Form 10-K, Exhibit 13
period 1999-12-25
PEPSI BOTTLING GROUP INC
filed 2000-03-23
CIK 1076405

                                                                      EXHIBIT 13
MANAGEMENT'S FINANCIAL REVIEW

OVERVIEW
--------
     The Pepsi Bottling Group, Inc. (collectively referred to as "PBG," "we," "our" and "us") became a public company through an initial public offering of 100,000,000 shares on March 31, 1999, marking our separation from PepsiCo, Inc. and our beginning as a company focused solely on the bottling business. As an independent bottling company, we set objectives aimed at profitably growing our business and building shareholder value. We are proud to report that we have exceeded our goals for 1999:

         - We delivered 13% constant territory EBITDA growth in 1999, significantly higher than the 8-10% growth target we had set for ourselves at the time of our initial public offering.

         - We generated $161 million of operating cash flow in 1999, exceeding our original projections by approximately $200 million.

         - We delivered $0.71 in earnings per share, an increase of $0.54 over 1998 after adjusting for one-time items and the number of shares outstanding.

         - We made 142,000 net placements of cold drink equipment in North America, approximately 36,000 pieces ahead of prior year.

         -   We increased our return on invested capital by 1% in 1999.

         - We made six acquisitions during the year for approximately $185 million in cash and assumed debt, increasing our share of Pepsi-Cola's North American market approximately 1% to more than 55%.

     The following discussion and analysis covers the key drivers behind our success in 1999 and is broken down into five major sections. The first two sections provide an overview and focus on items that affect the comparability of historical or future results. The next two sections provide an analysis of our results of operations and liquidity and financial condition. The last section contains a discussion of our market risks and cautionary statements. The discussion and analysis throughout management's financial review should be read in conjunction with the Consolidated Financial Statements and the related accompanying notes.

Constant Territory
     We believe that constant territory performance results are the most appropriate indicators of operating trends and performance, particularly in light of our stated intention of acquiring additional bottling territories, and are consistent with industry practice. Constant territory operating results are achieved by adjusting current year results to exclude current year acquisitions and adjusting prior year results to include the results of prior year acquisitions as if they had occurred on the first day of the prior fiscal year. Constant territory results also exclude any unusual impairment and other charges and credits.

Use of EBITDA

     EBITDA, which is computed as operating income plus the sum of depreciation and amortization, is a key indicator management and the industry use to evaluate operating performance. It is not, however, required under generally accepted accounting principles and should not be considered an alternative to measurements required by GAAP such as net income or cash flows. In addition, EBITDA for 1999 and 1998 excludes the impact of the non-cash portion of the unusual impairment and other charges and credits discussed below and in Note 4 of the Consolidated Financial Statements.

ITEMS THAT AFFECT HISTORICAL OR FUTURE COMPARABILITY
----------------------------------------------------

Initial Public Offering

     PBG was incorporated in Delaware in January 1999 and, prior to our formation, we were an operating unit of PepsiCo. Our initial public offering consisted of 100,000,000 shares of common stock sold to the public, equivalent to 65% of our outstanding common stock, leaving PepsiCo the owner of the remaining 35% of outstanding common stock. PepsiCo's ownership has increased to 36.7% as a result of net repurchases of 5.3 million shares under our share repurchase program. In addition, in conjunction with our initial public offering, PBG and PepsiCo contributed bottling businesses and assets used in the bottling businesses to Bottling Group, LLC, our principal operating subsidiary. As a result of the contribution of these assets, PBG owns 92.9% of Bottling Group, LLC and PepsiCo owns the remaining 7.1%, giving PepsiCo economic ownership of 41.2% of our combined operations. We fully consolidate the results of Bottling Group, LLC and present PepsiCo's share as minority interest in our Consolidated Financial Statements.

     For the periods prior to our initial public offering we prepared our Consolidated Financial Statements as a "carve-out" from the financial statements of PepsiCo using the historical results of operations and assets and liabilities of our business. Certain costs reflected in the Consolidated Financial Statements may not necessarily be indicative of the costs that we would have incurred had we operated as an independent, stand-alone entity for all periods presented. These costs include an allocation of PepsiCo corporate overhead and interest expense, and income taxes:

         - We included corporate overhead related to PepsiCo's corporate administrative functions based on a specific identification of PepsiCo's administrative costs relating to the bottling operations and, to the extent that such identification was not practicable, based upon the percentage of our revenues to PepsiCo's consolidated net revenues. These costs are included in selling, delivery and administrative expenses in our Consolidated Statements of Operations.

         - We allocated $3.3 billion of PepsiCo debt to our business and charged interest expense on this debt using PepsiCo's weighted-average interest rate. Once we issued $3.3 billion of third-party debt in the first quarter of 1999, our actual interest rates were used to determine interest expense for the remainder of the year.

         - We reflected income tax expense in the Consolidated Financial Statements as if we had actually filed a separate income tax return.

     The amounts, by year, of the historical allocations described above are as follows:

                                                                1999*       1998        1997
                                                                -----       ----        ----
                                                                     dollars in millions
     Corporate overhead expense...........................      $  3       $ 40        $ 42
     Interest expense.....................................      $ 28       $210        $205
     PepsiCo weighted-average interest rate...............       5.8%       6.4%        6.2%
   * Prior to our initial public offering.

Unusual Impairment and Other Charges and Credits

Our operating results were affected by the following unusual charges and credits in 1999 and 1998:

                                                      1999           1998*
                                                      ----           -----
                                                      dollars in millions
Non-cash compensation charge ..............          $  45           $  --
Vacation policy change ....................            (53)             --
Asset impairment and restructuring charges              (8)            222
                                                     -----           -----
                                                     $ (16)          $ 222
                                                     =====           =====
   After minority interest and income taxes          $  (9)          $ 218
                                                     =====           =====

* Does not include tax settlement with the Internal Revenue Service discussed on this page.

-    Non-cash Compensation Charge

         In connection with the completion of our initial public offering, PepsiCo vested substantially all non-vested PepsiCo stock options held by PBG employees. As a result, we incurred a $45 million non-cash compensation charge in the second quarter of 1999, equal to the difference between the market price of the PepsiCo capital stock and the exercise price of these options at the vesting date.

-    Vacation Policy Change

         As a result of changes to our employee benefit and compensation plans, employees will now earn vacation time evenly throughout the year based upon service rendered. Previously, employees were fully vested at the beginning of each year. As a result of this change, we have reversed an accrual of $53 million into income.

-    Asset Impairment and Restructuring Charges

         In the fourth quarter of 1998, we recorded $222 million of charges relating to the following:

         - A charge of $212 million for asset impairment of $194 million and other charges of $18 million related to restructuring our Russian operations.

         - A charge of $10 million for employee-related and other costs, mainly relocation and severance, resulting from the separation of Pepsi-Cola bottling and concentrate organizations.

         In the fourth quarter of 1999, $8 million of the remaining 1998 restructuring reserves was reversed into income, as actual costs incurred to renegotiate manufacturing and leasing contracts in Russia and to reduce the number of employees were less than the amounts originally estimated.

-    Tax Settlement with the Internal Revenue Service

         In 1998, we settled a dispute with the Internal Revenue Service regarding the deductibility of the amortization of acquired franchise rights, resulting in a $46 million tax benefit.

Comparability of our operating results may also be affected by the following:

Concentrate Supply

     We buy concentrate, the critical flavor ingredient for our products, from PepsiCo, its affiliates and other brand owners who are the sole authorized suppliers. Concentrate prices are typically determined annually.

     In February 1999, PepsiCo announced an increase of approximately 5% in the price of U.S. concentrate. The cost of this increase was offset in substantial part with increases in the level of marketing support and funding we received from PepsiCo. PepsiCo has recently announced a further increase of approximately 7%, effective February 2000, which will be available for use by PepsiCo to support brand-building initiatives aimed at driving volume. Amounts paid or payable to PepsiCo and its affiliates for concentrate were $1,418 million, $1,283 million and $1,135 million in 1999, 1998 and 1997, respectively.

Bottler Incentives

     PepsiCo and other brand owners provide us with various forms of marketing support. The level of this support is negotiated annually and can be increased or decreased at the discretion of the brand owners. This marketing support is intended to cover a variety of programs and initiatives, including direct marketplace support, capital equipment funding and shared media and advertising support. Direct marketplace support is primarily funding by PepsiCo and other brand owners of sales discounts and similar programs, and is recorded as an adjustment to net revenues. Capital equipment funding is designed to support the purchase and placement of marketing equipment and is recorded as a reduction to selling, delivery and administrative expenses. Shared media and advertising support is recorded as a reduction to advertising and marketing expense within selling, delivery and administrative expenses.

     The total bottler incentives we received from PepsiCo and other brand owners were $563 million, $536 million and $463 million for 1999, 1998 and 1997, respectively. Of these amounts, we recorded $263 million, $247 million and $235 million for 1999, 1998 and 1997, respectively, in net revenues, and the remainder as a reduction to selling, delivery and administrative expenses. The amount of our bottler incentives received from PepsiCo was more than 90% of our total bottler incentives in each of the three years, with the balance received from the other brand owners. We negotiate the level of funding with PepsiCo and other brand owners as part of the annual planning process.

Our Investment in Russia

     In recent years, we have invested in Russia to build infrastructure and to fund start-up manufacturing and distribution costs. During the first half of 1998, our volumes were growing at approximately 50% over 1997 levels. However, following the August 1998 devaluation of the ruble, we experienced a significant drop in demand, resulting in lower net revenues and increased operating losses. As a result of the economic crisis and the under-utilization of assets, we incurred a charge of $212 million in the fourth quarter of 1998 to write down our assets and reduce our fixed-cost structure. The economic conditions in 1999 have been more stable. However, volumes and revenues have not yet returned to levels achieved immediately prior to the devaluation as Russian consumers have switched from branded products to lower-cost alternatives. In response to this environment, we have focused on developing alternative means of leveraging our existing asset base while significantly reducing costs. Most notably, we have begun to distribute Frito-Lay(R) snack products throughout all of Russia, except Moscow. In addition, we have recently launched our own value brand beverage products.

     We anticipate that our Russian operations will continue to incur losses and require cash to fund operations for at least the fiscal year 2000. However, capital requirements will be minimal because our existing infrastructure is adequate for current operations. Cash requirements for investing activities and to fund operations were $45 million, $156 million and $71 million in 1999, 1998 and 1997, respectively. Volume in Russia accounted for 1%, 2% and 1% of our total volume in 1999, 1998 and 1997, respectively. We will continue to review our Russian operations on a regular basis and to consider changes in our distribution systems and other operations as circumstances dictate.

Employee Benefit Plan Changes

     We are making several changes to our employee benefit plans that will take effect in fiscal year 2000. Our objective is to ensure that the overall compensation and benefit plans offered to our employees are competitive with our industry. The changes that have been made to our vacation policy, pension and retiree medical plans include some benefit enhancements as well as cost containment provisions. We do not believe that the net impact of these changes will be material to our financial results in fiscal year 2000.

     In addition, as previously disclosed at the time of our initial public offering, we are not continuing the broad-based stock option program provided by PepsiCo. In its place our Board of Directors has approved a matching company contribution to our 401(k) plan to begin in 2000. The match will be made in PBG stock and the amount will depend upon the employee's contribution and years of service. We anticipate that the matching company contribution will cost approximately $12 million in fiscal year 2000.

     Finally, in the fourth quarter of 1999 we recognized a $16 million compensation charge related to full-year 1999 performance. This expense is one-time in nature and is for the benefit of our management employees, reflecting our successful operating results as well as providing certain incentive-related features.

Fiscal Year

     Our fiscal year ends on the last Saturday in December and, as a result, a fifty-third week is added every five or six years. Fiscal years 1999, 1998 and 1997 consisted of 52 weeks. Fiscal year 2000 will have 53 weeks.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in millions, except per share data)
Fiscal years ended December 25, 1999, December 26, 1998 and December 27, 1997

                                                            1999        1998          1997
                                                            ----        ----          ----
NET REVENUES ........................................     $ 7,505      $ 7,041      $ 6,592
Cost of sales .......................................       4,296        4,181        3,832
                                                          -------      -------      -------
GROSS PROFIT ........................................       3,209        2,860        2,760

Selling, delivery and administrative expenses .......       2,813        2,583        2,425
Unusual impairment and other charges and credits ....         (16)         222           --
                                                          -------      -------      -------
OPERATING INCOME ....................................         412           55          335

Interest expense, net ...............................         202          221          222
Foreign currency loss (gain) ........................           1           26           (2)
Minority interest ...................................          21           --           --
                                                          -------      -------      -------

INCOME (LOSS) BEFORE INCOME TAXES ...................         188         (192)         115
Income tax expense (benefit) ........................          70          (46)          56
                                                          -------      -------      -------

NET INCOME (LOSS) ...................................     $   118      $  (146)     $    59
                                                          =======      =======      =======

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE .........     $  0.92      $ (2.65)     $  1.07

WEIGHTED-AVERAGE BASIC AND DILUTED SHARES OUTSTANDING         128           55           55

See accompanying notes to Consolidated Financial Statements.

Management's Financial Review

RESULTS OF OPERATIONS
---------------------

                                           FISCAL 1999 VS. 1998        FISCAL 1998 VS. 1997
                                           --------------------        --------------------

                                                          CONSTANT                   CONSTANT
                                          REPORTED       TERRITORY     REPORTED     TERRITORY
                                           CHANGE          CHANGE       CHANGE        CHANGE
                                           ------          ------       ------        ------
   EBITDA................................    25%           13%           (7)%           0%
   Volume................................     4%            0%            7 %           5%
   Net Revenue per Case..................     3%            3%           (1)%           0%

EBITDA

     Reported EBITDA was $901 million in 1999, representing a 25% increase over 1998. On a constant territory basis, EBITDA growth of 13% was driven by a strong pricing environment particularly in the U.S. take-home segment, solid volume growth in our higher-margin cold drink segment and reduced operating losses in Russia.

     In 1998, EBITDA declined 7% on a reported basis and was flat on a constant territory basis. Strong volume gains were more than offset by higher raw material costs in North America, increased selling and delivery expenses associated with our investment in the cold drink segment and higher losses in our Russian operations. The reported decline in 1998 was also impacted by $28 million of cash restructuring charges.

VOLUME

     Our worldwide raw case volume grew 4% on a reported basis in 1999, and was flat on a constant territory basis. Raw cases are physical cases sold, regardless of the volume contained in these cases. In North America, which consists of the U.S. and Canada, constant territory volume improved 1%. Growth in our cold drink segment was offset by declines in the take-home business as we raised prices in the take-home segment. Outside North America, our constant territory volumes declined 6%, driven by the continued impact of the economic conditions in Russia, which began to deteriorate in August 1998 with the devaluation of the ruble.

     In 1998, worldwide case volume grew 7% compared to 1997, with North America increasing 6% and countries outside North America increasing 18%. Constant territory volume increased 5% in the North American markets, 6% outside North America and 5% worldwide. North American results were driven by solid growth in our cold drink segment, modest gains in the take-home segment and the favorable impact of the launch of Pepsi ONE in the fourth quarter of 1998. Constant territory volume growth outside North America was positive in all of our markets, led by Russia, which increased 21%.

NET REVENUES

     On a reported basis, net revenues were $7,505 million in 1999, representing a 7% increase over 1998. On a constant territory basis, net revenues increased 3%, with increases in North America offsetting a revenue decline outside North America. North American constant territory growth was driven by a 1% increase in volume and a 4% increase in net revenue per case. The net revenue per case increase was driven by strong pricing, led by advances in the take-home segment and an increased mix of higher-revenue cold drink volume. Initial volume declines partially offset the revenue impact of higher take-home pricing, although volumes rebounded in the fourth quarter of 1999. Outside North
America, revenue declines were impacted by the August 1998 ruble devaluation in Russia. On a worldwide basis, constant territory revenue per physical case was up 3%.

     Worldwide net revenues grew 7% from 1997 to 1998 on a reported basis and 5% on a constant territory basis. Volume gains contributed five percentage points to constant territory revenue growth while pricing remained essentially flat. Flat pricing reflected an increased mix of higher-priced single-serve cold drink packages sold, offset by lower take-home package pricing in North American markets, and promotional pricing relating to the U.S. introduction of Pepsi ONE in the fourth quarter of 1998.

COST OF SALES

     Cost of sales as a percentage of net revenues decreased from 59.4% in 1998 to 57.3% in 1999. This trend was driven by higher net revenue per case and relatively flat cost of sales per case as higher concentrate prices were offset by lower packaging costs and the favorable effect of renegotiating our raw material contracts in Russia to a ruble denomination instead of U.S. dollars.

     Cost of sales as a percentage of net revenues increased from 58.1% in 1997 to 59.4% in 1998. This increase was primarily a result of margin declines in the take-home segment and increases in concentrate costs. An increased mix of revenues in the higher-margin cold drink segment in 1998 was insufficient to offset margin declines in the take-home segment.

SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

     Selling, delivery and administrative expenses increased $230 million, or 9%, in 1999. This increase was driven by acquisitions and higher selling and delivery costs, which resulted from our continued investment in our North American cold drink infrastructure. Additional headcount, delivery routes and depreciation increases resulted from this initiative in 1999. We anticipate that the investments we are making in the cold drink business will be more than recovered through the resulting revenue growth in this higher-margin business. In addition, higher advertising and marketing spending was offset by reduced operating costs in Russia, as our cost structure benefited from our fourth quarter 1998 restructuring actions. Administrative costs were impacted by increased performance-related compensation due to our stronger operating results in 1999 compared to 1998. Excluding the impact of performance-related compensation, our administrative costs were relatively flat year-over-year.

     In 1998, selling, delivery and administrative expenses increased $158 million, or 7%. Selling and delivery costs grew at a rate faster than volume while our other administrative costs grew less than 1% in 1998. The costs associated with selling and delivery grew faster than volume largely because of our heavy investment in vending machines and coolers, consistent with our long-term strategy to increase our presence in the cold drink segment of the industry in North America. Spending on vending machines and coolers at customer locations in the North American markets was approximately 20% higher in 1998 than in 1997, driving increases in the costs associated with placing, depreciating and providing service for these assets.

FOREIGN CURRENCY EXCHANGE GAINS/LOSSES

     Our foreign currency exchange gains and losses arise from our operations in Russia. Since Russia is considered a highly inflationary economy for accounting purposes, we are required to remeasure the net monetary assets of our Russian operations in U.S. dollars and reflect any resulting gain or loss in the Consolidated Statements of Operations. The August 1998 devaluation of the Russian ruble resulted in a significant foreign exchange loss in 1998. In 1999, foreign exchange losses have been minimized due to a more stable ruble exchange rate.

INTEREST EXPENSE, NET

     Net interest expense decreased by $19 million to $202 million in 1999, due primarily to a lower average interest rate on PBG's $3.3 billion of long-term debt. Our average interest rate decreased from 6.4% in 1998, when we used PepsiCo's average interest rate, to 6.1% in the current year when we issued our own debt in the first quarter of 1999. Our lower 1999 interest rates reflect market conditions at the time we issued our debt. In addition, we had reduced levels of external debt outside North America.

     In 1998, interest expense decreased $1 million compared to 1997, reflecting higher interest income in Spain, offset by an increase in PepsiCo's average borrowing rate from 6.2% to 6.4%.

PROVISION FOR INCOME TAXES

     Our full-year effective tax rate for 1999 was an expense of 37.4%, compared to a benefit of 24.0% in 1998 and an expense of 48.7% in 1997. In 1999, the impact of non-deductible goodwill and other expenses on the effective tax rate was offset in part by lower tax rates in our markets outside the U.S., and by higher overall pre-tax income. In 1998, we settled a dispute with the Internal Revenue Service regarding the deductibility of the amortization of acquired franchise rights, resulting in a $46 million tax benefit in the fourth quarter. Also in 1998, our effective tax rate was increased due to the unusual charges relating to Russia restructuring and asset write-offs for which we did not recognize a tax benefit. The 1997 tax rate was driven by the effect of non-deductible goodwill and other expenses, offset in part by lower tax rates outside the U.S.

     Our effective tax rate, excluding the unusual impairment and other charges and credits, would have been 38.0%, 0.9% and 48.7% in 1999, 1998 and 1997, respectively.

EARNINGS PER SHARE

                                                                       1999         1998        1997
                                                                       ----         ----        ----
    Earnings (loss) per share on reported net income (loss).......    $0.92       $(2.65)      $1.07
    Average shares outstanding (millions).........................      128           55          55

      Our historical capital structure is not representative of our current structure due to our initial public offering. In 1999, immediately preceding the offering, and in 1998 and 1997, we had 55 million shares of common stock outstanding. In connection with the offering, we sold 100,000,000 shares of common stock to the public and used the $2.2 billion of proceeds to repay obligations to PepsiCo and to fund acquisitions.

      The table below sets forth earnings per share adjusted for the initial public offering and the impact of our unusual impairment and other charges and credits as previously discussed. In 1999, we assumed 155 million shares were outstanding from the beginning of the year and adjusted for our share repurchase program, which began in October and under which we made net repurchases of approximately 5.3 million shares. Similarly, the 1998 and 1997 earnings per share amounts in the table below have been adjusted, assuming 155 million shares had been outstanding for the entire period presented.

                                                                       1999         1998        1997
                                                                       ----         ----        ----
    Earnings (loss) per share on reported net income (loss)         $  0.76      $ (0.94)    $  0.38
    Unusual impairment and other charges and credits ..........       (0.05)        1.41          --
    Tax settlement ............................................          --        (0.30)         --
                                                                    -------      -------     -------
    Adjusted earnings per share ...............................     $  0.71      $  0.17     $  0.38
                                                                    =======      =======     =======
    Assumed shares outstanding (millions) .....................         155          155         155

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)
Fiscal years ended December 25, 1999, December 1998 and December 27,1997

                                                              1999           1998         1997
                                                             -------        -------        -----
CASH FLOWS -- OPERATIONS
Net income (loss) ....................................       $   118        $  (146)       $  59
Adjustments to reconcile net income (loss) to net cash
provided by operations:
  Depreciation .......................................           374            351          316
  Amortization .......................................           131            121          123
  Non-cash unusual impairment and other charges and
    credits...........................................           (32)           194           --
  Non-cash portion of tax settlement .................            --            (46)          --
  Deferred income taxes ..............................           (27)            47           17
  Other non-cash charges and credits, net ............           141             88           12
  Changes in operating working capital, excluding
    effects of acquisitions and dispositions:
    Trade accounts receivable ........................           (30)            46           26
    Inventories ......................................             3            (25)          --
    Prepaid expenses, deferred income taxes and other
      current assets .................................             4              8          (54)
    Accounts payable and other current liabilities ...            41             39           63
    Income taxes payable .............................            (5)           (52)         (14)
                                                             -------        -------        -----
      Net change in operating working capital ........            13             16           21
                                                             -------        -------        -----
NET CASH PROVIDED BY OPERATIONS ......................           718            625          548
                                                             -------        -------        -----

CASH FLOWS -- INVESTMENTS
Capital expenditures .................................          (560)          (507)        (472)
Acquisitions of bottlers and investments in affiliates          (176)          (546)         (49)
Sales of bottling operations and property, plant and
  equipment ..........................................            22             31           23
Other, net ...........................................           (19)           (24)         (66)
                                                             -------        -------        -----
NET CASH USED FOR INVESTMENTS ........................          (733)        (1,046)        (564)
                                                             -------        -------        -----

CASH FLOWS -- FINANCING
Short-term borrowings -- three months or less ........           (58)            52          (90)
Proceeds from third-party debt .......................         3,260             50            3
Replacement of PepsiCo allocated debt ................        (3,300)            --           --
Net proceeds from initial public offering ............         2,208             --           --
Payments of third-party debt .........................           (90)           (72)         (11)
Dividends paid .......................................            (6)            --           --
Treasury stock transactions, net .....................           (90)            --           --
Increase (decrease) in advances from PepsiCo .........        (1,750)           340          161
                                                             -------        -------        -----
NET CASH PROVIDED BY FINANCING .......................           174            370           63
                                                             -------        -------        -----
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS ........................................            (5)             1           (1)
                                                             -------        -------        -----
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .           154            (50)          46
CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR .......            36             86           40
                                                             -------        -------        -----

CASH AND CASH EQUIVALENTS -- END OF YEAR .............       $   190        $    36        $  86
                                                             =======        =======        =====

SUPPLEMENTAL CASH FLOW INFORMATION

NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Liabilities incurred and/or assumed in conjunction
      with acquisitions of bottlers ..................       $    65        $   161        $   3
                                                             =======        =======        =====

See accompanying notes to Consolidated Financial Statements.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED BALANCE SHEETS

(in millions, except per share data)
December 25, 1999 and December 26, 1998

                                                                    1999            1998
                                                                   -------        -------
ASSETS
 CURRENT ASSETS
  Cash and cash equivalents ..................................     $   190        $    36
  Trade accounts receivable, less allowance of $48 and
   $46, in 1999 and 1998, respectively .......................         827            808
  Inventories ................................................         293            296
  Prepaid expenses, deferred income taxes and other
    current assets ...........................................         183            178
                                                                   -------        -------
 TOTAL CURRENT ASSETS ........................................       1,493          1,318
  Property, plant and equipment, net .........................       2,218          2,055
  Intangible assets, net .....................................       3,819          3,806
  Other assets ...............................................          89            143
                                                                   -------        -------
    TOTAL ASSETS .............................................     $ 7,619        $ 7,322
                                                                   =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and other current liabilities .............     $   924        $   904
  Income taxes payable .......................................          --              9
  Short-term borrowings ......................................          23            112
                                                                   -------        -------
 TOTAL CURRENT LIABILITIES ................................            947          1,025
  Allocation of PepsiCo long-term debt .......................         ---          3,300
  Long-term debt due to third parties ........................       3,268             61
  Other liabilities ..........................................         385            367
  Deferred income taxes ......................................       1,178          1,202
  Minority interest ..........................................         278             --
  Advances from PepsiCo ......................................          --          1,605
                                                                   -------        -------
 TOTAL LIABILITIES.............................................      6,056          7,560
SHAREHOLDERS' EQUITY
  Common stock, par value $.01 per share:
    Authorized 300 shares, issued 155 shares .................           2             --
  Treasury stock: 5 shares ...................................         (90)            --
  Additional paid-in capital .................................       1,736             --
  Retained earnings ..........................................         138             --
  Accumulated other comprehensive loss .......................        (223)          (238)
                                                                    -------        -------
 TOTAL SHAREHOLDERS' EQUITY (DEFICIT) ........................       1,563           (238)
                                                                   -------        -------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ................     $ 7,619        $ 7,322
                                                                   =======        =======

See accompanying notes to Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL CONDITION
---------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Prior to our Separation from PepsiCo and our Initial Public
Offering

    We financed our capital investments and acquisitions through cash flow from operations and advances from PepsiCo prior to our separation from PepsiCo and our initial public offering. Under PepsiCo's centralized cash management system, PepsiCo deposited sufficient cash in our bank accounts to meet our daily obligations, and withdrew excess funds from those accounts. These transactions are included in advances from PepsiCo in our Consolidated Balance Sheets and Consolidated Statements of Cash Flows.

Liquidity After our Initial Public Offering

    Subsequent to our initial public offering, we have financed our capital investments and acquisitions substantially through cash flow from operations. We believe that our future cash flow from operations and borrowing capacity will be sufficient to fund capital expenditures, acquisitions, dividends and other working capital requirements.

Financing Transactions

    On February 9, 1999, $1.3 billion of 5 5/8% senior notes and $1.0 billion of 5 3/8% senior notes were issued by Bottling Group, LLC and are guaranteed by PepsiCo. On March 8, 1999, we issued $1 billion of 7% senior notes, which are guaranteed by Bottling Group, LLC. During the second quarter of 1999, we executed an interest rate swap converting 3% of our fixed-rate debt to floating-rate debt.

    On March 31, 1999, we offered 100,000,000 shares of PBG common stock for sale to the public in an underwritten initial public offering generating $2.2 billion of net proceeds.

    In April 1999, we entered into a $500 million commercial paper program that is supported by a credit facility. The credit facility consists of two $250 million components, one of which is one year in duration and the other of which is five years in duration. There were no borrowings outstanding under this program at December 25, 1999.

    The proceeds from the above financing transactions were used to repay obligations to PepsiCo and fund acquisitions.

Capital Expenditures

    We have incurred and will require capital for ongoing infrastructure, including acquisitions and investments in developing market opportunities.

- Our business requires substantial infrastructure investments to maintain our existing level of operations and to fund investments targeted at growing our business. Capital infrastructure expenditures totaled $560 million, $507 million and $472 million during 1999, 1998 and 1997, respectively. We believe that capital infrastructure spending will continue to be significant, driven by our investments in the cold drink segment.

- We intend to continue to pursue acquisitions of independent PepsiCo bottlers in the U.S. and Canada, particularly in territories contiguous to our own. These acquisitions will enable us to provide better service to our large retail customers, as well as to reduce costs through economies of scale. We also plan to evaluate international acquisition opportunities as they become available. Cash spending on acquisitions was $176 million, $546 million and $49 million in 1999, 1998 and 1997, respectively.

CASH FLOWS

Fiscal 1999 Compared to Fiscal 1998

    Operating cash flow in 1999 grew $36 million, or 29%, to $161 million from 1998. Operating cash flow is defined as net cash provided by operations less net cash used for investments, excluding cash used for acquisitions of bottlers and investments in affiliates.

    Net cash provided by operations in 1999 improved to $718 million from $625 million in 1998, due primarily to strong growth in EBITDA and favorable working capital cash flows resulting from the timing of cash payments and our continued focus on working capital management.

    Net cash used for investments was $733 million in 1999 compared to $1,046 million in 1998. In 1999, $176 million was utilized for the acquisition of bottlers in the U.S., Canada and Russia, compared to $546 million in 1998. In addition, we continued to invest heavily in cold drink equipment in North America, resulting in increased capital spending from $507 million in 1998 to $560 million in 1999.

     Net cash provided by financing decreased by $196 million from $370 million to $174 million during 1999, mainly due to the net pay-down of $58 million of short-term borrowings in 1999, the payment in the first quarter of 1999 of borrowings in Russia related to the purchase of Pepsi International Bottlers, LLC and $90 million of share repurchases in the fourth quarter of 1999. Net IPO proceeds of $2.2 billion and proceeds from the issuance of third-party debt of $3.3 billion were used to repay obligations to PepsiCo and fund acquisitions.

    Fiscal 1998 Compared to Fiscal 1997

     Net cash provided by operations in 1998 improved to $625 million from $548 million in 1997 due primarily to the favorable effect of a three-year insurance prepayment to a PepsiCo affiliate in 1997, and our continued focus on working capital management.

     Net cash used for investments was $1,046 million in 1998 compared to $564 million in 1997. In 1998, $546 million was utilized for the acquisition of bottlers and investments in affiliates in the U.S., Canada and Russia, compared to $49 million in 1997. In addition, we continued to increase our investment in cold drink equipment in North America.

     The net cash used for financing in 1998 was provided by normal operating activities, advances from PepsiCo and proceeds from short-term borrowings. The total net cash from financing activities in 1998 was $370 million.

MARKET RISKS AND CAUTIONARY STATEMENTS
--------------------------------------

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to various market risks including commodity prices, interest rates on our debt and foreign exchange rates.

Commodity Price Risk

     We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

    We use futures contracts and options on futures in the normal course of business to hedge anticipated purchases of certain raw materials used in our manufacturing operations. Currently we have various contracts outstanding for aluminum purchases in 2000, which establish our purchase price within defined ranges.

Interest Rate Risk

    Historically, we have had no material interest rate risk associated with debt used to finance our operations due to limited third-party borrowings. We intend to manage our interest rate exposure using both financial derivative instruments and a mix of fixed and floating interest rate debt. During the second quarter of 1999, we executed an interest rate swap converting 3% of our fixed-rate debt to floating-rate debt.

Foreign Currency Exchange Rate Risk

    Operating in international markets involves exposure to movements in currency exchange rates. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange discussion below does not take into account the possibility that the impact of an exchange rate movement may or may not be offset by the impact of changes in other categories.

    Operations outside the U.S. constitute approximately 15% of our net revenues. As currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars affects year-over-year comparability. We have not hedged translation risks because cash flows from international operations have generally been reinvested locally, nor historically have we entered into hedges to minimize the volatility of reported earnings. We estimate that a 10% change in foreign exchange rates would affect reported operating income by less than $10 million.

    Foreign exchange gains and losses reflect transaction and translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Russia is considered a highly inflationary economy for accounting purposes and all foreign exchange gains and losses are included in the Consolidated Statements of Operations.

      The table below presents information on contracts outstanding at December 25, 1999:


                                               NOTIONAL  CARRYING   FAIR
                                               AMOUNT    AMOUNT    VALUE
                                               --------  --------  -----
                                                  dollars in millions

    Raw material futures contracts............   $91       $--       $6
    Raw material options......................    61         1       12
    Interest rate swap........................   100        --       (2)

EURO

    On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between existing currencies and one common currency, the Euro. Beginning in January 2002, new Euro-denominated bills and coins will be issued, and existing currencies will be withdrawn from circulation. Spain is one of the member countries that instituted the Euro, and we have established plans to address the issues raised by the Euro currency conversion. These issues include, among others, the need to adapt computer and financial systems, business processes and equipment such as vending machines to accommodate Euro-denominated transactions and the impact of one common currency on cross-border pricing. Since financial systems and processes currently accommodate multiple currencies, we do not expect the system and equipment conversion costs to be material. Due to numerous uncertainties, we cannot reasonably estimate the long-term effects one common currency may have on pricing, costs and the resulting impact, if any, on our financial condition or results of operations.

YEAR 2000

    Over the past three years, we have taken a number of steps to minimize any potential disruption from the transition of computerized systems and microprocessors to the Year 2000. Such steps included the inventory and assessment of our key information technology systems, together with any necessary remediation and testing. In addition, we contacted and surveyed suppliers critical to our production process and significant customers as to their compliance status. Finally, we established an Event Management Center to monitor the status of key business processes during and after the year-end crossover. The Center was available to all of our locations and key suppliers and customers in the event of any breakdown in processing.

    We are pleased to report that as a result of these precautions, we experienced no disruption to our business in any of the countries in which we operate. This included no external infrastructure issues such as disruption to utilities and telecommunications, nor any indication of problems with any of our key suppliers or customers. Our own production and selling activities commenced in the new year as originally scheduled.

    We have spent $51 million in costs directly related to Year 2000 issues. This included $18 million in 1999, $26 million in 1998 and $7 million in 1997. These costs did not necessarily increase our normal level of spending on information technology due to the deferral of other projects that enabled us to focus on Year 2000 remediation. Consequently, in fiscal year 2000, resources dedicated to Year 2000 projects are now being redirected to support initiatives that had previously been postponed. Any carryover costs to fiscal year 2000 for expenses such as the Event Management Center are not expected to be significant.

CAUTIONARY STATEMENTS

    Except for the historical information and discussions contained herein, statements contained in this annual report on Form 10-K may constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and PBG's operating plans. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different. Among the events and uncertainties that could adversely affect future periods are lower-than-expected net pricing resulting from marketplace competition, material changes from expectations in the cost of raw materials and ingredients, an inability to achieve the expected timing for returns on cold drink equipment and related infrastructure expenditures, material changes in expected levels of marketing support payments from PepsiCo, an inability to meet projections for performance in newly acquired territories, unexpected costs associated with conversion to the common European currency and unfavorable interest rate and currency fluctuations.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions)
Fiscal years ended December 25, 1999 December 26 ,1998 and December 27, 1997

                                                                                             ACCUMULATED
                                                                  ADDITIONAL                   OTHER
                                      COMMON        TREASURY       PAID-IN       RETAINED  COMPREHENSIVE              COMPREHENSIVE
                                       STOCK         STOCK         CAPITAL       EARNINGS       LOSS          TOTAL    INCOME/(LOSS
                                     -------        --------      ----------     --------  -------------    --------  --------------
BALANCE AT DECEMBER 28, 1996 .       $    --        $    --        $    --        $  --        $(102)       $  (102)
  Comprehensive income:
    Net income ...............            --             --             --           --           --             --        $  59
    Currency translation
      adjustment .............            --             --             --           --          (82)           (82)         (82)
                                     -------        -------        -------        -----        -----        -------        -----
  Total comprehensive loss ...                                                                                             $ (23)
                                                                                                                           =====

BALANCE AT DECEMBER 27, 1997 .            --             --             --           --         (184)          (184)
  Comprehensive loss:
    Net loss .................            --             --             --           --           --             --        $(146)
    Currency translation
      adjustment..............            --             --             --           --          (35)           (35)         (35)
    Minimum pension liability
      adjustment .............            --             --             --           --          (19)           (19)         (19)
                                     -------        -------        -------        -----        -----        -------        -----
  Total comprehensive loss ...                                                                                             $(200)
                                                                                                                           =====

BALANCE AT DECEMBER 26, 1998 .            --             --             --           --         (238)          (238)
  Comprehensive income:
    Net loss before IPO ......            --             --             --           --           --             --        $ (29)
    Net income after IPO .....            --             --             --          147           --            147          147
    Currency translation
      adjustment..............            --             --             --           --           (4)            (4)          (4)
    Minimum pension liability
      adjustment .............            --             --             --           --           19             19           19
                                                                                                                           -----
  Total comprehensive income .                                                                                             $ 133
                                                                                                                           =====
  Initial public offering (100
    shares) net of settlement
    of advances from PepsiCo .             2             --          1,736           --           --          1,738
  Treasury stock transactions,
    net (5 shares) ...........            --            (90)            --           --           --            (90)
  Cash dividends declared on
    common stock .............            --             --             --           (9)          --             (9)
                                     -------        -------        -------        -----        -----        -------
BALANCE AT DECEMBER 25, 1999 .       $     2        $   (90)       $ 1,736        $ 138        $(223)       $ 1,563
                                     =======        =======        =======        =====        =====        =======


See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in millions, except per share data)

NOTE 1 -- BASIS OF PRESENTATION

    The Pepsi Bottling Group, Inc. ("PBG") consists of bottling operations located in the United States, Canada, Spain, Greece and Russia. These bottling operations manufacture, sell and distribute Pepsi-Cola beverages including Pepsi-Cola, Diet Pepsi, Mountain Dew and other brands of carbonated soft drinks and other ready-to-drink beverages. Approximately 90% of PBG's 1999 net revenues were derived from the sale of Pepsi-Cola beverages. References to PBG throughout these Consolidated Financial Statements are made using the first-person notations of "we," "our" and "us."

    Prior to our formation, we were an operating unit of PepsiCo, Inc. ("PepsiCo"). On March 31, 1999, we offered 100,000,000 shares of PBG common stock for sale at $23 per share in an initial public offering generating $2,208 million in net proceeds. These proceeds were used to fund acquisitions and repay obligations to PepsiCo. Subsequent to the offering, PepsiCo owned and continues to own 55,005,679 shares of common stock, consisting of 54,917,329 shares of common stock and 88,350 shares of Class B common stock. PepsiCo's ownership at December 25, 1999, represents 36.7% of the outstanding common stock and 100% of the outstanding Class B common stock, together representing 44.8% of the voting power of all classes of our voting stock. Subsequent to the offering, PepsiCo also owns 7.1% of the equity of Bottling Group, LLC, our principal operating subsidiary, giving PepsiCo economic ownership of 41.2% of our combined operations at December 25, 1999.

    The 154,917,354 common shares and 88,350 Class B common shares are substantially identical, except for voting rights. Holders of our common stock are entitled to one vote per share and holders of our Class B common stock are entitled to 250 votes per share. Each share of Class B common stock held by PepsiCo is, at PepsiCo's option, convertible into one share of common stock. Holders of our common stock and holders of our Class B common stock share equally on a per share basis in any dividend distributions.

    The accompanying Consolidated Financial Statements include information that has been presented on a "carve-out" basis for the periods prior to our initial public offering. This information includes the historical results of operations and assets and liabilities directly related to PBG, and has been prepared from PepsiCo's historical accounting records. Certain estimates, assumptions and allocations were made in determining such financial statement information. Therefore, these Consolidated Financial Statements may not necessarily be indicative of the results of operations, financial position or cash flows that would have existed had we been a separate, independent company from the first day of all periods presented.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Our preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net revenues and expenses during the reporting period. Actual results could differ from our estimates.

    BASIS OF CONSOLIDATION The accounts of all of our wholly and majority-owned subsidiaries are included in the accompanying Consolidated Financial Statements. We have eliminated intercompany accounts and transactions in consolidation.

    FISCAL YEAR Our fiscal year ends on the last Saturday in December and, as a result, a fifty-third week is added every five or six years. Fiscal years 1999, 1998 and 1997 consisted of 52 weeks. Fiscal year 2000 will have 53 weeks.

    REVENUE RECOGNITION We recognize revenue when goods are delivered to customers. Sales terms do not allow a right of return unless product freshness dating has expired. Reserves for returned product were $2 million at fiscal year-end 1999, 1998 and 1997, respectively.

    ADVERTISING AND MARKETING COSTS We are involved in a variety of programs to promote our products. We include advertising and marketing costs in selling, delivery and administrative expenses and expense such costs in the year incurred. Advertising and marketing costs were $298 million, $233 million and $210 million in 1999, 1998 and 1997, respectively.

    BOTTLER INCENTIVES PepsiCo and other brand owners, at their sole discretion, provide us with various forms of marketing support. This marketing support is intended to cover a variety of programs and initiatives, including direct marketplace support, capital equipment funding and shared media and advertising support. Based on the objective of the programs and initiatives, we record marketing support as an adjustment to net revenues or as a reduction of selling, delivery and administrative expenses. Direct marketplace support is primarily funding by PepsiCo and other brand owners of sales discounts and similar programs and is recorded as an adjustment to net revenues. Capital equipment funding is designed to support the purchase and placement of marketing equipment and is recorded as a reduction to selling, delivery and administrative expenses. Shared media and advertising support is recorded as a reduction to advertising and marketing expense within selling, delivery and administrative expenses. There are no conditions or other requirements that could result in a repayment of marketing support received.

     The total bottler incentives we received from PepsiCo and other brand owners, were $563 million, $536 million and $463 million for 1999, 1998 and 1997, respectively. Of these amounts, we recorded $263 million, $247 million and $235 million for 1999, 1998 and 1997, respectively, in net revenues, and the remainder as a reduction to selling, delivery and administrative expenses. The amount of our bottler incentives received from PepsiCo was more than 90% of our bottler incentives in each of the three years, with the balance received from the other brand owners.

     STOCK-BASED EMPLOYEE COMPENSATION We measure stock-based compensation expense in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense for stock option grants to PBG employees is measured as the excess of the quoted market price of common stock at the grant date over the amount the employee must pay for the stock. Our policy is to grant stock options at fair value on the date of grant.

     CASH EQUIVALENTS Cash equivalents represent funds we have temporarily invested with original maturities not exceeding three months.

     INVENTORIES We value our inventories at the lower of cost computed on the first-in, first-out method or net realizable value.

     PROPERTY, PLANT AND EQUIPMENT We state property, plant and equipment ("PP&E") at cost, except for PP&E that has been impaired, for which we write down the carrying amount to estimated fair-market value, which then becomes the new cost basis.

     INTANGIBLE ASSETS Intangible assets include both franchise rights and goodwill arising from the allocation of the purchase price of businesses acquired. Goodwill represents the residual purchase price after allocation of all identifiable net assets. Franchise rights and goodwill are evaluated at the date of acquisition and amortized on a straight-line basis over their estimated useful lives, which in most cases is between 20 to 40 years.

     RECOVERABILITY OF LONG-LIVED ASSETS We review all long-lived assets, including intangible assets, when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, we write down an impaired asset to its estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

     MINORITY INTEREST PBG and PepsiCo contributed bottling businesses and assets used in the bottling businesses to Bottling Group, LLC, our principal operating subsidiary, in connection with the formation of Bottling Group, LLC. As a result of the contribution of these assets, PBG owns 92.9% of Bottling Group, LLC and PepsiCo owns the remaining 7.1%. Accordingly, the Consolidated Financial Statements reflect PepsiCo's share of consolidated net income of Bottling Group, LLC as minority interest in our Consolidated Statements of Operations, and PepsiCo's share of consolidated net assets of Bottling Group, LLC as minority interest in our Consolidated Balance Sheets from our initial public offering through the end of the year.

     TREASURY STOCK We record the repurchase of shares of our common stock at cost and classify these shares as treasury stock within shareholders' equity. Repurchased shares are included in our authorized shares but not included in our shares outstanding. We record shares reissued using an average cost. During 1999, our Board of Directors authorized the repurchase of 10 million shares of common stock under which we made net repurchases of 5.3 million shares for $90 million.

     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT We use futures contracts and options on futures to hedge against the risk of adverse movements in the price of certain commodities used in the manufacture of our products. In order to qualify for deferral hedge accounting of unrealized gains and losses, such instruments must be designated and effective as a hedge of an anticipatory transaction. Changes in the value of instruments that we use to hedge commodity prices are highly correlated to the changes in the value of the purchased commodity.

     We review the correlation and effectiveness of these financial instruments on a periodic basis. Gains and losses on futures contracts that are designated and effective as hedges of future commodity purchases are deferred and included in the cost of the related raw materials when purchased. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market with the resulting unrealized gain or loss recorded as other income and expense within selling, delivery and administrative expenses. Realized gains and losses that result from the early termination of financial instruments used for hedging purposes are deferred and are included in cost of sales when the anticipated transaction actually occurs. Premiums paid for the purchase of options on futures are recorded as a prepaid expense in the Consolidated Balance Sheets and are amortized as an adjustment to cost of sales over the duration of the contract.

     From time to time, we utilize interest rate swaps to hedge our exposure to fluctuations in interest rates. The interest differential to be paid or received on an interest rate swap is recognized as an adjustment to interest expense as the differential occurs. The interest differential not yet settled in cash is reflected in the accompanying Consolidated Balance Sheets as a receivable or payable within the appropriate current asset or liability captions. If we terminate an interest rate swap position, the gain or loss realized upon termination would be deferred and amortized to interest expense over the remaining term of the underlying debt instrument it was intended to modify, or would be recognized immediately if the underlying debt instrument was settled prior to maturity.

     FOREIGN EXCHANGE GAINS AND LOSSES We translate the balance sheets of our foreign subsidiaries that do not operate in highly inflationary economies at the exchange rates in effect at the balance sheet date, while we translate the statements of operations at the average rates of exchange during the year. The resulting translation adjustments of our foreign subsidiaries are recorded directly to accumulated other comprehensive loss. Foreign exchange gains and losses reflect transaction and translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Russia is considered a highly inflationary economy for accounting purposes and we include all foreign exchange gains and losses in the Consolidated Statements of Operations.

     NEW ACCOUNTING STANDARDS In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts, which are collectively referred to as derivatives. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We are currently assessing the effects of adopting SFAS 133, and have not yet made a determination of the impact on our financial position or results of operations.

     In July 1999, the FASB issued Statement of Financial Accounting Standard 137, delaying the implementation of SFAS 133 for one year. SFAS 133 will now be effective for our first quarter of fiscal year 2001.

     EARNINGS PER SHARE We compute basic earnings per share by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that would then share in net income.

NOTE 3 -- INITIAL PUBLIC OFFERING AND COMPARABILITY OF RESULTS

     For the periods prior to our initial public offering, our Consolidated Financial Statements have been carved out from the financial statements of PepsiCo using the historical results of operations and assets and liabilities of our business. The Consolidated Financial Statements reflect certain costs that may not necessarily be indicative of the costs we would have incurred had we operated as an independent, stand-alone entity for all periods presented. These costs include an allocation of PepsiCo corporate overhead and interest expense, and income taxes.

     - We included corporate overhead related to PepsiCo's corporate administrative functions based on a specific identification of PepsiCo's administrative costs relating to the bottling operations and, to the extent that such identification was not practicable, based upon the percentage of our revenues to PepsiCo's consolidated net revenues. These costs are included in selling, delivery and administrative expenses in our Consolidated Statements of Operations.

     - We allocated $3.3 billion of PepsiCo debt to our business. We charged interest expense on this debt using PepsiCo's weighted-average interest rate. Once we issued $3.3 billion of third-party debt in the first quarter of 1999, our actual interest rates were used to determine interest expense for the remainder of the year.

     - We reflected income tax expense in our Consolidated Financial Statements as if we had actually filed a separate income tax return.

     The amounts, by year, of the historical allocations described above are as follows:

                                                                    1999*      1998        1997
                                                                    -----      ----        ----
     Corporate overhead expense...............................      $  3       $ 40        $ 42
     Interest expense.........................................      $ 28       $210        $205
     PepsiCo weighted-average interest rate...................       5.8%       6.4%        6.2%
     *Prior to our initial public offering.

     In addition, our historical capital structure is not representative of our current structure due to our initial public offering. In 1999, immediately preceding the offering and in 1998 and 1997, we had 55,000,000 shares of common stock outstanding. In connection with the offering, we sold 100,000,000 shares to the public.

NOTE 4 -- UNUSUAL IMPAIRMENT AND OTHER CHARGES AND CREDITS

                                                                  1999         1998*
                                                                  ----         -----
     Non-cash compensation charge............................     $ 45         $ --
     Vacation policy change..................................      (53)          --
     Asset impairment and restructuring charges..............       (8)         222
                                                                  ----         ----
                                                                  $(16)        $222
                                                                  ====         ====
     After minority interest and income taxes..................   $ (9)        $218
                                                                  ====         ====

     *Does not include tax settlement with the Internal Revenue Service discussed on the next page.

     The 1999 unusual items comprise the following:

     - In connection with the completion of our initial public offering, PepsiCo vested substantially all non-vested PepsiCo stock options held by PBG employees. As a result, we incurred a $45 million non-cash compensation charge in the second quarter, equal to the difference between the market price of the PepsiCo capital stock and the exercise price of these options at the vesting date.

     - Employees will now earn vacation time evenly throughout the year based upon service rendered. Previously, employees were fully vested for the current year at the beginning of each year. As a result of this change, we have reversed an accrual of $53 million into income.

     - In the fourth quarter, $8 million of the remaining 1998 restructuring reserve was reversed into income, as actual costs incurred to renegotiate manufacturing and leasing contracts in Russia and to reduce the number of employees were less than the amounts originally estimated.

     The 1998 unusual items comprise the following:

     - A fourth-quarter charge of $212 million for asset impairment of $194 million and other charges of $18 million related to the restructuring of our Russian bottling operations. The economic turmoil in Russia, which accompanied the devaluation of the ruble in August 1998, had an adverse impact on our operations. Consequently, in the fourth quarter we experienced a significant drop in demand, resulting in lower net revenues and increased operating losses. Additionally, since net revenues in Russia are denominated in rubles, whereas a substantial portion of costs and expenses at that time were denominated in U.S. dollars, our operating margins were further eroded. In response to these conditions, we reduced our cost structure primarily through closing four of our 26 distribution facilities, renegotiating manufacturing and leasing contracts and reducing the number of employees, primarily in sales and operations, from approximately 4,500 to 2,000. We also evaluated the resulting impairment of long-lived assets, triggered by the reduction in utilization of assets caused by the lower demand, the adverse change in the business climate and the expected continuation of operating losses and cash deficits in that market. The impairment charge reduced the net book value of these assets from $245 million to $51 million, their estimated fair market value based primarily on values paid for similar assets in Russia.

          A fourth-quarter charge of $10 million for employee-related and other costs, mainly relocation and severance, resulting from the separation of Pepsi-Cola North America's concentrate and bottling organizations.

          At year-end 1999, $3 million remained in accounts payable and other current liabilities relating to remaining lease termination costs on facilities and employee costs to be paid in 2000.

     - We recognized an income tax benefit of $46 million in the fourth quarter of 1998 upon the settlement of a disputed claim with the Internal Revenue Service relating to the deductibility of the amortization of acquired franchise rights. The settlement also resulted in the reduction of goodwill and income taxes payable by $194 million.

NOTE 5 -- INVENTORIES

                                                       1999        1998
                                                       ----        ----
           Raw materials and supplies...........      $ 110       $ 120
           Finished goods.......................        183         176
                                                      -----       -----
                                                      $ 293       $ 296
                                                      =====       =====

NOTE 6 -- PROPERTY, PLANT AND EQUIPMENT, NET

                                                         1999            1998
                                                       -------          -------
           Land ..............................         $   145          $   151
           Buildings and improvements ........             852              813
           Production and distribution
           equipment .........................           2,112            1,989
           Marketing equipment ...............           1,596            1,368
           Other .............................              84               95
                                                       -------          -------
                                                         4,789            4,416
           Accumulated depreciation ..........          (2,571)          (2,361)
                                                       -------          -------
                                                       $ 2,218          $ 2,055
                                                       =======          =======

     We calculate depreciation on a straight-line basis over the estimated lives of the assets as follows:

           Building and improvements.............................    20-33 years
           Production equipment..................................    10 years
           Distribution equipment................................    5-8 years
           Marketing equipment...................................    3-7 years





















NOTE 7 -- INTANGIBLE ASSETS, NET

                                                            1999          1998
                                                          -------       -------
Franchise rights and other identifiable intangibles       $ 3,565       $ 3,460
Goodwill ...........................................        1,582         1,539
                                                          -------       -------
                                                            5,147         4,999
Accumulated amortization ...........................       (1,328)       (1,193)
                                                          -------       -------
                                                          $ 3,819       $ 3,806
                                                          =======       =======

     Identifiable intangible assets arise principally from the allocation of the purchase price of businesses acquired, and consist primarily of territorial franchise rights. Our franchise rights are typically perpetual in duration, subject to compliance with the underlying franchise agreement. We assign amounts to such identifiable intangibles based on their estimated fair value at the date of acquisition. Goodwill represents the residual purchase price after allocation to all identifiable net assets.

NOTE 8 -- ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

                                                            1999            1998
                                                            ----            ----
Accounts payable ...............................            $334            $328
Accrued compensation and benefits ..............             147             174
Trade incentives ...............................             201             163
Accrued interest ...............................              69              --
Other current liabilities ......................             173             239
                                                            ----            ----
                                                            $924            $904
                                                            ====            ====

NOTE 9 -- SHORT-TERM BORROWINGS AND LONG-TERM DEBT

                                                              1999         1998
                                                             ------       ------
Short-term borrowings
   Current maturities of long-term debt ..............       $   10       $   48
   Borrowings under lines of credit ..................           13           64
                                                             ------       ------
                                                             $   23       $  112
                                                             ======       ======
Long-term debt due to third parties
   5 5/8% senior notes due 2009 ......................       $1,300       $   --
   5 3/8% senior notes due 2004 ......................        1,000           --
   7% senior notes due 2029 ..........................        1,000           --
   Other .............................................           13          102
                                                             ------       ------
                                                              3,313          102
   Capital lease obligations .........................            2            7
                                                             ------       ------
                                                              3,315          109
   Less: Unamortized discount ........................           37           --
         Current maturities of long-term debt ........           10           48
                                                             ------       ------
                                                             $3,268       $   61
                                                             ======       ======
Allocation of PepsiCo long-term debt .................       $   --       $3,300
                                                             ======       ======

     Maturities of long-term debt as of December 25, 1999 are: 2000 -- $9 million, 2001 -- $1 million, 2002 -- $0, 2003 -- $0, 2004 -- $1,000 million and thereafter, $2,303 million.

     The $1.3 billion of 5 5/8% senior notes and the $1.0 billion of 5 3/8% senior notes were issued on February 9, 1999, by our subsidiary Bottling Group, LLC and are guaranteed by PepsiCo. We issued the $1.0 billion of 7% senior notes, which are guaranteed by Bottling Group, LLC, on March 8, 1999. During the second quarter we executed an interest rate swap converting 3% of our fixed-rate debt to floating-rate debt.

     We allocated $3.3 billion of PepsiCo long-term debt in our financial statements prior to issuing the senior notes referred to above. Our interest expense includes the related allocated interest expense of $28 million in 1999, $210 million in 1998 and $205 million in 1997, and is based on PepsiCo's weighted-average interest rate of 5.8%, 6.4% and 6.2% in 1999, 1998 and 1997, respectively.

     In April 1999, we entered into a $500 million commercial paper program that is supported by a credit facility. The credit facility consists of two $250 million components, one of which is one year in duration and the other of which is five years in duration. There were no borrowings outstanding under this program at December 25, 1999.

     We have available short-term bank credit lines of approximately $121 million and $95 million at December 25, 1999 and December 26, 1998, respectively. These lines are denominated in various foreign currencies to support general operating needs in their respective countries. The weighted-average interest rate of these lines of credit outstanding at December 25, 1999, December 26, 1998 and December 27, 1997 was 12.0%, 8.7% and 8.6%,
respectively.

     Amounts paid to third parties for interest were $108 million, $20 million and $21 million in 1999, 1998 and 1997, respectively. In 1998 and 1997, allocated interest expense was deemed to have been paid to PepsiCo, in cash, in the period in which the cost was incurred.

NOTE 10 -- LEASES

     We have noncancellable commitments under both capital and long-term operating leases. Capital and operating lease commitments expire at various dates through 2023. Most leases require payment of related executory costs, which include property taxes, maintenance and insurance.























     Our future minimum commitments under noncancellable leases are set forth below:

                                                                  COMMITMENTS
                                                              --------------------
                                                              CAPITAL    OPERATING
                                                              -------    ---------
     2000.................................................     $  1        $ 33
     2001.................................................       --          29
     2002.................................................       --          25
     2003.................................................       --          14
     2004.................................................       --          12
     Later years..........................................        3          58
                                                               ----        ----
                                                               $  4        $171
                                                               ====        ====

     At December 25, 1999, the present value of minimum payments under capital leases was $2 million, after deducting $2 million for imputed interest. Our rental expense was $55 million, $45 million and $35 million for 1999, 1998 and 1997, respectively.

NOTE 11 -- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     As of December 25, 1999, our use of derivative instruments was limited to interest rate swaps entered into with financial institutions, and commodity futures and options contracts traded on national exchanges. Our corporate policy prohibits the use of derivative instruments for trading purposes, and we have procedures in place to monitor and control their use.

     FAIR VALUE Financial assets with carrying values approximating fair value include cash and cash equivalents and trade accounts receivable. Financial liabilities with carrying values approximating fair value include accounts payable and other accrued liabilities and short-term debt. The carrying value of these financial assets and liabilities approximates fair value due to the short maturity of our financial assets and liabilities, and since interest rates approximate fair value for short-term debt.

     Long-term debt at December 25, 1999 has a carrying value and fair value of $3.3 billion and $3.0 billion, respectively.

     COMMODITY PRICES We use futures contracts and options on futures in the normal course of business to hedge anticipated purchases of certain raw materials used in our manufacturing operations.

     Deferred gains and losses at year-end 1999 and 1998, as well as gains and losses recognized as part of the cost of sales in 1999, 1998 and 1997, were not significant. At year-end 1999 and 1998, we had commodity contracts involving notional amounts of $152 million and $71 million outstanding, respectively. These notional amounts do not represent amounts exchanged by the parties and thus are not a measure of our exposure; rather, they are used as the basis to calculate the amounts due under the agreements.

     INTEREST RATE RISK Prior to the initial public offering, we had minimal external interest rate risk to manage. Subsequent to the offering, as interest rate risk has grown, we have begun to manage interest rate exposure through the use of an interest rate swap, which converted 3% of our fixed-rate debt to floating-rate debt. Credit risk from the swap agreement is dependent both on the movement in interest rates and the possibility of non-payment by the swap counterparty. We mitigate credit risk by only entering into swap agreements with high credit-quality counterparties and by netting swap payments within each contract.

                                                      AT DECEMBER 25, 1999
                                               --------------------------------
                                               NOTIONAL    CARRYING       FAIR
                                                AMOUNT      AMOUNT        VALUE
                                               --------    --------       -----
Raw material futures contracts .........         $ 91        $ --         $  6
Raw material options ...................           61           1           12
Interest rate swap .....................          100          --           (2)

NOTE 12 -- PENSION AND POSTRETIREMENT BENEFIT PLANS

PENSION BENEFITS

     Prior to the initial public offering, our U.S. employees participated in PepsiCo sponsored noncontributory defined benefit pension plans, which covered substantially all full-time salaried employees, as well as most hourly employees. In conjunction with the offering, we assumed the sponsorship of the PepsiCo plan covering most hourly employees and established a plan for the salaried employees mirroring the PepsiCo-sponsored plan. In 2000, the related pension assets will be transferred from the PepsiCo trust to a separate trust for our pension plans.

     Benefits generally are based on years of service and compensation, or stated amounts for each year of service. All of our qualified plans are funded and contributions are made in amounts not less than minimum statutory funding requirements nor more than the maximum amount that can be deducted for U.S. income tax purposes. Our net pension expense for the defined benefit pension plans for our operations outside the U.S. was not significant.

POSTRETIREMENT BENEFITS

     PepsiCo has historically provided postretirement health care benefits to eligible retired employees and their dependents, principally in the United States. Employees are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. The plans are not funded and since 1993 have included retiree cost sharing. With our initial public offering, we have assumed the related obligations from PepsiCo for our employees, as we are providing benefits similar to those previously provided by PepsiCo.

                                                              PENSION
                                                     --------------------------
Components of net periodic benefit costs             1999       1998       1997
                                                     ----       ----       ----
Service cost ..................................      $ 30       $ 24       $ 22
Interest cost .................................        42         37         35
Expected return on plan assets ................       (49)       (45)       (41)
Amortization of transition asset ..............        --         (2)        (4)
Amortization of net loss ......................         4         --         --
Amortization of prior service amendments ......         5          4          4
                                                     ----       ----       ----
Net periodic benefit cost .....................        32         18         16
Settlement loss ...............................        --          1         --
                                                     ----       ----       ----
Net periodic benefit cost including settlements      $ 32       $ 19       $ 16
                                                     ====       ====       ====

                                                           POSTRETIREMENT
                                                     --------------------------
Components of net periodic benefit costs:            1999       1998       1997
                                                     ----       ----       ----
Service cost ..................................      $  4       $  4       $  3
Interest cost .................................        12         12         15
Expected return on plan assets ................        --         --         --
Amortization of transition asset ..............        --         --         --
Amortization of net loss ......................        --         --         --
Amortization of prior service amendments ......        (5)        (5)        (5)
                                                     ----       ----       ----
Net periodic benefit cost .....................        11         11         13
Settlement loss ...............................        --         --         --
                                                     ----       ----       ----
Net periodic benefit cost including settlements      $ 11       $ 11       $ 13
                                                     ====       ====       ====

     We amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits.

                                           PENSION              POSTRETIREMENT
                                      -----------------       -----------------
Changes in the benefit obligation:     1999        1998        1999        1998
                                      -----       -----       -----       -----
Obligation at beginning of year       $ 648       $ 545       $ 187       $ 164
Service cost ...................         30          24           4           4
Interest cost ..................         42          37          12          12
Plan amendments ................          3           5          --          --
Actuarial (gain)/loss ..........        (57)         78          14          19
Benefit payments ...............        (38)        (36)        (11)        (12)
Acquisitions and other .........         19          --          --          --
Settlement gain ................         --          (5)         --          --
                                      -----       -----       -----       -----
Obligation at end of year ......      $ 647       $ 648       $ 206       $ 187
                                      =====       =====       =====       =====

                                           PENSION            POSTRETIREMENT
                                       ----------------       ---------------
Changes in the fair value of assets:   1999        1998       1999       1998
                                       -----       -----      ----       ----
Fair value at beginning of year ...   $ 541       $ 602       $ --      $ --
Actual return on plan assets ......      85         (26)        --        --
Employer contributions ............      --           5         11        12
Benefit payments ..................     (38)        (36)       (11)      (12)
Acquisitions and other ............       9          --         --        --
Settlement gain ...................      --          (4)        --        --
                                      -----       -----       ----      ----
Fair value at end of year .........   $ 597       $ 541       $ --      $ --
                                      =====       =====       ====      ====















     Selected information for the plans with accumulated benefit obligations in excess of plan assets:

                                                   PENSION              POSTRETIREMENT
                                              -----------------       -----------------
                                               1999        1998        1999        1998
                                               -----       ----         ----       -----
Projected benefit obligation ............      $ (32)      $(648)      $(206)      $(187)
Accumulated benefit obligation ..........        (12)       (575)       (206)       (187)
Fair value of plan assets ...............         --         541          --          --

     Funded status recognized on the Consolidated Balance Sheets:

                                                    PENSION              POSTRETIREMENT
                                               -----------------       -----------------
                                                1999        1998        1999        1998
                                               -----       -----       -----       -----
Funded status at end of year ............      $ (50)      $(107)      $(206)      $(187)
Unrecognized prior service cost .........         33          34         (17)        (22)
Unrecognized (gain)/loss ................        (14)         84          35          20
Unrecognized transition asset ...........         --          (1)         --          --
Unrecognized special termination benefits         (2)         (2)         --          --
Employer contributions ..................         --          --           3          --
                                               -----       -----       -----       -----
Net amounts recognized ..................      $ (33)      $   8       $(185)      $(189)
                                               =====       =====       =====       =====

     The weighed-average assumptions used to compute the above information are set forth below:

                                                               PENSION
                                                     ----------------------------
                                                     1999        1998        1997
                                                     ----        ----        ----
Discount rate for benefit obligation .......          7.8%        6.8%        7.2%
Expected return on plan assets .............         10.0        10.0        10.0
Rate of compensation increase ..............          4.3         4.8         4.8

                                                             POSTRETIREMENT
                                                      ----------------------------
                                                      1999        1998        1997
                                                      ----        ----        ----
Discount rate for benefit obligation .......          7.8%        6.9%        7.4%

COMPONENTS OF PENSION ASSETS

     The pension plan assets are principally invested in stocks and bonds.

HEALTH CARE COST TREND RATES

     We have assumed an average increase of 6.0% in 2000 in the cost of postretirement medical benefits for employees who retired before cost sharing was introduced. This average increase is then projected to decline gradually to 5.5% in 2005 and thereafter.

     Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical plans. A one-percentage point change in assumed health care costs would have the following effects:

                                                                                           1%         1%
                                                                                        INCREASE   DECREASE
                                                                                        --------   --------
Effect on total fiscal year 1999 service and interest cost components..............       $ 1        $(1)
Effect on the fiscal year 1999 accumulated postretirement benefit obligation.......         6         (6)

OTHER EMPLOYEE BENEFIT PLANS

     In the fourth quarter of 1999, we contributed $16 million to a defined contribution plan as a one-time payment for the benefit of management employees. The amount was based on full-year 1999 performance and included other incentive-related features.

     Our Board of Directors has also approved a matching company contribution to our 401(k) plan to begin in 2000. The match will be made in PBG stock and the amount will depend upon the employee's contribution and years of service. We anticipate that the matching company contribution will cost approximately $12 million in fiscal year 2000.

NOTE 13 -- EMPLOYEE STOCK OPTION PLANS

     In connection with the completion of our initial public offering, PepsiCo vested substantially all non-vested PepsiCo stock options held by PBG employees. As a result, we incurred a $45 million non-cash compensation charge in the second quarter, equal to the difference between the market price of the PepsiCo capital stock and the exercise price of these options at the vesting date.

     Also at the time of our initial public offering, we issued a one-time founders' grant of options to all full-time non-management employees to purchase 100 shares of PBG stock. These options have an exercise price equal to the initial public offering price of $23 per share, are exercisable after three years, and expire in 10 years. At December 25, 1999, approximately 3 million options were outstanding.

     In addition, we have adopted a long-term incentive stock option plan for middle and senior management employees. We issued an option grant to middle and senior management employees that varied according to salary and level within PBG. These options' exercise prices range from $19.25 per share to $23 per share and, with the exception of our chairman's options, are exercisable after three years and expire in 10 years. Our chairman's options are exercisable ratably over the three years following our initial public offering date. At December 25, 1999, approximately 8.2 million options were outstanding.

     The following table summarizes option activity during 1999:

                                                                            1999
                                                                    ----------------------
                                                                                WEIGHTED-
                                                                                AVERAGE
(OPTIONS IN MILLIONS)                                                           EXERCISE
                                                                    OPTIONS      PRICE
                                                                    -------     ---------
Outstanding at beginning of year .............................          --       $    --
   Granted ...................................................        12.1         22.98
   Exercised .................................................          --            --
   Forfeited .................................................        (0.9)        23.33
                                                                    ------        ------
Outstanding at end of year ...................................        11.2        $22.98
                                                                    ======        ======
Exercisable at end of year ...................................          --        $   --
                                                                    ======        ======
Weighted-average fair value of options granted during the year                    $10.29
                                                                                  ======

     We adopted the disclosure provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation," but continue to measure stock-based compensation cost in accordance with the Accounting Principles Board Opinion 25 and its related interpretations. If we had measured compensation cost for the stock options granted to our employees in 1999 under the fair value based method prescribed by SFAS 123, net income would have been changed to the pro forma amounts set forth below:

                                                                            1999
                                                                            ----
Net Income
   Reported..........................................................      $ 118
   Pro forma.........................................................        102

     The fair value of PBG stock options used to compute pro forma net income disclosures was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                                           1999
                                                                         -------
Risk-free interest rate..............................................       5.8%
Expected life........................................................    7 years
Expected volatility..................................................        30%
Expected dividend yield..............................................      0.09%

NOTE 14 -- INCOME TAXES

     The details of our income tax provision are set forth below:

                                           1999            1998            1997
                                           ----            ----            ----
Current:   Federal ...............         $ 79            $(84)           $ 31
           Foreign ...............           (1)              4               3
           State .................           19             (13)              5
                                           ----            ----            ----
                                             97             (93)             39
                                           ----            ----            ----
Deferred:  Federal .............            (17)             45              17
           Foreign .............             --              (5)             (2)
           State ...............            (10)              7               2
                                           ----            ----            ----
                                            (27)             47              17
                                           ----            ----            ----
                                           $ 70            $(46)           $ 56
                                           ====            ====            ====

     Our U.S. and foreign income (loss) before income taxes is set forth below:

                                          1999              1998           1997
                                          ----              ----           ----
U.S. .....................               $ 188             $ 116          $ 177
Foreign ..................                  --              (308)           (62)
                                          ----              ----           ----
                                         $ 188             $(192)         $ 115
                                          ====              ====           ====

     Our reconciliation of income taxes calculated at the U.S. federal statutory rate to our provision for income taxes is set forth below:

                                                             1999     1998     1997
                                                             ----    -----     ----
Income taxes computed at the U.S. federal statutory rate     35.0%   (35.0)%   35.0%
State income tax, net of federal tax benefit ...........      3.2       --      4.4
Impact of foreign results ..............................     (9.1)   (12.2)    (9.5)
U.S. goodwill and other nondeductible expenses .........      7.8      7.5     14.8
U.S. franchise rights tax settlement ...................       --    (24.0)      --
Unusual impairment and other charges and credits .......     (0.6)    38.7       --
Other, net .............................................      1.1      1.0      4.0
                                                             ----    -----     ----
Total effective income tax rate ........................     37.4%   (24.0)%   48.7%
                                                             ====    =====     ====

     The details of our 1999 and 1998 deferred tax liabilities (assets) are set forth below:

                                                                     1999       1998
                                                                   -------    -------
Intangible assets and property, plant and equipment ............   $ 1,231    $ 1,252
Other ..........................................................        90        112
                                                                   -------    -------
Gross deferred tax liabilities .................................     1,321      1,364
                                                                   -------    -------

Foreign net operating loss carryforwards .......................      (132)      (123)
Employee benefit obligations ...................................       (77)       (85)
Bad debts ......................................................       (21)       (20)
Various liabilities and other ..................................      (157)      (164)
                                                                   -------    -------
Gross deferred tax assets ......................................      (387)      (392)
Deferred tax asset valuation allowance .........................       147        135
                                                                   -------    -------
Net deferred tax assets ........................................      (240)      (257)
                                                                   -------    -------

Net deferred tax liability .....................................   $ 1,081    $ 1,107
                                                                   =======    =======

Included in:
Prepaid expenses, deferred income taxes and other current assets   $   (97)   $   (95)
Deferred income taxes ..........................................     1,178      1,202
                                                                   -------    -------
                                                                   $ 1,081    $ 1,107
                                                                   =======    =======

     We have net operating loss carryforwards totaling $465 million at December 25, 1999, which are available to reduce future taxes in Spain, Greece and Russia. Of these carryforwards, $37 million expire in 2000 and $428 million expire at various times between 2001 and 2006. We have established a full valuation allowance for these net operating loss carryforwards based upon our projection that these losses will expire before they can be used.

     Our valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, have increased by $12 million and $55 million in 1999 and 1998, respectively.

     Amounts paid to taxing authorities for income taxes were $111 million in 1999. In 1998 and 1997 our allocable share of income taxes was deemed to have been paid to PepsiCo, in cash, in the period in which the cost was incurred.

NOTE 15 -- GEOGRAPHIC DATA

     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages. We do business in 41 states and the District of Columbia in the U.S. Outside the U.S., we do business in eight Canadian provinces, Spain, Greece and Russia.

                                                       NET REVENUES
                                            ------------------------------------
                                             1999           1998           1997
                                            ------         ------         ------
U.S. ..............................         $6,352         $5,886         $5,584
Other countries ...................          1,153          1,155          1,008
                                            ------         ------         ------
                                            $7,505         $7,041         $6,592
                                            ======         ======         ======

                                                      LONG-LIVED ASSETS
                                            ------------------------------------
                                             1999           1998           1997
                                            ------         ------         ------
U.S. ..............................         $5,139         $5,024         $4,918
Other countries ...................            987            980            934
                                            ------         ------         ------
                                            $6,126         $6,004         $5,852
                                            ======         ======         ======












     We have included in other assets on the Consolidated Balance Sheets $2 million, $1 million and $64 million of investments in joint ventures at December 25, 1999, December 26, 1998 and December 27, 1997, respectively. Our equity loss in such joint ventures was $0 million, $5 million and $12 million in 1999, 1998 and 1997, respectively, which is included in selling, delivery and administrative expenses.

NOTE 16 -- RELATIONSHIP WITH PEPSICO

     At the time of the initial public offering we entered into a number of agreements with PepsiCo. The most significant agreements that govern our relationship with PepsiCo consist of:

     (1) the master bottling agreement for cola beverages bearing the "Pepsi-Cola" and "Pepsi" trademark, including Pepsi, Diet Pepsi and Pepsi ONE in the United States; bottling and distribution agreements for non-cola products in the United States, including Mountain Dew; and a master fountain syrup agreement in the United States;

     (2) agreements similar to the master bottling agreement and the non-cola agreements for each specific country, including Canada, Spain, Greece and Russia, as well as a fountain syrup agreement similar to the master syrup agreement for Canada;

     (3) a shared services agreement whereby PepsiCo provides us with certain administrative support, including procurement of raw materials, transaction processing, such as accounts payable and credit and collection, certain tax and treasury services, and information technology maintenance and systems development. Beginning in 1998, a PepsiCo affiliate has provided casualty insurance to us; and

     (4) transition agreements that provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities and obligations arising from periods prior to the initial public offering. Under our tax separation agreement, PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ending on or before the initial public offering. PepsiCo has contractually agreed to act in good faith with respect to all tax audit matters affecting us. In addition, PepsiCo has agreed to use their best efforts to settle all joint interests in any common audit issue on a basis consistent with prior practice.

     We purchase concentrate from PepsiCo that is used in the production of carbonated soft drinks and other ready-to-drink beverages. We also produce or distribute other products and purchase finished goods and concentrate through various arrangements with PepsiCo or PepsiCo joint ventures. We reflect such purchases in cost of sales.

     We share a business objective with PepsiCo of increasing the availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo provides us with various forms of marketing support to promote its beverages. This support covers a variety of initiatives, including marketplace support, marketing programs, capital equipment investment and shared media expense. Based on the objective of the programs and initiatives, we record marketing support as an adjustment to net revenues or as a reduction of selling, delivery and administrative expense.

     We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements. We pay a royalty fee to PepsiCo for the AQUAFINA trademark.

     The Consolidated Statements of Operations include the following income (expense) amounts as a result of transactions with PepsiCo and its affiliates:

                                                    1999       1998       1997
                                                  -------    -------    -------
Net revenues ..................................   $   236    $   228    $   216
Cost of sales .................................    (1,488)    (1,396)    (1,235)
Selling, delivery and administrative expenses .       285        260        254

     We are not required to make any minimum fees or payments to PepsiCo, nor are we obligated to PepsiCo under any minimum purchase requirements. There are no conditions or requirements that could result in the repayment of any marketing support payments received by us from PepsiCo.

     Net amounts receivable from PepsiCo and its affiliates were $5 million and net amounts payable to PepsiCo and its affiliates were $23 million at December 25, 1999 and December 26, 1998, respectively. Such amounts are recorded within accounts payable and other current liabilities in our Consolidate Balance Sheets.

NOTE 17 -- CONTINGENCIES

     We are subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. We believe that the ultimate liability arising from such claims or contingencies, if any, in excess of amounts already recognized is not likely to have a material adverse effect on our results of operations, financial condition or liquidity.

NOTE 18 -- ACQUISITIONS

     During 1999 and 1998, we acquired the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from several independent PepsiCo franchise bottlers. These acquisitions were accounted for by the purchase method. During 1999, the following acquisitions occurred for an aggregate purchase price of $185 million in cash and assumed debt:

-        Jeff Bottling Company, Inc. of New York in January.

- Pepsi-Cola General Bottlers of Princeton, Inc. and Pepsi-Cola General Bottlers of Virginia, Inc. of West Virginia and Virginia in March.

-        Pepsi-Cola General Bottlers of St. Petersburg, Russia in March.

-        Leader Beverage Corporation of Connecticut in April.

-        Guillemette & Frere, Ltee. of Quebec, Canada in September.

-        The Pepsi-Cola Bottling Company of Bainbridge, Inc. of Georgia in
         December.

     During 1998, the following acquisitions occurred for an aggregate cash purchase price of $546 million:

- The remaining 75% interest in our Russian bottling joint venture, Pepsi International Bottlers, LLC in February.

-        Gray Beverages, Inc. of Alberta and British Columbia, Canada in May.

-        Pepsi-Cola Allied Bottlers, Inc. of New York and Connecticut in
         November.

      The 1999 and 1998 aggregate purchase price exceeded the fair value of net assets acquired, including the resulting tax effect, by approximately $174 million and $474 million, respectively. The excess was recorded in intangible assets.

      The following table presents the unaudited pro forma consolidated results of PBG and the acquisitions noted above as if they had occurred at the beginning of the year in which they were acquired. The pro forma information does not necessarily represent what the actual results would have been for these periods and is not intended to be indicative of future results.

                                                                   Unaudited
                                                               ----------------
                                                                1999      1998
                                                               ------   -------
Pro forma net revenues .....................................   $7,522   $ 7,248
                                                               ======   =======

Pro forma net income (loss) ................................      117      (135)
                                                               ======   =======

Pro forma earnings (loss) per share (155 million shares) ...     0.76     (0.87)
                                                               ======   =======

NOTE 19 -- COMPUTATION OF BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

(shares in thousands)
                                                        1999       1998        1997
                                                      --------   --------    --------
Number of shares on which basic earnings (loss)
  per share is based:

  Average outstanding during period ...............    128,426     55,000      55,000
  Add - Incremental shares under stock
    compensation plans ............................      --          --         --
                                                      --------    --------    --------
Number of shares on which diluted
  earnings (loss) per share is based ..............    128,426     55,000      55,000

Basic and diluted net earnings (loss) applicable to
   common shareholders ............................   $    118     $ (146)     $   59

Basic and diluted earnings (loss) per share .......   $   0.92     $(2.65)     $ 1.07

     We issued a one-time founders' grant of options in connection with our initial public offering to all non-management employees to purchase 100 shares of PBG common stock. We also issued options during the second quarter to all management employees as part of our long-term incentive plan.

     In October, our Board of Directors authorized the repurchase of up to 10 million shares of our common stock. As of December 25, 1999, we made net repurchases of approximately 5.3 million shares.

NOTE 20 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                              FIRST       SECOND       THIRD      FOURTH
1999                        QUARTER      QUARTER     QUARTER     QUARTER       FULL YEAR
----                        -------      -------     -------     -------       ---------
Net revenues ....           $ 1,452      $ 1,831     $ 2,036     $ 2,186         $ 7,505
Gross profit ....               617          785         874         933           3,209
Operating income                 42           92(1)      205          73(2)          412
Net income (loss)                (3)          20          92           9             118


                              FIRST       SECOND       THIRD      FOURTH
1998                        QUARTER      QUARTER     QUARTER     QUARTER       FULL YEAR
----                        -------      -------     -------     -------       ---------
Net revenues ..........     $ 1,340      $ 1,686     $ 1,963     $ 2,052         $ 7,041
Gross profit ..........         563          696         794         807           2,860
Operating income (loss)          39          103         156        (243)(3)          55
Net income (loss) .....          (6)          22          45        (207)(4)        (146)

(1) Includes a $45 million non-cash compensation charge ($29 million after tax).

(2) Includes $61 million of income for vacation policy changes and restructuring accrual reversal ($38 million after tax).

(3) Includes $222 million for asset impairment and restructuring costs ($218 million after tax).

(4) Includes a $46 million tax benefit as a result of reaching final agreement to settle a disputed claim with the Internal Revenue Service.

The first, second and third quarters of each year consist of 12 weeks, while the fourth quarter consists of 16 weeks.

See Note 4 of the Consolidated Financial Statements for further information regarding unusual impairment and other charges and credits included in the table above.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To Our Shareholders:

     We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements, related notes and other information included in this annual report. The Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles and include certain amounts based upon our estimates and assumptions, as required. Other financial information presented in the annual report is derived from the Consolidated Financial Statements.

     We maintain a system of internal control over financial reporting, designed to provide reasonable assurance as to the reliability of the Consolidated Financial Statements, as well as to safeguard assets from unauthorized use or disposition. The system is supported by formal policies and procedures, including an active Code of Conduct program intended to ensure employees adhere to the highest standards of personal and professional integrity. Our internal audit function monitors and reports on the adequacy of and compliance with the internal control system, and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified.

     The Consolidated Financial Statements have been audited and reported on by our independent auditors, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that management representations made to the independent auditors were valid and appropriate.

     The Audit Committee of the Board of Directors, which is composed solely of outside directors, provides oversight to our financial reporting process and our controls to safeguard assets through periodic meetings with our independent auditors, internal auditors and management. Both our independent auditors and internal auditors have free access to the Audit Committee.

     Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 25, 1999 provide reasonable assurance that our assets are safeguarded.



John T. Cahill                              Peter A. Bridgman
Executive Vice President                    Senior Vice President
and Chief Financial Officer                 and Controller

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
The Pepsi Bottling Group, Inc.

     We have audited the accompanying Consolidated Balance Sheets of The Pepsi Bottling Group, Inc. as of December 25, 1999 and December 26, 1998 and the related Consolidated Statements of Operations, Cash Flows and Changes in Shareholders' Equity for each of the fiscal years in the three-year period ended December 25, 1999. These Consolidated Financial Statements are the responsibility of management of The Pepsi Bottling Group, Inc. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of The Pepsi Bottling Group, Inc. as of December 25, 1999 and December 26, 1998, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 25, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP




New York, New York
January 25, 2000

SELECTED FINANCIAL AND OPERATING DATA

(in millions, except per share data)

FISCAL YEARS ENDED                                             1999         1998         1997         1996         1995
                                                             -------      -------      -------      -------      -------
STATEMENT OF OPERATIONS DATA:

   Net Revenues ........................................     $ 7,505      $ 7,041      $ 6,592      $ 6,603      $ 6,393
   Cost of sales .......................................       4,296        4,181        3,832        3,844        3,771
                                                             -------      -------      -------      -------      -------
   Gross profit ........................................       3,209        2,860        2,760        2,759        2,622
   Selling, delivery and administrative expenses .......       2,813        2,583        2,425        2,392        2,273
   Unusual impairment and other charges and credits (1)          (16)         222           --           --           --
                                                             -------      -------      -------      -------      -------
   Operating income ....................................         412           55          335          367          349
   Interest expense, net ...............................         202          221          222          225          239
   Foreign currency loss (gain) ........................           1           26           (2)           4           --
   Minority interest ...................................          21           --           --           --           --
                                                             -------      -------      -------      -------      -------
   Income (loss) before income taxes ...................         188         (192)         115          138          110
   Income tax expense (benefit) (2) ....................          70          (46)          56           89           71
                                                             -------      -------      -------      -------      -------
   Net income (loss) ...................................     $   118      $  (146)     $    59      $    49      $    39
                                                             =======      =======      =======      =======      =======

 PER SHARE DATA:
   Basic and diluted earnings (loss) per share .........     $  0.92      $ (2.65)     $  1.07      $  0.89      $  0.71
   Cash dividend per share .............................     $  0.06           --           --           --           --
   Weighted-average basic and diluted shares outstanding         128           55           55           55           55

OTHER FINANCIAL DATA:
   EBITDA (3) ..........................................     $   901      $   721      $   774      $   792      $   767
   Cash provided by operations .........................         718          625          548          451          431
   Capital expenditures ................................        (560)        (507)        (472)        (418)        (358)

BALANCE SHEET DATA (AT PERIOD END):
   Total assets ........................................     $ 7,619      $ 7,322      $ 7,188      $ 7,052      $ 7,082
   Long-term debt:
      Allocation of PepsiCo long-term debt .............          --        3,300        3,300        3,300        3,300
      Due to third parties .............................       3,268           61           96          127          131
                                                             -------      -------      -------      -------      -------
        Total long-term debt ...........................       3,268        3,361        3,396        3,427        3,431
   Minority interest ...................................         278           --           --           --           --
   Advances from PepsiCo ...............................          --        1,605        1,403        1,162        1,251
   Accumulated other comprehensive loss ................        (223)        (238)        (184)        (102)         (66)
   Shareholders' equity (deficit) ......................       1,563         (238)        (184)        (102)         (66)

(1) Unusual impairment and other charges and credits is comprised of the following:

-    $45 million non-cash compensation charge in the second quarter of 1999.

-    $53 million vacation accrual reversal in the fourth quarter of 1999.

-    $8 million restructuring reserve reversal in the fourth quarter of 1999.

- $222 million charge related to the restructuring of our Russian bottling operations and the separation of Pepsi-Cola North America's concentrate and bottling organizations in the fourth quarter of 1998.

(2) 1998 includes a $46 million income tax benefit in the fourth quarter for the settlement of a disputed claim with the Internal Revenue Service relating to the deductibility of the amortization of acquired franchise rights.

(3) Excludes the non-cash component of unusual impairment and other charges and credits.