Form 10-K, Exhibit 13
period 2000-12-30
PEPSI BOTTLING GROUP INC
filed 2001-03-28
CIK 1076405

                                                                      EXHIBIT 13

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------

MANAGEMENT'S FINANCIAL REVIEW
--------------------------------------------------------------------------------

OVERVIEW
--------

       In 2000, our second year as an independent public company, The Pepsi Bottling Group, Inc. (collectively referred to as "PBG," "we," "our" and "us") has made substantial progress towards our key objectives - improving the economics of our take-home business, aggressively growing our high-margin cold drink volume and sharply improving our international business. Specifically, our efforts in these areas have generated the following outstanding results:

-      We delivered 16% constant territory EBITDA growth in 2000.

- We increased our return on invested capital by 1.6 percentage points to 7.6% in 2000.

- We delivered $1.53 in diluted earnings per share, an increase of $0.82 over 1999 after adjusting 1999 for the number of shares outstanding to reflect our initial public offering and excluding unusual charges and credits. Diluted earnings per share in 2000 included a $0.26 favorable impact from a change in the estimated useful lives of certain categories of assets and a $0.05 favorable impact from the inclusion of an additional week in our 2000 fiscal year.

- We generated $273 million of operating free cash flow in 2000, an improvement of $112 million over the prior year.

       The following discussion and analysis covers the key drivers behind our success in 2000 and is broken down into five major sections. The first two sections provide an overview and focus on items that affect the comparability of historical or future results. The next two sections provide an analysis of our results of operations and liquidity and financial condition. The last section contains a discussion of our market risks and cautionary statements. The discussion and analysis throughout management's financial review should be read in conjunction with the Consolidated Financial Statements and the related accompanying notes.

Constant Territory

       We believe that constant territory performance results are the most appropriate indicators of operating trends and performance, particularly in light of our stated intention of acquiring additional bottling territories, and are consistent with industry practice. Constant territory operating results are derived by adjusting current year results to exclude significant current year acquisitions and adjusting prior year results to include the results of significant prior year acquisitions as if they had

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------

       occurred on the first day of the prior fiscal year. In addition, 2000 constant territory results exclude the impact from an additional week in our fiscal year ("53rd week"), which occurs every five or six years as our fiscal year ends on the last Saturday in December. Constant territory results also exclude any unusual impairment and other charges and credits.

Use of EBITDA

       EBITDA, which is computed as operating income plus the sum of depreciation and amortization, is a key indicator management and the industry use to evaluate operating performance. It is not, however, required under generally accepted accounting principles and should not be considered an alternative to measurements required by GAAP such as net income or cash flows. In addition, EBITDA excludes the impact of the non-cash portion of the unusual impairment and other charges and credits discussed on the next page and in Note 4 to the Consolidated Financial Statements.

ITEMS THAT AFFECT HISTORICAL OR FUTURE COMPARABILITY
----------------------------------------------------

Asset Lives

       At the beginning of fiscal year 2000, we changed the estimated useful lives of certain categories of assets primarily to reflect the success of our preventive maintenance programs in extending the useful lives of these assets. The changes, which are detailed in Note 3 to the Consolidated Financial Statements, lowered total depreciation cost by approximately $69 million, or $0.26 per diluted share.

Fiscal Year

       Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal year 2000 consisted of 53 weeks while fiscal years 1999 and 1998 consisted of 52 weeks. The following table illustrates the approximate dollars and percentage points of growth that the extra week contributed to our 2000 operating results:

                                                                                                           PERCENTAGE
                                                                                                           ----------
       dollars in millions, except per share amounts                                        DOLLARS          POINTS
                                                                                            -------          ------
       Volume...........................................................................        N/A             2
       Net Revenues.....................................................................      $ 113             2
       EBITDA...........................................................................      $  14             2
       Diluted Earnings per Share.......................................................      $0.05             5

Initial Public Offering

       PBG was incorporated in Delaware in January 1999 and, prior to our formation, we were an operating unit of PepsiCo, Inc. ("PepsiCo"). We became a public company through an initial public offering on March 31, 1999. Our initial public offering consisted of 100,000,000 shares of common stock sold to the public, equivalent to 65% of our outstanding common stock, leaving PepsiCo the owner of the remaining 35% of outstanding common stock. PepsiCo's ownership has increased to 37.8% of our outstanding common stock at December 30, 2000 as a result of net repurchases of approximately 10 million shares under our share repurchase program, which began in October 1999. PepsiCo also owns 100% of our outstanding Class B common stock, together representing 46.0% of the voting power of all classes of our voting stock. In addition, PepsiCo owns 7.1% of the equity of Bottling Group, LLC, our principal operating subsidiary, giving PepsiCo economic ownership of 42.2% of our combined operations at December 30, 2000. We fully consolidate the results of Bottling Group, LLC and present PepsiCo's share as minority interest in our Consolidated Financial Statements.

       For the periods prior to our initial public offering, we prepared our Consolidated Financial Statements as a "carve-out" from the financial statements of PepsiCo using the historical results of operations and assets and liabilities of our business. Certain costs reflected in the Consolidated Financial Statements may not necessarily be indicative of the costs that we would have incurred had we operated as an independent, stand-alone entity for all periods presented. These costs include an allocation of PepsiCo's corporate overhead and interest expense, and income taxes:

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

- We allocated $3.3 billion of PepsiCo's debt to our business and charged interest expense on this debt using PepsiCo's weighted-average interest rate. Once we issued $3.3 billion of third-party debt in the first quarter of 1999, our actual interest rates were used to determine interest expense for the remainder of the year.

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------


       - We reflected income tax expense in the Consolidated Financial Statements as if we had actually filed a separate income tax return.

       The amounts, by year, of the historical allocations described above are as follows:

       dollars in millions                                                                            1999*         1998
                                                                                                      -----         ----
       Corporate overhead expense..............................................................       $  3          $ 40
       Interest expense........................................................................       $ 28          $210
       PepsiCo's weighted-average interest rate................................................        5.8%          6.4%

       *Prior to our initial public offering.

Unusual Impairment and Other Charges and Credits

Our operating results were affected by the following unusual charges and credits in 1999 and 1998:

       dollars in millions                                                        1999       1998*
                                                                                  ----       -----
       Non-cash compensation charge .........................................     $  45      $ --
       Vacation policy change ...............................................       (53)       --
       Asset impairment and restructuring charges ...........................        (8)      222
                                                                                  -----      ----
                                                                                  $ (16)     $222
                                                                                  =====      ====
       After minority interest and income taxes ..............................    $  (9)     $218
                                                                                  =====      ====

       * Does not include the tax settlement with the Internal Revenue Service discussed below.

-      Non-cash Compensation Charge

              In connection with the completion of our initial public offering, PepsiCo vested substantially all non-vested PepsiCo stock options held by our employees. As a result, we incurred a $45 million non-cash compensation charge in the second quarter of 1999, equal to the difference between the market price of the PepsiCo capital stock and the exercise price of these options at the vesting date.

-      Vacation Policy Change

              As a result of changes to our employee benefit and compensation plans in 1999, employees now earn vacation time evenly throughout the year based upon service rendered. Previously, employees were fully vested at the beginning of each year. As a result of this change, we reversed an accrual of $53 million into income in 1999.

-      Asset Impairment and Restructuring Charges

       In the fourth quarter of 1998, we recorded $222 million of charges relating to the following:

       > A charge of $212 million for asset impairment of $194 million and other charges of $18 million related to restructuring our Russian operations.

       > A charge of $10 million for employee-related and other costs, mainly relocation and severance, resulting from the separation of Pepsi-Cola bottling and concentrate organizations.

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

       In February 2000, PepsiCo announced an increase of approximately 7% in the price of U.S. concentrate. PepsiCo has recently announced a further increase of approximately 3%, effective February 2001. Amounts paid or payable to PepsiCo and its affiliates for concentrate were $1,507 million, $1,418 million and $1,283 million in 2000, 1999 and 1998, respectively.

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

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------


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

       The total bottler incentives we received from PepsiCo and other brand owners were $566 million, $563 million and $536 million for 2000, 1999 and 1998, respectively. Of these amounts, we recorded $277 million, $263 million and $247 million for 2000, 1999 and 1998, respectively, in net revenues, and the remainder as a reduction of selling, delivery and administrative expenses. The amount of our bottler incentives received from PepsiCo was more than 90% of our total bottler incentives in each of the three years, with the balance received from the other brand owners.

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

       The economic conditions in 2000 and 1999 have been more stable, with 2000 volumes and revenues exceeding levels achieved immediately prior to the devaluation. We have focused on developing alternative means of leveraging our existing asset base while significantly reducing costs. In this regard, we have increased distribution of Frito-Lay(R) snack products, which we began in 1999, throughout all of Russia, except Moscow. We have also grown our value brand beverage business (Fiesta), which was introduced in 1999, and increased distribution of our water products.

       We anticipate that our Russian operations will continue to incur losses and require cash to fund operations for at least the fiscal year 2001. However, capital requirements will be minimal because our existing infrastructure is adequate for current operations. Cash requirements for investing activities and to fund operations were $17 million, $45 million and $156 million in 2000, 1999 and 1998, respectively. Volume in Russia accounted for 2%, 1% and 2% of our total volume in 2000, 1999 and 1998, respectively. We will continue to review our Russian operations on a regular basis and to consider changes in our distribution systems and other operations as circumstances dictate.

Employee Benefit Plan Changes

       We made several changes to our employee benefit plans that took effect in fiscal year 2000. The changes were made to our vacation policy, pension and retiree medical plans and included some benefit enhancements as well as cost containment provisions. These changes did not have a significant impact on our financial results in 2000.

       In 1999, our Board of Directors approved a matching company contribution to our 401(k) plan that began in 2000. The match is dependent upon the employee's contribution and years of service. The fiscal year 2000 matching company contribution was approximately $15 million.

       In the fourth quarter of 1999 we recognized a $16 million compensation charge related to full-year 1999 performance. This expense was one-time in nature and was for the benefit of our management employees, reflecting our successful operating results as well as providing certain incentive-related features.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
in millions, except per share data

FISCAL YEARS ENDED DECEMBER 30, 2000, DECEMBER 25, 1999 AND DECEMBER 26, 1998
--------------------------------------------------------------------------------

                                                                  2000        1999         1998
                                                                  ----        ----         ----
NET REVENUES ...............................................     $7,982     $ 7,505      $ 7,041
Cost of sales ..............................................      4,405       4,296        4,181
                                                                 ------     -------      -------
GROSS PROFIT ...............................................      3,577       3,209        2,860

Selling, delivery and administrative expenses ..............      2,987       2,813        2,583
Unusual impairment and other charges and credits ...........         --         (16)         222
                                                                 ------     -------      -------
OPERATING INCOME ...........................................        590         412           55

Interest expense, net ......................................        192         202          221
Foreign currency loss ......................................          1           1           26
Minority interest ..........................................         33          21           --
                                                                 ------     -------      -------

INCOME (LOSS) BEFORE INCOME TAXES ..........................        364         188         (192)
Income tax expense (benefit) ...............................        135          70          (46)
                                                                 ------     -------      -------

NET INCOME (LOSS) ..........................................     $  229     $   118      $  (146)
                                                                 ======     =======      =======

BASIC EARNINGS (LOSS) PER SHARE ............................     $ 1.55     $  0.92      $ (2.65)
Weighted-Average Shares Outstanding ........................        147         128           55

DILUTED EARNINGS (LOSS) PER SHARE ..........................     $ 1.53     $  0.92      $ (2.65)
Weighted-Average Shares Outstanding ........................        149         128           55


See accompanying notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------

MANAGEMENT'S FINANCIAL REVIEW

RESULTS OF OPERATIONS
---------------------

                                                                  FISCAL 2000 VS. 1999*          FISCAL 1999 VS. 1998*
                                                               ---------------------------     -------------------------
                                                                                 CONSTANT                      CONSTANT
                                                               REPORTED          TERRITORY     REPORTED        TERRITORY
                                                                CHANGE            CHANGE        CHANGE          CHANGE
                                                                ------            ------        ------          ------
   EBITDA................................................         18%               16%           25%             13%
   Volume................................................          3%                1%            4%              0%
   Net Revenue per Case..................................          3%                3%            3%              3%

   * Fiscal year 2000 consisted of 53 weeks while fiscal years 1999 and 1998 consisted of 52 weeks.

EBITDA

       Reported EBITDA was $1,061 million in 2000, representing an 18% increase over 1999, with the 53rd week contributing approximately 2 percentage points of the growth. Constant territory EBITDA was 16% higher than 1999 driven by continued pricing improvements in our take-home segment, mix shifts to higher-margin cold drink volume, favorable cost of sales trends and improved results outside the U.S., particularly in Russia.

       Reported EBITDA was $901 million in 1999, representing a 25% increase over 1998. On a constant territory basis, EBITDA growth of 13% was driven by a strong pricing environment particularly in the U.S. take-home segment, solid volume growth in our higher-margin cold drink segment and reduced operating losses in Russia.

VOLUME

       Our reported worldwide raw case volume grew 3% in 2000, with the 53rd week contributing approximately 2 percentage points of the growth. Worldwide constant territory volume grew 1% in 2000 with flat volume growth from our U.S. operations and 7% growth from our operations outside the U.S. In the U.S., volume results reflected growth in our cold drink segment and the favorable impact of the launch of Sierra Mist in the fourth quarter of 2000, offset by declines in our take-home business. Our cold drink trends reflect our successful placement of additional cold drink equipment in the U.S. Take-home volume remained lower for the year reflecting the effect of our price increases in that segment. Our volume growth outside the U.S. was led by Russia where we have reestablished brand Pepsi, introduced our own line of value brand beverage products (Fiesta) and continued to increase distribution of our water products. Partially offsetting the growth in Russia were volume declines in Canada resulting from significant take-home price increases in that country. Raw case volume is defined as physical cases sold, regardless of the volume contained in those cases.

       Our worldwide raw case volume grew 4% on a reported basis in 1999, and was flat on a constant territory basis. In the U.S., constant territory volume improved 1% as growth in our cold drink segment was offset by declines in the take-home business as we raised prices in the take-home segment. Outside the U.S., our constant territory volumes declined 3%, driven by the continued impact of the economic conditions in Russia that began to deteriorate in August 1998 with the devaluation of the ruble, partially offset by improved volumes in Spain and Canada.

NET REVENUES

       Reported net revenues were $7,982 million in 2000, a 6% increase over the prior year, with the 53rd week contributing approximately 2 percentage points of the growth. On a constant territory basis, worldwide net revenues grew more than 4%, driven by a 1% volume increase and a 3% increase in net revenue per case. Constant territory net revenue per case growth was driven by the U.S., which grew 6%, reflecting higher pricing, particularly in our take-home segment, and an increased mix of higher-revenue cold drink volume. These results were partially offset by account level investment spending aimed at sustainable Aquafina and cold drink inventory gains in the marketplace. Outside the U.S., constant territory net revenues were down 1%, reflecting a 7% increase in volume offset by an 8% decrease in net revenue per case. Excluding the negative impact from currency translations, net revenue per case decreased 1% outside the U.S. and increased 4% worldwide.

       On a reported basis, net revenues were $7,505 million in 1999, representing a 7% increase over 1998. On a constant territory basis, net revenues increased 3%, with increases in the U.S. offsetting a revenue decline outside the United States. U.S. constant territory growth of 4% was driven by a 1% increase in volume and a 3% increase in net revenue per case. The net revenue per case increase reflects strong pricing, led by advances in the take-home segment and an increased mix of higher-revenue cold drink volume. Volume declines partially offset the revenue impact of higher take-home pricing. Outside the U.S., revenue declines of 5% were driven by the impact of the August 1998 ruble devaluation in Russia. On a worldwide basis, constant territory net revenue per case was up 3%.

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------


COST OF SALES

       Cost of sales increased $109 million, or 3% in 2000, with the 53rd week contributing approximately 2 percentage points of the growth. On a per case basis, cost of sales was essentially flat in 2000. Included in current year costs are the favorable impacts from the change in our estimated useful lives of manufacturing assets, which totaled $34 million in 2000 and an approximate 1 percentage point favorable impact from currency translations. Excluding the effects of the change in asset lives and currency translations, cost of sales on a per case basis was more than 1% higher, as higher U.S. concentrate costs were partially offset by favorable packaging and sweetener costs, favorable country mix and efficiencies in production.

       Cost of sales increased $115 million, or 3% in 1999, but was essentially flat on a per case basis as higher concentrate prices were offset by lower packaging costs and the favorable effect of renegotiating our raw material contracts in Russia to a ruble denomination instead of U.S. dollars.

SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

       Selling, delivery and administrative expenses increased $174 million, or 6% in 2000, with the 53rd week contributing approximately 1 percentage point of the growth. Included in selling, delivery and administrative expenses are the favorable impacts from the change in estimated useful lives of certain selling and delivery assets, which lowered depreciation expense by $35 million, and currency translations, which lowered selling, delivery and administrative expense growth by approximately 1 percentage point in 2000. Excluding the effects of the change in asset lives, currency translations and the inclusion of the 53rd week, selling, delivery and administrative expenses were approximately 7% higher in 2000. Driving this increase were higher selling and delivery costs primarily reflecting our significant investment in our U.S. cold drink infrastructure that began in 1999 and continued through 2000. Additional headcount, delivery routes and depreciation expense resulted from this initiative. In addition, higher performance-related compensation costs contributed to the cost growth. Growth in administrative costs associated with the company matching contribution for our new 401(k) plan in 2000 was offset by a one-time, $16 million compensation charge in 1999.

       Selling, delivery and administrative expenses grew $230 million, or 9% in 1999, driven by acquisitions and higher selling and delivery costs, which resulted from our significant investment in our U.S. and Canadian cold drink infrastructure. Higher advertising and marketing spending was offset by reduced operating costs in Russia, as our cost structure benefited from our fourth quarter 1998 restructuring actions. Administrative costs were impacted by increased performance-related compensation due to our stronger operating results in 1999 compared to 1998 including a $16 million one-time compensation charge, which was related to full-year 1999 performance. Excluding the impact of performance-related compensation, our administrative costs were relatively flat year-over-year.

INTEREST EXPENSE, NET

       Net interest expense decreased by $10 million to $192 million in 2000, due primarily to increased interest income consistent with our increase in cash and cash equivalents in 2000 and reduced levels of debt outside the U.S.

       Net interest expense decreased by $19 million to $202 million in 1999, due primarily to a lower average interest rate on our $3.3 billion of long-term debt. Our average interest rate decreased from 6.4% in 1998, when we used PepsiCo's average interest rate, to 6.1% in 1999 when we issued our own debt in the first quarter. Our lower 1999 interest rates reflect market conditions at the time we issued our debt. In addition, we had reduced levels of external debt outside the U.S.

FOREIGN CURRENCY LOSSES

       Our foreign currency losses primarily arise from our operations in Russia. Since Russia is considered a highly inflationary economy for accounting purposes, we are required to remeasure the net monetary assets of our Russian operations in U.S. dollars and reflect any resulting gain or loss in the Consolidated Statements of Operations. The August 1998 devaluation of the Russian ruble resulted in significant foreign currency losses in 1998. In 2000 and 1999, foreign currency losses have been minimized due to a more stable ruble exchange rate.

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------


MINORITY INTEREST

       Minority interest represents PepsiCo's 7.1% ownership in our principal operating subsidiary, Bottling Group, LLC. The increased minority interest expense in 2000 reflects higher Bottling Group, LLC earnings in 2000.

INCOME TAX EXPENSE (BENEFIT)

       Our full-year effective tax rate for 2000 was 37.0%, compared to 37.4% in 1999. Our effective tax rate, excluding unusual impairment and other charges and credits, would have been 37.0% and 38.0% in 2000 and 1999, respectively. The one point decrease is primarily due to the reduced impact of fixed non-deductible expenses on higher pre-tax income in 2000, partially offset by the decreased favorable impact of our foreign results.

       Our full-year effective tax rate in 1999 was an expense of 37.4% compared with a benefit of 24.0% in 1998. In 1999, the impact of non-deductible goodwill and other expenses on the effective tax rate was offset in part by lower effective tax rates in our markets outside the U.S., and by higher overall pre-tax income. In 1998, we settled a dispute with the Internal Revenue Service regarding the deductibility of the amortization of acquired franchise rights, resulting in a $46 million tax benefit in the fourth quarter. Also in 1998, our effective tax rate was increased due to the unusual charges relating to the Russia restructuring and asset write-offs for which we did not recognize a tax benefit. Our effective tax rate, excluding the unusual impairment and other charges and credits, would have been 38.0% and 0.9% in 1999 and 1998, respectively.

EARNINGS PER SHARE

   (shares in millions)                                                                       2000          1999          1998
                                                                                              ----          ----          ----
   Basic earnings (loss) per share on reported net income (loss)........................     $1.55         $0.92         $(2.65)
   Average shares outstanding...........................................................       147           128             55

   Diluted earnings (loss) per share on reported net income (loss)......................     $1.53         $0.92         $(2.65)
   Average shares outstanding...........................................................       149           128             55

Dilution

       Diluted earnings per share reflect the potential dilution that could occur if stock options from our stock compensation plan were exercised and converted into common stock that would then participate in net income. Our significant share price improvement during 2000 has resulted in $0.02 per share of dilution.

Average Shares Outstanding

       The increase in shares outstanding over the last three years reflects our initial public offering in March of 1999 and our share repurchase program. In 1999, immediately preceding our initial public offering, and in 1998 we had 55 million shares of common stock outstanding. In connection with the offering, we sold 100 million shares of common stock to the public. Since our initial public offering, shares outstanding reflect the effect of our share repurchase program, which began in October 1999 when our Board of Directors authorized the repurchase of up to 10 million shares of our common stock. In the second quarter of 2000, our Board of Directors authorized the repurchase of an additional 5 million shares. Net share repurchases were approximately 5 million in both 2000 and 1999, respectively.

Pro Forma Earnings per Share

       The table below sets forth earnings per share adjusted for the initial public offering and the impact of our unusual impairment and other charges and credits as previously discussed. In 1999, we assumed 155 million shares were outstanding from the beginning of the year and further adjusted shares outstanding for our share repurchase program. Similarly, the 1998 diluted earnings per share amounts in the table below have been adjusted assuming 155 million shares had been outstanding for the entire fiscal year.

    (shares in millions)                                                              2000*        1999         1998
                                                                                      -----        ----         ----
    Diluted earnings (loss) per share on reported net income (loss) ............     $  1.53     $  0.76      $ (0.94)
    Unusual impairment and other charges and credits ...........................          --       (0.05)        1.41
    Tax settlement .............................................................          --          --        (0.30)
                                                                                     -------     -------      -------
    Adjusted diluted earnings per share ........................................     $  1.53     $  0.71      $  0.17
                                                                                     =======     =======      =======
    Assumed diluted shares outstanding .........................................         149         155          155


    * Includes the favorable impacts from the change in asset lives of $0.26 and the addition of the 53rd week of $0.05.
      See Note 3 to the Consolidated Financial Statements.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

dollars in millions
FISCAL YEARS ENDED DECEMBER 30, 2000, DECEMBER 25, 1999 AND DECEMBER 26, 1998
--------------------------------------------------------------------------------

                                                                                             2000         1999         1998
                                                                                             ----         ----         ----
CASH FLOWS--OPERATIONS
Net income (loss) .....................................................................     $ 229      $   118      $  (146)
Adjustments to reconcile net income (loss) to net cash provided by operations:
    Depreciation ......................................................................       340          374          351
    Amortization ......................................................................       131          131          121
    Non-cash unusual impairment and other charges and credits .........................        --          (32)         194
    Non-cash portion of tax settlement ................................................        --           --          (46)
    Deferred income taxes .............................................................        --          (27)          47
    Other non-cash charges and credits, net ...........................................       176          141           88
    Changes in operating working capital, excluding effects of acquisitions:
       Accounts receivable ............................................................        13          (42)          46
       Inventories ....................................................................        11            3          (25)
       Prepaid expenses and other current assets ......................................       (97)           4            8
       Accounts payable and other current liabilities .................................        28           48          (13)
                                                                                            -----      -------      -------
          Net change in operating working capital .....................................       (45)          13           16
                                                                                            -----      -------      -------
NET CASH PROVIDED BY OPERATIONS .......................................................       831          718          625
                                                                                            -----      -------      -------
CASH FLOWS--INVESTMENTS
Capital expenditures ..................................................................      (515)        (560)        (507)
Acquisitions of bottlers ..............................................................       (26)        (176)        (546)
Sales of property, plant and equipment ................................................         9           22           31
Other, net ............................................................................       (52)         (19)         (24)
                                                                                            -----      -------      -------
NET CASH USED FOR INVESTMENTS .........................................................      (584)        (733)      (1,046)
                                                                                            -----      -------      -------
CASH FLOWS--FINANCING
Short-term borrowings--three months or less ...........................................        12          (58)          52
Proceeds from third-party debt ........................................................        --        3,260           50
Replacement of PepsiCo allocated debt .................................................        --       (3,300)          --
Net proceeds from initial public offering .............................................        --        2,208           --
Payments of third-party debt ..........................................................        (9)         (90)         (72)
Minority interest distribution ........................................................        (3)          --           --
Dividends paid ........................................................................       (12)          (6)          --
Treasury stock transactions, net ......................................................      (103)         (90)          --
Increase (decrease) in advances from PepsiCo ..........................................        --       (1,750)         340
                                                                                            -----      -------      -------
NET CASH (USED FOR) PROVIDED BY FINANCING .............................................      (115)         174          370
                                                                                            -----      -------      -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS ..........................        (4)          (5)           1
                                                                                            -----      -------      -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..................................       128          154          (50)
CASH AND CASH EQUIVALENTS--BEGINNING OF YEAR ..........................................       190           36           86
                                                                                            -----      -------      -------
CASH AND CASH EQUIVALENTS--END OF YEAR ................................................     $ 318      $   190      $    36
                                                                                            =====      =======      =======

SUPPLEMENTAL CASH FLOW INFORMATION

NON-CASH INVESTING AND FINANCING ACTIVITIES:
       Liabilities incurred and/or assumed in conjunction with acquisitions of
       bottlers........................................................................     $   9      $    65      $   161


See accompanying notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED BALANCE SHEETS

in millions, except per share data
DECEMBER 30, 2000 AND DECEMBER 25, 1999
--------------------------------------------------------------------------------

                                                                                                 2000          1999
                                                                                                 ----          ----

ASSETS
CURRENT ASSETS
Cash and cash equivalents .................................................................     $   318      $   190
Accounts receivable, less allowance of $42 and $48 in 2000 and 1999, respectively..........         796          832
Inventories ...............................................................................         281          293
Prepaid expenses and other current assets .................................................         189          183
                                                                                                -------      -------
    TOTAL CURRENT ASSETS ..................................................................       1,584        1,498
Property, plant and equipment, net ........................................................       2,358        2,218
Intangible assets, net ....................................................................       3,694        3,819
Other assets ..............................................................................         100           89
                                                                                                -------      -------
    TOTAL ASSETS ..........................................................................     $ 7,736      $ 7,624
                                                                                                =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and other current liabilities ............................................     $   941      $   929
Short-term borrowings .....................................................................          26           23
                                                                                                -------      -------
    TOTAL CURRENT LIABILITIES .............................................................         967          952

Long-term debt ............................................................................       3,271        3,268
Other liabilities .........................................................................         474          385
Deferred income taxes .....................................................................       1,072        1,178
Minority interest .........................................................................         306          278
                                                                                                -------      -------
    TOTAL LIABILITIES .....................................................................       6,090        6,061

SHAREHOLDERS' EQUITY
Common stock, par value $.01 per share:
   authorized 300 shares, issued 155 shares ...............................................           2            2
Additional paid-in capital ................................................................       1,736        1,736
Retained earnings .........................................................................         355          138
Accumulated other comprehensive loss ......................................................        (254)        (223)
Treasury stock: 10 shares and 5 shares in 2000 and 1999, respectively .....................        (193)         (90)
                                                                                                -------      -------
    TOTAL SHAREHOLDERS' EQUITY ............................................................       1,646        1,563
                                                                                                -------      -------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........................................     $ 7,736      $ 7,624
                                                                                                =======      =======


See accompanying notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------

LIQUIDITY AND FINANCIAL CONDITION
---------------------------------

LIQUIDITY AND CAPITAL RESOURCES

       Liquidity Prior to our Separation from PepsiCo and our Initial Public Offering

       We financed our capital investments and acquisitions through cash flow from operations and advances from PepsiCo prior to our separation from PepsiCo and our initial public offering. Under PepsiCo's centralized cash management system, PepsiCo deposited sufficient cash in our bank accounts to meet our daily obligations, and withdrew excess funds from those accounts. These transactions are included in increase (decrease) in advances from PepsiCo in our Consolidated Statements of Cash Flows.

       Liquidity After our Initial Public Offering

       Subsequent to our initial public offering, we have financed our capital investments and acquisitions primarily through cash flow from operations. We believe that our future cash flow from operations and borrowing capacity will be sufficient to fund capital expenditures, acquisitions, dividends and other working capital requirements.

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

       In April 1999, we entered into a $500 million commercial paper program that is supported by a credit facility. The credit facility consists of two $250 million components, one of which expires in May 2001 and the other of which expires in April 2004. There were no borrowings outstanding under this program at December 30, 2000 or December 25, 1999.

       Capital Expenditures

       We have incurred and will require capital for ongoing infrastructure, including acquisitions and investments in developing market opportunities.

       - Our business requires substantial infrastructure investments to maintain our existing level of operations and to fund investments targeted at growing our business. Capital infrastructure expenditures totaled $515 million, $560 million and $507 million during 2000, 1999 and 1998, respectively. We believe that capital infrastructure spending will continue to be significant, driven by our investments in the cold drink segment and capacity needs.

       - We intend to continue to pursue acquisitions of independent PepsiCo bottlers in the U.S. and Canada, particularly in territories contiguous to our own. These acquisitions will enable us to provide better service to our large retail customers, as well as to reduce costs through economies of scale. We also plan to evaluate international acquisition opportunities as they become available. Cash spending on acquisitions was $26 million, $176 million and $546 million in 2000, 1999 and 1998, respectively.

CASH FLOWS

       Fiscal 2000 Compared to Fiscal 1999

       Operating free cash flow grew $112 million, or 70%, from $161 million in 1999 to $273 million in 2000. Operating free cash flow is defined as net cash provided by operations less net cash used for investments, excluding cash used for the acquisitions of bottlers.

       Net cash provided by operating activities increased $113 million to $831 million in 2000 driven by strong EBITDA growth partially offset by the timing of casualty insurance payments in 2000, which significantly contributed to our unfavorable change in operating working capital.

       Net cash used by investments decreased by $149 million from $733 million in 1999 to $584 million in 2000, primarily due to acquisition spending, which was $150 million lower in 2000. Capital expenditures decreased by $45 million, or 8%, as increases in the U.S. associated with our cold drink strategy were offset by decreases outside the U.S.

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------


       Net cash (used for) provided by financing decreased from a source of cash of $174 million in 1999 to a use of cash of $115 million in 2000. This decrease resulted from net cash received from IPO activities in 1999 coupled with an increase of $13 million of share repurchases in 2000.

       Fiscal 1999 Compared to Fiscal 1998

       Operating free cash flow in 1999 grew $36 million, or 29%, to $161 million.

       Net cash provided by operations in 1999 improved to $718 million from $625 million in 1998, due primarily to strong growth in EBITDA and favorable working capital cash flows resulting from the timing of cash payments and our continued focus on working capital management.

       Net cash used for investments was $733 million in 1999 compared to $1,046 million in 1998. In 1999, $176 million was utilized for the acquisition of bottlers in the U.S., Canada and Russia, compared to $546 million in 1998. In addition, we continued to invest heavily in cold drink equipment in the U.S. and Canada, resulting in increased capital spending from $507 million in 1998 to $560 million in 1999.

       Net cash provided by financing decreased by $196 million from $370 million to $174 million during 1999, mainly due to the net pay-down of $58 million of short-term borrowings in 1999, the payment in the first quarter of 1999 of long-term borrowings in Russia and $90 million of share repurchases in the fourth quarter of 1999. Net IPO proceeds of $2.2 billion and proceeds from the issuance of third-party debt of $3.3 billion were used to repay obligations to PepsiCo and fund acquisitions.

MARKET RISKS AND CAUTIONARY STATEMENTS
--------------------------------------

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       We are exposed to various market risks including commodity prices, interest rates on our debt and foreign currency exchange rates.

       Commodity Price Risk

       We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

       We use futures contracts and options on futures in the normal course of business to hedge anticipated purchases of certain raw materials and fuel used in our operations. Currently we have various contracts outstanding for aluminum and oil purchases in 2001, which establish our purchase price within defined ranges.

       Interest Rate Risk

       We manage our interest rate exposure on our external debt using financial instruments. We currently have an interest rate swap converting 3% of our fixed-rate debt to floating-rate debt.

       Foreign Currency Exchange Rate Risk

       Operating in international markets involves exposure to movements in currency exchange rates. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign currency discussion below does not take into account the possibility that the impact of an exchange rate movement may or may not be offset by the impact of changes in other categories.

       Operations outside the U.S. constitute approximately 15% of our net revenues. As currency exchange rates change, translation of the statements of operations of our businesses outside the U.S. into U.S. dollars affects year-over-year comparability. We have not hedged currency risks because cash flows from international operations have generally been reinvested locally, nor historically have we entered into hedges to minimize the volatility of reported earnings. We estimate that a 10% change in foreign exchange rates would affect reported operating income by less than $15 million.

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------


       Foreign currency gains and losses reflect translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries and transaction gains and losses. Russia is considered a highly inflationary economy for accounting purposes and all foreign currency gains and losses are included in the Consolidated Statements of Operations.

       The table below presents information on contracts outstanding at December 30, 2000:

       dollars in millions
                                                          NOTIONAL             CARRYING           FAIR
                                                           AMOUNT               AMOUNT            VALUE
                                                           ------               ------            -----
       Commodity futures contracts...................       $109                 $ --               $3
       Commodity options.............................        448                   5                 6
       Interest rate swap............................        100                   --                --

       The table below presents information on contracts outstanding at December 25, 1999:

       dollars in millions
                                                          NOTIONAL              CARRYING           FAIR
                                                           AMOUNT                AMOUNT            VALUE
                                                           ------                ------            -----
       Commodity futures contracts...................        $91                  $--              $ 6
       Commodity options.............................         61                   1                12
       Interest rate swap............................        100                   --               (2)

EURO

       On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between existing currencies and one common currency, the Euro. Beginning in January 2002, new Euro-denominated bills and coins will be issued, and existing currencies will be withdrawn from circulation. Spain is one of the original member countries that instituted the Euro and, in June 2000, Greece also elected to institute the Euro effective January 1, 2001. We have established plans to address the issues raised by the Euro currency conversion. These issues include, among others, the need to adapt computer and financial systems, business processes and equipment such as vending machines to accommodate Euro-denominated transactions and the impact of one common currency on cross-border pricing. Since financial systems and processes currently accommodate multiple currencies, we do not expect the system and equipment conversion costs to be material. Due to numerous uncertainties, we cannot reasonably estimate the long-term effects one common currency may have on pricing, costs and the resulting impact, if any, on our financial condition or results of operations.

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

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

in millions

FISCAL YEARS ENDED DECEMBER 30, 2000, DECEMBER 25, 1999 AND DECEMBER 26, 1998
--------------------------------------------------------------------------------

                                                                                  ACCUMULATED
                                                            ADDITIONAL              OTHER
                                                    COMMON   PAID-IN   RETAINED  COMPREHENSIVE  TREASURY            COMPREHENSIVE
                                                    STOCK    CAPITAL   EARNINGS      LOSS        STOCK     TOTAL    INCOME/(LOSS)
                                                    -----    -------   --------      ----        -----     -----    ------------
BALANCE AT DECEMBER 27, 1997 .....................  $  --     $   --     $  --      $(184)       $  --    $  (184)
    Comprehensive loss:
       Net loss ..................................     --         --        --         --           --         --       $(146)
       Currency translation adjustment ...........     --         --        --        (35)          --        (35)        (35)
       Minimum pension liability adjustment ......     --         --        --        (19)          --        (19)        (19)
                                                    -----     ------     -----      -----        -----    -------       -----
    Total comprehensive loss .....................                                                                      $(200)
                                                                                                                        =====

BALANCE AT DECEMBER 26, 1998 .....................     --         --        --       (238)          --       (238)
    Comprehensive income:
       Net loss before IPO .......................     --         --        --         --           --         --       $ (29)
       Net income after IPO ......................     --         --       147         --           --        147         147
       Currency translation adjustment ...........     --         --        --         (4)          --         (4)         (4)
       Minimum pension liability adjustment ......     --         --        --         19           --         19          19
                                                                                                                        -----
   Total comprehensive income ....................                                                                      $ 133
                                                                                                                        =====
   Initial public offering: 100 shares net of
       settlement of advances from PepsiCo .......      2      1,736        --         --           --      1,738
   Treasury stock transactions, net: 5 shares ....     --         --        --         --          (90)       (90)
   Cash dividends declared on common stock .......     --         --        (9)        --           --         (9)
                                                    -----      -----     -----      -----        -----    -------

BALANCE AT DECEMBER 25, 1999 .....................      2      1,736       138       (223)         (90)     1,563
    Comprehensive income:
       Net income ................................     --         --       229         --           --        229       $ 229
       Currency translation adjustment ...........     --         --        --        (31)          --        (31)        (31)
                                                                                                                        -----
   Total comprehensive income ....................                                                                      $ 198
                                                                                                                        =====
   Treasury stock transactions, net: 5 shares ....     --         --        --         --         (103)      (103)
   Cash dividends declared on common stock .......     --         --       (12)        --           --        (12)
                                                    -----     ------     -----      -----        -----    -------

BALANCE AT DECEMBER 30, 2000 .....................  $   2     $1,736     $ 355      $(254)       $(193)   $ 1,646
                                                    =====     ======     =====      =====        =====    =======


See accompanying notes to Consolidated Financial Statements.

------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular dollars in millions, except per share data
--------------------------------------------------------------------------------

NOTE 1--BASIS OF PRESENTATION

       The Pepsi Bottling Group, Inc. ("PBG") consists of bottling operations located in the United States, Canada, Spain, Greece and Russia. These bottling operations manufacture, sell and distribute Pepsi-Cola beverages including Pepsi-Cola, Diet Pepsi, Mountain Dew and other brands of carbonated soft drinks and ready-to-drink beverages. Approximately 90% of PBG's 2000 net revenues were derived from the sale of Pepsi-Cola beverages. References to PBG throughout these Consolidated Financial Statements are made using the first-person notations of "we," "our" and "us."

       Prior to our formation, we were an operating unit of PepsiCo, Inc. ("PepsiCo"). On March 31, 1999, we offered 100,000,000 shares of PBG common stock for sale at $23 per share in an initial public offering generating $2,208 million in net proceeds. These proceeds were used to fund acquisitions and repay obligations to PepsiCo. Subsequent to the offering, PepsiCo owned and continues to own 55,005,679 shares of common stock, consisting of 54,917,329 shares of common stock and 88,350 shares of Class B common stock. PepsiCo's ownership at December 30, 2000, represents 37.8% of the outstanding common stock and 100% of the outstanding Class B common stock, together representing 46.0% of the voting power of all classes of our voting stock. PepsiCo also owns 7.1% of the equity of Bottling Group, LLC, our principal operating subsidiary, giving PepsiCo economic ownership of 42.2% of our combined operations at December 30, 2000.

       The common shares and Class B common shares are substantially identical, except for voting rights. Holders of our common stock are entitled to one vote per share and holders of our Class B common stock are entitled to 250 votes per share. Each share of Class B common stock held by PepsiCo is, at PepsiCo's option, convertible into one share of common stock. Holders of our common stock and holders of our Class B common stock share equally on a per share basis in any dividend distributions.

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

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

       BASIS OF CONSOLIDATION The accounts of all of our wholly and majority-owned subsidiaries are included in the accompanying Consolidated Financial Statements. We have eliminated intercompany accounts and transactions in consolidation.

       FISCAL YEAR Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal year 2000 consisted of 53 weeks while fiscal years 1999 and 1998 consisted of 52 weeks.

       REVENUE RECOGNITION We recognize revenue when goods are delivered to customers. Sales terms do not allow a right of return unless product freshness dating has expired. Reserves for returned product were $3 million at fiscal year-end 2000 and $2 million at fiscal years ended 1999 and 1998, respectively.

       ADVERTISING AND MARKETING COSTS We are involved in a variety of programs to promote our products. We include advertising and marketing costs in selling, delivery and administrative expenses and expense such costs in the year incurred. Advertising and marketing costs were $350 million, $342 million and $293 million in 2000, 1999 and 1998, respectively.

       BOTTLER INCENTIVES PepsiCo and other brand owners, at their sole discretion, provide us with various forms of marketing support. This marketing support is intended to cover a variety of programs and initiatives, including direct marketplace support, capital equipment funding and shared media and advertising support. Based on the objective of the programs and initiatives, we record marketing support as an adjustment to net revenues or as a reduction of selling, delivery and administrative expenses. Direct marketplace support is primarily funding by PepsiCo and other brand owners of sales discounts and similar programs and is recorded as an adjustment to net revenues. Capital equipment funding is designed to support the purchase and placement of marketing equipment and is recorded as a reduction of selling, delivery and administrative expenses. Shared media and advertising support is recorded as a reduction to advertising and marketing expense within selling, delivery and administrative expenses. There are no conditions or other requirements that could result in a repayment of marketing support received.

       The total bottler incentives we received from PepsiCo and other brand owners were $566 million, $563 million and $536 million for 2000, 1999 and 1998, respectively. Of these amounts, we recorded $277 million, $263 million and $247 million for 2000, 1999 and 1998, respectively, in net revenues, and the remainder as a reduction of selling, delivery and administrative expenses. The amount of our bottler incentives received from PepsiCo was more than 90% of our bottler incentives in each of the three years, with the balance received from the other brand owners.

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

       INTANGIBLE ASSETS Intangible assets include both franchise rights and goodwill arising from the allocation of the purchase price of businesses acquired. Goodwill represents the residual purchase price after allocation to all identifiable net assets. Franchise rights and goodwill are evaluated at the date of acquisition and amortized on a straight-line basis over their estimated useful lives, which in most cases is from 20 to 40 years.

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

       MINORITY INTEREST PBG and PepsiCo contributed bottling businesses and assets used in the bottling businesses to Bottling Group, LLC, our principal operating subsidiary, in connection with the formation of Bottling Group, LLC. As a result of the contribution of these assets, PBG owns 92.9% of Bottling Group, LLC and PepsiCo owns the remaining 7.1%. Accordingly, the Consolidated Financial Statements reflect PepsiCo's share of consolidated net income of Bottling Group, LLC as minority interest in our Consolidated Statements of Operations, and PepsiCo's share of consolidated net assets of Bottling Group, LLC as minority interest in our Consolidated Balance Sheets.

       TREASURY STOCK We record the repurchase of shares of our common stock at cost and classify these shares as treasury stock within shareholders' equity. Repurchased shares are included in our authorized shares but not included in our shares outstanding. We record shares reissued using an average cost. In the second quarter of 2000 the Board of Directors authorized the repurchase of 5 million shares of common stock, increasing the cumulative amount of shares that can be repurchased from 10 million shares, which our Board of Directors authorized in 1999, to 15 million shares. We made net repurchases of approximately 5 million shares for $103 million in 2000 and approximately 5 million shares for $90 million in 1999.

       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT We use futures contracts and options on futures to hedge against the risk of adverse movements in the price of certain commodities and fuel used in our operations. In order to qualify for deferral hedge accounting of unrealized gains and losses, such instruments must be designated and effective as a hedge of an anticipated transaction. Changes in the value of instruments that we use to hedge commodity prices are highly correlated to the changes in the value of the purchased commodity.

       We review the correlation and effectiveness of these financial instruments on a periodic basis. Gains and losses on futures contracts that are designated and effective as hedges of future commodity purchases are deferred and included in the cost of the related raw materials when purchased. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market with the resulting unrealized gain or loss recorded as other income and expense within selling, delivery and administrative expenses. Realized gains and losses that result from the early termination of financial instruments used for hedging purposes are deferred and expensed when the anticipated transaction actually occurs. Premiums paid for the purchase of options on futures are recorded as a prepaid expense in the Consolidated Balance Sheets and are amortized over the duration of the contract.

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

       We use prepaid forward contracts for the purchase of PBG common stock to hedge the portion of our deferred compensation costs which are based on our stock price. The forward contracts are reflected in our Consolidated Balance Sheets at fair value as a prepaid expense and changes in fair value of these contracts are reflected as interest expense in our Consolidated Statements of Operations.

       SHIPPING AND HANDLING COSTS We record shipping and handling costs within selling, delivery and administrative expenses. Such costs totaled $925 million, $915 million and $882 million in 2000, 1999 and 1998, respectively.

       FOREIGN CURRENCY GAINS AND LOSSES We translate the balance sheets of our foreign subsidiaries that do not operate in highly inflationary economies at the exchange rates in effect at the balance sheet date, while we translate the statements of operations at the average rates of exchange during the year. The resulting translation adjustments of our foreign subsidiaries are recorded directly to accumulated other comprehensive loss. Foreign currency gains and losses reflect translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries and transaction gains and losses. Russia is considered a highly inflationary economy for accounting purposes and we include all foreign currency gains and losses in the Consolidated Statements of Operations.

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

       In July 1999, the FASB issued Statement of Financial Accounting Standard 137, delaying the implementation of SFAS 133 for one year. SFAS 133 will now be effective for our first quarter of fiscal year 2001. In June 2000, the FASB issued Statement of Financial Accounting Standard 138, amending the accounting and reporting standards of SFAS 133.

       We will implement the accounting and reporting standards of SFAS 133, as amended by SFAS 138, on the first day of fiscal year 2001. The adoption of these pronouncements will result in an increase in assets of less than $10 million and a corresponding decrease in accumulated other comprehensive loss.

       EARNINGS PER SHARE We compute basic earnings per share by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock that would then participate in net income.

       RECLASSIFICATIONS Certain reclassifications were made in our consolidated financial statements to 1999 and 1998 amounts to conform with the 2000 presentation.

NOTE 3--COMPARABILITY OF RESULTS

Asset Lives

       At the beginning of fiscal year 2000, we changed the estimated useful lives of certain categories of assets primarily to reflect the success of our preventive maintenance programs in extending the useful lives of these assets. The changes, which are detailed in the table below, lowered total depreciation expense by approximately $69 million, equivalent to $0.26 per diluted share.

                                                                                            Estimated Useful Lives
                                                                                            ----------------------
                                                                                                  (in years)
                                                                                                  ----------
                                                                                             2000           1999
                                                                                             ----           ----
      Manufacturing equipment............................................................     15               10
      Heavy fleet........................................................................     10                8
      Fountain dispensing equipment......................................................      7                5
      Small specialty coolers and specialty marketing equipment..........................      3           5 to 7

Fiscal Year

       Fiscal year 2000 consisted of 53 weeks while fiscal years 1999 and 1998 consisted of 52 weeks. The extra week in 2000 contributed approximately $0.05 of additional diluted earnings per share to our 2000 operating results.

Initial Public Offering

       For the periods prior to our initial public offering, our Consolidated Financial Statements have been "carved-out" from the financial statements of PepsiCo using the historical results of operations and assets and liabilities of our business. The Consolidated Financial Statements reflect certain costs that may not necessarily be indicative of the costs we would have incurred had we operated as an independent, stand-alone entity for all periods presented. These costs include an allocation of PepsiCo's corporate overhead and interest expense, and income taxes.

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

       - We allocated $3.3 billion of PepsiCo's debt to our business. We charged interest expense on this debt using PepsiCo's weighted-average interest rate. Once we issued $3.3 billion of third-party debt in the first quarter of 1999, our actual interest rates were used to determine interest expense for the remainder of the year.

       - We reflected income taxes in our Consolidated Financial Statements as if we had actually filed a separate income tax return.

       The amounts, by year, of the historical allocations described above are as follows:

                                                                                                     1999*          1998
                                                                                                     -----          ----
      Corporate overhead expense..............................................................       $  3          $ 40
      Interest expense........................................................................       $ 28          $210
      PepsiCo's weighted-average interest rate................................................        5.8%          6.4%

      *Prior to our initial public offering.

       In addition, our historical capital structure is not representative of our current structure due to our initial public offering. In 1999, immediately preceding the offering, and in 1998, we had 55,000,000 shares of common stock outstanding. In connection with the offering, we sold 100,000,000 shares to the public.

NOTE 4--UNUSUAL IMPAIRMENT AND OTHER CHARGES AND CREDITS

                                                                                                     1999         1998*
                                                                                                     ----         -----
      Non-cash compensation charge............................................................       $ 45         $  --
      Vacation policy change..................................................................        (53)           --
      Asset impairment and restructuring charges..............................................         (8)          222
                                                                                                     ----         -----
                                                                                                     $(16)        $ 222
                                                                                                     ====         =====
      After minority interest and income taxes................................................       $ (9)        $ 218
                                                                                                     ====         =====

      * Does not include the tax settlement with the internal revenue service discussed on this page.

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

       - Employees now earn vacation time evenly throughout the year based upon service rendered. Previously, employees were fully vested for the current year at the beginning of each year. As a result of this change, we reversed an accrual of $53 million into income.

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

NOTE 5--INVENTORIES

                                              2000      1999
                                              ----      ----
Raw materials and supplies .............      $107      $110
Finished goods .........................       174       183
                                              ----      ----
                                              $281      $293
                                              ====      ====

NOTE 6--PROPERTY, PLANT AND EQUIPMENT, NET

                                                            2000          1999
                                                            ----          ----
Land ...............................................      $   145       $   145
Buildings and improvements .........................          903           852
Manufacturing and distribution equipment ...........        2,186         2,112
Marketing equipment ................................        1,745         1,596
Other ..............................................           89            84
                                                          -------       -------
                                                            5,068         4,789
Accumulated depreciation ...........................       (2,710)       (2,571)
                                                          -------       -------
                                                          $ 2,358       $ 2,218
                                                          =======       =======

       We calculate depreciation on a straight-line basis over the estimated lives of the assets as follows:

             Buildings and improvements.......................................  20-33 years
             Manufacturing equipment..........................................  15 years
             Distribution equipment...........................................  5-10 years
             Marketing equipment..............................................  3-7 years

NOTE 7--INTANGIBLE ASSETS, NET

                                                                     2000          1999
                                                                     ----          ----
Franchise rights and other identifiable intangibles .........      $ 3,557       $ 3,565
Goodwill ....................................................        1,591         1,582
                                                                   -------       -------
                                                                     5,148         5,147
Accumulated amortization ....................................       (1,454)       (1,328)
                                                                   -------       -------
                                                                   $ 3,694       $ 3,819
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

NOTE 8--ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

                                                   2000      1999
                                                   ----      ----
Accounts payable ............................     $ 344     $ 334
Accrued compensation and benefits ...........       147       147
Trade incentives ............................       206       201
Accrued interest ............................        71        69
Other current liabilities ...................       173       178
                                                   ----      ----
                                                  $ 941     $ 929
                                                   ====      ====

NOTE 9--SHORT-TERM BORROWINGS AND LONG-TERM DEBT

                                                              2000        1999
                                                              ----        ----
Short-term borrowings
    Current maturities of long-term debt ..............      $    1      $   10
    Borrowings under lines of credit ..................          25          13
                                                             ------      ------
                                                             $   26      $   23
                                                             ======      ======
Long-term debt
    5 5/8% senior notes due 2009 ......................      $1,300      $1,300
    5 3/8% senior notes due 2004 ......................       1,000       1,000
    7% senior notes due 2029 ..........................       1,000       1,000
    Other .............................................           6          15
                                                             ------      ------
                                                              3,306       3,315
    Less: Unamortized discount ........................          34          37
          Current maturities of long-term debt ........           1          10
                                                             ------      ------
                                                             $3,271      $3,268
                                                             ======      ======

       Maturities of long-term debt as of December 30, 2000 are 2001: $1 million, 2002: $0, 2003: $0, 2004: $1,000 million, 2005: $0 and thereafter,
$2,305 million.

       The $1.3 billion of 5 5/8% senior notes and the $1.0 billion of 5 3/8% senior notes were issued on February 9, 1999, by our subsidiary Bottling Group, LLC and are guaranteed by PepsiCo. We issued the $1.0 billion of 7% senior notes, which are guaranteed by Bottling Group, LLC, on March 8, 1999. During the second quarter of 1999 we executed an interest rate swap converting 3% of our fixed-rate debt to floating-rate debt.

       We allocated $3.3 billion of PepsiCo's long-term debt in our financial statements prior to issuing the senior notes referred to above. Our interest expense includes the related allocated interest expense of $28 million in 1999 and $210 million in 1998, and is based on PepsiCo's weighted-average interest rate of 5.8% and 6.4% in 1999 and 1998, respectively.

       In April 1999, we entered into a $500 million commercial paper program that is supported by a credit facility. The credit facility consists of two $250 million components, one of which expires in May 2001 and the other of which expires in April 2004. There were no borrowings outstanding under this program at December 30, 2000 or December 25, 1999.

       We have available short-term bank credit lines of approximately $135 million and $121 million at December 30, 2000 and December 25, 1999, respectively. These lines are used to support general operating needs of our business outside the U.S. The weighted-average interest rate of these lines of credit outstanding at December 30, 2000, December 25, 1999 and December 26, 1998 was 8.9%, 12.0% and 8.7%, respectively.

       Amounts paid to third parties for interest were $202 million, $108 million and $20 million in 2000, 1999 and 1998, respectively. In 1999 and 1998, allocated interest expense was deemed to have been paid to PepsiCo, in cash, in the period in which the cost was incurred.

NOTE 10--LEASES

       We have noncancellable commitments under both capital and long-term operating leases. Capital and operating lease commitments expire at various dates through 2023. Most leases require payment of related executory costs, which include property taxes, maintenance and insurance.

       Our future minimum commitments under noncancellable leases are set forth below:

                                                                                                           COMMITMENTS
                                                                                                     ----------------------
                                                                                                     CAPITAL      OPERATING
                                                                                                     -------      ---------
       2001.....................................................................................        $--          $ 26
       2002.....................................................................................         --            21
       2003.....................................................................................         --            12
       2004.....................................................................................         --             9
       2005.....................................................................................         --             8
       Later years..............................................................................          3            60
                                                                                                        ---          ----
                                                                                                        $ 3          $136
                                                                                                        ===          ====

       At December 30, 2000, the present value of minimum payments under capital leases was $1 million, after deducting $2 million for imputed interest. Our rental expense was $42 million, $55 million and $45 million for 2000, 1999 and 1998, respectively.

NOTE 11--FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

       As of December 30, 2000, our use of derivative instruments was limited to interest rate swaps, and futures and options contracts entered into with financial institutions. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.

       The table below presents information on contracts outstanding at December 30, 2000:

                                                          NOTIONAL            CARRYING             FAIR
                                                           AMOUNT              AMOUNT              VALUE
                                                           ------              ------              -----
       Commodity futures contracts...................       $109                 $--                $3
       Commodity options.............................        448                   5                 6
       Interest rate swap............................        100                  --                --
       Equity futures contracts......................         10                  10                10

       The table below presents information on contracts outstanding at December 25, 1999:

                                                          NOTIONAL            CARRYING             FAIR
                                                           AMOUNT              AMOUNT              VALUE
                                                           ------              ------              -----
       Commodity futures contracts...................        $91                 $--               $ 6
       Commodity options.............................         61                   1                12
       Interest rate swap............................        100                  --                (2)

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

       Long-term debt at December 30, 2000 has a carrying value and fair value of $3.3 billion and $3.2 billion, respectively.

       COMMODITY PRICE RISK We use futures contracts and options on futures in the normal course of business to hedge anticipated purchases of certain raw materials and fuel used in our operations.

       Deferred gains and losses at year-end 2000 and 1999, as well as gains and losses recognized as part of cost of sales in 2000, 1999 and 1998, were not significant. At year-end 2000 and 1999, we had commodity contracts involving notional amounts of $557 million and $152 million outstanding, respectively. These notional amounts do not represent amounts exchanged by the parties and thus are not a measure of our exposure; rather, they are used as the basis to calculate the amounts due under the agreements.

       INTEREST RATE RISK Prior to our initial public offering, we had minimal external interest rate risk to manage. Subsequent to the offering, as interest rate risk has grown, we have begun to manage interest rate exposure through the use of an interest rate swap, which converted 3% of our fixed-rate debt to floating-rate debt. Credit risk from the swap agreement is dependent both on the movement in interest rates and the possibility of non-payment by the swap counterparty. We mitigate credit risk by only entering into swap agreements with high credit-quality counterparties and by netting swap payments within each contract. The notional amount, interest payment and maturity date of the swap matches the notional amount, interest payment and maturity date of the related debt and, accordingly, any market risk or opportunity associated with this swap is fully offset by the opposite market impact on the related debt.

       OTHER RISKS At December 30, 2000, we had equity derivative contracts with financial institutions with a notional amount of $10 million. These prepaid futures contracts are for the purchase of PBG common stock and are used to hedge the portion of our deferred compensation costs which are based on our stock price. These contracts are marked-to-market with changes in fair value recognized as interest expense in our Consolidated Statements of Operations. The change in fair value of these contracts was not significant in 2000. The fair value of these contracts totaled $10 million at December 30, 2000 and was recorded in prepaid expenses and other current assets in our Consolidated Balance Sheets.

NOTE 12--PENSION AND POSTRETIREMENT BENEFIT PLANS

PENSION BENEFITS

       Our U.S. employees participate in noncontributory defined benefit pension plans, which cover substantially all full-time salaried employees, as well as most hourly employees. Benefits generally are based on years of service and compensation, or stated amounts for each year of service. All of our qualified plans are funded and contributions are made in amounts not less than minimum statutory funding requirements and not more than the maximum amount that can be deducted for U.S. income tax purposes. Our net pension expense for the defined benefit pension plans for our operations outside the U.S. was not significant.

POSTRETIREMENT BENEFITS

      Our postretirement plans provide medical and life insurance benefits principally to U.S. retirees and their dependents. Employees are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. The plans are not funded and since 1993 have included retiree cost sharing.

                                                                                               PENSION
                                                                                      --------------------------
Components of net periodic benefit costs:                                             2000       1999       1998
-----------------------------------------                                             ----       ----       ----
    Service cost ...............................................................      $ 27       $ 30       $ 24
    Interest cost ..............................................................        49         42         37
    Expected return on plan assets .............................................       (56)       (49)       (45)
    Amortization of transition asset ...........................................        --         --         (2)
    Amortization of net loss ...................................................        --          4         --
    Amortization of prior service amendments ...................................         5          5          4
                                                                                      ----       ----       ----
    Net periodic benefit costs .................................................        25         32         18
    Settlement loss ............................................................        --         --          1
                                                                                      ----       ----       ----
    Net periodic benefit costs including settlements ...........................      $ 25       $ 32       $ 19
                                                                                      ====       ====       ====
                                                                                             POSTRETIREMENT
                                                                                      --------------------------
Components of net periodic benefit costs:                                             2000       1999       1998
----------------------------------------                                              ----       ----       ----
    Service cost ...............................................................      $  3       $  4       $  4
    Interest cost ..............................................................        14         12         12
    Amortization of net loss ...................................................         1         --         --
    Amortization of prior service amendments ...................................        (6)        (5)        (5)
                                                                                      ----       ----       ----
    Net periodic benefit costs .................................................      $ 12       $ 11       $ 11
                                                                                      ====       ====       ====

       We amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits.

                                                                           PENSION                POSTRETIREMENT
                                                                     ------------------         ------------------
Changes in the benefit obligation:                                   2000          1999         2000          1999
----------------------------------                                   ----          ----         ----          ----
    Obligation at beginning of year..........................        $ 647        $ 648         $ 206        $ 187
    Service cost.............................................           27           30             3            4
    Interest cost............................................           49           42            14           12
    Plan amendments..........................................            4            3           (10)          --
    Actuarial (gain)/loss....................................          (19)         (57)           11           14
    Benefit payments.........................................          (40)         (38)          (12)         (11)
    Acquisitions and other...................................           (4)          19            --           --
                                                                     -----        -----         -----        -----
    Obligation at end of year................................        $ 664        $ 647         $ 212        $ 206
                                                                     =====        =====         =====        =====

                                                                            PENSION                POSTRETIREMENT
                                                                      ------------------          -----------------
Changes in the fair value of assets:                                  2000          1999          2000         1999
------------------------------------                                  ----          ----          ----         ----
    Fair value at beginning of year...........................        $ 597        $ 541          $ --         $ --
    Actual return on plan assets..............................           96           85            --           --
    Employer contributions....................................           16           --            12           11
    Benefit payments..........................................          (40)         (38)          (12)         (11)
    Acquisitions and other....................................           (4)           9            --           --
                                                                      -----        -----          ----         ----
    Fair value at end of year.................................        $ 665        $ 597          $ --         $ --
                                                                      =====        =====          ====         ====

       Selected information for the plans with accumulated benefit obligations in excess of plan assets:

                                                                           PENSION                 POSTRETIREMENT
                                                                       -----------------           ----------------
                                                                       2000         1999           2000         1999
                                                                       ----         ----           ----         ----
Projected benefit obligation............................               $ 31         $ 32           $212         $206
Accumulated benefit obligation..........................                 14           12            212          206
Fair value of plan assets...............................                 --           --             --           --

       Funded status recognized on the Consolidated Balance Sheets:

                                                                        PENSION                 POSTRETIREMENT
                                                                   ------------------          -----------------
                                                                   2000          1999          2000         1999
                                                                   ----          ----          ----         ----
Funded status at end of year...............................        $  1          $(50)        $(212)       $(206)
Unrecognized prior service cost............................          31            33           (21)         (17)
Unrecognized (gain)/loss...................................         (73)          (14)           45           35
Unrecognized special termination benefits..................          (1)           (2)           --           --
Fourth quarter employer contributions......................          10            --             7            3
                                                                   ----          ----         -----        -----
Net amounts recognized.....................................        $(32)         $(33)        $(181)       $(185)
                                                                   ====          ====         =====        =====

       Net amounts recognized in the Consolidated Balance Sheets:

                                                                        PENSION                 POSTRETIREMENT
                                                                   ------------------          -----------------
                                                                   2000          1999          2000         1999
                                                                   ----          ----          ----         ----
Prepaid benefit costs.................................             $ 31          $ 18         $  --        $  --
Accrued benefit liability.............................              (63)          (51)         (181)        (185)
                                                                   -----         ----         -----        -----
Net amounts recognized................................             $(32)         $(33)        $(181)       $(185)
                                                                   =====         ====         =====        =====

       The weighted-average assumptions used to compute the above information are set forth below:

                                                                                        PENSION
                                                                           --------------------------------
                                                                            2000          1999         1998
                                                                            ----          ----         ----
Discount rate for benefit obligation..............................          7.8%          7.8%         6.8%
Expected return on plan assets....................................         10.0%         10.0%        10.0%
Rate of compensation increase.....................................          4.6%          4.3%         4.8%

                                                                                     POSTRETIREMENT
                                                                             -------------------------------
                                                                             2000          1999         1998
                                                                             ----          ----         ----
Discount rate for benefit obligation................................         7.8%          7.8%          6.9%

COMPONENTS OF PENSION ASSETS

       The pension plan assets are principally invested in stocks and bonds.

HEALTH CARE COST TREND RATES

       We have assumed an average increase of 5.9% in 2001 in the cost of postretirement medical benefits for employees who retired before cost sharing was introduced. This average increase is then projected to decline gradually to 5.5% in 2005 and thereafter.

       Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical plans. A one-percentage point change in assumed health care costs would have the following effects:

                                                                                                                 1%            1%
                                                                                                              INCREASE      DECREASE
                                                                                                              --------      --------
Effect on total fiscal year 2000 service and interest cost components.....................................       $1            $(1)
Effect on the fiscal year 2000 accumulated postretirement benefit obligation..............................        5             (5)

OTHER EMPLOYEE BENEFIT PLANS

       We made several changes to our employee benefit plans that took effect in fiscal year 2000. The changes were made to our vacation policy, pension and retiree medical plans and included some benefit enhancements as well as cost containment provisions. These changes did not have a significant impact on our financial results in 2000.

       In 1999, our Board of Directors approved a matching company contribution to our 401(k) plan, which began in 2000. The match is dependent upon the employee's contribution and years of service. Fiscal year 2000 matching company contributions were approximately $15 million.

       In the fourth quarter of 1999, we contributed $16 million to a defined contribution plan as a one-time payment for the benefit of management employees. The amount was based on full-year 1999 performance and included other incentive-related features.

NOTE 13--EMPLOYEE STOCK OPTION PLANS

       Under our long-term incentive plan, stock options are issued to middle and senior management employees and vary according to salary and level within PBG. Options granted in 2000 had exercise prices ranging from $18.75 per share to $31.75 per share, expire in 10 years and become exercisable 25% after the first year, 25% after the second year and the remainder after the third year. Options granted in 1999 had exercise prices ranging from $19.25 per share to $23 per share and, with the exception of our chairman's options, are exercisable after three years and expire in 10 years. Our chairman's 1999 options are exercisable ratably over the three years following our initial public offering date.

       In conjunction with our initial public offering, we issued a one-time founders' grant of options to all full-time non-management employees in 1999 to purchase 100 shares of PBG stock. These options have an exercise price equal to the initial public offering price of $23 per share, are exercisable after three years, and expire in 10 years.

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

       The following table summarizes option activity:

                                                                                            2000                       1999
                                                                                   ---------------------      ----------------------
                                                                                               WEIGHTED-                   WEIGHTED-
                                                                                                AVERAGE                    AVERAGE
                                                                                               EXERCISE                    EXERCISE
Options in millions                                                                OPTIONS       PRICE        OPTIONS       PRICE
-------------------                                                                -------       -----        -------       -----
Outstanding at beginning of year..................................................   11.2       $22.98            --       $   --
    Granted.......................................................................    6.6        19.13          12.1        22.98
    Exercised.....................................................................   (0.1)       21.05            --           --
    Forfeited.....................................................................   (1.1)       22.39          (0.9)       23.00
                                                                                     ----       ------          ----       ------
Outstanding at end of year........................................................   16.6       $21.50          11.2       $22.98
                                                                                     ====       ======          ====       ======
Exercisable at end of year........................................................    0.9       $22.22            --       $   --
                                                                                     ====       ======          ====       ======
Weighted-average fair value of options granted during the year....................              $ 9.35                     $10.29
                                                                                                ======                     ======

       Stock options outstanding and exercisable at December 30, 2000:

                                                      OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                                      -------------------------------------------------     ---------------------------
                                                   WEIGHTED-AVERAGE
                                                      REMAINING
Options in millions                                CONTRACTUAL LIFE    WEIGHTED-AVERAGE                WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICE               OPTIONS          IN YEARS         EXERCISE PRICE      OPTIONS     EXERCISE PRICE
-----------------------               -------          --------         --------------      -------     --------------
$18.75-$22.99................           6.2              8.99              $18.77             0.2           $18.75
$23.00-$31.75................          10.4              8.02               23.12             0.7            23.00
                                       ----              ----              ------             ---           ------
                                       16.6              8.38              $21.50             0.9           $22.22
                                       ====              ====              ======             ===           ======

       We adopted the disclosure provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation," but continue to measure stock-based compensation cost in accordance with the Accounting Principles Board Opinion 25 and its related interpretations. If we had measured compensation cost for the stock options granted to our employees under the fair value based method prescribed by SFAS 123, net income would have been changed to the pro forma amounts set forth below:

                                                                                                 2000          1999
                                                                                                 ----          ----
Net Income
    Reported.............................................................................       $ 229         $ 118
    Pro forma............................................................................         204           102
Diluted Earnings per Share
    Reported.............................................................................       $1.53         $0.92
    Pro forma............................................................................        1.37          0.79

       The fair value of PBG stock options used to compute pro forma net income disclosures was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                                                                       2000          1999
                                                                                                       ----          ----
Risk-free interest rate......................................................................          6.7%          5.8%
Expected life................................................................................       7 years       7 years
Expected volatility..........................................................................           35%           30%
Expected dividend yield......................................................................         0.43%         0.35%

NOTE 14--INCOME TAXES

       The details of our income tax provision are set forth below:

                                                                                2000          1999          1998
                                                                                ----          ----          ----
Current:    Federal....................................................         $107          $ 79          $(84)
            Foreign....................................................            1            (1)            4
            State......................................................           27            19           (13)
                                                                                ----          ----          ----
                                                                                 135            97           (93)
                                                                                ----          ----          ----
Deferred:   Federal....................................................            7           (17)           45
            Foreign....................................................           --            --            (5)
            State......................................................           (7)          (10)            7
                                                                                ----          ----          ----
                                                                                  --           (27)           47
                                                                                ----          ----          ----
                                                                                $135          $ 70          $(46)
                                                                                ====          ====          ====

       Our U.S. and foreign income (loss) before income taxes is set forth below:

                                                                    2000          1999         1998
                                                                    ----          ----         ----
    U.S....................................................         $318          $188        $ 116
    Foreign................................................           46            --         (308)
                                                                    ----          ----        -----
                                                                    $364          $188        $(192)
                                                                    ====          ====        =====

       Our reconciliation of income taxes calculated at the U.S. federal statutory rate to our provision for income taxes is set forth below:

                                                                                2000           1999        1998
                                                                                ----           ----        ----
Income taxes computed at the U.S. federal statutory rate................        35.0%          35.0%      (35.0)%
State income tax, net of federal tax benefit............................         3.2            3.2          --
Impact of foreign results...............................................        (7.5)          (9.1)      (12.2)
Goodwill and other nondeductible expenses...............................         5.1            7.8         7.5
U.S. franchise rights tax settlement....................................          --             --       (24.0)
Unusual impairment and other charges and credits........................          --           (0.6)       38.7
Other, net..............................................................         1.2            1.1         1.0
                                                                                ----           ----       -----
Total effective income tax rate.........................................        37.0%          37.4%      (24.0)%
                                                                                ====           ====       =====

       The details of our 2000 and 1999 deferred tax liabilities (assets) are set forth below:

                                                                                          2000         1999
                                                                                          ----         ----
Intangible assets and property, plant and equipment..............................        $1,098       $1,231
Other............................................................................            96           90
                                                                                         ------       ------
Gross deferred tax liabilities...................................................         1,194        1,321
                                                                                         ------       ------

Net operating loss carryforwards.................................................          (139)        (132)
Employee benefit obligations.....................................................          (112)        (116)
Bad debts........................................................................           (15)         (21)
Various liabilities and other....................................................           (70)        (118)
                                                                                         ------       ------
Gross deferred tax assets........................................................          (336)        (387)
Deferred tax asset valuation allowance...........................................           148          147
                                                                                         ------       ------
Net deferred tax assets..........................................................          (188)        (240)
                                                                                         ------       ------

Net deferred tax liability.......................................................        $1,006       $1,081
                                                                                         ======       ======

Included in:
Prepaid expenses and other current assets........................................        $  (66)      $  (97)
Deferred income taxes............................................................         1,072        1,178
                                                                                         ------       ------
                                                                                         $1,006       $1,081
                                                                                         ======       ======

       We have net operating loss carryforwards totaling $402 million at December 30, 2000, which are available to reduce future taxes in the U.S., Spain, Greece and Russia. Of these carryforwards, $40 million expire in 2001 and $362 million expire at various times between 2002 and 2019. We have established a full valuation allowance for the net operating loss carryforwards attributable to Spain, Greece and Russia based upon our projection that these losses will more likely than not expire before they can be used. In addition, at December 30, 2000 we have a tax credit carryforward in the U.S. of $7 million with an indefinite carryforward period.

       Deferred taxes are not recognized for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration. Determination of the amount of unrecognized deferred taxes related to these investments is not practicable.

       Our valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, have increased by $1 million and $12 million in 2000 and 1999, respectively.

       Income taxes receivable were $12 million and $0 at December 30, 2000 and December 25, 1999, respectively. Such amounts are recorded within prepaid expenses and other current assets in our Consolidated Balance Sheets. Amounts paid to taxing authorities for income taxes were $147 million and $111 million in 2000 and 1999, respectively. In 1998 our allocable share of income taxes was deemed to have been paid to PepsiCo, in cash, in the period in which the cost was incurred.

NOTE 15--GEOGRAPHIC DATA

       We operate in one industry, carbonated soft drinks and other ready-to-drink beverages. We conduct business in 41 states and the District of Columbia in the U.S. Outside the U.S., we conduct business in eight Canadian provinces, Spain, Greece and Russia.

                                                                           NET REVENUES
                                                              --------------------------------------
                                                                2000            1999            1998
                                                                ----            ----            ----
      U.S.........................................            $6,830          $6,352          $5,886
      Other countries.............................             1,152           1,153           1,155
                                                              ------          ------          ------
                                                              $7,982          $7,505          $7,041
                                                              ======          ======          ======

                                                                          LONG-LIVED ASSETS
                                                              ---------------------------------------
                                                                2000            1999            1998
                                                                ----            ----            ----
      U.S.........................................            $5,192          $5,139          $5,024
      Other countries.............................               960             987             980
                                                              ------          ------          ------
                                                              $6,152          $6,126          $6,004
                                                              ======          ======          ======

NOTE 16--RELATIONSHIP WITH PEPSICO

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

       The Consolidated Statements of Operations include the following income (expense) amounts as a result of transactions with PepsiCo and its affiliates:

                                                                                         2000             1999             1998
                                                                                         ----             ----             ----
      Net revenues..........................................................           $   244          $   236          $   228
      Cost of sales.........................................................            (1,626)          (1,488)          (1,396)
      Selling, delivery and administrative expenses.........................               266              285              260

       We are not required to pay any minimum fees to PepsiCo, nor are we obligated to PepsiCo under any minimum purchase requirements. There are no conditions or requirements that could result in the repayment of any marketing support payments received by us from PepsiCo.


       With respect to PepsiCo's 7.1% ownership of Bottling Group, LLC, Bottling Group, LLC guarantees that to the extent there is available cash, they will distribute pro rata to PepsiCo and PBG sufficient cash such that aggregate cash distributed to PBG will enable us to pay income taxes and interest on our $1 billion 7% senior notes due 2029.

       Net amounts receivable from PepsiCo and its affiliates were $8 million and $5 million at December 30, 2000 and December 25, 1999, respectively. Such amounts are recorded within accounts receivable in our Consolidated Balance Sheets.

NOTE 17--CONTINGENCIES

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

NOTE 18--ACQUISITIONS

       During 2000 and 1999, we acquired the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from several independent PepsiCo franchise bottlers. These acquisitions were accounted for by the purchase method. During 2000, we acquired two territories in Canada for an aggregate purchase price of $26 million in cash. During 1999, we acquired four territories in the U.S., one in Canada and one in Russia for an aggregate purchase price of $185 million in cash and assumed debt. The aggregate purchase price exceeded the fair value of net tangible assets acquired, including the resulting tax effect, by approximately $14 million and $174 million in 2000 and 1999, respectively. The excess was recorded in intangible assets.

NOTE 19--COMPUTATION OF BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

      shares in thousands
                                                                                2000             1999             1998
                                                                                ----             ----             ----
      Number of shares on which basic earnings (loss) per share is based:

        Average outstanding during period.........................            147,147          128,426            55,000
        Add - Incremental shares under stock
          compensation plans......................................              2,188               --                --
                                                                              -------          -------            ------

      Number of shares on which diluted
         earnings (loss) per share is based.......................            149,335          128,426            55,000

      Basic and diluted net income (loss) applicable to
         common shareholders......................................             $  229           $  118           $  (146)

      Basic earnings (loss) per share.............................             $ 1.55           $ 0.92           $ (2.65)

      Diluted earnings (loss) per share...........................             $ 1.53           $ 0.92           $ (2.65)

       Diluted earnings per share reflect the potential dilution that could occur if the stock options from our stock compensation plan were exercised and converted into common stock that would then participate in net income. Our significant share price improvement during 2000 has resulted in $0.02 per share of dilution in 2000.

       In October 1999, our Board of Directors authorized the repurchase of up to 10 million shares of our common stock. In June of 2000, our Board of Directors authorized the repurchase of an additional 5 million shares of our common stock. We made net repurchases of approximately 5 million shares in both 2000 and 1999, respectively.

NOTE 20--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                     FIRST           SECOND            THIRD            FOURTH
2000 (1)                            QUARTER          QUARTER          QUARTER           QUARTER          FULL YEAR
                                    -------          -------          -------           -------          ---------
Net revenues...................       $1,545          $1,913           $2,125            $2,399            $7,982
Gross profit...................          700             880              962             1,035             3,577
Operating income...............           75             191              256                68               590
Net income.....................           17              85              123                 4               229

                                      FIRST          SECOND            THIRD           FOURTH
 1999                                QUARTER         QUARTER          QUARTER          QUARTER          FULL YEAR
                                     -------         -------          -------          -------          ---------
 Net revenues...................     $1,452           $1,831           $2,036           $2,186            $7,505
 Gross profit...................        617              785              874              933             3,209
 Operating income...............         42               92  (2)         205               73  (3)          412
 Net income (loss)..............         (3)              20               92                9               118

(1) Our 2000 results were impacted by a change in estimated useful lives of certain categories of assets. The favorable impact of this change in asset lives increased net income by $8 million in the first quarter, $10 million in the second quarter, $9 million in the third quarter, $12 million in the fourth quarter and $39 million for the full year.

(2) Includes a $45 million non-cash compensation charge ($29 million after tax).

(3) Includes $61 million of income for vacation policy changes and restructuring accrual reversal ($38 million after tax).

The first, second and third quarters of each year consisted of 12 weeks, while the fourth quarter consisted of 17 weeks in 2000 and 16 weeks in 1999. The extra week in fiscal year 2000 contributed $7 million of additional net income to our fourth quarter and fiscal year 2000 results.

See Note 4 of the Consolidated Financial Statements for further information regarding unusual impairment and other charges and credits included in the table above.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To Our Shareholders:

       We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements, related notes and other information included in this annual report. The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based upon our estimates and assumptions, as required. Other financial information presented in the annual report is derived from the Consolidated Financial Statements.

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

       Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 30, 2000 provide reasonable assurance that our assets are safeguarded.



/s/ Lionel L. Nowell III                            /s/ Andrea L. Forster
---------------------------                         -------------------------
Lionel L. Nowell III                                Andrea L. Forster
Executive Vice President                            Vice President
and Chief Financial Officer                         and Controller

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
The Pepsi Bottling Group, Inc.:

       We have audited the accompanying Consolidated Balance Sheets of The Pepsi Bottling Group, Inc. as of December 30, 2000 and December 25, 1999, and the related Consolidated Statements of Operations, Cash Flows and Changes in Shareholders' Equity for each of the fiscal years in the three-year period ended December 30, 2000. These Consolidated Financial Statements are the responsibility of management of The Pepsi Bottling Group, Inc. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of The Pepsi Bottling Group, Inc. as of December 30, 2000 and December 25, 1999, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP




New York, New York
January 30, 2001

SELECTED FINANCIAL AND OPERATING DATA

in millions, except per share data

FISCAL YEARS ENDED                                            2000(1)   1999     1998     1997     1996     1995
                                                              -------   ----     ----     ----     ----     ----
STATEMENT OF OPERATIONS DATA:
    Net revenues............................................   $7,982  $7,505   $7,041   $6,592   $6,603   $6,393
    Cost of sales...........................................    4,405   4,296    4,181    3,832    3,844    3,771
                                                               ------  ------   ------   ------   ------   ------
    Gross profit............................................    3,577   3,209    2,860    2,760    2,759    2,622
    Selling, delivery and administrative expenses...........    2,987   2,813    2,583    2,425    2,392    2,273
    Unusual impairment and other charges and credits (2)....       --     (16)     222       --       --       --
                                                               ------  ------   ------   ------   ------   ------
    Operating income........................................      590     412       55      335      367      349
    Interest expense, net...................................      192     202      221      222      225      239
    Foreign currency loss (gain)............................        1       1       26       (2)       4       --
    Minority interest.......................................       33      21       --       --       --       --
                                                               ------  ------   ------   ------   ------   ------
    Income (loss) before income taxes.......................      364     188     (192)     115      138      110
    Income tax expense (benefit) (3)........................      135      70      (46)      56       89       71
                                                               ------  ------   ------   ------   ------   ------
    Net income (loss).......................................   $  229  $  118   $ (146)  $   59   $   49   $   39
                                                               ======  ======   ======   ======   ======   ======

 PER SHARE DATA:
    Basic earnings (loss) per share.........................   $ 1.55  $ 0.92   $(2.65)  $ 1.07   $ 0.89   $ 0.71
    Diluted earnings (loss) per share.......................   $ 1.53  $ 0.92   $(2.65)  $ 1.07   $ 0.89   $ 0.71
    Cash dividend per share.................................   $ 0.08  $ 0.06       --       --       --       --
    Weighted-average basic shares outstanding...............      147     128       55       55       55       55
    Weighted-average diluted shares outstanding.............      149     128       55       55       55       55

OTHER FINANCIAL DATA:
    EBITDA (4)..............................................   $1,061  $  901   $  721   $  774   $  792   $  767
    Cash provided by operations.............................      831     718      625      548      451      431
    Capital expenditures....................................     (515)   (560)    (507)    (472)    (418)    (358)

BALANCE SHEET DATA (AT PERIOD END):
    Total assets............................................   $7,736  $7,624   $7,322   $7,188   $7,052   $7,082
    Long-term debt:
       Allocation of PepsiCo long-term debt.................       --      --    3,300    3,300    3,300    3,300
       Due to third parties.................................    3,271   3,268       61       96      127      131
                                                               ------  ------   ------   ------   ------   ------
          Total long-term debt                                  3,271   3,268    3,361    3,396    3,427    3,431
    Minority interest.......................................      306     278       --       --       --       --
    Advances from PepsiCo...................................       --      --    1,605    1,403    1,162    1,251
    Accumulated other comprehensive loss....................     (254)   (223)    (238)    (184)    (102)     (66)
    Shareholders' equity (deficit)..........................    1,646   1,563     (238)    (184)    (102)     (66)

(1) Our fiscal year 2000 results were impacted by a change in estimated useful lives of certain categories of assets and the inclusion of an extra week in our fiscal year. The favorable impact of the change in asset lives increased net income by $39 million, or $0.26 per share and the extra week increased net income by $7 million, or $0.05 per share.

(2) Unusual impairment and other charges and credits comprises of the following:

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

(3) 1998 includes a $46 million income tax benefit in the fourth quarter for the settlement of a disputed claim with the Internal Revenue Service relating to the deductibility of the amortization of acquired franchise rights.

(4) Excludes the non-cash component of unusual impairment and other charges and credits.