Form 10-K, Exhibit 13
period 2001-12-29
PEPSI BOTTLING GROUP INC
filed 2002-03-28
CIK 1076405

The Pepsi Bottling Group, Inc.
--------------------------------------------------------------------------------

                                                                      EXHIBIT 13

--------------------------------------------------------------------------------

MANAGEMENT'S FINANCIAL REVIEW
--------------------------------------------------------------------------------

OVERVIEW
--------
         Fiscal year 2001 marked the third year for The Pepsi Bottling Group, Inc. (collectively referred to as "PBG," "we," "our" and "us") as an independent public company and the third consecutive year of generating outstanding operating results. Highlights of these results are as follows:

-        We delivered 13% constant territory EBITDA growth in 2001.

- Our worldwide constant territory physical case volume grew by 3% in 2001.

- We increased our 2001 worldwide constant territory net revenue per case by 3% as compared to the same period in 2000.

- We increased our return on invested capital to 8.4% in 2001, an increase of 0.8 percentage points.

- We delivered 2001 diluted earnings per share of $1.03, an increase of $0.26, or 35%, over 2000. Diluted earnings per share in 2001 include tax benefits of $0.08, resulting from reductions in Canadian income tax rates. Diluted earnings per share in 2000 reflect a $0.02 favorable impact from the inclusion of an additional week in our 2000 fiscal year.

         The following discussion and analysis covers the key drivers behind our success in 2001 and is broken down into six major sections. The first three sections provide an overview, discuss related party transactions, and focus on items that affect the comparability of historical or future results. The next two sections provide an analysis of our results of operations and liquidity and financial condition. The last section contains a discussion of our market risks and cautionary statements. The discussion and analysis throughout Management's Financial Review should be read in conjunction with the Consolidated Financial Statements and the related accompanying notes.

Constant Territory

         We believe that constant territory performance results are the most appropriate indicators of operating trends and performance, particularly in light of our stated intention of acquiring additional bottling territories, and are consistent with industry practice. Constant territory operating results are derived by adjusting current year results to exclude significant current year acquisitions and adjusting prior year results to include the results of significant prior year acquisitions as if they had occurred on the first day of the prior fiscal year. In addition, 2000 constant territory results exclude the impact from an additional week in our fiscal year ("53rd week"), which occurs every five or six years, as our fiscal year ends on the last Saturday in December. Constant territory results also exclude any unusual impairment and other charges and credits discussed on page 29 and in Note 4 to the Consolidated Financial Statements.

Use of EBITDA

         EBITDA, which is computed as operating income plus the sum of depreciation and amortization, is a key indicator management and the industry use to evaluate operating performance. It is not, however, required under accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered an alternative to measurements required by GAAP such as net income or cash flows. In addition, EBITDA excludes the impact of the non-cash portion of the unusual impairment and other charges and credits discussed on page 29 and in Note 4 to the Consolidated Financial Statements.

Critical Accounting Policies

         The preparation of our Consolidated Financial Statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts in our Consolidated Financial Statements and the related accompanying notes. We use our best judgement based on our knowledge of existing facts and circumstances and actions that we may undertake in the future, as well as advice of external experts, in determining the estimates that affect our Consolidated Financial Statements. We have policies and procedures in place to ensure conformity with GAAP and we focus your attention on the following:

     REVENUE RECOGNITION We recognize revenue when our products are delivered to customers. Sales terms do not allow a right of return unless product freshness dating has expired.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivable portfolio. Our reserve contemplates our historical loss rate on receivables and the economic environment in which we operate.

     RECOVERABILITY OF LONG-LIVED ASSETS We review all long-lived assets, including intangible assets, when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, we write down an impaired asset to its estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows, which are discounted based on our weighted-average cost of capital.

         INCOME TAXES Our effective tax rate and the tax bases of our assets and liabilities reflect our best estimate of the ultimate outcome of our tax audits. Valuation allowances are established where expected future taxable income does not support the recognition of the related deferred tax asset.

         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT We use derivative instruments to hedge against the risk of adverse movements in the price of certain commodities and fuel used in our operations. Our use of derivative instruments is limited to interest rate swaps, forward contracts, futures and options on futures contracts. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use. All derivative instruments are recorded at fair value as either assets or liabilities in our Consolidated Balance Sheets. The fair value of our derivatives is generally based on quoted market prices. The evaluation of hedge effectiveness is subject to assumptions based on terms and timing of underlying exposures.

         COMMITMENTS AND CONTINGENCIES We are subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Liabilities related to commitments and contingencies are recognized when a loss is probable and reasonably estimable.

         For a more detailed discussion of our significant accounting policies, refer to Note 2 of our Consolidated Financial Statements.

RELATED PARTY TRANSACTIONS
------- ----- ------------
Relationship with PepsiCo, Inc.

         PepsiCo, Inc. ("PepsiCo") owns 37.7% of our outstanding common stock and 100% of our outstanding Class B common stock, together representing 42.8% of the voting power of all classes of our voting stock at December 29, 2001. In addition, PepsiCo owns 7% of the equity of Bottling Group, LLC, our principal operating subsidiary. We fully consolidate the results of Bottling Group, LLC and present PepsiCo's share as minority interest in our Consolidated Financial Statements.

         We have a number of agreements with PepsiCo. The most significant agreements that govern our relationship with PepsiCo consist of:

         (1) the master bottling agreement for cola beverages bearing the "Pepsi-Cola" and "Pepsi" trademark in the United States; bottling and distribution agreements for non-cola products in the United States, including Mountain Dew; and a master fountain syrup agreement in the United States;

         (2) agreements similar to the master bottling agreement and the non-cola agreements for each specific country, including Canada, Spain, Greece and Russia, as well as a fountain syrup agreement similar to the master syrup agreement for Canada;

         (3) a shared services agreement whereby PepsiCo provides us or we provide PepsiCo with certain administrative support, including procurement of raw materials, transaction processing, such as accounts payable and credit and collection, certain tax and treasury services, and information technology maintenance and systems development. The amounts paid or received under this contract are equal to the actual costs incurred by the company providing the service. From 1998 through 2001, a PepsiCo affiliate provided casualty insurance to us; and

         (4) transition agreements that provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities, and obligations arising from periods prior to the initial public offering. Under our tax separation agreement, PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ending on or before the initial public offering. PepsiCo has contractually agreed to act in good faith with respect to all tax audit matters affecting us. In addition, PepsiCo has agreed to use their best efforts to settle all joint interests in any common audit issue on a basis consistent with prior practice.

         We purchase concentrate from PepsiCo that is used in the production of carbonated soft drinks and other ready-to-drink beverages. The price of concentrate is determined annually by PepsiCo at its sole discretion. We also produce or distribute other products and purchase finished goods and concentrate through various arrangements with PepsiCo or PepsiCo joint ventures. We reflect such purchases in cost of sales.

         We share a business objective with PepsiCo of increasing the availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo, at its sole discretion, provides us with various forms of marketing support to promote its beverages. This support covers a variety of initiatives, including marketplace support, marketing programs, capital equipment investment, and shared media expense. Based on the objective of the programs and initiatives, we record marketing support as an adjustment to net revenues or as a reduction of selling, delivery and administrative expense. There are no conditions or other requirements that could result in a repayment of marketing support received.

         We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements.

Amounts received from PepsiCo for these transactions are offset by the cost to provide these services and are reflected in selling, delivery and administrative expenses. We pay a royalty fee to PepsiCo for the Aquafina trademark.

         Refer to the Items That Affect Historical or Future Comparability section of Management's Financial Review for further discussions of concentrate supply and bottler incentives. In addition, refer to Note 2 of our Consolidated Financial Statements for further discussions on accounting for bottler incentives and Note 16 for further discussions on our relationship with PepsiCo.

Board of Directors

         Two of our board members are also employees of PepsiCo. In addition in 2001, certain members of our Board of Directors also served on the boards of other companies affiliated with PepsiCo.

ITEMS THAT AFFECT HISTORICAL OR FUTURE COMPARABILITY
----- ---- ------ ---------- -- ------ -------------
Stock Split

         On November 27, 2001, our shareholders approved an amendment to our Certificate of Incorporation increasing the authorized shares of PBG common stock from 300 million to 900 million facilitating a two-for-one stock split of issued common stock. The stock split was effected in the form of a 100% stock dividend paid to our shareholders of record on November 27, 2001. As a result of the stock split, the accompanying Consolidated Financial Statements and Management's Financial Review reflect an increase in the number of outstanding shares of common stock and shares of treasury stock and the transfer of the par value of these incremental shares from additional paid-in capital. All PBG share and per share data have been restated to reflect the split, except for discussions of our capitalization.

New Accounting Standards

         During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 141, "Business Combinations," which requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001, and SFAS 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. Effective the first day of fiscal year 2002 we will no longer amortize goodwill and certain franchise rights, but will evaluate them for impairment annually. We have completed the initial impairment review required by SFAS 142 and have determined that our intangible assets are not impaired. The adoption of SFAS 142 will reduce our fiscal year 2002 amortization expense by approximately $128 million, or $0.31 per diluted share, based on the weighted-average number of diluted shares outstanding as of December 29, 2001.

         In addition, during 2001 the FASB also issued SFAS 143, "Accounting for Asset Retirement Obligations" and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS 144 superseded SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and Accounting Principles Board Opinion 30, "Reporting the Results of Operations - Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 143 is effective for fiscal year 2003 and SFAS 144 is effective for fiscal year 2002 and we do not anticipate that the adoption of these statements will have a material impact on our Consolidated Financial Statements.

         During 2000 and 2001, the Emerging Issues Task Force ("EITF") addressed various issues related to the income statement classification of certain promotional payments. In May 2000, the EITF reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives," addressing the recognition and income statement classification of various sales incentives. Among its requirements, the consensus will require the costs related to consumer coupons currently classified as marketing costs to be classified as a reduction of revenue. In January 2001, the EITF reached a consensus on Issue 00-22, "Accounting for `Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that certain volume-based cash rebates to customers currently recognized as marketing costs be classified as a reduction of revenue. In April 2001, the EITF reached a consensus on Issue 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF 00-25 addresses the income statement classification of consideration, other than that directly addressed in EITF 00-14, from a vendor to a reseller or another party that purchases the vendor's products. In November 2001, the EITF codified Issues 00-14, 00-22 and 00-25 as Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 00-22 was effective for the first quarter of

2001 and was not material to our Consolidated Financial Statements. The remainder of EITF 01-9 is effective for 2002 and we do not anticipate that the adoption will have a material impact on our Consolidated Financial Statements.

         Our Consolidated Financial Statements reflect the implementation of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, on the first day of fiscal year 2001. SFAS 133, which was issued in 1998, establishes accounting and reporting standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts, which are collectively referred to as derivatives. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

Asset Lives

         At the beginning of fiscal year 2000, we changed the estimated useful lives of certain categories of assets primarily to reflect the success of our preventive maintenance programs in extending the useful lives of these assets. The changes, which are detailed in Note 3 to the Consolidated Financial Statements, lowered total depreciation cost by approximately $69 million, or $0.13 per diluted share in 2000 as compared to 1999. The estimated useful lives of our assets were the same in 2001 and 2000.

Fiscal Year

         Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal years 2001 and 1999 consisted of 52 weeks while fiscal year 2000 consisted of 53 weeks. The following table illustrates the approximate dollar and percentage point impacts that the extra week had on our operating results:

     dollars in millions, except per share amounts                                   PERCENTAGE POINTS
                                                                                     -----------------
                                                                   DOLLARS      2001 VS. 2000     2000 VS. 1999
                                                                   -------      -------------     -------------
     Volume.....................................................       N/A               (2)                 2
     Net Revenues...............................................     $ 113               (1)                 2
     EBITDA.....................................................     $  14               (2)                 2
     Diluted Earnings per Share.................................     $0.02               (4)                 5

Initial Public Offering

         PBG was incorporated in Delaware in January 1999 and, prior to our formation, we were an operating unit of PepsiCo. We became a public company through an initial public offering on March 31, 1999. Our initial public offering consisted of 100 million shares of common stock sold to the public, equivalent to 65% of our outstanding common stock, leaving PepsiCo the owner of the remaining 35% of outstanding common stock.

         For the period prior to our initial public offering, we prepared our Consolidated Financial Statements as a "carve-out" from the financial statements of PepsiCo using the historical results of operations and assets and liabilities of our business. Certain costs reflected in the Consolidated Financial Statements may not necessarily be indicative of the costs that we would have incurred had we operated as an independent, stand-alone entity from the first day of fiscal year 1999. These costs include an allocation of PepsiCo's corporate overhead and interest expense, and income taxes:

         - We included overhead related to PepsiCo's corporate administrative functions based on a specific identification of PepsiCo's administrative costs relating to the bottling operations and, to the extent that such identification was not practicable, based upon the percentage of our revenues to PepsiCo's consolidated net revenues. These costs are included in selling, delivery and administrative expenses in our Consolidated Statements of Operations.

         - We allocated $3.3 billion of PepsiCo's debt to our business and charged interest expense on this debt using PepsiCo's weighted-average interest rate. Once we issued $3.3 billion of third-party debt in the first quarter of 1999, our actual interest rates were used to determine interest expense for the remainder of the year.

         - We reflected income tax expense in the Consolidated Financial Statements as if we had actually filed a separate income tax return.

         The amounts of the historical allocations described above are as follows:

     dollars in millions                                                               1999
                                                                                       ----
     Corporate overhead expense.................................................       $  3
     Interest expense...........................................................       $ 28
     PepsiCo's weighted-average interest rate...................................        5.8%


Unusual Impairment and Other Charges and Credits

Our operating results were affected by the following unusual charges and credits:

     dollars in millions                                                              1999
                                                                                      ----
     Non-cash compensation charge...............................................      $ 45
     Vacation policy change.....................................................       (53)
     Asset impairment and restructuring charges.................................        (8)
                                                                                      ----
                                                                                      $(16)
                                                                                      ====
     After minority interest and income taxes...................................      $ (9)
                                                                                      ====

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

-        Asset Impairment and Restructuring Charge

                  In the fourth quarter of 1999, $8 million of the remaining restructuring reserve recorded in 1998 relating to an asset impairment and restructuring in our Russian operations, was reversed into income. The reversal was necessitated as actual costs incurred to renegotiate manufacturing and leasing contracts in Russia and to reduce the number of employees were less than the amounts originally estimated.

Comparability of our operating results may also be affected by the following:

Concentrate Supply

         We buy concentrate, the critical flavor ingredient for our products, from PepsiCo, its affiliates and other brand owners who are the sole authorized suppliers. Concentrate prices are typically determined annually.

         In February 2001, PepsiCo announced an increase of approximately 3% in the price of U.S. concentrate. PepsiCo has recently announced a further increase of approximately 3%, effective February 2002. Amounts paid or payable to PepsiCo and its affiliates for concentrate were $1,584 million, $1,507 million and $1,418 million in 2001, 2000 and 1999, respectively.

Bottler Incentives

         PepsiCo and other brand owners provide us with various forms of marketing support. The level of this support is negotiated annually and can be increased or decreased at the discretion of the brand owners. This marketing support is intended to cover a variety of programs and initiatives, including direct marketplace support, capital equipment funding and shared media, and advertising support. Direct marketplace support is primarily funding by PepsiCo and other brand owners of sales discounts and similar programs, and is recorded as an adjustment to net revenues. Capital equipment funding is designed to support the purchase and placement of marketing equipment and is recorded as a reduction to selling, delivery and administrative expenses. Shared media and advertising support is recorded as a reduction to advertising and marketing expense within selling, delivery and administrative expenses. There are no conditions or other requirements that could result in a repayment of marketing support received.

         The total bottler incentives we received from PepsiCo and other brand owners were $598 million, $566 million and $563 million for 2001, 2000 and 1999, respectively. Of these amounts, we recorded $293 million, $277 million and $263 million for 2001, 2000 and 1999, respectively, in net revenues, and the remainder as a reduction of selling, delivery and administrative expenses. The amount of our bottler incentives received from PepsiCo was more than 90% of our total bottler incentives in each of the three years, with the balance received from the other brand owners.

Employee Benefit Plan Changes

         We made several changes to our employee benefit plans that took effect in fiscal year 2000. The changes were made to our vacation policy, pension and retiree medical plans and included some benefit enhancements as well as cost containment provisions. These changes did not have a significant impact on our financial results in 2001 or 2000.

         In 1999, our Board of Directors approved a matching company contribution to our 401(k) plan that began in 2000. The match is dependent upon the employee's contribution and years of service. The matching company contribution was approximately $17 million and $15 million in 2001 and 2000, respectively.

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

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
in millions, except per share data

FISCAL YEARS ENDED DECEMBER 29, 2001, DECEMBER 30, 2000 AND DECEMBER 25, 1999
--------------------------------------------------------------------------------

                                                                                2001        2000        1999
                                                                                ----        ----        ----
NET REVENUES.............................................................     $8,443      $7,982      $7,505
Cost of sales............................................................      4,580       4,405       4,296
                                                                               -----       -----       -----
GROSS PROFIT.............................................................      3,863       3,577       3,209

Selling, delivery and administrative expenses............................      3,187       2,987       2,813
Unusual impairment and other charges and credits.........................         --          --         (16)
                                                                               -----       -----       -----
OPERATING INCOME.........................................................        676         590         412

Interest expense, net....................................................        194         192         202
Foreign currency loss....................................................         --           1           1
Minority interest........................................................         41          33          21
                                                                               -----       -----       -----

INCOME BEFORE INCOME TAXES...............................................        441         364         188
Income tax expense before rate change....................................        161         135          70
Income tax rate change benefit...........................................        (25)         --          --
                                                                               -----       -----       -----

NET INCOME...............................................................     $  305      $  229      $  118
                                                                              ======      ======      ======

BASIC EARNINGS PER SHARE.................................................     $ 1.07      $ 0.78      $ 0.46
Weighted-Average Shares Outstanding......................................        286         294         257

DILUTED EARNINGS PER SHARE...............................................     $ 1.03      $ 0.77      $ 0.46
Weighted-Average Shares Outstanding......................................        296         299         257

   See accompanying notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

MANAGEMENT'S FINANCIAL REVIEW

RESULTS OF OPERATIONS
------- -- ----------

                                                           FISCAL 2001 VS. 2000*      FISCAL 2000 VS. 1999*
                                                         ------------------------     ---------------------
                                                                        CONSTANT                   CONSTANT
                                                         REPORTED       TERRITORY     REPORTED     TERRITORY
                                                          CHANGE          CHANGE       CHANGE        CHANGE
   EBITDA                                                     12%           13%          18%           16%
   Volume                                                      2%            3%           3%            1%
   Net Revenue per Case                                        3%            3%           3%            3%

* Fiscal years 2001 and 1999 consisted of 52 weeks while fiscal year 2000 consisted of 53 weeks.

EBITDA

         On a reported basis, EBITDA was $1,190 million in 2001, representing a 12% increase over 2000, including an approximate 2 percentage point negative impact from the 53rd week in 2000. Constant territory growth of 13% for 2001 was a reflection of higher pricing, an increased mix of higher margin cold drink volume, and solid volume growth in the U.S., as well as continued growth in our operations outside the U.S., particularly in Russia. These increases were partially offset by investments in our cold drink infrastructure.

         In 2000, reported EBITDA was $1,061 million, representing an 18% increase over 1999, with the 53rd week contributing approximately 2 percentage points of the growth. Constant territory EBITDA was 16% higher than 1999, driven by continued pricing improvements in our take-home segment, mix shifts to higher-margin cold drink volume, favorable cost of sales trends, and improved results outside the United States.

VOLUME

         Our worldwide physical case volume grew 2% in 2001, including an approximate 2 percentage point negative impact from the 53rd week in 2000. Constant territory volume growth was 3% in 2001, reflecting U.S. growth of more than 1% and 10% growth outside the United States. U.S. growth was led by the introductions of Mountain Dew Code Red and Pepsi Twist, expanded distribution of Sierra Mist, strong growth in Aquafina, as well as the integration of SoBe in the majority of our markets. This growth was partially offset by declines in brand Pepsi. New product innovation and consistent in-store execution resulted in positive cold drink and take-home volume growth in the United States. In addition, take-home volume growth in the U.S. benefited from significant growth in mass merchandiser volume. Outside the U.S., all countries delivered solid volume growth in 2001, led by our operations in Russia. Volume growth in Russia was driven by the introduction of Mountain Dew and continued growth of Aqua Minerale, our water product, and Fiesta, our value-brand beverage.

         Our reported worldwide physical case volume grew 3% in 2000, with the 53rd week contributing approximately 2 percentage points of the growth. Worldwide constant territory volume grew 1% in 2000 with flat volume growth from our U.S. operations and 7% growth from our operations outside the United States. In the U.S., volume results reflected growth in our cold drink segment and the favorable impact of the launch of Sierra Mist in the fourth quarter of 2000, offset by declines in our take-home business. Our cold drink trends reflected our successful placement of additional cold drink equipment in the United States. Take-home volume remained lower for the year reflecting the effect of our price increases in that segment. Our volume growth outside the U.S. was led by Russia where we have reestablished brand Pepsi, introduced Fiesta, and continued to increase distribution of Aqua Minerale. Partially offsetting the growth in Russia were volume declines in Canada resulting from significant take-home price increases in that country.

NET REVENUES

         Reported net revenues were $8,443 million in 2001, representing a 6% increase over the prior year, including an approximate 1 percentage point negative impact from the 53rd week in 2000. On a constant territory basis, net revenues increased by 6%, reflecting 3% volume growth and 3% growth in net revenue per case. Constant territory U.S. net revenues grew 6% consisting of 5% growth in net revenue per case and volume growth of more than 1%. U.S. net revenue per case results reflect higher pricing, primarily in foodstores, and an increased mix of higher-revenue cold drink volume from new product innovation and double-digit Aquafina growth. Constant territory net revenues outside the U.S. grew 7%, reflecting volume growth of 10%, offset by declines in net revenue per case of 3%. Excluding the negative impact from currency translations, net revenue per case growth was flat outside the U.S. and increased 4% worldwide.

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

COST OF SALES

         Cost of sales increased $175 million, or 4% in 2001, including an approximate 2 percentage point favorable impact from the 53rd week in 2000. On a constant territory basis, cost of sales increased 5% driven by a 3% increase in volume and a more than 1% increase in cost of sales per case. The increase in cost of sales per case reflects higher U.S. concentrate costs and mix shifts into higher cost packages and products, offset by country mix and favorable currency translations.

         Cost of sales increased $109 million, or 3% in 2000, with the 53rd week contributing approximately 2 percentage points of the growth. On a per case basis, cost of sales was essentially flat in 2000. Included in cost of sales in 2000 were the favorable impacts from the change in our estimated useful lives of manufacturing assets, which totaled $34 million in 2000 and an approximate 1 percentage point favorable impact from currency translations. Excluding the effects of the change in asset lives and currency translations, cost of sales on a per case basis was more than 1% higher, as higher U.S. concentrate costs were partially offset by favorable packaging and sweetener costs, favorable country mix, and efficiencies in production.

SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

         Selling, delivery and administrative expenses grew $200 million, or 7%, over the comparable period in 2000, including an approximate 1 percentage point favorable impact from the 53rd week in 2000. Approximately half of the increase came from higher selling and delivery costs, specifically our continued investments in our U.S. and Canadian cold drink strategy including people, routes and equipment. Also contributing to the growth in selling, delivery and administrative expenses are higher advertising and marketing costs and higher costs associated with investments in our information technology systems.

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

INTEREST EXPENSE, NET

         Net interest expense increased by $2 million, or 1%, in 2001 primarily reflecting lower interest income in 2001. The reduction in interest income was due to lower average cash balances in 2001, consistent with increases in acquisition spending and share repurchases, which were primarily funded through cash generated from operations.

         Net interest expense decreased by $10 million, or 5%, in 2000, primarily driven by increases in interest income consistent with our increase in cash and cash equivalents in 2000 and reduced levels of debt outside the United States.

MINORITY INTEREST

         Minority interest represents PepsiCo's 7% ownership in our principal operating subsidiary, Bottling Group, LLC. The growth in minority interest expense over the last three years is due to higher Bottling Group, LLC earnings over the same periods.

INCOME TAX EXPENSE BEFORE RATE CHANGE

         Our full-year effective tax rate for 2001 was 36.5% before our income tax rate change benefit. This rate corresponds to an effective tax rate of 37.0% in 2000. The one-half point decrease is primarily due to the reduced impact of fixed non-deductible expenses on higher anticipated pre-tax income in 2001, partially offset by the decreased favorable impact of our foreign results.

         Our full-year effective tax rate for 2000 was 37.0%, compared to 37.4% in 1999. Our effective tax rate, excluding unusual impairment and other charges and credits, would have been 37.0% and

38.0% in 2000 and 1999, respectively. The one point decrease is primarily due to the reduced impact of fixed non-deductible expenses on higher pre-tax income in 2000. This impact was partially offset by the decreased favorable impact of our foreign results.

INCOME TAX RATE CHANGE BENEFIT

         During 2001, the Canadian Government enacted legislation reducing federal and certain provincial corporate income tax rates. These rate changes reduced deferred tax liabilities associated with our operations in Canada, and resulted in one-time gains totaling $0.08 per diluted share in 2001.

EARNINGS PER SHARE

shares in millions                                                            2001        2000       1999
                                                                              ----        ----       ----
Basic earnings per share on reported net income .........................    $1.07       $0.78     $0.46
Weighted-average shares outstanding......................................      286         294       257

Diluted earnings per share on reported net income........................    $1.03       $0.77     $0.46
Weighted-average shares outstanding......................................      296         299       257

Dilution

         Diluted earnings per share reflect the potential dilution that could occur if stock options from our stock compensation plan were exercised and converted into common stock that would then participate in net income. Our stock price improvement during the last two years has resulted in $0.04 and $0.01 per share of dilution in 2001 and 2000, respectively.

Weighted-Average Shares Outstanding

         In 1999, immediately preceding our initial public offering, we had 55 million shares of common stock outstanding. In connection with the offering, we sold 100 million shares of common stock to the public. Since our initial public offering, shares outstanding reflect the effect of our share repurchase program, which began in October 1999. In addition, in November 2001 we executed a two-for-one stock split in the form of a 100% stock dividend, which doubled our weighted-average shares outstanding. As a result of the stock split in 2001, the amount of shares authorized by the Board of Directors to be repurchased totals 50 million shares, of which we have repurchased approximately 31 million shares since the inception of our share repurchase program.

Pro Forma Earnings per Share

         The table below sets forth earnings per share adjusted for the initial public offering, the impact of our unusual impairment and other charges and credits and the impact of our income tax rate change benefit as previously discussed. In 1999, we assumed 310 million shares were outstanding from the beginning of the year and further adjusted shares outstanding for our share repurchase program.

             shares in millions                                                               2001       2000*        1999
                                                                                              ----       -----        ----
             Diluted earnings per share on reported net income.........................      $1.03       $0.77      $ 0.38
             Unusual impairment and other charges and credits..........................         --          --       (0.03)
             Income tax rate change benefit............................................      (0.08)         --          --
                                                                                             -----       -----      ------
             Adjusted diluted earnings per share.......................................      $0.95       $0.77      $ 0.35
                                                                                             =====       =====      ======
             Assumed diluted shares outstanding........................................        296         299         309

* Includes a favorable impact from the inclusion of the 53rd week in 2000 of $0.02.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

dollars in millions
FISCAL YEARS ENDED DECEMBER 29, 2001, DECEMBER 30, 2000 AND DECEMBER 25, 1999
--------------------------------------------------------------------------------

                                                                                       2001       2000       1999
                                                                                       ----       ----       ----
CASH FLOWS--OPERATIONS
Net income......................................................................       $305       $229     $  118
Adjustments to reconcile net income to net cash provided by operations:
   Depreciation.................................................................        379        340        374
   Amortization.................................................................        135        131        131
   Non-cash unusual impairment and other charges and credits....................         --         --        (32)
   Deferred income taxes........................................................         23         --        (27)
   Other non-cash charges and credits, net......................................        182        176        141
   Changes in operating working capital, excluding effects of acquisitions:
      Accounts receivable.......................................................        (28)        13        (42)
      Inventories...............................................................        (50)        11          3
      Prepaid expenses and other current assets.................................          2        (97)         4
      Accounts payable and other current liabilities............................         57         28         48
                                                                                      -----       ----     ------
        Net change in operating working capital.................................        (19)       (45)        13
                                                                                      -----       ----     ------
NET CASH PROVIDED BY OPERATIONS.................................................      1,005        831        718
                                                                                      -----       ----     ------
CASH FLOWS--INVESTMENTS
Capital expenditures............................................................       (593)      (515)      (560)
Acquisitions of bottlers........................................................       (120)       (26)      (176)
Sales of property, plant and equipment..........................................          6          9         22
Other, net......................................................................       (123)       (52)       (19)
                                                                                      -----       ----     ------
NET CASH USED FOR INVESTMENTS...................................................       (830)      (584)      (733)
                                                                                      -----       ----     ------
CASH FLOWS--FINANCING
Short-term borrowings--three months or less......................................        50         12        (58)
Proceeds from long-term debt....................................................         --         --      3,260
Replacement of PepsiCo allocated debt...........................................         --         --     (3,300)
Net proceeds from initial public offering.......................................         --         --      2,208
Payments of long-term debt......................................................         --         (9)       (90)
Minority interest distribution..................................................        (16)        (3)        --
Dividends paid..................................................................        (12)       (12)        (6)
Proceeds from exercise of stock options.........................................         18         --         --
Purchase of treasury stock......................................................       (249)      (103)       (90)
Decrease in advances from PepsiCo...............................................         --         --     (1,750)
                                                                                      -----       ----     ------
NET CASH (USED FOR) PROVIDED BY FINANCING.......................................       (209)      (115)       174
                                                                                      -----       ----     ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS....................         (7)        (4)        (5)
                                                                                      -----       ----     ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............................        (41)       128        154
CASH AND CASH EQUIVALENTS--BEGINNING OF YEAR.....................................       318        190         36
                                                                                      -----       ----     ------
CASH AND CASH EQUIVALENTS--END OF YEAR...........................................     $ 277       $318     $  190
                                                                                      =====       ====     ======

SUPPLEMENTAL CASH FLOW INFORMATION

NON-CASH INVESTING AND FINANCING ACTIVITIES:

      Liabilities incurred and/or assumed in conjunction with acquisitions of
        bottlers................................................................       $ 25        $ 9       $ 65

See accompanying notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED BALANCE SHEETS

in millions, except per share data
DECEMBER 29, 2001 AND DECEMBER 30, 2000
--------------------------------------------------------------------------------

                                                                                        2001        2000
                                                                                        ----        ----
ASSETS

CURRENT ASSETS

Cash and cash equivalents..................................................           $  277      $  318
Accounts receivable, less allowance of $42 in 2001 and 2000...............               823         796
Inventories................................................................              331         281
Prepaid expenses and other current assets..................................              117         189
                                                                                      ------      ------
   TOTAL CURRENT ASSETS....................................................            1,548       1,584
Property, plant and equipment, net.........................................            2,543       2,358
Intangible assets, net.....................................................            3,684       3,694
Other assets...............................................................               82         100
                                                                                      ------      ------
   TOTAL ASSETS............................................................           $7,857      $7,736
                                                                                      ======      ======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and other current liabilities.............................           $1,004      $  941
Short-term borrowings......................................................               77          26
                                                                                      ------      ------
   TOTAL CURRENT LIABILITIES...............................................            1,081         967
Long-term debt.............................................................            3,285       3,271
Other liabilities..........................................................              550         474
Deferred income taxes......................................................            1,021       1,072
Minority interest..........................................................              319         306
                                                                                      ------      ------
   TOTAL LIABILITIES.......................................................            6,256       6,090
SHAREHOLDERS' EQUITY
Common stock, par value $0.01 per share:
  authorized 900 shares, issued 310 shares.................................                3           2
Additional paid-in capital.................................................            1,739       1,736
Retained earnings..........................................................              649         355
Accumulated other comprehensive loss.......................................             (370)       (254)
Treasury stock: 29 shares and 20 shares in 2001 and 2000, respectively.....             (420)       (193)
                                                                                      ------      ------
   TOTAL SHAREHOLDERS' EQUITY..............................................            1,601       1,646
                                                                                      ------      ------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........................           $7,857      $7,736
                                                                                      ======      ======

         See accompanying notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

LIQUIDITY AND FINANCIAL CONDITION
--------- --- --------- ---------

LIQUIDITY AND CAPITAL RESOURCES

         Liquidity Prior to our Separation from PepsiCo and our Initial Public Offering

         We financed our capital investments and acquisitions through cash flow from operations and advances from PepsiCo prior to our separation from PepsiCo and our initial public offering. Under PepsiCo's centralized cash management system, PepsiCo deposited sufficient cash in our bank accounts to meet our daily obligations, and withdrew excess funds from those accounts. These transactions are included in decrease in advances from PepsiCo in our Consolidated Statements of Cash Flows.

         Liquidity After our Initial Public Offering

         Subsequent to our initial public offering, we have financed our capital investments and acquisitions primarily through cash flow from operations. We believe that our future cash flow from operations and borrowing capacity will be sufficient to fund capital expenditures, acquisitions, dividends and working capital requirements.

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

         On March 31, 1999, we offered 100 million shares of PBG common stock for sale to the public in an underwritten initial public offering generating $2.2 billion of net proceeds.

         The proceeds from the above financing transactions were used to repay obligations to PepsiCo and fund acquisitions.

         We also have a $500 million commercial paper program that is supported by a credit facility. The credit facility consists of two $250 million components, one of which expires in May 2002 and the other of which expires in April 2004. There were no borrowings outstanding under this program at December 29, 2001 or December 30, 2000.

         Capital Expenditures

         We have incurred and will continue to incur capital costs to maintain and grow our infrastructure, including acquisitions and investments in developing market opportunities.

         - Our business requires substantial infrastructure investments to maintain our existing level of operations and to fund investments targeted at growing our business. Capital infrastructure expenditures totaled $593 million, $515 million and $560 million during 2001, 2000 and 1999, respectively. We believe that capital infrastructure spending will continue to be significant, driven by our investments in the cold drink segment and capacity needs.

         - We intend to continue to pursue acquisitions of independent PepsiCo bottlers in the U.S. and Canada, particularly in territories contiguous to our own, where they create shareholder value. These acquisitions will enable us to provide better service to our large retail customers, as well as to reduce costs through economies of scale. We also plan to evaluate international acquisition opportunities as they become available. Cash spending on acquisitions was $120 million, $26 million and $176 million in 2001, 2000 and 1999, respectively.

CASH FLOWS

         Fiscal 2001 Compared to Fiscal 2000

         Operating free cash flow grew $22 million from $273 million in 2000 to $295 million in 2001. Operating free cash flow is defined as net cash provided by operations less net cash used for investments, excluding cash used for the acquisitions of bottlers.

         Net cash provided by operating activities increased $174 million to $1,005 million in 2001, driven by strong EBITDA growth and the timing of casualty insurance payments, partially offset by higher net working capital due to growth in our business.

         Net cash used for investments increased by $246 million from $584 million in 2000 to $830 million in 2001, primarily due to acquisition spending and increased capital expenditures, which were driven by increases in the U.S. associated with our cold drink strategy. Also contributing to the increase were significantly higher pension contribution payments in 2001.

         Net cash used for financing increased by $94 million to $209 million in 2001. This increase primarily reflects our share repur-chase program offset by higher short-term borrowings outside the U.S. and proceeds from stock option exercises.

         Fiscal 2000 Compared to Fiscal 1999

         Operating free cash flow grew $112 million, or 70%, to $273 million in 2000.

         Net cash provided by operating activities increased $113 million to $831 million in 2000, driven by strong EBITDA growth partially offset by the timing of casualty insurance payments in 2000, which significantly contributed to our unfavorable change in operating working capital.

         Net cash used for investments decreased by $149 million from $733 million in 1999 to $584 million in 2000, primarily due to acquisition spending, which was $150 million lower in 2000. Capital expenditures decreased by $45 million, or 8%, as increases in the U.S. associated with our cold drink strategy were offset by decreases outside the United States.

         Net cash (used for) provided by financing decreased from a source of cash of $174 million in 1999 to a use of cash of $115 million in 2000. This decrease resulted from net cash received from initial public offering activities in 1999 coupled with an increase of $13 million of share repurchases in 2000.

MARKET RISKS AND CAUTIONARY STATEMENTS
--------------------------------------
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         In the normal course of business, the financial position of the company routinely is subject to a variety of risks. These risks include the risk associated with the price of commodities purchased and used in our business, interest rate on outstanding debt and currency movements of non-U.S. dollar denominated assets and liabilities. We are also subject to the risks associated with the business environment in which we operate, including the collectibility of accounts receivable. We regularly assess all of these risks and have policies and procedures in place to protect against the adverse effects of these exposures.

         Our objective in managing our exposure to fluctuations in commodity prices, interest rates, and foreign currency exchange rates is to minimize the volatility of earnings and cash flows associated with changes in the applicable rates and prices. To achieve this objective, we primarily enter into commodity forward contracts, commodity futures and options on futures contracts and interest rate swaps. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.

         A sensitivity analysis has been prepared to determine the effects that market risk exposures may have on the fair values of our debt and other financial instruments. To perform the sensitivity analysis, we assessed the risk of loss in fair values from the hypothetical changes in commodity prices, interest rates, and foreign currency exchange rates on market-sensitive instruments. Information provided by this sensitivity analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor were held constant. In addition, the results of the analysis are constrained by the fact that certain items are specifically excluded from the analysis, while the financial instruments that relate to the financing or hedging of those items are included. As a result, the reported changes in the values of some financial instruments that affect the results of the sensitivity analysis are not matched with the offsetting changes in the values of the items that those instruments are designed to finance or hedge.

         The results of the sensitivity analysis at December 29, 2001 are as follows:

         Commodity Price Risk

         We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use futures contracts and options on futures in the normal course of business to hedge anticipated purchases of aluminum and fuel used in our operations. With respect to commodity price risk, we currently have various contracts outstanding for aluminum and fuel oil purchases in 2002, which establish our purchase price within defined ranges. These contracts have notional amounts of $573 million and $557 million at December 29, 2001 and December 30, 2000, respectively. These notional amounts do not represent amounts exchanged by the parties and thus are not a measure of our exposure; rather, they are used as a basis to calculate the amounts due under the agreements. We estimate that a 10% decrease in commodity prices with all other variables held constant would have resulted in a decrease in the fair value of our financial instruments of $15 million and $18 million at December 29, 2001 and December 30, 2000, respectively.

         Interest Rate Risk

         The fair value of our fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the fair market value of our debt representing differences between market interest rates and the fixed rate on the debt. With respect to this market risk, we currently have an interest rate swap converting 3% of our fixed-rate debt to floating-rate debt. This interest rate swap has a notional value of $100 million at December 29, 2001 and December 30, 2000. We estimate that a 10% decrease in interest rates with all other variables held constant would have resulted in a net increase in the fair value of our financial instruments, both our fixed rate debt and our interest rate swap, of $144 million and $158 million at December 29, 2001 and December 30, 2000, respectively.

         Foreign Currency Exchange Rate Risk

         In 2001, approximately 15% of our net revenues came from Canada, Spain, Greece and Russia. Social, economic, and political conditions in these international markets may adversely affect our results of operations, cash flows, and financial condition. The overall risks to our international businesses include changes in foreign governmental policies, and other political or economic developments. These developments may lead to new product pricing, tax or other policies, and monetary fluctuations which may adversely impact our business. In addition, our results of operations and the value of the foreign assets are affected by fluctuations in foreign currency exchange rates.

         As currency exchange rates change, translation of the statements of operations of our businesses outside the U.S. into U.S. dollars affects year-over-year comparability. We have not hedged currency risks because cash flows from international operations have generally been reinvested locally, nor historically have we entered into hedges to minimize the volatility of reported earnings. We estimate that a 10% change in foreign exchange rates with all other variables held constant would have affected reported income before income taxes by less than $30 million in 2001 and 2000.

         Foreign currency gains and losses reflect translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries and transaction gains and losses. Russia is considered a highly inflationary economy for accounting purposes.

EURO

         We have successfully executed our plans to address the issues raised by the Euro currency conversion. These issues include, among others, the need to adapt computer and financial systems, business processes and equipment, such as vending machines, to accommodate Euro-denominated transactions and the impact of one common currency on cross-border pricing. We have experienced no business interruption as a result of the issuance and circulation of Euro-denominated bills and coins beginning January 1, 2002. Our financial systems and processes have been successfully converted to accommodate the Euro. Due to numerous uncertainties, we cannot reasonably estimate the long-term effects one common currency may have on pricing, costs and the resulting impact, if any, on the financial condition or results of operations.

CAUTIONARY STATEMENTS

         Except for the historical information and discussions contained herein, statements contained in this annual report on Form 10-K may constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and PBG's operating plans. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different. Among the events and uncertainties that could adversely affect future periods are lower-than-expected net pricing resulting from marketplace competition, material changes from expectations in the cost of raw materials and ingredients, an inability to achieve the expected timing for returns on cold drink equipment and related infrastructure expenditures, material changes in expected levels of marketing support payments from PepsiCo, an inability to meet projections for performance in newly acquired territories, and unfavorable interest rate and currency fluctuations.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

in millions

FISCAL YEARS ENDED DECEMBER 29, 2001, DECEMBER 30, 2000 AND DECEMBER 25, 1999
--------------------------------------------------------------------------------

                                                                                    ACCUMULATED
                                                           ADDITIONAL                  OTHER
                                                  COMMON     PAID-IN    RETAINED   COMPREHENSIVE  TREASURY             COMPREHENSIVE
                                                  STOCK      CAPITAL    EARNINGS        LOSS        STOCK      TOTAL   INCOME/(LOSS)
                                                  -----      -------    --------        ----        -----      -----   -------------
BALANCE AT DECEMBER 26, 1998....................    $--       $   --        $ --       $(238)     $    --     $(238)
   Comprehensive income:
      Net loss before IPO.......................     --           --          --          --           --        --        $(29)
      Net income after IPO......................     --           --         147          --           --       147         147
      Currency translation adjustment...........     --           --          --          (4)          --        (4)         (4)
      Minimum pension liability adjustment......     --           --          --          19           --        19          19
                                                                                                                           ----
   Total comprehensive income...................                                                                           $133
                                                                                                                           ====
   Initial public offering: 100 shares net of
      settlement of advances from PepsiCo.......      2        1,736          --          --           --     1,738
   Treasury stock transactions, net: 5 shares...     --           --          --          --          (90)      (90)
   Cash dividends declared on common stock......     --           --          (9)         --           --        (9)
                                                   ----       ------        ----       -----      -------    ------

BALANCE AT DECEMBER 25, 1999....................      2        1,736         138        (223)         (90)    1,563
   Comprehensive income:
      Net income................................     --           --         229          --           --       229        $229
      Currency translation adjustment...........     --           --          --         (31)          --       (31)        (31)
                                                                                                                           ----
   Total comprehensive income...................                                                                           $198
                                                                                                                           ====
   Treasury stock transactions, net: 5 shares...     --           --          --          --         (103)     (103)
   Cash dividends declared on common stock......     --           --         (12)         --           --       (12)
                                                   ----       ------        ----       -----      -------    ------

BALANCE AT DECEMBER 30, 2000....................      2        1,736         355        (254)        (193)    1,646
   Comprehensive income:
      Net income................................     --           --         305          --           --       305        $305
      Currency translation adjustment...........     --           --          --         (49)          --       (49)        (49)
        FAS 133 adjustment......................     --           --          --         (12)          --       (12)        (12)
        Minimum pension liability adjustment....     --           --          --         (55)          --       (55)        (55)
                                                                                                                           ----
   Total comprehensive income...................                                                                           $189
                                                                                                                           ====
   Stock split: (shares: 145 outstanding - 9
      treasury).................................      1           (1)         --          --           --        --
   Stock option exercises: 2 shares.............     --           (4)         --          --           22        18
   Tax benefit - stock option exercises.........     --            8          --          --           --         8
   Purchase of treasury stock: 12 shares........     --           --          --          --         (249)     (249)
   Cash dividends declared on common stock......     --           --         (11)         --           --       (11)
                                                   ----       ------        ----       -----      -------    ------

BALANCE AT DECEMBER 29, 2001....................    $ 3       $1,739        $649       $(370)     $  (420)   $1,601
                                                    ===       ======        ====       =====      =======    ======


         See accompanying notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular dollars in millions, except per share data
--------------------------------------------------------------------------------

NOTE 1--BASIS OF PRESENTATION

         The Pepsi Bottling Group, Inc. ("PBG") consists of bottling operations located in the United States, Canada, Spain, Greece and Russia. These bottling operations manufacture, sell and distribute Pepsi-Cola beverages including Pepsi-Cola, Diet Pepsi, Mountain Dew and other brands of carbonated soft drinks and ready-to-drink beverages. Approximately 90% of PBG's 2001 net revenues were derived from the sale of Pepsi-Cola beverages. References to PBG throughout these Consolidated Financial Statements are made using the first-person notations of "we," "our" and "us."

         Prior to our formation, we were an operating unit of PepsiCo, Inc. ("PepsiCo"). On March 31, 1999, we offered 100 million shares of PBG common stock for sale at $23 per share in an initial public offering generating $2.2 billion in net proceeds. These proceeds were used to fund acquisitions and repay obligations to PepsiCo.

         On November 27, 2001, our shareholders approved an amendment to our Certificate of Incorporation increasing the authorized shares of PBG common stock from 300 million to 900 million facilitating a two-for-one stock split of issued common stock. The stock split was effected in the form of a 100% stock dividend paid to our shareholders of record on November 27, 2001. As a result of the stock split, the accompanying Consolidated Financial Statements reflect an increase in the number of outstanding shares of common stock and shares of treasury stock and the transfer of the par value of these incremental shares from additional paid-in capital. All PBG share and per share data have been restated to reflect the split except for discussions of our capitalization.

         Subsequent to the offering and the stock split, PepsiCo owned and continues to own 106,011,358 shares of common stock, consisting of 105,911,358 shares of common stock and 100,000 shares of Class B common stock. PepsiCo's ownership at December 29, 2001, represents 37.7% of the outstanding common stock and 100% of the outstanding Class B common stock, together representing 42.8% of the voting power of all classes of our voting stock. PepsiCo also owns 7% of the equity of Bottling Group, LLC, our principal operating subsidiary, as of December 29, 2001.

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

         The accompanying Consolidated Financial Statements include information that has been presented on a "carve-out" basis for the period prior to our initial public offering. This information includes the historical results of operations and assets and liabilities directly related to PBG, and has been prepared from PepsiCo's historical accounting records. Certain estimates, assumptions and allocations were made in determining such financial statement information. Therefore, these Consolidated Financial Statements may not necessarily be indicative of the results of operations, financial position or cash flows that would have existed had we been a separate, independent company from the first day of fiscal year 1999.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         NEW ACCOUNTING STANDARDS During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 141, "Business Combinations," which requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001, and SFAS 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. Effective the first day of fiscal year

2002, we will no longer amortize goodwill and certain franchise rights, but will evaluate them for impairment annually. We have completed the initial impairment review required by SFAS 142 and have determined that our intangible assets are not impaired. The adoption of SFAS 142 will reduce our fiscal year 2002 amortization expense by approximately $128 million, or $0.31 per diluted share, based on the weighted-average number of diluted shares outstanding as of December 29, 2001.

     In addition, during 2001 the FASB also issued SFAS 143, "Accounting for Asset Retirement Obligations" and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS 144 superseded SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and Accounting Principles Board Opinion 30, "Reporting the Results of Operations - Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 143 is effective for fiscal year 2003 and SFAS 144 is effective for fiscal year 2002 and we do not anticipate that the adoption of these statements will have a material impact on our Consolidated Financial Statements.

         During 2000 and 2001, the Emerging Issues Task Force ("EITF") addressed various issues related to the income statement classification of certain promotional payments. In May 2000, the EITF reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives," addressing the recognition and income statement classification of various sales incentives. Among its requirements, the consensus will require the costs related to consumer coupons currently classified as marketing costs to be classified as a reduction of revenue. In January 2001, the EITF reached a consensus on Issue 00-22, "Accounting for `Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that certain volume-based cash rebates to customers currently recognized as marketing costs be classified as a reduction of revenue. In April 2001, the EITF reached a consensus on Issue 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF 00-25 addresses the income statement classification of consideration, other than that directly addressed in EITF 00-14, from a vendor to a reseller or another party that purchases the vendor's products. In November 2001, the EITF codified Issues 00-14, 00-22 and 00-25 as Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 00-22 was effective for the first quarter of 2001 and was not material to our Consolidated Financial Statements. The remainder of EITF 01-9 is effective for 2002 and we do not anticipate that the adoption will have a material impact on our Consolidated Financial Statements.

         Our Consolidated Financial Statements reflect the implementation of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, on the first day of fiscal year 2001. SFAS 133, which was issued in 1998, establishes accounting and reporting standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts, which are collectively referred to as derivatives. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value.

         BASIS OF CONSOLIDATION The accounts of all of our wholly and majority-owned subsidiaries are included in the accompanying Consolidated Financial Statements. We have eliminated intercompany accounts and transactions in consolidation.

         FISCAL YEAR Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal years 2001 and 1999 consisted of 52 weeks while fiscal year 2000 consisted of 53 weeks.

         REVENUE RECOGNITION We recognize revenue when our products are delivered to customers. Sales terms do not allow a right of return unless product freshness dating has expired. Reserves for returned product were $4 million, $3 million and $2 million at fiscal years ended 2001, 2000 and 1999, respectively.

         ADVERTISING AND MARKETING COSTS We are involved in a variety of programs to promote our products. We include advertising and marketing costs in selling, delivery and administrative expenses and expense such costs in the year incurred. Advertising and marketing costs were $389 million, $350 million and $342 million in 2001, 2000 and 1999, respectively.

         BOTTLER INCENTIVES PepsiCo and other brand owners, at their sole discretion, provide us with various forms of marketing support. This marketing support is intended to cover a variety of programs and initiatives, including direct marketplace support, capital equipment funding and shared media, and advertising support. Based on the objective of the programs and initiatives, we record marketing support as an adjustment to net revenues or as a reduction of selling, delivery and administrative expenses. Direct marketplace support is primarily funding by PepsiCo and other brand owners of sales discounts and similar programs and is recorded as an adjustment to net revenues. Capital equipment funding is designed to support the purchase and placement of marketing equipment and is recorded as a reduction of selling, delivery and administrative expenses. Shared media and advertising support is recorded as a reduction to advertising and marketing expense within selling, delivery and administrative expenses. There are no conditions or other requirements that could result in a repayment of marketing support received.

         The total bottler incentives we received from PepsiCo and other brand owners were $598 million, $566 million and $563 million for 2001, 2000 and 1999, respectively. Of these amounts, we recorded $293 million, $277 million and $263 million for 2001, 2000 and 1999, respectively, in net revenues, and the remainder as a reduction of selling, delivery and administrative expenses. The amount of our bottler incentives received from PepsiCo was more than 90% of our bottler incentives in each of the three years, with the balance received from the other brand owners.

         SHIPPING AND HANDLING COSTS We record shipping and handling costs within selling, delivery and administrative expenses. Such costs totaled $947 million, $925 million and $915 million in 2001, 2000 and 1999, respectively.

         FOREIGN CURRENCY GAINS AND LOSSES We translate the balance sheets of our foreign subsidiaries that do not operate in highly inflationary economies at the exchange rates in effect at the balance sheet date, while we translate the statements of operations at the average rates of exchange during the year. The resulting translation adjustments of our foreign subsidiaries are recorded directly to accumulated other comprehensive loss. Foreign currency gains and losses reflect translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries and transaction gains and losses. Russia is considered a highly inflationary economy for accounting purposes.

         INCOME TAXES Our effective tax rate and the tax bases of our assets and liabilities reflect our best estimate of the ultimate outcome of our tax audits. Valuation allowances are established where expected future taxable income does not support the recognition of the related deferred tax asset.

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

         ALLOWANCE FOR DOUBTFUL ACCOUNTS We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivable portfolio. Our reserve contemplates our historical loss rate on receivables and the economic environment in which we operate.

         INVENTORIES We value our inventories at the lower of cost computed on the first-in, first-out method or net realizable value.

         PROPERTY, PLANT AND EQUIPMENT We state property, plant and equipment ("PP&E") at cost, except for PP&E that has been impaired, for which we write down the carrying amount to estimated fair-market value, which then becomes the new cost basis.

         INTANGIBLE ASSETS Identifiable intangible assets arise principally from the allocation of the purchase price of businesses acquired, and consist primarily of territorial franchise rights. Our franchise rights are typically perpetual in duration, subject to compliance with the underlying franchise agreement. We assign amounts to such identifiable intangibles based on their estimated fair value at the date of acquisition. Goodwill represents the residual purchase price after allocation to all identifiable net assets. Identifiable intangible assets are evaluated at the date of acquisition and amortized on a straight-line basis over their estimated useful lives, which in most cases is from 20-40 years the maximum period permitted by GAAP.

         RECOVERABILITY OF LONG-LIVED ASSETS We review all long-lived assets, including intangible assets, when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, we write down an impaired asset to its estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows, which are discounted based on our weighted-average cost of capital. Accordingly, actual results could vary significantly from such estimates.

         MINORITY INTEREST PBG and PepsiCo contributed bottling businesses and assets used in the bottling businesses to Bottling Group, LLC, our principal operating subsidiary, in connection with the formation of Bottling Group, LLC. As a result of the contribution of these assets, PBG owns 93% of Bottling Group, LLC and PepsiCo owns the remaining 7%. Accordingly, the Consolidated Financial Statements reflect PepsiCo's share of consolidated net income of Bottling Group, LLC as minority interest in our Consolidated Statements of Operations, and PepsiCo's share of consolidated net assets of Bottling Group, LLC as minority interest in our Consolidated Balance Sheets.

         TREASURY STOCK We record the repurchase of shares of our common stock at cost and classify these shares as treasury stock within shareholders' equity. Repurchased shares are included in our authorized and issued shares but not included in our shares outstanding. We record shares reissued using an average cost. Since our initial public offering, shares issued and outstanding reflect the effect of our share repurchase program, which began in October 1999. In the second quarter of 2001, the Board of Directors authorized the repurchase of 10 million shares of common stock, increasing the cumulative amount of shares that can be repurchased to 25 million shares. As a result of our stock split in November of 2001, the amount of shares authorized by the

Board of Directors to be repurchased now totals 50 million shares. Share repurchases were approximately 12 million in 2001 for $249 million and approximately 9 million in 2000 for $103 million. We have repurchased approximately 31 million shares since the inception of our program and have reissued approximately 2 million for stock option exercises.

         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT We use derivative instruments to hedge against the risk of adverse movements in the price of certain commodities and fuel used in our operations. Our use of derivative instruments is limited to interest rate swaps, forward contracts, futures and options on futures contracts. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.

         All derivative instruments are recorded at fair value as either assets or liabilities in our Consolidated Balance Sheets. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability ("fair value hedge") or a hedge of a forecasted transaction ("cash flow hedge"). For a fair value hedge, both the effective and ineffective portions of the change in fair value of the derivative instrument, along with an adjustment to the carrying amount of the hedged item for fair value changes attributable to the hedged risk, are recognized in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument that are highly effective are deferred in accumulated other comprehensive loss until the underlying hedged item is recognized in earnings. The ineffective portion of fair value changes on qualifying hedges is recognized in earnings immediately and is recorded consistent with the expense classification of the underlying hedged item. If a fair value or cash flow hedge were to cease to qualify for hedge accounting or be terminated, it would continue to be carried on the balance sheet at fair value until settled but hedge accounting would be discontinued prospectively. If a forecasted transaction were no longer probable of occurring, amounts previously deferred in accumulated other comprehensive loss would be recognized immediately in earnings.

         On occasion, we may enter into a derivative instrument for which hedge accounting is not required because it is entered into to offset changes in the fair value of an underlying transaction recognized in earnings ("natural hedge"). These instruments are reflected in the Consolidated Balance Sheets at fair value with changes in fair value recognized in earnings.

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

         COMMITMENTS AND CONTINGENCIES We are subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Liabilities related to commitments and contingencies are recognized when a loss is probable and reasonably estimable.

         RECLASSIFICATIONS Certain reclassifications were made in our Consolidated Financial Statements to 2000 and 1999 amounts to conform with the 2001 presentation.

NOTE 3--COMPARABILITY OF RESULTS

Stock Split

         On November 27, 2001, our shareholders approved an amendment to our Certificate of Incorporation increasing the authorized shares of PBG common stock from 300 million to 900 million facilitating a two-for-one stock split of issued common stock. The stock split was effected in the form of a 100% stock dividend paid to our shareholders of record on November 27, 2001. As a result of the stock split, the accompanying Consolidated Financial Statements reflect an increase in the number of outstanding shares of common stock and shares of treasury stock and the transfer of the par value of these incremental shares from additional paid-in capital. All PBG share and per share data have been restated to reflect the split except for discussions of our capitalization.

Asset Lives

         At the beginning of fiscal year 2000, we changed the estimated useful lives of certain categories of assets primarily to reflect the success of our preventive maintenance programs in extending the useful lives of these assets.

The changes, which are detailed in the table below, lowered total depreciation cost by approximately $69 million, or $0.13 per diluted share in 2000. In 2001, we are utilizing the same asset lives as in 2000.

                                                                          Estimated Useful Lives
                                                                          ----------------------
                                                                                 (in years)
                                                                                 ----------
                                                                                2000          1999
                                                                                ----          ----
     Manufacturing equipment.........................................            15            10
     Heavy fleet.....................................................            10             8
     Fountain dispensing equipment...................................             7             5
     Small specialty coolers and specialty marketing equipment.......             3        5 to 7

Fiscal Year

         Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal years 2001 and 1999 consisted of 52 weeks while fiscal year 2000 consisted of 53 weeks. The extra week in 2000 contributed approximately $0.02 of additional diluted earnings per share to our 2000 operating results.

Initial Public Offering

         For the period prior to our initial public offering, we prepared our Consolidated Financial Statements as a "carve-out" from the financial statements of PepsiCo using the historical results of operations and assets and liabilities of our business. Certain costs reflected in the Consolidated Financial Statements may not necessarily be indicative of the costs that we would have incurred had we operated as an independent, stand-alone entity from the first day of fiscal year 1999. These costs include an allocation of PepsiCo's corporate overhead and interest expense, and income taxes:

         - We included overhead related to PepsiCo's corporate administrative functions based on a specific identification of PepsiCo's administrative costs relating to the bottling operations and, to the extent that such identification was not practicable, based upon the percentage of our revenues to PepsiCo's consolidated net revenues. These costs are included in selling, delivery and administrative expenses in our Consolidated Statements of Operations.

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

         The amounts of the historical allocations described above are as follows:

                                                                                       1999
                                                                                      -----
     Corporate overhead expense.................................................      $  3
     Interest expense...........................................................      $ 28
     PepsiCo's weighted-average interest rate...................................       5.8%

         In addition, our historical capital structure is not representative of our current structure due to our initial public offering. In 1999, immediately preceding the offering, we had 55 million shares of common stock outstanding. In connection with the offering, we sold 100 million shares to the public.

NOTE 4--UNUSUAL IMPAIRMENT AND OTHER CHARGES AND CREDITS

Our operating results were affected by the following unusual charges and credits:

                                                                                       1999
                                                                                      -----
     Non-cash compensation charge...............................................      $ 45
     Vacation policy change.....................................................       (53)
     Asset impairment and restructuring charges.................................        (8)
                                                                                      ----
                                                                                      $(16)
                                                                                      ====
     After minority interest and income taxes...................................      $ (9)
                                                                                      ====

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

-        Asset Impairment and Restructuring Charges

         In the fourth quarter of 1999, $8 million of the remaining restructuring reserve recorded in 1998, relating to an asset impairment and restructuring in our Russian operations, was reversed into income. The reversal was necessitated as actual costs incurred to renegotiate manufacturing and leasing contracts in Russia and to reduce the number of employees were less than the amounts originally estimated.

NOTE 5--INVENTORIES

                                                                                                  2001        2000
                                                                                                 -----       -----
Raw materials and supplies.................................................................      $ 117       $ 107
Finished goods.............................................................................        214         174
                                                                                                 -----       -----
                                                                                                 $ 331       $ 281
                                                                                                 =====       =====

NOTE 6--PROPERTY, PLANT AND EQUIPMENT, NET


                                                                                                  2001        2000
                                                                                               -------     -------
Land.......................................................................................    $   145     $   145
Buildings and improvements.................................................................        925         903
Manufacturing and distribution equipment...................................................      2,308       2,169
Marketing equipment........................................................................      1,846       1,745
Other......................................................................................        121         106
                                                                                               -------     -------
                                                                                                 5,345       5,068
Accumulated depreciation...................................................................     (2,802)     (2,710)
                                                                                               -------     -------
                                                                                               $ 2,543     $ 2,358
                                                                                               =======     =======

         We calculate depreciation on a straight-line basis over the estimated lives of the assets as follows:

           Buildings and improvements................................   20-33 years
           Manufacturing equipment...................................   15 years
           Distribution equipment....................................   5-10 years
           Marketing equipment.......................................   3-7 years


NOTE 7--INTANGIBLE ASSETS, NET

                                                                                                  2001        2000
                                                                                               -------     -------
Franchise rights and other identifiable intangibles........................................    $ 3,636     $ 3,557
Goodwill...................................................................................      1,574       1,591
                                                                                               -------     -------
                                                                                                 5,210       5,148
Accumulated amortization...................................................................     (1,526)     (1,454)
                                                                                               -------     -------
                                                                                               $ 3,684     $ 3,694
                                                                                               =======     =======

NOTE 8--ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

                                                                                                   2001        2000
                                                                                                 ------        ----
Accounts
payable....................................................................................      $  362        $344
Trade incentives...........................................................................         205         206
Accrued compensation and benefits..........................................................         141         147
Accrued interest...........................................................................          71          71
Accounts payable to PepsiCo................................................................          17          --
Other current liabilities..................................................................         208         173
                                                                                                 ------        ----
                                                                                                 $1,004        $941
                                                                                                 ======        ====

NOTE 9--SHORT-TERM BORROWINGS AND LONG-TERM DEBT

                                                                                                   2001        2000
                                                                                                   ----        ----
Short-term borrowings

   Current maturities of long-term debt....................................................        $  3        $  1
   Other short-term borrowings.............................................................          74          25
                                                                                                   ----        ----
                                                                                                   $ 77        $ 26
                                                                                                   ====        ====

Long-term debt
   5 5/8% senior notes due 2009............................................................      $1,300      $1,300
   5 3/8% senior notes due 2004............................................................       1,000       1,000
   7% senior notes due 2029................................................................       1,000       1,000

   Other...................................................................................          18           6
                                                                                                 ------      ------
                                                                                                  3,318       3,306
   Less: Unamortized discount..............................................................          30          34
         Current maturities of long-term debt..............................................           3           1
                                                                                                 ------      ------
                                                                                                 $3,285      $3,271
                                                                                                 ======      ======

         Maturities of long-term debt as of December 29, 2001 are 2002: $3 million, 2003: $3 million, 2004: $1,008 million, 2005: $0, 2006: $0 and thereafter, $2,304 million.

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

         We allocated $3.3 billion of PepsiCo's long-term debt in our financial statements prior to issuing the senior notes referred to above. Our interest expense includes the related allocated interest expense of $28 million in 1999, and is based on PepsiCo's weighted-average interest rate of 5.8% in 1999.

         We also have a $500 million commercial paper program that is supported by a credit facility. The credit facility consists of two $250 million components, one of which expires in May 2002 and the other of which expires in April 2004. There were no borrowings outstanding under this program at December 29, 2001 or December 30, 2000.

         We have available short-term bank credit lines of approximately $177 million and $135 million at December 29, 2001 and December 30, 2000, respectively. These lines are used to support the general operating needs of our businesses outside the United States. The weighted-average interest rate for these lines of credit outstanding at December 29, 2001 and December 30, 2000 was 4.3% and 8.9%, respectively.

         Amounts paid to third parties for interest were $191 million, $202 million and $108 million in 2001, 2000 and 1999, respectively. In 1999, allocated interest expense was deemed to have been paid to PepsiCo, in cash, in the period in which the cost was incurred.

NOTE 10--LEASES

         We have noncancellable commitments under both capital and long-term operating leases. Capital and operating lease commitments expire at various dates through 2021. Most leases require payment of related executory costs, which include property taxes, maintenance and insurance.

         Our future minimum commitments under noncancellable leases are set forth below:

                                                                                           COMMITMENTS
                                                                                       ---------------------
                                                                                       CAPITAL     OPERATING
                                                                                       -------     ---------
     2002........................................................................        $--          $ 22
     2003........................................................................         --            20
     2004........................................................................         --            17
     2005........................................................................         --            16
     2006........................................................................         --            14
     Later years.................................................................          3            82
                                                                                         ---          ----
                                                                                         $ 3          $171
                                                                                         ===          ====

         At December 29, 2001, the present value of minimum payments under capital leases was $1 million, after deducting $2 million for imputed interest. Our rental expense was $40 million, $42 million and $55 million for 2001, 2000 and 1999, respectively.

NOTE 11--FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

         These Consolidated Financial Statements reflect the implementation of SFAS 133, as amended by SFAS 138, on the first day of fiscal year 2001. In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts, which are collectively referred to as derivatives. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. In June 2000, the FASB issued SFAS 138, amending the accounting and reporting standards of SFAS 133. Prior to the adoption of SFAS 133, there were no deferred gains or losses from our hedging activities recorded in our Consolidated Financial Statements. The adoption of these statements resulted in the recording of a deferred gain in our Consolidated Balance Sheets, which was recorded as an increase to current assets of $4 million and a reduction of other comprehensive loss of $4 million. Furthermore, the adoption had no impact on our Consolidated Statement of Operations.

         As of December 29, 2001, our use of derivative instruments is limited to an interest rate swap, forward contracts, futures and options on futures contracts. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.

         CASH FLOW HEDGE We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use futures contracts and options on futures in the normal course of business to hedge the risk of adverse movements in commodity prices related to anticipated purchases of aluminum and fuel used in our operations. These contracts, which generally range from 1 to 12 months in duration, establish our commodity purchase prices within defined ranges in an attempt to limit our purchase price risk resulting from adverse commodity price movements and are designated as and qualify for cash flow hedge accounting treatment.

         In 2001, the amount of deferred losses from our commodity hedging that we recognized into income was $4 million. At December 29, 2001 a $19 million deferred loss remained in accumulated other comprehensive loss in our Consolidated Balance Sheets resulting from our commodity hedges. We anticipate that this loss, which is $12 million on an after-tax basis, will be recognized in cost of sales in our Consolidated Statements of Operations over the next 12 months. The ineffective portion of the change in fair value of these contracts was not material to our results of operations in 2001.

         FAIR VALUE HEDGES We finance a portion of our operations through fixed-rate debt instruments. At December 29, 2001 our debt instruments primarily consisted of $3.3 billion of fixed-rate long-term senior notes, 3% of which we converted to floating rate debt through the use of an interest rate swap with the objective of reducing our overall borrowing costs. This interest rate swap, which expires in 2004, is designated as and qualifies for fair value hedge accounting and is 100% effective in eliminating the interest rate risk inherent in our long-term debt as the notional amount, interest payment, and maturity date of the swap matches the notional amount, interest payment and matu-rity date of the related debt. Accordingly, any market risk or opportunity associated with this swap is fully offset by the opposite market impact on the related debt. The change in fair value of the interest rate swap was a gain of $7 million in 2001. The fair value change was recorded in interest expense, net in our Consolidated Statements of Operations and in prepaid expenses and other current assets in our Consolidated Balance Sheets. An offsetting adjustment was recorded in interest expense, net in our Consolidated Statements of Operations and in long-term debt in our Consolidated Balance Sheets representing the change in fair value in long-term debt.

         EQUITY DERIVATIVES We use equity derivative contracts with financial institutions to hedge a portion of our deferred compensation liability, which is based on our stock price. These prepaid forward contracts for the purchase of PBG common stock are accounted for as natural hedges. The earnings impact from these hedges is classified as selling, delivery and administrative expenses consistent with the expense classification of the underlying hedged item.

         FAIR VALUE Financial assets with carrying values approximating fair value include cash and cash equivalents and accounts receivable. Financial liabilities with carrying values approximating fair value include accounts payable and other accrued liabilities and short-term debt. The carrying value of these financial assets and liabilities approximates fair value due to the short maturity of our financial assets and liabilities, and since interest rates approximate fair value for short-term debt.

         Long-term debt at December 29, 2001 had a carrying value and fair value of $3.3 billion and $3.4 billion, respectively, and at December 30, 2000 had a carrying value and fair value of $3.3 billion and $3.2 billion, respectively.

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

                                                                                       PENSION
                                                                            ----------------------------
Components of net periodic benefit costs:                                   2001        2000        1999
-----------------------------------------                                   ----        ----        ----
   Service cost....................................................         $ 28        $ 27        $ 30
   Interest cost...................................................           50          49          42
   Expected return on plan assets..................................          (60)        (56)        (49)
   Amortization of net loss........................................           --          --           4
   Amortization of prior service amendments........................            4           5           5
                                                                            ----        ----        ----
   Net periodic benefit costs......................................         $ 22        $ 25        $ 32
                                                                            ====        ====        ====

                                                                                    POSTRETIREMENT
                                                                            ----------------------------
Components of net periodic benefit costs:                                   2001        2000        1999
-----------------------------------------                                   ----        ----        ----
   Service cost....................................................         $  3       $   3         $ 4
   Interest cost...................................................           16          14          12
   Amortization of net loss........................................            1           1          --
   Amortization of prior service amendments........................           (6)         (6)         (5)
                                                                           -----       -----        ----
   Net periodic benefit costs......................................         $ 14       $  12        $ 11
                                                                           =====       =====        ====

         We amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits.

                                                                                PENSION           POSTRETIREMENT
                                                                          -----------------      -----------------
Changes in the benefit obligation:                                         2001        2000       2001        2000
----------------------------------                                         ----        ----      -----        ----
   Obligation at beginning of year..................................      $ 664       $ 647      $ 212       $ 206
   Service cost.....................................................         28          27          3           3
   Interest cost....................................................         50          49         16          14
   Plan amendments..................................................         10           4         --         (10)
   Actuarial loss/(gain)............................................         48         (19)        14          11
   Benefit payments.................................................        (40)        (40)       (17)        (12)
   Acquisitions and other...........................................         --          (4)        --          --
                                                                          -----       -----      -----       -----
   Obligation at end of year........................................      $ 760       $ 664      $ 228       $ 212
                                                                          =====       =====      =====       =====

                                                                                PENSION           POSTRETIREMENT
                                                                          -----------------      -----------------
Changes in the fair value of assets:                                       2001        2000       2001        2000
------------------------------------                                       ----        ----      -----        ----
   Fair value at beginning of year..................................      $ 665       $ 597      $  --        $ --
   Actual (loss)/gain on plan assets................................       (117)         96         --          --
   Employer contributions...........................................         70          16         17          12
   Benefit payments.................................................        (40)        (40)       (17)        (12)
   Acquisitions and other...........................................         --          (4)        --          --
                                                                          -----       -----      -----        ----
   Fair value at end of year........................................      $ 578       $ 665      $  --        $ --
                                                                          =====       =====      =====        ====

         Selected information for the plans with accumulated benefit obligations in excess of plan assets:

                                                                               PENSION              POSTRETIREMENT
                                                                          -----------------        ----------------
                                                                           2001        2000        2001        2000
                                                                           ----        ----        ----        ----
Projected benefit obligation........................................      $ 760        $ 31         $228        $212
Accumulated benefit obligation......................................        690          14          228         212
Fair value of plan assets...........................................        604          --           --          --

         Funded status recognized on the Consolidated Balance Sheets:

                                                                              PENSION              POSTRETIREMENT
                                                                          -----------------       ----------------
                                                                           2001        2000       2001        2000
                                                                           ----        ----       ----        ----
Funded status at end of year........................................      $(182)       $  1       $(228)      $(212)
Unrecognized prior service cost.....................................         36          31         (16)        (21)
Unrecognized loss/(gain)............................................        153         (73)         57          45
Unrecognized transition asset.......................................         (1)         (1)         --          --
Fourth quarter employer contributions...............................         26          10           5           7
                                                                          -----        -----      -----       -----
Net amounts recognized..............................................      $  32        $(32)      $(182)      $(181)
                                                                          =====        ====       =====       =====

         Net amounts recognized in the Consolidated Balance Sheets:

                                                                              PENSION              POSTRETIREMENT
                                                                          -----------------       ----------------
                                                                           2001        2000       2001        2000
                                                                           ----        ----       ----        ----
Prepaid expenses....................................................      $  --        $ 31       $  --       $  --
Other liabilities...................................................       (101)        (63)       (182)       (181)
Intangible assets, net..............................................         37          --          --          --
Accumulated other comprehensive loss................................         96          --          --          --
                                                                          -----        ----       -----       -----
Net amounts recognized..............................................      $  32        $(32)      $(182)      $(181)
                                                                          =====        ====       =====       =====

         At December 29, 2001, the accumulated benefit obligation of certain PBG pension plans exceeded the fair market value of the plan assets resulting in the recognition of an additional unfunded liability as a minimum balance sheet liability. As a result of this additional liability, an intangible asset of $37 million and an increase to accumulated other comprehensive loss of $96 million was recognized. The adjustment to accumulated other comprehensive loss is reflected after minority interest and taxes in our Consolidated Statements of Changes in Shareholders' Equity.

         The weighted-average assumptions used to compute the above information are set forth below:

                                                                                                 PENSION
                                                                                        ---------------------------
                                                                                        2001       2000        1999
                                                                                        ----       ----        ----
Discount rate for benefit obligation...........................................         7.5%       7.8%        7.8%
Expected return on plan assets.................................................        10.0%      10.0%       10.0%
Rate of compensation increase..................................................         4.3%       4.6%        4.3%

                                                                                              POSTRETIREMENT
                                                                                        ---------------------------
                                                                                        2001       2000        1999
                                                                                        ----       ----        ----

Discount rate for benefit obligation...........................................         7.5%       7.8%        7.8%

COMPONENTS OF PENSION ASSETS

         The pension plan assets are principally invested in stocks and bonds. None of the assets are invested directly into PBG stock.

HEALTH CARE COST TREND RATES

         We have assumed an average increase of 8.0% in 2002 in the cost of postretirement medical benefits for employees who retired before cost sharing was introduced. This average increase is then projected to decline gradually to 4.5% in 2009 and thereafter.

         Assumed health care cost trend rates have an impact on the amounts reported for postretirement medical plans. A one-percentage point change in assumed health care costs would have the following effects:

                                                                                                  1%           1%
                                                                                               INCREASE     DECREASE
Effect on total fiscal year 2001 service and interest cost components......................        $-          $-
Effect on the fiscal year 2001 accumulated postretirement benefit obligation...............         7          (6)

OTHER EMPLOYEE BENEFIT PLANS

         We made several changes to our employee benefit plans that took effect in fiscal year 2000. The changes were made to our vacation policy, pension and retiree medical plans and included some benefit enhancements as well as cost containment provisions. These changes did not have a significant impact on our financial results in 2001 or 2000.

         In 1999, our Board of Directors approved a matching company contribution to our 401(k) plan that began in 2000. The match is dependent upon the employee's contribution and years of service. The matching company contribution was approximately $17 million and $15 million in 2001 and 2000, respectively.

         In the fourth quarter of 1999 we recognized a $16 million compensation charge related to full-year 1999 performance. This expense was one-time in nature and was for the benefit of our management employees, reflecting our successful operating results as well as providing certain incentive-related features.

NOTE 13--EMPLOYEE STOCK OPTION PLANS

         Under our long-term incentive plan, stock options are issued to middle and senior management employees and vary according to salary and level within PBG. Except as noted below, options granted in 2001 and 2000 had exercise prices ranging from $18.88 per share to $22.50 per share, and $9.38 per share to $15.88 per share, respectively, expire in 10 years and become exercisable 25% after the first year, 25% after the second year and the remainder after the third year. Options granted in 1999 had exercise prices ranging from $9.63 per share to $11.50 per share and, with the exception of our chairman's options, are exercisable after three years and expire in 10 years. Our chairman's 1999 options are exercisable ratably over the three years following our initial public offering date.

         In 2001, two additional option grants were made to certain senior management employees. One grant had an exercise price of $19.50 per share, expires in 10 years and became exercisable on the grant date. The other grant had an exercise price of $22.50 per share, expires in 10 years and becomes exercisable in 5 years.

         In conjunction with our initial public offering, we issued a one-time founders' grant of options to all full-time non-management employees in 1999 to purchase 200 shares of PBG stock. These options have an exercise price equal to the initial public offering price of $11.50 per share, are exercisable after three years and expire in 10 years.

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

         The following table summarizes option activity during 2001:

                                                                                 WEIGHTED-
                                                                                 AVERAGE
                                                                                 EXERCISE
Options in millions                                                     OPTIONS   PRICE
                                                                        -------  --------
Outstanding at beginning of year......................................    33.2   $  10.75
   Granted............................................................    10.2      20.47
   Exercised..........................................................    (1.8)     10.84
   Forfeited..........................................................    (1.9)     12.01
                                                                         -----   --------
Outstanding at end of year............................................    39.7   $  13.20
                                                                         =====   ========
Exercisable at end of year............................................     6.6   $  13.38
                                                                         =====   ========
Weighted-average fair value of options granted during the year........           $   8.55
                                                                                 ========

         The following table summarizes option activity during 2000:

                                                                                  WEIGHTED-
                                                                                  AVERAGE
                                                                                  EXERCISE
Options in millions                                                     OPTIONS    PRICE
                                                                        -------     -----
Outstanding at beginning of year......................................    22.4     $11.49
   Granted............................................................    13.2       9.57
   Exercised..........................................................    (0.2)     10.53
   Forfeited..........................................................    (2.2)     11.20
                                                                        ------     ------
Outstanding at end of year............................................    33.2     $10.75
                                                                        ======     ======
Exercisable at end of year............................................     1.8     $11.11
                                                                        ======     ======
Weighted-average fair value of options granted during the year........             $ 4.68
                                                                                   ======

         The following table summarizes option activity during 1999:

                                                                                  WEIGHTED
                                                                                  -AVERAGE
                                                                                  EXERCISE
Options in millions                                                     OPTIONS     PRICE
                                                                        -------     -----
Outstanding at beginning of year......................................      --     $   --
   Granted............................................................    24.2      11.49
   Exercised..........................................................      --         --
   Forfeited..........................................................    (1.8)     11.50
                                                                        ------     ------
Outstanding at end of year............................................    22.4     $11.49
                                                                        ======     ======
Exercisable at end of year............................................      --     $   --
                                                                        ======     ======
Weighted-average fair value of options granted during the year........             $ 5.15
                                                                                   ======

         Stock options outstanding and exercisable at December 29, 2001:

                                     OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                     -------------------                -------------------
                                      WEIGHTED-AVERAGE                               WEIGHTED-
                                          REMAINING                                   AVERAGE
Options in millions                      CONTRACTUAL   WEIGHTED-AVERAG               EXERCISE
RANGE OF EXERCISE PRICE       OPTIONS   LIFE IN YEARS  EXERCISE PRICE     OPTIONS      PRICE
-----------------------       -------   -------------  --------------    --------    -------
$9.38-$11.49.............        10.4           7.99          $ 9.38          2.2     $ 9.40
$11.50-$15.88............        19.5           7.02          $11.55          2.3     $11.57
$15.89-$22.50............         9.8           9.00          $20.47          2.1     $19.59
                                 ----           ----          ------          ---     ------
                                 39.7           7.77          $13.20          6.6     $13.38
                                 ====           ====          ======          ===     ======

         We adopted the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation," but continue to measure stock-based compensation cost in accordance with the Accounting Principles Board Opinion 25 and its related interpretations. If we had measured compensation cost for the stock options granted to our employees under the fair value based method prescribed by SFAS 123, net income would have been changed to the pro forma amounts set forth below:

                                                                                  2001        2000        1999
                                                                                  ----        ----        ----
Net Income
   Reported.................................................................     $ 305       $ 229       $ 118
   Pro forma................................................................       269         204         102
Diluted Earnings per Share
   Reported.................................................................     $1.03       $0.77       $0.46
   Pro forma................................................................      0.91        0.69        0.39

         The fair value of PBG stock options used to compute pro forma net income disclosures was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                                                        2001       2000       1999
                                                                                        ----       ----       ----
Risk-free interest rate.........................................................        4.6%       6.7%        5.8%
Expected life...................................................................     6 years    7 years     7 years
Expected volatility.............................................................         35%        35%         30%
Expected dividend yield.........................................................       0.20%      0.43%       0.35%

NOTE 14--INCOME TAXES

         The details of our income tax provision are set forth below:

                                                                                       2001       2000        1999
                                                                                       ----      -----        ----
Current:   Federal............................................................         $ 93       $107        $ 79
           Foreign..............................................................          5          1          (1)
           State................................................................         15         27          19
                                                                                       ----      -----        ----
                                                                                        113        135          97
                                                                                       ----      -----        ----
Deferred:  Federal.............................................................          43          7         (17)
           Foreign..............................................................         (1)        --          --
           State................................................................          6         (7)        (10)
                                                                                       ----      -----        ----
                                                                                         48         --         (27)
                                                                                       ----      -----        ----
                                                                                        161        135          70
           Rate change benefit..................................................        (25)       --           --
                                                                                       ----      -----        ----
                                                                                       $136       $135        $ 70
                                                                                       ====      =====        ====

         Our 2001 income tax provision includes a nonrecurring reduction in income tax expense of $25 million due to enacted tax rate changes in Canada during the year.

         Our U.S. and foreign income before income taxes is set forth below:

                                                                                       2001       2000        1999
                                                                                       ----       ----        ----
   U.S..........................................................................       $375       $318        $188
   Foreign......................................................................         66         46          --
                                                                                       ----       ----        ----
                                                                                       $441       $364        $188
                                                                                       ====       ====        ====

         Our reconciliation of income taxes calculated at the U.S. federal statutory rate to our provision for income taxes is set forth below:

                                                                                     2001         2000         1999
                                                                                     ----         ----         ----
Income taxes computed at the U.S. federal statutory rate.....................        35.0%        35.0%        35.0%
State income tax, net of federal tax benefit.................................         3.1          3.2          3.2
Impact of foreign results....................................................        (9.0)        (7.5)        (9.1)
Goodwill and other nondeductible expenses....................................         3.9          5.1          7.8
Unusual impairment and other charges and credits.............................          --           --         (0.6)
Other, net...................................................................         3.5          1.2          1.1
                                                                                     ----         ----         ----
                                                                                     36.5         37.0         37.4
Rate change benefit..........................................................        (5.7)          --           --
                                                                                     ----         ----         ----
Total effective income tax rate..............................................        30.8%        37.0%        37.4%
                                                                                     ====         ====         ====

         The details of our 2001 and 2000 deferred tax liabilities (assets) are set forth below:

                                                                                                  2001        2000
                                                                                                -------     -------
Intangible assets and property, plant and equipment........................................     $ 1,094     $ 1,098
Other......................................................................................         109          96
                                                                                                -------     -------
Gross deferred tax liabilities.............................................................       1,203       1,194
                                                                                                -------     -------

Net operating loss carryforwards...........................................................        (121)       (139)
Employee benefit obligations...............................................................        (141)       (112)
Bad debts..................................................................................         (13)        (15)
Various liabilities and other..............................................................         (72)        (70)
                                                                                                -------     -------
Gross deferred tax assets..................................................................        (347)       (336)
Deferred tax asset valuation allowance.....................................................         122         148
                                                                                                -------     -------
Net deferred tax assets....................................................................        (225)       (188)
                                                                                                -------     -------

Net deferred tax liability.................................................................     $   978     $ 1,006
                                                                                                =======     =======

Included in:
Prepaid expenses and other current assets..................................................     $   (43)    $   (66)
Deferred income taxes......................................................................       1,021       1,072
                                                                                                -------     -------
                                                                                                $   978     $ 1,006
                                                                                                =======     =======

         We have net operating loss carryforwards totaling $370 million at December 29, 2001, which are available to reduce future taxes in the U.S., Spain, Greece and Russia. Of these carryforwards, $2 million expire in 2002 and $368 million expire at various times between 2003 and 2021. We have established a full valuation allowance for the net operating loss carryforwards attributable to Spain, Greece and Russia based upon our projection that it is more likely than not that these losses will not be realized. In addition, at December 29, 2001 we have a tax credit carryforward in the U.S. of $7 million with an indefinite carryforward period.

         Our valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, have decreased by $26 million, in 2001 and increased $1 million in 2000.

         Deferred taxes are not recognized for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration. Determination of the amount of unrecognized deferred taxes related to these investments is not practicable.

         Income taxes receivable were $15 million and $12 million at December 29, 2001 and December 30, 2000, respectively. Such amounts are recorded within prepaid expenses and other current assets in our Consolidated Balance Sheets. Amounts paid to taxing authorities for income taxes were $101 million, $147 million and $111 million in 2001, 2000 and 1999, respectively.

NOTE 15--GEOGRAPHIC DATA

         We operate in one industry, carbonated soft drinks and other ready-to-drink beverages. We conduct business in 41 states and the District of Columbia in the United States. Outside the U.S., we conduct business in eight Canadian provinces, Spain, Greece and Russia.

                                                                                        NET REVENUES
                                                                            ----------------------------------
                                                                             2001          2000          1999
                                                                             ----          ----          ----
     U.S...........................................................         $7,197        $6,830        $6,352
     Other countries...............................................          1,246         1,152         1,153
                                                                            ------        ------        ------
                                                                            $8,443        $7,982        $7,505
                                                                            ======        ======        ======


                                                                                       LONG-LIVED ASSETS
                                                                            ---------------------------------
                                                                             2001          2000         1999
                                                                             ----          ----         ----
     U.S...........................................................        $5,395        $5,192        $5,139

     Other countries...............................................            914           960           987
                                                                            ------        ------        ------
                                                                            $6,309        $6,152        $6,126
                                                                            ======        ======        ======

NOTE 16--RELATIONSHIP WITH PEPSICO

         At the time of the initial public offering we entered into a number of agreements with PepsiCo. The most significant agreements that govern our relationship with PepsiCo consist of:

         (1) the master bottling agreement for cola beverages bearing the "Pepsi-Cola" and "Pepsi" trademark in the United States; bottling and distribution agreements for non-cola products in the United States, including Mountain Dew; and a master fountain syrup agreement in the United States;

         (2) agreements similar to the master bottling agreement and the non-cola agreements for each specific country, including Canada, Spain, Greece and Russia, as well as a fountain syrup agreement similar to the master syrup agreement for Canada;

         (3) a shared services agreement whereby PepsiCo provides us or we provide PepsiCo with certain administrative support, including procurement of raw materials, transaction processing, such as accounts payable and credit and collection, certain tax and treasury services, and information technology maintenance and systems development. The amounts paid or received under this contract are equal to the actual costs incurred by the company providing the service. From 1998 through 2001, a PepsiCo affiliate provided casualty insurance to us; and

         (4) transition agreements that provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities, and obligations arising from periods prior to the initial public offering. Under our tax separation agreement, PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ending on or before the initial public offering. PepsiCo has contractually agreed to act in good faith with respect to all tax audit matters affecting us. In addition, PepsiCo has agreed to use their best efforts to settle all joint interests in any common audit issue on a basis consistent with prior practice.

         We purchase concentrate from PepsiCo that is used in the production of carbonated soft drinks and other ready-to-drink beverages. The price of concentrate is determined annually by PepsiCo at its sole discretion. We also produce or distribute other products and purchase finished goods and concentrate through various arrangements with PepsiCo or PepsiCo joint ventures. We reflect such purchases in cost of sales.

         We share a business objective with PepsiCo of increasing the availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo, at its sole discretion, provides us with various forms of marketing support to promote its beverages. This support covers a variety of initiatives, including marketplace support, marketing programs, capital equipment investment, and shared media expense. Based on the objective of the programs and initiatives, we record marketing support as an adjustment to net revenues or as a reduction of selling, delivery and administrative expense.

         We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements. Amounts received from PepsiCo for these transactions are offset by the cost to provide these services and are reflected in selling, delivery and administrative expenses. We pay a royalty fee to PepsiCo for the Aquafina trademark.

         The Consolidated Statements of Operations include the following income (expense) amounts as a result of transactions with PepsiCo and its affiliates:

                                                                            2001           2000           1999
                                                                            ----           ----           ----
     Net revenues................................................          $ 262          $ 244          $ 236
     Cost of sales...............................................         (1,927)        (1,626)        (1,488)
     Selling, delivery and administrative expenses...............            259            266            285

         We are not required to pay any minimum fees to PepsiCo, nor are we obligated to PepsiCo under any minimum purchase requirements. There are no conditions or requirements that could result in the repayment of any marketing support payments received by us from PepsiCo.

         With respect to PepsiCo's 7% ownership of Bottling Group, LLC, Bottling Group, LLC guarantees that to the extent there is available cash, it will distribute pro rata to PepsiCo and PBG sufficient cash such that aggregate cash distributed to PBG will enable us to pay income taxes and interest on our $1 billion 7% senior notes due 2029.

         Net amounts payable to PepsiCo and its affiliates were $17 million at December 29, 2001 and net amounts receivable from PepsiCo and its affiliates were $8 million and at December 30, 2000. Such amounts are recorded within accounts payable and other current liabilities and accounts receivable in our Consolidated Balance Sheets, respectively.

NOTE 17--CONTINGENCIES

         We are involved in a lawsuit with current and former employees concerning wage and hour issues in New Jersey . We are unable to predict the amount of any costs or implications of this case at this time as legal proceedings are ongoing.

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

NOTE 18--ACQUISITIONS

         During 2001, PBG acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from two PepsiCo franchise bottlers. In May and August of 2001, we acquired Pepsi-Cola Bottling of Northern California, and Pepsi-Cola Elmira Bottling Co. Inc., respectively, for an aggregate purchase price of $125 million of cash and assumed debt. In December 2001, we signed a letter of intent to purchase the Pepsi-Cola Bottling Company of Macon, Inc. The transaction is expected to close in the first quarter of 2002. During 2000, we acquired two territories in Canada for an aggregate purchase price of $26 million in cash.

         These acquisitions were accounted for by the purchase method, and were made to enable us to provide better service to our large retail customers, as well as reduce costs through economies of scale. The aggregate purchase price exceeded the fair value of net tangible assets acquired, including the resulting tax effect, by approximately $108 million and $14 million in 2001 and 2000, respectively. The excess was recorded in intangible assets.

NOTE 19--COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

     shares in thousands
                                                                   2001          2000          1999
                                                                   ----          ----          ----
     Number of shares on which basic earnings per share is based:

       Weighted-average outstanding during period.......          286,024       294,294       256,852
       Add - Incremental shares under stock
         compensation plans.............................            9,655         4,376            --
                                                                  -------       -------       -------

     Number of shares on which diluted
       earnings per share is based......................          295,679       298,670       256,852

     Basic and diluted net income applicable to
        common shareholders.............................           $  305        $  229        $  118

     Basic earnings per share...........................           $ 1.07        $ 0.78        $ 0.46

     Diluted earnings per share.........................           $ 1.03        $ 0.77        $ 0.46

         Diluted earnings per share reflect the potential dilution that could occur if the stock options from our stock compensation plan were exercised and converted into common stock that would then participate in net income. The calculation of earnings per share above reflects the two-for-one stock split as discussed in Note 3. Our stock price improvement has resulted in $0.04 and $0.01 per share of dilution in 2001 and 2000, respectively.

         In 1999, immediately preceding our initial public offering, we had 55 million shares of common stock outstanding. In connection with the offering, we sold 100 million shares of common stock to the public. Since our initial public offering, shares outstanding reflect the effect of our share repurchase program, which began in October 1999. In addition, in November 2001 we executed a two-for-one stock split in the form of a 100% stock dividend, doubling our weighted-average shares outstanding. As a result of the stock split in 2001, the amount of shares authorized by the Board of Directors to be repurchased totals 50 million shares, of which we have repurchased approximately 31 million shares since the inception of our share repurchase program.

NOTE 20--SUBSEQUENT EVENTS (UNAUDITED)

         During the first quarter of 2002, we acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola's international beverages in Turkey for a purchase price of approximately $100 million in cash and assumed debt.

NOTE 21--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                           FIRST       SECOND         THIRD         FOURTH
2001                                      QUARTER      QUARTER       QUARTER        QUARTER      FULL YEAR
                                          -------      -------       -------        -------      ---------
Net revenues..................             $1,647        $2,060        $2,274         $2,462       $8,443
Gross profit..................                765           952         1,052          1,094        3,863
Operating income..............                 90           217           285             84          676
Net income (1)................                 26           116           150             13          305

                                          FIRST       SECOND         THIRD        FOURTH
2000                                     QUARTER      QUARTER       QUARTER       QUARTER      FULL YEAR
                                         -------      -------       -------       -------      ---------
Net revenues..................            $1,545        $1,913       $2,125          $2,399        $7,982
Gross profit..................               700           880          962           1,035         3,577
Operating income..............                75           191          256              68           590
Net income....................                17            85          123               4           229

(1) During 2001, the Canadian Government passed laws reducing federal and certain provincial corporate income tax rates. These rate changes resulted in one-time gains of $16 million and $9 million in the second and third quarters of 2001, respectively.

The first, second and third quarters of each year consisted of 12 weeks, while the fourth quarter consisted of 16 weeks in 2001 and 17 weeks in 2000. The extra week in fiscal year 2000 contributed $7 million of additional net income to our fourth quarter and fiscal year 2000 results.

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

         Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 29, 2001 provide reasonable assurance that our assets are safeguarded.

Alfred H. Drewes                            Andrea L. Forster
Senior Vice President                       Vice President
and Chief Financial Officer                 and Controller

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
The Pepsi Bottling Group, Inc.:

         We have audited the accompanying Consolidated Balance Sheets of The Pepsi Bottling Group, Inc. as of December 29, 2001 and December 30, 2000, and the related Consolidated Statements of Operations, Cash Flows and Changes in Shareholders' Equity for each of the fiscal years in the three-year period ended December 29, 2001. These Consolidated Financial Statements are the responsibility of management of The Pepsi Bottling Group, Inc. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

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

         In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of The Pepsi Bottling Group, Inc. as of December 29, 2001 and December 30, 2000, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
------------------
New York, New York
January 24, 2002

                      SELECTED FINANCIAL AND OPERATING DATA

in millions, except per share data

                                                                          2001   2000(1)    1999    1998     1997    1996
         FISCAL YEARS ENDED                                               ----   -------    ----    ----     ----    ----
         STATEMENT OF OPERATIONS DATA:
            Net revenues.......................................          $8,443  $ 7,982   $7,505  $7,041  $ 6,592  $6,603
            Cost of sales......................................           4,580    4,405    4,296   4,181    3,832   3,844
                                                                         ------  -------   ------  ------  -------  ------
            Gross profit.......................................           3,863    3,577    3,209   2,860    2,760   2,759
            Selling, delivery and administrative expenses......           3,187    2,987    2,813   2,583    2,425   2,392
            Unusual impairment and other charges and credits (2)             --       --      (16)    222       --      --
                                                                         ------  -------   ------  ------  -------  ------
            Operating income...................................             676      590      412      55      335     367
            Interest expense, net..............................             194      192      202     221      222     225
            Foreign currency loss (gain).......................              --        1        1      26       (2)      4
            Minority interest..................................              41       33       21      --       --      --
                                                                         ------  -------   ------  ------   ------   -----
            Income (loss) before income taxes..................             441      364      188    (192)     115     138
            Income tax expense (benefit) (3)(6)................             136      135       70     (46)      56      89
                                                                         ------  -------   ------  ------   ------   -----
            Net income (loss)..................................          $  305  $   229   $  118  $ (146)  $   59   $  49
                                                                         ======  =======   ======  ======   ======   =====

          PER SHARE DATA: (5)
            Basic earnings (loss) per share....................          $ 1.07  $  0.78   $ 0.46  $ (1.33)$  0.54  $ 0.45
            Diluted earnings (loss) per share..................          $ 1.03  $  0.77   $ 0.46  $ (1.33)$  0.54  $ 0.45
            Cash dividend per share............................          $ 0.04  $  0.04   $ 0.03       --      --      --
            Weighted-average basic shares outstanding..........             286      294      257     110      110     110
            Weighted-average diluted shares outstanding........             296      299      257     110      110     110

         OTHER FINANCIAL DATA:
            EBITDA (4).........................................          $1,190   $1,061    $ 901   $ 721    $ 774   $ 792
            Cash provided by operations........................           1,005      831      718     625      548     451
            Capital expenditures...............................            (593)    (515)    (560)   (507)    (472)   (418)

         BALANCE SHEET DATA (AT PERIOD END):
            Total assets.......................................          $7,857   $7,736   $7,624  $7,322  $ 7,188  $7,052
            Long-term debt:
               Allocation of PepsiCo long-term debt............              --       --       --   3,300    3,300   3,300
               Due to third parties............................           3,285    3,271    3,268      61       96     127
                                                                         ------  -------   ------  ------   ------   -----
                 Total long-term debt                                     3,285    3,271    3,268   3,361    3,396   3,427
            Minority interest..................................             319      306      278      --       --      --
            Advances from PepsiCo..............................              --       --       --   1,605    1,403   1,162
            Accumulated other comprehensive loss...............            (370)    (254)    (223)   (238)    (184)   (102)
            Shareholders' equity (deficit).....................           1,601    1,646    1,563    (238)    (184)   (102)

(1) Our fiscal year 2000 results were impacted by the inclusion of an extra week in our fiscal year. The extra week increased net income by $7 million, or $0.02 per share.

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

(5)      Reflects the 2001 two-for-one stock split.

(6) Fiscal year 2001 includes Canada tax law change benefits of $25 million.