Form 10-K, Exhibit 13
period 2002-12-28
PEPSI BOTTLING GROUP INC
filed 2003-03-28
CIK 1076405

The Pepsi Bottling Group, Inc.                                        Exhibit 13


MANAGEMENT'S FINANCIAL REVIEW

TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

OVERVIEW

      The Pepsi Bottling Group, Inc. (collectively referred to as "PBG", "we", "our" and "us") is the world's largest manufacturer, seller and distributor of carbonated and non-carbonated Pepsi-Cola beverages. We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of the United States, Canada, Spain, Greece, Russia, Turkey and, as a result of our recent acquisition, Mexico. In 2002, approximately 82% of our net revenues were generated in the United States with the remaining 18% generated outside the United States. In 2003, we expect approximately 72% of our net revenues to come from the U.S., 12% of our net revenues to come from our newly acquired operations in Mexico, and the remaining 16% to come from operations outside the U.S. and Mexico.

      The brands we sell are some of the best recognized trademarks in the world and include PEPSI-COLA, DIET PEPSI, MOUTAIN DEW, MOUTAIN DEW CODE RED, LIPTON BRISK, MUG, AQUAFINA, DIET MOUNTAIN DEW, PEPSI TWIST, STARBUCKS FRAPPUCCINO, SIERRA MIST, DOLE and SOBE, and outside the U.S., PEPSI-COLA, MIRANDA, 7 UP, KAS, ELECTROPUA, AQUA MINERALE, MANZANITA SOL, SQUIRT, GARCI CRESPO, FIESTA, PEPSI LIGHT, IVI, YEDIGUN, and FRUKO. In some of our U.S. territories, we also have the right to manufacture, sell and distribute soft drink products of companies other than PepsiCo. Inc., including DR PEPPER and All SPORT, and through December 2002, 7 UP.

      The following discussion and analysis covers the key drivers behind our business performance in 2002 and is categorized into seven major sections. The first four sections discuss application of critical accounting policies, related party transactions, items that affect the comparability of historical or future results and non-GAAP measures. The next two sections provide an analysis of our results of operations and liquidity and financial condition. The last section contains a discussion of our market risks and cautionary statements. The discussion and analysis throughout Management's Financial Review should be read in conjunction with the Consolidated Financial Statements and the related accompanying notes.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

      The preparation of our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires us to make estimates and assumptions that affect the reported amounts in our Consolidated Financial Statements and the related accompanying notes, including various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. We use our best judgment, based on the advice of external experts and our knowledge of existing facts and circumstances and actions that we may undertake in the future, in determining the estimates that affect our Consolidated Financial Statements. For each of the critical accounting estimates discussed below we have reviewed our policies, assumptions and related disclosures with our Audit and Affiliated Transactions Committee.

      ALLOWANCE FOR DOUBTFUL ACCOUNTS - A portion of our accounts receivable will not be collected due to customer issues and bankruptcies. We provide reserves for these situations based on the evaluation of the aging of our trade receivable portfolio and a customer-by-customer analysis of our high-risk customers. Our reserves contemplate our historical loss rate on receivables, specific customer situations and the economic environments in which we operate.

      As of December 28, 2002, our allowance for doubtful accounts was $67 million and $42 million as of December 29, 2001 and December 30, 2000, which represents management's best estimate of probable losses inherent in our portfolio. While the overall quality of our receivable portfolio has remained relatively stable, we continue to pay particular attention to those customers that represent a higher potential risk. In 2002, as a result of the deterioration of the financial condition of certain customers, we have recorded additional reserves based upon estimates of uncollectibility. The following is an analysis of the allowance for doubtful accounts for the fiscal years ended December 28, 2002, December 29, 2001, and December 30, 2000:

The Pepsi Bottling Group, Inc.

                                                     ALLOWANCE FOR DOUBTFUL
                                                     ----------------------
                                                            ACCOUNTS
                                                            --------
                                                 2002         2001         2000
                                                 ----         ----         ----
Beginning of the year ...................        $ 42         $ 42         $ 48
Bad debt expense ........................          32            9            3
Additions from acquisitions .............          14           --           --
Accounts written off ....................         (22)          (9)          (8)
Foreign currency translation ............           1           --           (1)
                                                 ----         ----         ----
End of the year .........................        $ 67         $ 42         $ 42
                                                 ====         ====         ====

      Estimating an allowance for doubtful accounts requires significant management judgment and is dependent upon the overall economic environment and in particular, our customers' viability. We have effective credit controls in place to manage these exposures and believe that our allowance for doubtful accounts adequately provides for these risks.

      RECOVERABILITY OF GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE LIVES - During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. Effective the first day of fiscal year 2002, we no longer amortize goodwill and certain franchise rights, but evaluate them for impairment annually.

      Our identifiable intangible assets principally arise from the allocation of the purchase price of businesses acquired, and consist primarily of franchise rights. Our franchise rights are typically perpetual in duration, subject to compliance with the underlying franchise agreement. The value and life of our franchise rights are directly associated with the underlying portfolio of brands that we are entitled to make, sell and distribute under applicable franchise agreements. In considering whether franchise rights have an indefinite useful life, we consider the nature and terms of the underlying franchise agreements; our intent and ability to use the franchise rights; and the age and market position of the products within the franchise as well as the historical and projected growth of those products. We assign amounts to such identifiable intangibles based on their estimated fair values at the date of acquisition.

      In accordance with Emerging Issues Task Force ("EITF") Issue No. 02-07, "Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets," we evaluate our franchise rights with indefinite useful lives for impairment annually as asset groups on a country-by-country basis ("asset groups"). We measure the fair value of these asset groups utilizing discounted estimated future cash flows, including a terminal value, which assumes the franchise rights will continue in perpetuity. Our long-term terminal growth assumptions reflect our current long-term view of the marketplace. Our discount rate is based upon our weighted-average cost of capital plus an additional risk premium to reflect the risk and uncertainty inherent in separately acquiring a franchise agreement between a willing buyer and a willing seller. Each year we re-evaluate our assumptions in our discounted cash flow model to address changes in our business and marketplace conditions. Based upon our annual impairment analysis, the estimated fair values of our franchise rights with indefinite lives exceeded their carrying amounts in 2002.

      In accordance with SFAS No. 142, we evaluate goodwill on a country-by-country basis ("reporting unit") for impairment. We evaluate each reporting unit for impairment based upon a two-step approach. First, we compare the fair value of our reporting unit with its carrying value. Second, if the carrying value of our reporting unit exceeds its fair value, we compare the implied fair value of the reporting unit's goodwill to its carrying amount to measure the amount of impairment loss. In measuring the implied fair value of goodwill, we would allocate the fair value of the reporting unit to each of its assets and liabilities (including any unrecognized intangible assets). Any excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

      We measure the fair value of a reporting unit as the discounted estimated future cash flows, including a terminal value, which assumes the business continues in perpetuity, less its respective minority interest and net debt (net of cash and cash equivalents). Our long-term terminal growth assumptions reflect our current long-term view of the marketplace. Our discount rate is based upon our weighted average cost of capital. Each year we re-evaluate our assumptions in our discounted cash flow model to address changes in our business and marketplace conditions.

The Pepsi Bottling Group, Inc.


Based upon our annual impairment analysis in the fourth quarter of 2002, the estimated fair value of our reporting units exceeded their carrying value and as a result, we did not proceed to the second step of the impairment test.

      Considerable management judgment is necessary to estimate discounted future cash flows, which may be impacted by future actions taken by us and our competitors and the volatility in the markets in which we conduct business. A change in assumptions in our cash flows could have a significant impact on the fair value of our reporting units, which could then result in a material impairment charge to our results of operations.

      PENSION AND POSTRETIREMENT BENEFIT PLANS - We sponsor pension and other postretirement benefit plans in various forms, covering employees who meet specified eligibility requirements. We account for our defined benefit pension plans and our postretirement benefit plans using actuarial models required by SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The amounts necessary to fund future payouts under these plans are subject to numerous assumptions and variables including anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors on an annual basis and we believe that they

The Pepsi Bottling Group, Inc.

are appropriate and within acceptable industry ranges, although an increase or decrease in the assumptions or economic events outside our control could have a material impact on reported net income.

      The assets, liabilities and assumptions used to measure expense for any fiscal year are determined as of September 30 of the preceding year ("measurement date"). The discount rate assumption used in our pension and postretirement benefit plans' accounting is based on current interest rates for high-quality, long-term corporate debt as determined on each measurement date. The expected return on plan assets is based on our long-term historical experience, our plan asset allocation and our expectations for long-term interest rates and market performance. In evaluating our rate of return on assets for a given fiscal year, we consider a 15 to 20 year time horizon for our pension investment portfolio. In addition, we look at the return on asset assumptions used by other companies in our industry as well as other large companies. Over the past three fiscal years the composition of our plan assets was approximately 70%-75% equity investments and 25%-30% fixed income securities, which primarily consist of U.S. government and corporate bonds. Differences between actual and expected returns are generally recognized in the net periodic pension calculation over five years. To the extent the amount of all unrecognized gains and losses exceeds 10% of the larger of the benefit obligation or plan assets, such amount is amortized over the average remaining service life of active participants. The rate of future compensation increases is based upon our historical experience and management's best estimate regarding future expectations. We amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits.

      For our postretirement plans that provide medical and life insurance benefits, we review external data and our historical health care cost trends with our actuarial advisors to determine the health care cost trend rates.

      During 2002, our defined benefit pension and postretirement expenses were $41 million. We utilized the following weighted-average assumptions to compute our pension and postretirement expense in 2002:

Discount rate .........................................................     7.5%
Expected return on plan assets (net of administrative expenses) .......     9.5%
Rate of compensation increase .........................................     4.3%

      In 2003 our defined benefit pension and postretirement expenses will increase by $36 million due primarily to the following:

      - A decrease in our net weighted-average expected return on plan assets from 9.5% to 8.5% due to declines in the level of returns on our plan assets over the last several years. Additionally, amortization of asset losses resulting from differences between our expected and actual return on plan assets will contribute to the increase in our pension expense during 2003. These changes will increase our 2003 defined benefit pension and postretirement expense by approximately $15 million.

      - A decrease in our weighted-average discount rate for our pension and postretirement expense from 7.5% to 6.8%, reflecting declines in the yields of long-term corporate bonds. This assumption change will increase our defined benefit pension and postretirement expense by approximately $15 million.

      - Expiration of amortization credits, changes in demographics and medical trend rates, and other plan changes will increase our defined benefit pension and postretirement expense by approximately $16 million; and

      - Contributions of $151 million to our pension plan during 2002 will reduce our 2003 defined benefit pension expense by approximately $10 million. Our plans have been funded to be in compliance with the funding provisions of the Employee Retirement Income Security Act of 1974 and have been made in accordance with applicable tax regulations that provide for current tax deductions for our contributions and for taxation to the employee of plan benefits when the benefits are received.

CASUALTY INSURANCE COSTS - Due to the nature of our business, we require insurance coverage for certain casualty risks. Given the rapidly increasing costs associated with obtaining third-party insurance coverage for our casualty risks in the U.S., in 2002 we moved to a self-insurance program for these risks. We are self-insured for workers' compensation, automobile, product and general liability risks for occurrences up to $5 million. We purchase casualty insurance from a third-party for losses per occurrence exceeding $5 million. The casualty insurance costs for our self-insurance program represent the ultimate net cost of all reported and estimated unreported losses incurred during the fiscal year. We do not discount loss expense reserves.

      Our liability for casualty costs is estimated using individual case-based valuations and statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency and are based on the best data

The Pepsi Bottling Group, Inc.

available to us. However, these estimates are also subject to a significant degree of inherent variability. We evaluate these estimates with our actuarial advisors on an annual basis and we believe that they are appropriate and within acceptable industry ranges, although an increase or decrease in the estimates or economic events outside our control could have a material impact on reported net income. Accordingly, the ultimate settlement of these costs may vary significantly from the estimates included in our financial statements.

      INCOME TAXES - Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The tax bases of our assets and liabilities reflect our best estimate of the ultimate outcome of our tax audits. Significant management judgment is required in determining our effective tax rate and in evaluating our tax position. We establish reserves when, despite our belief that our tax return positions are supportable, we believe these positions may be challenged. We adjust these reserves as warranted by changing facts and circumstances. A change in our tax reserves could have a significant impact on our results of operations.

      Under our tax separation agreement with PepsiCo, Inc. ("PepsiCo"), PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ended on or before our initial public offering that occurred in March 1999. However, PepsiCo may not settle any issue without PBG's written consent, which consent cannot be unreasonably withheld. PepsiCo has contractually agreed to act in good faith with respect to all tax audit matters affecting us. In accordance with the tax separation agreement, we will bear our allocable share of any risk or upside resulting from the settlement of tax matters affecting us for these periods.

      A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years for which we have audits that are open varies depending on the tax jurisdiction. The U.S. Internal Revenue Service is currently examining our and PepsiCo's joint tax returns for 1994 through 1997 and our tax returns for 1999 and 2000. While it is often difficult to predict the final outcome or the timing of the resolution, we believe that our reserves reflect the probable outcome of known tax contingencies. Favorable resolutions would be recognized as a reduction of our tax expense in the year of resolution. Unfavorable resolutions would be recognized as a reduction of our reserves and a cash outlay for settlement.

RELATED PARTY TRANSACTIONS

      PepsiCo is considered a related party due to the nature of our franchisee relationship and its ownership interest in our company. Approximately 90% of PBG's 2002 volume was derived from the sale of Pepsi-Cola beverages. At December 28, 2002, PepsiCo owned approximately 37.8% of our outstanding common stock and 100% of our outstanding class B common stock, together representing approximately 42.9% of the voting power of all classes of our voting stock. In addition, PepsiCo owns 6.8% of the equity of Bottling Group, LLC, our principal operating subsidiary. We fully consolidate the results of Bottling Group, LLC and present PepsiCo's share as minority interest in our Consolidated Financial Statements.

      The most significant agreements that govern our relationship with PepsiCo consist of:

      (1) The master bottling agreement for cola beverages bearing the "Pepsi-Cola" and "Pepsi" trademark in the United States; master bottling agreements and distribution agreements for non-cola products in the United States, including Mountain Dew; and a master fountain syrup agreement in the United States;

      (2) Agreements similar to the master bottling agreement and the non-cola agreements for each country, including Canada, Spain, Russia, Greece, Turkey and Mexico, as well as a fountain syrup agreement similar to the master syrup agreement for Canada;

      (3) A shared services agreement whereby PepsiCo provides us or we provide PepsiCo with certain support, including information technology maintenance, procurement of raw materials, shared space, employee benefits, credit and collection, international tax and accounting services. The amounts paid or received under this contract are equal to the actual costs incurred by the company providing the service. Through 2001, a PepsiCo affiliate provided casualty insurance to us; and

      (4) Transition agreements that provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities, and obligations arising from periods prior to the initial public offering. Under our tax separation agreement, PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ended on or before the initial public offering. PepsiCo has contractually agreed to act in good faith with respect to all

The Pepsi Bottling Group, Inc.

tax audit matters affecting us. In addition, PepsiCo has agreed to use its best efforts to settle all joint interests in any common audit issue on a basis consistent with prior practice.

      BOTTLER INCENTIVES AND OTHER ARRANGEMENTS - We share a business objective with PepsiCo of increasing the availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo, at its discretion, provides us with various forms of bottler incentives to promote its beverages. These incentives cover a variety of initiatives, including direct marketplace support, capital equipment funding and advertising support. Based on the objective of the programs and initiatives, we record bottler incentives as an adjustment to net revenues or as a reduction of selling, delivery and administrative expenses. Direct marketplace support represents PepsiCo's funding to assist us in offering sales and promotional discounts to retailers and is recorded as an adjustment to net revenues. Capital equipment funding is designed to help offset the costs of purchasing and installing marketing equipment, such as vending machines and glass door coolers at customer locations and is recorded as a reduction of selling, delivery and administrative expenses. Advertising support represents the cost of media time, promotional materials, and other advertising and marketing costs that are funded by PepsiCo and is recorded as a reduction to advertising and marketing expenses within selling, delivery and administrative expenses. In addition, PepsiCo may share certain media costs with us due to our joint objective of promoting PepsiCo brands. There are no conditions or other requirements that could result in a repayment of the bottler incentives received. Bottler incentives received from PepsiCo, including media costs shared by PepsiCo, were $560 million, $554 million and $524 million for 2002, 2001 and 2000, respectively. Of these amounts, we recorded $257 million, $262 million and $244 million for 2002, 2001 and 2000, respectively, in net revenues, and the remainder as a reduction of selling, delivery and administrative expenses.

      PURCHASES OF CONCENTRATE AND FINISHED PRODUCT - We purchase concentrate from PepsiCo, which is the critical flavor ingredient used in the production of carbonated soft drinks and other ready-to-drink beverages. PepsiCo determines the price of concentrate annually at its discretion. We also pay a royalty fee to PepsiCo for the Aquafina trademark. Amounts paid or payable to PepsiCo and its affiliates for concentrate and royalty fees were $1,699 million, $1,584 million and $1,507 million in 2002, 2001 and 2000, respectively.

      We also produce or distribute other products and purchase finished goods and concentrate through various arrangements with PepsiCo or PepsiCo joint ventures. During 2002, 2001 and 2000, total amounts paid or payable to PepsiCo for these transactions were $464 million, $375 million and $155 million, respectively.

      We provide manufacturing services to PepsiCo and PepsiCo affiliates in connection with the production of certain finished beverage products. During 2002, 2001 and 2000, total amounts paid or payable by PepsiCo for these transactions were $10 million, $32 million and $36 million, respectively.

      FOUNTAIN SERVICE FEE - We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements. Amounts received from PepsiCo for these transactions are offset by the cost to provide these services and are reflected in our Consolidated Statements of Operations in selling, delivery and administrative expenses. Net amounts paid or payable by PepsiCo to us for these services were approximately $200 million, $185 million and $189 million, in 2002, 2001 and 2000, respectively.

      OTHER TRANSACTIONS - Prior to 2002, Hillbrook Insurance Company, Inc., a subsidiary of PepsiCo, provided insurance and risk management services to us pursuant to a contractual agreement. Total premiums paid to Hillbrook Insurance Company, Inc. during 2001 and 2000 were $58 million and $62 million, respectively.

      We provide PepsiCo and PepsiCo affiliates or PepsiCo provides us various services pursuant to a shared services agreement and other arrangements, including information technology maintenance, procurement of raw materials, shared space, employee benefits, credit and collection, international tax and accounting services. Total net expenses incurred were approximately $57 million, $133 million and $117 million during 2002, 2001 and 2000, respectively.

      We purchase snack food products from Frito-Lay, Inc., a subsidiary of PepsiCo, for sale and distribution in all of Russia except Moscow. Amounts paid or payable to PepsiCo and its affiliates for snack food products were $44 million, $27 million and $24 million in 2002, 2001 and 2000, respectively.

The Pepsi Bottling Group, Inc.

      The Consolidated Statements of Operations include the following income (expense) amounts as a result of transactions with PepsiCo and its affiliates:

                                                              2002         2001         2000
                                                             -------      -------      -------
Net revenues:
  Bottler incentives ...................................     $   257      $   262      $   244
                                                             =======      =======      =======

Cost of sales:
  Purchases of concentrate and finished products,
      and Aquafina royalty fees ........................     $(2,163)     $(1,959)     $(1,662)
  Manufacturing and distribution service reimbursements           10           32           36
                                                             -------      -------      -------
                                                             $(2,153)     $(1,927)     $(1,626)
                                                             =======      =======      =======

Selling, delivery and administrative expenses:

  Bottler incentives ...................................     $   303      $   292      $   280
  Fountain service fee .................................         200          185          189
  Frito-Lay purchases ..................................         (44)         (27)         (24)
  Insurance costs ......................................          --          (58)         (62)
  Shared services ......................................         (57)        (133)        (117)
                                                             -------      -------      -------
                                                             $   402      $   259      $   266
                                                             =======      =======      =======

      We are not required to pay any minimum fees to PepsiCo, nor are we obligated to PepsiCo under any minimum purchase requirements.

      As part of our acquisition in Turkey, PBG paid PepsiCo $8 million for its share of Fruko Mesrubat Sanayii A.S. and related entities. In addition, we sold certain brands to PepsiCo from the net assets acquired for $16 million.

      As part of our acquisition of Pepsi-Gemex, S.A. de C.V. ("Gemex") of Mexico, PepsiCo received $297 million for the tender of its shares for its 34.4% ownership in the outstanding capital stock of Gemex. In addition, PepsiCo made a payment to us for $17 million, to facilitate the purchase and ensure a smooth ownership transition of Gemex.

      We paid PepsiCo $10 million and $9 million during 2002 and 2001, respectively, for distribution rights relating to the SoBe brand in certain PBG-owned territories in the U.S. and Canada.

      In connection with PBG's acquisition of Pepsi-Cola Bottling of Northern California in 2001, PBG paid $10 million to PepsiCo for its equity interest in Northern California.

      With respect to PepsiCo's 6.8% ownership in Bottling Group, LLC, our principal operating subsidiary, Bottling Group, LLC will distribute pro rata to PepsiCo and us sufficient cash such that aggregate cash distributed to us will enable us to pay our income taxes and interest on our $1 billion 7% senior notes due 2029. PepsiCo's pro rata cash distribution during 2002 from Bottling Group, LLC was $11 million.

      The $1.3 billion of 5 5/8% senior notes and the $1.0 billion of 5 3/8% senior notes issued on February 9, 1999, by our subsidiary Bottling Group, LLC are guaranteed by PepsiCo. In addition, the $1.0 billion of 4 5/8% senior notes issued on November 15, 2002, also by Bottling Group, LLC, will be guaranteed by PepsiCo in accordance with the terms set forth in the related indenture.

      Amounts payable to PepsiCo and its affiliates were $26 million and $17 million at December 28, 2002 and December 29, 2001, respectively. Such amounts are recorded within accounts payable and other current liabilities in our Consolidated Balance Sheets.

Board of Directors

      Two of our board members are employees of PepsiCo. Neither of these board members serves on our Audit and Affiliated Transactions Committee. In addition, one of our managing directors of Bottling Group, LLC, our principal operating subsidiary, is an employee of PepsiCo.

ITEMS THAT AFFECT HISTORICAL OR FUTURE COMPARABILITY

      Gemex Acquisition

      In November 2002, we acquired all of the outstanding capital stock of Gemex. Our total acquisition cost consisted of a net cash payment of $871 million and assumed debt of approximately $305 million. The Gemex acquisition was made to allow us to increase our markets outside the United States. Gemex is the largest Pepsi-Cola bottler in Mexico and the largest bottler outside the United States of Pepsi-Cola soft drink products based on sales volume. Gemex produces, sells and distributes a variety of soft drink products under the PEPSI-COLA, PEPSI LIGHT, PEPSI MAX, PEPSI LIMON, MIRINDA, 7 UP, DIET 7 UP, KAS, MOUNTAIN DEW, POWER PUNCH and MANZANITA SOL trademarks, under exclusive franchise and bottling arrangements with PepsiCo and certain affiliates of PepsiCo. Gemex also

The Pepsi Bottling Group, Inc.

has rights to produce, sell and distribute in Mexico soft drink products of other companies and it produces, sells and distributes purified and mineral water in Mexico under the trademarks ElECTROPURA and GARCI CRESPO, respectively. As a result of the acquisition of Gemex, we own the Electropura and Garci Crespo brands.

      New Accounting Standards

      During 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. Effective the first day of fiscal year 2002, we no longer amortize goodwill and certain franchise rights, but evaluate them for impairment annually. Based on our annual impairment review, we have determined that our intangible assets are not impaired. If we had adopted SFAS No. 142 at the beginning of 2000 our amortization expense would have been reduced by approximately $129 million in each of 2001 and 2000. In addition, net income would have increased by approximately $91 million (or $0.31 per diluted share) to $396 million (or $1.34 per diluted share) in 2001 and $90 million (or $0.30 per diluted share) to $319 million (or $1.07 per diluted share) in 2000.

      During 2002, the EITF addressed various issues related to the income statement classification of certain payments received by a customer from a vendor. In November 2002, the EITF reached a consensus on Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," addressing the recognition and income statement classification of various consideration given by a vendor to a customer. Among its requirements, the consensus requires that certain cash consideration received by a customer from a vendor is presumed to be a reduction of the price of the vendor's products, and therefore should be characterized as a reduction of cost of sales when recognized in the customer's income statement, unless certain criteria are met. EITF Issue No. 02-16 will be effective beginning in our fiscal year 2003. We currently classify bottler incentives received from PepsiCo and other brand owners as adjustments to net revenues and selling, delivery and administrative expenses. In accordance with EITF Issue No. 02-16, we will classify certain bottler incentives as a reduction of cost of sales beginning in 2003. We are currently assessing the transitional guidance released by the EITF to determine the net impact to our Consolidated Financial Statements.

      Stock Split

      On November 27, 2001, our shareholders approved an amendment to our Certificate of Incorporation, increasing the authorized shares of PBG common stock from 300 million to 900 million facilitating a two-for-one stock split of issued common stock. The stock split was effected in the form of a 100% stock dividend paid to our shareholders of record on November 27, 2001. As a result of the stock split, the accompanying Management's Financial Review and Consolidated Financial Statements reflect an increase in the number of outstanding shares of common stock and shares of treasury stock and the transfer of the par value of these incremental shares from additional-paid-in-capital to common stock. All PBG share and per share data were restated to reflect the split.

      Fiscal Year

      Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal years 2002 and 2001 consisted of 52 weeks, while fiscal year 2000 consisted of 53 weeks. The following table illustrates the approximate dollar and percentage point impacts that the extra week had on our operating results:

dollars in millions, except per share amounts                  PERCENTAGE POINTS
                                                                 -------------
                                               DOLLARS           2001 VS. 2000
                                               -------           -------------
Volume ......................................      N/A                     (2)
Net Revenues ................................    $ 113                     (1)
Diluted Earnings per Share ..................    $0.02                     (4)

      Concentrate Supply

      We buy concentrate, the critical flavor ingredient for our products, from PepsiCo, its affiliates and other brand owners who are the sole authorized suppliers. Concentrate prices are typically determined annually.

      In February 2002, PepsiCo announced an increase of approximately 3% in the price of U.S. concentrate. PepsiCo has recently announced a further increase of approximately 2%, effective February 2003. Amounts paid or payable to PepsiCo and its affiliates for concentrate were $1,590 million, $1,502 million and $1,450 million in 2002, 2001 and 2000, respectively, which excludes any payments to PepsiCo for royalty fees associated with the Aquafina trademark.

NON-GAAP MEASURES

      We utilize certain non-GAAP measures to evaluate our performance. We consider these measures important indicators of our success. These measures should not be considered an alternative to measurements required by U.S. GAAP such as net income and net cash provided by operations or should not be considered measures of our liquidity. In addition, our non-GAAP measures may not be comparable to similar measures reported by other companies and could be misleading unless all companies and analysts calculate them in the same manner. Our key non-GAAP measures are:

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

      Our constant territory results exclude the operating results of the following acquisitions made during 2002:

      -     Fruko Mesrubat Sanayii A.S. and related companies of Turkey in March
            2002.

      -     Pepsi-Cola Bottling Company of Macon, Inc. of Georgia in March 2002.

      - Pepsi-Cola Bottling Company of Aroostook, Inc., of Presque Isle, Maine in June 2002.

      - Seaman's Beverages Limited of the Canadian province of Prince Edward Island in July 2002.

      -     Pepsi-Gemex, S.A. de. C.V of Mexico in November 2002.

      -     Kitchener Beverages Limited of Ontario, Canada in December 2002.

      We adjusted our prior year results to include the operating results of the following prior year acquisitions as if they had occurred on the first day of the prior fiscal year:

      -     Pepsi-Cola Bottling of Northern California in May 2001.

      -     Pepsi-Cola Elmira Bottling Co. Inc. of New York in August 2001.

      Our prior year pro forma adjustments did not have a material impact on our constant territory results.

      The table below reconciles our U.S. GAAP reported results to our constant territory results for 2002 vs. 2001 on a worldwide basis:

    WORLDWIDE                                2002 VS. 2001
                                             -------------
                                AS        IMPACT       IMPACT FROM    CONSTANT
                             REPORTED    FROM 2002   2001 PRO FORMA  TERRITORY
                              CHANGE   ACQUISITIONS    ADJUSTMENTS     CHANGE
                              ------   ------------    -----------     ------
Net revenues ..............     9%          -4%              0%          5%
Net revenue per case ......     1%           2%              0%          3%
Cost of sales .............     9%          -5%              0%          4%
Cost of sales per case ....     1%           2%              0%          3%

      The table below reconciles our U.S. GAAP reported results to our constant territory results for 2002 vs. 2001 for our U.S. operations:

U.S.                                          2002 VS. 2001
                                              -------------
                                 AS        IMPACT       IMPACT FROM    CONSTANT
                              REPORTED    FROM 2002   2001 PRO FORMA  TERRITORY
                               CHANGE   ACQUISITIONS    ADJUSTMENTS     CHANGE
                               ------   ------------    -----------     ------
Net revenues ..............      5%          0%             0%            5%
Net revenue per case ......      3%          0%             0%            3%
Cost of sales .............      5%          0%            -1%            4%
Cost of sales per case ....      3%          0%             0%            3%

      The table below reconciles our U.S. GAAP reported results to our constant territory results for 2002 vs. 2001 for our operations outside the United
States:

OUTSIDE THE U.S.                              2002 VS. 2001
                                              -------------
                                 AS        IMPACT       IMPACT FROM    CONSTANT
                              REPORTED    FROM 2002   2001 PRO FORMA  TERRITORY
                               CHANGE   ACQUISITIONS    ADJUSTMENTS     CHANGE
                               ------   ------------    -----------     ------
Net revenues ...............     32%        -26%             0%            6%
Net revenue per case .......     -1%          4%             0%            3%
Cost of sales ..............     31%        -25%             0%            6%
Cost of sales per case .....     -1%          4%             0%            3%

      EBITDA

      Earnings Before Interest, Taxes, Depreciation and Amortization or EBITDA, which is computed as operating income plus the sum of depreciation and amortization, is a key indicator that we and others in our industry use to evaluate operating performance. We believe that current shareholders and potential investors in our company use multiples of EBITDA, in making investment decisions about our company. We use multiples of EBITDA in combination with discounted cash flow analysis as the primary method of determining the value of bottling operations.

      The table below reconciles Operating Income to EBITDA for 2002 and 2001:

                                    2002            2001         % CHANGE
                                   ------          ------        --------
         Operating Income .......  $  898          $  676          33%
         Add back:
           Depreciation .........     443             379
           Amortization .........       8             135
                                   ------          ------
         EBITDA .................  $1,349          $1,190          13%
                                   ======          ======

FINANCIAL OVERVIEW

RESULTS OF OPERATIONS - 2002

VOLUME

                                                          2002 VS. 2001
                                                          -------------
                                                       AS             CONSTANT
                                                    REPORTED         TERRITORY
                                                     CHANGE            CHANGE
                                                     ------            ------
   Volume ........................................     8%                2%

      Our worldwide reported physical case volume increased 8% in 2002, reflecting a 6% increase in volume resulting from our acquisitions and a 2% increase in base volume. In the U.S., reported volume increased by 2%, reflecting a 1% increase from acquisitions and a 1% increase in base volume. The weakness in the economy and less travel caused softness in our U.S. results in the second half of the year. However, take-home volume, particularly in food stores, as well as volume in our convenience and gas segment continues to grow. Additionally, U.S. volume growth continued to benefit from innovation, as well as the strong growth of Aquafina, offset by declines in trademark Pepsi. Outside the U.S., our volumes increased 32% reflecting a 29% increase from our acquisitions in Turkey and Mexico. Volume outside the U.S. from our base business increased 3% due to double-digit growth in Russia driven by the strong performance of trademark Pepsi and Aqua Minerale, our water product, which was partially offset by volume declines in Spain.

      In 2003, we expect our worldwide constant territory volume to grow between 2% and 3%. In the U.S., we expect our constant territory volume growth projections to be flat to 1% for the full year, which includes a 50 to 100 basis point negative impact from our Sierra Mist transition. Beginning in 2003, we will no longer distribute 7 UP in the U.S. as we have decided to manufacture, sell, and distribute Sierra Mist exclusively in all of our U.S. markets. This conversion will affect about one third of our markets and will facilitate a unified and more effective selling and marketing proposition as we support a single growing lemon-lime brand.

NET REVENUES

                                                2002 VS. 2001
                                                -------------
                                                AS       CONSTANT
                                             REPORTED   TERRITORY
                                              CHANGE      CHANGE
                                              ------      ------
                  Net revenues ............     9%          5%
                  Net revenue per case ....     1%          3%

      Reported net revenues were $9.2 billion, a 9% increase over the prior year, reflecting an 8% increase in volume and a 1% increase in net revenue per case. In the U.S., reported net revenues increased 5% reflecting a 3% increase in net revenue per case and a 2% increase in volumes. Net revenue per case growth in the U.S. benefited from rate increases combined with lapping of account level investment spending in the fourth quarter of 2001. Reported net revenues outside the U.S. grew approximately 32%, reflecting a 32% increase in volume offset by a 1% decrease in net revenue per case. Net revenue per case outside the U.S. grew 3% after excluding the impact of acquisitions. The favorable impact of currency translations contributed over 1% to our net revenue per case growth in 2002 outside the United States.

      Our reported worldwide net revenues are expected to increase approximately 16% in 2003. The majority of the increase in net revenues will be driven by the full year impact of results from the six acquisitions made during 2002 combined with volume increases from our base business.

COST OF SALES

                                                 2002 VS. 2001
                                                 -------------
                                                         CONSTANT
                                              REPORTED   TERRITORY
                                               CHANGE     CHANGE
                                               ------     ------
                 Cost of sales .............     9%          4%
                 Cost of sales per case ....     1%          3%

      Cost of sales was $5.0 billion, a 9% increase over the prior year, reflecting an 8% increase in volume and a 1% increase in cost of sales per case. In the U.S., cost of sales increased by 5% reflecting a 3% increase in cost of sales per case and a 2% increase in volume. The increase in U.S. cost of sales per case was driven by higher concentrate costs and mix shifts into higher cost packages. Cost of sales outside the U.S. grew by 31% reflecting a 32% increase in volume offset by a 1% decrease in cost of sales per case.

      In 2003, we expect our reported cost of sales per case to decrease in the mid single digits, due largely to the lower cost structure from our newly acquired international operations, partially offset by an increase in concentrate prices of 2% in the United States.

SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

      Selling, delivery and administrative expenses grew $130 million, or 4% in 2002. Had we adopted SFAS No. 142 on the first day of 2001, amortization expense would have been lowered by $129 million in 2001. The impact of the adoption of SFAS No. 142 was largely offset by increased selling, delivery and administrative expenses resulting from our acquisitions in Mexico and Turkey. Excluding acquisitions and the effects of adopting SFAS No. 142, selling, delivery and administrative expenses were up 4% for the year driven by growth in our business and our continued investment in marketing equipment partially offset by favorable productivity gains. Selling, delivery and administrative expenses were also favorably impacted as we lapped higher labor costs associated with labor contract negotiations in the prior year partially offset by increased accounts receivable reserves resulting from the deterioration of the financial condition of certain customers.

INTEREST EXPENSE, NET

      Net interest expense decreased by $3 million, or 2%, in 2002 primarily reflecting the lower interest rate environment partially offset by increased interest expense from our new issuance of $1 billion in debt, the proceeds of which were utilized to finance our acquisition of Gemex.

OTHER NON-OPERATING EXPENSE, NET

      Net other non-operating expense in 2002 increased $7 million due primarily to the amortization of premiums associated with derivative instruments that were utilized to mitigate currency risk in our acquisition of Gemex.

MINORITY INTEREST

      Minority interest represents PepsiCo's approximate 7% ownership in our principal operating subsidiary, Bottling Group, LLC.

INCOME TAX EXPENSE BEFORE RATE CHANGE

      Our full-year effective tax rate for 2002 was 34.0%, a 2.5 percentage point decrease from the prior year before our income tax rate change benefit. The decrease in the effective tax rate is primarily a result of the implementation of SFAS No. 142 in 2002 as goodwill amortization is not deductible under the U.S. tax code. Our full-year effective tax rate for 2003 is expected to be 34.3%.

EARNINGS PER SHARE

Shares in millions                                           2002      2001      2000
                                                           --------  --------  --------
Basic earnings per share on reported net income .........  $   1.52  $   1.07  $   0.78
Weighted-average shares outstanding .....................       282       286       294

Diluted earnings per share on reported net income .......  $   1.46  $   1.03  $   0.77
Weighted-average shares outstanding .....................       293       296       299

      Dilution

      Diluted earnings per share reflect the potential dilution that could occur if stock options from our stock compensation plans were exercised and converted into common stock that would then participate in net income. Our stock price improvement and employee option issuances during the last three years has resulted in $0.06, $0.04 and $0.01 per share of dilution in 2002, 2001 and 2000, respectively.

      Weighted-Average Shares Outstanding

      Shares outstanding reflect the effect of our share repurchase program, which began in October 1999. In addition, in November 2001, we executed a two-for-one stock split in the form of a 100% stock dividend, which doubled our weighted-average shares outstanding. As a result of the stock split in 2001, the amount of shares authorized by the Board of Directors to be repurchased totals 50 million shares, of which we have repurchased approximately 40 million shares since the inception of our share repurchase program.

OPERATING INCOME/EBITDA

      Operating income was $898 million, representing a 33% increase over 2001. This growth reflects the positive impact from higher pricing, volume growth from our acquisitions and base business, and the adoption of SFAS No. 142 during 2002 partially offset by increased selling, delivery and administrative expenses. EBITDA (see page 26 for our definition of and use of EBITDA) was $1,349 million in 2002, representing a 13% increase over 2001. This growth was a reflection of higher pricing, volume growth from our acquisitions and base business, partially offset by increased selling, delivery and administrative expenses resulting from growth in our business.

      In 2003, we expect our reported operating income to grow approximately 15% driven largely by our 2002 acquisitions.

RESULTS OF OPERATIONS - 2001

VOLUME

                                                  2001 VS. 2000
                                                  -------------
                                               AS           CONSTANT
                                            REPORTED       TERRITORY
                                             CHANGE          CHANGE
                                             ------          ------
                        Volume ..........      2%               3%

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

NET REVENUES

                                                2001 VS. 2000
                                                -------------
                                             AS           CONSTANT
                                          REPORTED       TERRITORY
                                           CHANGE          CHANGE
                                           ------          ------
    Net revenues .......................     6%               6%
    Net revenue per case ...............     3%               3%

      Reported net revenues were $8,443 million in 2001, representing a 6% increase over the prior year, including an approximate 1 percentage point negative impact from the 53rd week in 2000. On a constant territory basis, net revenues increased by 6%, reflecting 3% volume growth and 3% growth in net revenue per case. Constant territory U.S. net revenues grew 6% consisting of 5% growth in net revenue per case and volume growth of more than 1%. U.S. net revenue per case results reflect higher pricing, primarily in food stores, and an increased mix of higher revenue cold drink volume from new product innovation and double-digit Aquafina growth. Constant territory net revenues outside the U.S. grew 7%, reflecting volume growth of 10% offset by declines in net revenue per case of 3%. Excluding the negative impact from currency translations, net revenue per case growth was flat outside the U.S. and increased 4% worldwide.

COST OF SALES

                                                2001 VS. 2000
                                                -------------
                                             AS           CONSTANT
                                          REPORTED       TERRITORY
                                           CHANGE          CHANGE
                                           ------          ------
    Cost of sales ......................     4%              5%
    Cost of sales per case .............     1%              1%

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

SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

      Selling, delivery and administrative expenses grew $200 million, or 7%, over the comparable period in 2000, including an approximate 1 percentage point favorable impact from the 53rd week in 2000. Approximately half of the increase came from higher selling and delivery costs, specifically our continued investments in our U.S. and Canadian cold drink strategy including people, routes and equipment. Also contributing to the growth in selling, delivery and administrative expenses are higher advertising and marketing costs, and higher costs associated with investments in our information technology systems.

INTEREST EXPENSE, NET

      Net interest expense increased by $2 million, or 1%, in 2001 primarily reflecting lower interest income in 2001. The reduction in interest income was due to lower average cash balances in 2001, consistent with increases in acquisition spending and share repurchases, which were primarily funded through cash generated from operations.

MINORITY INTEREST

      Minority interest represents PepsiCo's approximate 7% ownership in our principal operating subsidiary, Bottling Group, LLC.

INCOME TAX EXPENSE BEFORE RATE CHANGE

       Our full-year effective tax rate for 2001 was 36.5% before our income tax rate change benefit. This rate corresponds to an effective tax rate of 37.0% in 2000. The one-half point decrease is primarily due to the reduced impact of fixed non-deductible expenses on higher than anticipated pre-tax income in 2001, partially offset by the decreased favorable impact of our foreign results.

INCOME TAX RATE CHANGE BENEFIT

      During 2001, the Canadian Government enacted legislation reducing federal and certain provincial corporate income tax rates. These rate changes reduced deferred tax liabilities associated with our operations in Canada, and resulted in one-time gains totaling $0.08 per diluted share in 2001.

EBITDA

      On a reported basis, EBITDA (see page 26 for our definition of and use of EBITDA) was $1,190 million in 2001, representing a 12% increase over 2000, including an approximate 2 percentage point negative impact from the 53rd week in 2000. This growth was a reflection of higher pricing, an increased mix of higher margin cold drink volume, and solid volume growth in the U.S., as well as continued growth in our operations outside the U.S., particularly in Russia. These increases were partially offset by investments in our cold drink infrastructure.

LIQUIDITY AND FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

      We have financed our capital investments and acquisitions primarily through cash flows from operations except for the acquisition of Gemex, which was financed through the issuance of $1 billion of senior notes. We believe that our future cash flows from operations and borrowing capacity will be sufficient to fund capital expenditures, acquisitions, dividends and working capital requirements.

      We intend to refinance all or a portion of our $1 billion of 5 3/8% senior notes on their maturity in February 2004. We are currently in compliance with all debt covenants in our indenture agreements discussed below.

      Financing Transactions Relating to our Acquisition of Gemex

       During 2002 we issued $645 million in commercial paper, which was utilized as bridge financing in connection with our acquisition of Gemex. In November 2002, the commercial paper was repaid after our issuance of $1 billion of 4 5/8% senior notes due in November 2012. We utilized the net proceeds of the $1 billion of 4 5/8% senior notes, together with available cash on hand, for our acquisition of Gemex and the covenant defeasance and repayment of a portion of Gemex's debt. The $1 billion of 4 5/8% senior notes will be guaranteed by PepsiCo in accordance with the terms set forth in the related indenture.

      Other Financing Transactions

      We converted our entire $1.0 billion of 5 3/8% senior notes and $0.3 billion of 5 5/8% senior notes to floating rate debt through the use of interest rate swaps with the objective of reducing our overall borrowing costs.

      We have a $500 million commercial paper program that is supported by two $250 million credit facilities. One of the credit facilities expires in May 2003 and the other credit facility expires in April 2004. There were no borrowings outstanding under these credit facilities at December 28, 2002, or December 29, 2001.

       We have available short-term bank credit lines of approximately $167 million and $177 million at December 28, 2002 and December 29, 2001, respectively. These lines were used to support the general operating needs of our businesses outside the United States. The weighted-average interest rate for these lines of credit outstanding at December 28, 2002, and December 29, 2001, was 8.9% and 4.3%, respectively.

      Long-Term Debt and Lease Obligations

      Our future minimum commitments for our long-term debt and non-cancellable capital and operating leases at December 28, 2002 are as follows:

                                                           PAYMENTS DUE BY PERIOD
                                                           ----------------------

                                       TOTAL      2003     2004      2005    2006    2007  THEREAFTER
                                       ------     ----    ------     ----    ----    ----  ----------
 Long-term debt and capital leases..   $4,534     $18     $1,165     $ 5     $ 3     $37     $3,306
 Operating leases ..................      177      34         25      19      15      14         70
                                       ------     ---     ------     ---     ---     ---     ------


 TOTAL LONG-TERM DEBT AND LEASE
OBLIGATIONS ........................   $4,711     $52     $1,190     $24     $18     $51     $3,376
                                       ======     ===     ======     ===     ===     ===     ======

      In addition, at December 28, 2002, we had outstanding letters of credit and surety bonds valued at $98 million primarily to provide collateral for estimated self-insurance claims and other insurance requirements.

      Capital Expenditures

      Our business requires substantial infrastructure investments to maintain our existing level of operations and to fund investments targeted at growing our business. Capital infrastructure expenditures totaled $623 million, $593 million and $515 million during 2002, 2001 and 2000, respectively.

      Acquisitions

      During 2002 we acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages of several different PepsiCo franchise bottlers. The following acquisitions occurred for an aggregate purchase price of $936 million in cash and $375 million of assumed debt:

      -     Fruko Mesrubat Sanayii A.S. and related companies of Turkey in
            March.

      -     Pepsi-Cola Bottling Company of Macon, Inc. of Georgia in March.

      - Pepsi-Cola Bottling Company of Aroostook, Inc., of Presque Isle, Maine in June.

      - Seaman's Beverages Limited of the Canadian province of Prince Edward Island in July.

      -     Pepsi-Gemex, S.A. de. C.V of Mexico in November.

      -     Kitchener Beverages Limited of Ontario, Canada in December.

      The Mexican and Turkish acquisitions were made to allow us to increase our markets outside the United States. Our U.S. and Canadian acquisitions were made to enable us to provide better service to our large retail customers. We expect these acquisitions to reduce costs through economies of scale.

      We completed the acquisition of a Pepsi-Cola bottler based in Buffalo, New York, in the first quarter of 2003. We intend to continue to pursue other acquisitions of independent PepsiCo bottlers in the U.S. and Canada, particularly in territories contiguous to our own, where they create shareholder value. We also intend to continue to evaluate international acquisition opportunities as they become available.

CASH FLOWS

      Fiscal 2002 Compared with Fiscal 2001

      Net cash provided by operations increased $132 million to $1,014 million reflecting strong operating income growth coupled with lower income tax payments and higher non-cash casualty and benefits expenses offset by an increase in our pension contributions.

      Net cash used for investments increased by $1,027 million to $1,734 million primarily due to the six acquisitions we made during the year, coupled with the investment in our debt defeasance trust and an increase in capital expenditures as we continue to invest in small bottle production lines and cold drink equipment.

      Net cash provided by financing increased by $882 million to $673 million driven by proceeds received from our issuance of $1.0 billion of 4 5/8% senior notes to finance our acquisition of Gemex and an increase in stock option exercises, offset by a reduction of short and long-term borrowings primarily outside the United States.

      Fiscal 2001 Compared with Fiscal 2000

      Net cash provided by operating activities increased $103 million to $882 million in 2001, driven by strong operating income growth and the timing of casualty insurance payments, partially offset by higher pension contribution payments in 2001.

      Net cash used for investments increased by $175 million from $532 million in 2000 to $707 million in 2001, primarily due to acquisition spending and increased capital expenditures, which were driven by increases in the U.S. associated with our cold drink strategy.

      Net cash used for financing increased by $94 million to $209 million in 2001. This increase primarily reflects our share repurchase program offset by higher short-term borrowings outside the U.S. and proceeds from stock option exercises.

MARKET RISKS AND CAUTIONARY STATEMENTS

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      In the normal course of business, our financial position is routinely subject to a variety of risks. These risks include the risk associated with the price of commodities purchased and used in our business, interest rate on outstanding debt and currency movements of non-U.S. dollar denominated assets and liabilities. We are also subject to the risks associated with the business environment in which we operate, including the collectibility of accounts receivable. We regularly assess all of these risks and have policies and procedures in place to protect against the adverse effects of these exposures.

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

      Commodity Price Risk

      We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use futures contracts and options on futures in the normal course of business to hedge anticipated purchases of aluminum and fuel used in our operations. With respect to commodity price risk, we currently have various contracts outstanding for aluminum and fuel oil purchases in 2003 and 2004, which establish our purchase prices within defined ranges. We had $16 million and $19 million in unrealized losses based on the commodity rates in effect on December 28, 2002, and December 29, 2001, respectively. We estimate that a 10% decrease in commodity prices with all other variables held constant would have resulted in a decrease in the fair value of our financial instruments of $32 million and $15 million at December 28, 2002, and December 29, 2001, respectively.

      Interest Rate Risk

      The fair value of our fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the fair market value of our debt representing differences between market interest rates and the fixed rate on the debt. As a result of the market risk, we effectively converted $1.3 billion of our fixed rate debt to floating rate debt through the use of interest rate swaps. The change in fair value of the interest rate swaps resulted in an increase to our hedge and debt instruments of $16 million and $7 million in 2002 and 2001, respectively. We estimate that a 10% decrease in interest rates with all other variables held constant would have resulted in an increase in the fair value of our financial instruments, both our fixed rate debt and our interest rate swaps, of $162 million and $144 million at December 28, 2002, and December 29, 2001, respectively

      Foreign Currency Exchange Rate Risk

      In 2002, approximately 18% of our net revenues came from outside the United States. This amount is not indicative of our 2003 results due to our recent acquisition of Gemex. Accordingly, in 2003 we expect approximately 28% of our net revenues to come from outside the United States. Social, economic, and political conditions in these international markets may adversely affect our results of operations, cash flows, and financial condition. The overall risks to our international businesses include changes in foreign governmental policies, and other political or economic developments. These developments may lead to new product pricing, tax or other policies, and monetary fluctuations, which may adversely impact our business. In addition, our results of operations and the value of the foreign assets and liabilities are affected by fluctuations in foreign currency exchange rates.

      As currency exchange rates change, translation of the statements of operations of our businesses outside the U.S. into U.S. dollars affects year-over-year comparability. We generally do not hedge against currency risks because cash flows from our international operations are usually reinvested locally. In addition, we historically have not entered into hedges to minimize the volatility of reported earnings. Based on our overall evaluation of market risk exposures for our foreign currency financial instruments at December 28, 2002, and December 29, 2001, a near term change in foreign currency exchange rates would not materially affect our consolidated financial position, results of operations or cash flows in those periods.

      Foreign currency gains and losses reflect translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries and transaction gains and losses. Russia and Turkey have been considered highly inflationary economies for accounting purposes.

      Beginning in 2003, Russia will no longer be considered highly inflationary, and will change its functional currency from the U.S. dollar to the Russian ruble. We do not expect any material impact on our consolidated financial statements as a result of Russia's change in functional currency.

      Unfunded Deferred Compensation Liability

      Our unfunded deferred compensation liability is subject to changes in our stock price as well as price changes in certain other equity and fixed income investments. Participating employees in our deferred compensation program can elect to defer all or a portion of their compensation to be paid out on a future date or dates. As part of the deferral process, employees select from phantom investment options that determine the earnings on the deferred compensation liability and the amount that they will ultimately receive. Employee investment elections include PBG stock and a variety of other equity and fixed income investment options.

      Since the plan is unfunded, employees' deferred compensation amounts are not directly invested in these investment vehicles. Instead, we track the performance of each employee's investment selections and adjust his or her deferred compensation account accordingly. The adjustments to the employees' accounts increases or decreases the deferred compensation liability reflected on our Consolidated Balance Sheets with an offsetting increase or decrease to our selling, delivery and administrative expenses.

      We use prepaid forward contracts to hedge the portion of our deferred compensation liability that is based on our stock price. Therefore, changes in compensation expense as a result of changes in our stock price are substantially offset by the changes in the fair value of these contracts. We estimate that a 10% unfavorable change in the year end stock price would have reduced our gains from these commitments by $2 million in 2002 and $1 million in 2001.

CAUTIONARY STATEMENTS

      Except for the historical information and discussions contained herein, statements contained in this annual report on Form 10-K may constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and our operating plans. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different. Among the events and uncertainties that could adversely affect future periods are lower-than-expected net pricing resulting from marketplace competition, material changes from expectations in the cost of raw materials and ingredients, an inability to achieve the expected timing for returns on cold drink equipment and related infrastructure expenditures, material changes in expected levels of bottler incentive payments from PepsiCo, material changes in our expected interest and currency exchange rates, an inability to achieve cost savings, an inability to achieve volume growth through product and packaging initiatives, competitive pressures that may cause channel and product mix to shift from more profitable cold drink channels and packages, weather conditions in PBG's markets, political conditions in PBG's markets outside the United States and Canada, possible recalls of PBG's products, an inability to meet projections for performance in newly acquired territories, unfavorable market performance on our pension plan assets, unfavorable outcomes from our U.S. Internal Revenue Service audits, and changes in our debt ratings.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
in millions, except per share data

FISCAL YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001 AND DECEMBER 30, 2000

                                                   2002        2001        2000
                                                  ------     -------      ------
NET REVENUES ................................     $9,216     $ 8,443      $7,982
Cost of sales ...............................      5,001       4,580       4,405
                                                  ------     -------      ------
GROSS PROFIT ................................      4,215       3,863       3,577

Selling, delivery and administrative expenses      3,317       3,187       2,987
                                                  ------     -------      ------
OPERATING INCOME ............................        898         676         590

Interest expense, net .......................        191         194         192
Other non-operating expenses, net ...........          7          --           1
Minority interest ...........................         51          41          33
                                                  ------     -------      ------

INCOME BEFORE INCOME TAXES ..................        649         441         364
Income tax expense before rate change .......        221         161         135
Income tax rate change benefit ..............         --         (25)         --
                                                  ------     -------      ------

NET INCOME ..................................     $  428     $   305      $  229
                                                  ======     =======      ======

BASIC EARNINGS PER SHARE ....................     $ 1.52     $  1.07      $ 0.78
Weighted-Average Shares Outstanding .........        282         286         294

DILUTED EARNINGS PER SHARE ..................     $ 1.46     $  1.03      $ 0.77
Weighted-Average Shares Outstanding .........        293         296         299

See accompanying notes to Consolidated Financial Statements.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

dollars in millions
FISCAL YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001 AND DECEMBER 30, 2000

                                                                                             2002        2001       2000
                                                                                            -------      -----      -----
CASH FLOWS -- OPERATIONS

Net income ............................................................................     $   428      $ 305      $ 229
Adjustments to reconcile net income to net cash provided by operations:
    Depreciation ......................................................................         443        379        340
    Amortization ......................................................................           8        135        131
    Deferred income taxes .............................................................         131         23         --
    Other non-cash charges and credits, net ...........................................         228        182        176
    Changes in operating working capital, excluding effects of acquisitions:
       Accounts receivable ............................................................         (19)       (28)        13
       Inventories ....................................................................          13        (50)        11
       Prepaid expenses and other current assets ......................................          33          2        (97)
       Accounts payable and other current liabilities .................................         (50)        57         28
                                                                                            -------      -----      -----
          Net change in operating working capital .....................................         (23)       (19)       (45)
                                                                                            -------      -----      -----
    Pension contributions .............................................................        (151)       (86)       (26)
    Other, net ........................................................................         (50)       (37)       (26)
                                                                                            -------      -----      -----
NET CASH PROVIDED BY OPERATIONS .......................................................       1,014        882        779
                                                                                            -------      -----      -----
CASH FLOWS -- INVESTMENTS
Capital expenditures ..................................................................        (623)      (593)      (515)
Acquisitions of bottlers ..............................................................        (936)      (120)       (26)
Sales of property, plant and equipment ................................................           6          6          9
Investment in debt defeasance trust ...................................................        (181)        --         --
                                                                                            -------      -----      -----
NET CASH USED FOR INVESTMENTS .........................................................      (1,734)      (707)      (532)
                                                                                            -------      -----      -----
CASH FLOWS -- FINANCING
Short-term borrowings, net -- three months or less ....................................         (78)        50         12
Proceeds from issuances of long-term debt .............................................       1,031         --         --
Payments of long-term debt ............................................................        (120)        --         (9)
Minority interest distribution ........................................................         (11)       (16)        (3)
Dividends paid ........................................................................         (11)       (12)       (12)
Proceeds from exercise of stock options ...............................................          93         18         --
Purchases of treasury stock ...........................................................        (231)      (249)      (103)
                                                                                            -------      -----      -----
NET CASH PROVIDED BY (USED FOR) FINANCING .............................................         673       (209)      (115)
                                                                                            -------      -----      -----
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS ..........................          (8)        (7)        (4)
                                                                                            -------      -----      -----
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ..................................         (55)       (41)       128
CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR ........................................         277        318        190
                                                                                            -------      -----      -----
CASH AND CASH EQUIVALENTS -- END OF YEAR ..............................................     $   222      $ 277      $ 318
                                                                                            =======      =====      =====

SUPPLEMENTAL CASH FLOW INFORMATION

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Liabilities incurred and/or assumed in conjunction with acquisitions of bottlers            $   813      $  25      $   9

See accompanying notes to Consolidated Financial Statements.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED BALANCE SHEETS

in millions, except per share data
DECEMBER 28, 2002 AND DECEMBER 29, 2001

                                                                                      2002         2001
                                                                                    --------      -------
ASSETS

CURRENT ASSETS

Cash and cash equivalents .....................................................     $    222      $   277
Accounts receivable, less allowance of $67 in 2002 and $42 in 2001 ............          922          823
Inventories ...................................................................          378          331
Prepaid expenses and other current assets .....................................          215          117
                                                                                    --------      -------
    TOTAL CURRENT ASSETS ......................................................        1,737        1,548

Property, plant and equipment, net ............................................        3,308        2,543
Intangible assets, net ........................................................        4,687        3,684
Investment in debt defeasance trust ...........................................          170           --
Other assets ..................................................................          125           82
                                                                                    --------      -------
    TOTAL ASSETS ..............................................................     $ 10,027      $ 7,857
                                                                                    ========      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and other current liabilities ................................     $  1,179      $ 1,004
Short-term borrowings .........................................................           69           77
                                                                                    --------      -------
    TOTAL CURRENT LIABILITIES .................................................        1,248        1,081
Long-term debt ................................................................        4,523        3,285
Other liabilities .............................................................          819          550
Deferred income taxes .........................................................        1,265        1,021
Minority interest .............................................................          348          319
                                                                                    --------      -------
    TOTAL LIABILITIES .........................................................        8,203        6,256
SHAREHOLDERS' EQUITY
Common stock, par value $0.01 per share
   authorized 900 shares, issued 310 shares ...................................            3            3
Additional paid-in capital ....................................................        1,750        1,739
Retained earnings .............................................................        1,066          649
Accumulated other comprehensive loss ..........................................         (468)        (370)
Treasury stock: 30 shares and 29 shares in 2002 and 2001, respectively, at cost         (527)        (420)
                                                                                    --------      -------
    TOTAL SHAREHOLDERS' EQUITY ................................................        1,824        1,601
                                                                                    --------      -------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .............................     $ 10,027      $ 7,857
                                                                                    ========      =======

      See accompanying notes to Consolidated Financial Statements.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

in millions, except per share data

FISCAL YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001 AND DECEMBER 30, 2000

                                                                                     ACCUMULATED
                                                              ADDITIONAL               OTHER
                                                      COMMON   PAID-IN    RETAINED  COMPREHENSIVE  TREASURY            COMPREHENSIVE
                                                      STOCK    CAPITAL    EARNINGS      LOSS        STOCK     TOTAL    INCOME/(LOSS)
                                                      -----   ----------  --------  -------------  --------  --------  -------------
BALANCE AT DECEMBER 25, 1999 .......................   $  2    $ 1,736    $   138      $(223)       $ (90)   $ 1,563
    Comprehensive income:
       Net income ..................................     --         --        229         --           --        229      $ 229
       Currency translation adjustment .............     --         --         --        (31)          --        (31)       (31)
                                                                                                                          -----
   Total comprehensive income ......................                                                                      $ 198
                                                                                                                          =====
   Treasury stock transactions, net: 10 shares .....     --         --         --         --         (103)      (103)
   Cash dividends declared on common stock
   (per share - $0.04) .............................     --         --        (12)        --           --        (12)
                                                       ----    -------    -------      -----        -----    -------

BALANCE AT DECEMBER 30, 2000 .......................      2      1,736        355       (254)        (193)     1,646
    Comprehensive income:
       Net income ..................................     --         --        305         --           --        305      $ 305
       Currency translation adjustment .............     --         --         --        (49)          --        (49)       (49)
        Cash flow hedge adjustment .................     --         --         --        (12)          --        (12)       (12)
        Minimum pension liability adjustment .......     --         --         --        (55)          --        (55)       (55)
                                                                                                                          -----
   Total comprehensive income ......................                                                                      $ 189
                                                                                                                          =====
   Stock split: (shares: 145 outstanding - 9
     treasury) .....................................      1         (1)        --         --           --         --
   Stock option exercises: 2 shares ................     --         (4)        --         --           22         18
   Tax benefit - stock option exercises ............     --          8         --         --           --          8
   Purchase of treasury stock: 12 shares ...........     --         --         --         --         (249)      (249)
   Cash dividends declared on common stock
   (per share - $0.04) .............................     --         --        (11)        --           --        (11)
                                                       ----    -------    -------      -----        -----    -------

BALANCE AT DECEMBER 29, 2001 .......................      3      1,739        649       (370)        (420)     1,601
    Comprehensive income:
       Net income ..................................     --         --        428         --           --        428      $ 428
       Currency translation adjustment .............     --         --         --         18           --         18         18
        Cash flow hedge adjustment .................     --         --         --          7           --          7          7
        Minimum pension liability adjustment .......     --         --         --       (123)          --       (123)      (123)
                                                                                                                          -----
   Total comprehensive income ......................                                                                      $ 330
                                                                                                                          =====
   Stock option exercises: 8 shares ................     --        (31)        --         --          124         93
   Tax benefit - stock option exercises ............     --         42         --         --           --         42
   Purchase of treasury stock: 9 shares ............     --         --         --         --         (231)      (231)
   Cash dividends declared on common stock
   (per share - $0.04) .............................     --         --        (11)        --           --        (11)
                                                       ----    -------    -------      -----        -----    -------

BALANCE AT DECEMBER 28, 2002 .......................   $  3    $ 1,750    $ 1,066      $(468)       $(527)   $ 1,824
                                                       ====    =======    =======      =====        =====    =======

  See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tabular dollars in millions, except per share data

NOTE 1 -- BASIS OF PRESENTATION

     The Pepsi Bottling Group, Inc. ("PBG") consists of bottling operations located in all or part of the United States, Canada, Spain, Greece, Russia, Turkey and Mexico. These bottling operations manufacture, sell and distribute Pepsi-Cola beverages including Pepsi-Cola, Diet Pepsi, Mountain Dew and other brands of carbonated soft drinks and ready-to-drink beverages. Approximately 90% of PBG's 2002 volume was derived from the sale of Pepsi-Cola beverages. References to PBG throughout these Consolidated Financial Statements are made using the first-person notations of "PBG," "we," "our" and "us."

     On November 27, 2001, our shareholders approved an amendment to our Certificate of Incorporation increasing the authorized shares of PBG common stock from 300 million to 900 million facilitating a two-for-one stock split of issued common stock. The stock split was effected in the form of a 100% stock dividend paid to our shareholders of record on November 27, 2001. As a result of the stock split, the accompanying Consolidated Financial Statements reflect an increase in the number of outstanding shares of common stock and shares of treasury stock and the transfer of the par value of these incremental shares from additional-paid-in-capital. All PBG share and per share data were restated to reflect the split.

     PepsiCo, Inc. ("PepsiCo") owns 106,011,358 shares of our common stock, consisting of 105,911,358 shares of common stock and 100,000 shares of Class B common stock. All shares of Class B common stock that have been authorized have been issued to PepsiCo. PepsiCo's ownership at December 28, 2002, represents 37.8% of the outstanding common stock and 100% of the outstanding Class B common stock, together representing 42.9% of the voting power of all classes of our voting stock. As of December 28, 2002, PepsiCo also owns 6.8% of the equity of Bottling Group, LLC, our principal operating subsidiary.

     The common stock and Class B common stock both have a par value of $0.01 per share and are substantially identical, except for voting rights. Holders of our common stock are entitled to one vote per share and holders of our Class B common stock are entitled to 250 votes per share. Each share of Class B common stock held by PepsiCo is, at PepsiCo's option, convertible into one share of common stock. Holders of our common stock and holders of our Class B common stock share equally on a per share basis in any dividend distributions.

     In addition, our Board of Directors has the authority to issue up to 20,000,000 shares of preferred stock, and to determine the price and terms, including, but not limited to, preferences and voting rights of those shares without stockholder approval.

     Certain reclassifications were made in our Consolidated Financial Statements to 2001 and 2000 amounts to conform to the 2002 presentation.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     BASIS OF CONSOLIDATION - The accounts of all of our wholly and majority-owned subsidiaries are included in the accompanying Consolidated Financial Statements. We have eliminated intercompany accounts and transactions in consolidation.

     FISCAL YEAR - Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal years 2002 and 2001 consisted of 52 weeks while fiscal year 2000 consisted of 53 weeks. The extra week in 2000 contributed approximately $0.02 of additional diluted earnings per share to our 2000 operating results.

     REVENUE RECOGNITION - We recognize revenue when our products are delivered to customers. Sales terms do not allow a right of return unless product freshness dating has expired.

     SALES INCENTIVES - We offer certain sales incentives to our customers, which are accounted for as a reduction in our net revenues when incurred. A number of these arrangements are based upon annual and quarterly targets that generally do not exceed one year. Based upon forecasted volume and other performance criteria, net revenues in our Consolidated Statements of Operations are reduced by the expected amounts to be paid out to our customers.

     ADVERTISING AND MARKETING COSTS - We are involved in a variety of programs to promote our products. We include advertising and marketing costs in selling, delivery and administrative expenses and expense such costs in the fiscal year incurred. Advertising and marketing costs were $441 million, $389 million and $350 million in 2002, 2001 and 2000, respectively, before bottler incentives received from PepsiCo and other brand owners.

     BOTTLER INCENTIVES - PepsiCo and other brand owners, at their sole discretion, provide us with various forms of bottler incentives. These incentives cover a variety of initiatives, including direct marketplace support, capital equipment funding and advertising support. Based on the objective of the programs and initiatives, we record bottler incentives as an adjustment to net revenues or as a reduction of selling, delivery and administrative expenses. Direct marketplace support represents PepsiCo's and other brand owners' funding to assist us in offering sales and promotional discounts to retailers and is recorded as an adjustment to net revenues. Capital equipment funding is designed to help offset the costs of purchasing and installing marketing equipment, such as vending machines and glass door coolers at customer locations and is recorded as a reduction of selling, delivery and administrative expenses. Advertising support represents the cost of media time, promotional materials, and other advertising and marketing costs that are funded by PepsiCo and other brand owners and is recorded as a reduction to advertising and marketing expenses within selling, delivery and administrative expenses. In addition, PepsiCo and other brand owners may share certain media costs with us due to our joint objective of promoting their brands. There are no conditions or other requirements that could result in a repayment of the bottler incentives received. Total bottler incentives received, including media costs shared by PepsiCo and other brand owners were $604 million, $598 million and $566 million in 2002, 2001 and 2000, respectively. Of these amounts, we recorded $293 million in both 2002 and 2001 and $277 million in 2000, in net revenues, and the remainder as a reduction of selling, delivery and administrative expenses.

     SHIPPING AND HANDLING COSTS - We record the majority of our shipping and handling costs within selling, delivery and administrative expenses. Such costs totaled $1,116 million, $1,058 million and $977 million in 2002, 2001 and 2000, respectively.

     FOREIGN CURRENCY GAINS AND LOSSES - We translate the balance sheets of our foreign subsidiaries that do not operate in highly inflationary economies at the exchange rates in effect at the balance sheet date, while we translate the statements of operations at the average rates of exchange during the year. The resulting translation adjustments of our foreign subsidiaries are recorded directly to accumulated other comprehensive loss. Foreign currency gains and losses reflect translation gains and losses arising from the remeasurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries and transaction gains and losses. Turkey and Russia were considered highly inflationary economies for accounting purposes in 2002.

     Beginning in 2003, Russia will no longer be considered highly inflationary, and will change its functional currency from the U.S. dollar to the Russian ruble. We do not expect any material impact on our consolidated financial statements as a result of Russia's change in functional currency in 2003. Turkey is expected to remain highly inflationary for fiscal year 2003.

     PENSION AND POSTRETIREMENT BENEFIT PLANS - We sponsor pension and other postretirement plans in various forms covering substantially all employees who meet eligibility requirements. We account for our defined benefit pension plans and our postretirement benefit plans using actuarial models required by Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

     The assets, liabilities and assumptions used to measure expense for any fiscal year are determined as of September 30 of the preceding year ("measurement date"). The discount rate assumption used in our pension and postretirement benefit plans' accounting is based on current interest rates for high-quality, long-term corporate debt as determined on each measurement date. The expected return on plan assets is based on our long-term historical experience, our plan asset allocation and our expectations for long-term interest rates and market performance. In evaluating our rate of return on assets for a given fiscal year, we consider a 15 to 20 year time horizon for our pension investment portfolio. In addition, we look at the return on asset assumptions used by other companies in our industry as well as other large companies. Over the past three fiscal years the composition of our plan assets was approximately 70%-75% equity investments and 25%-30% fixed income securities, which primarily consist of U.S. government and corporate bonds. Differences between actual and expected returns are generally recognized in the net periodic pension calculation over five years. To the extent the amount of all unrecognized gains and losses exceeds 10% of the larger of the benefit obligation or plan assets, such amount is amortized over the average remaining service life of active participants. The rate of future compensation increases is based upon our historical experience and management's best estimate regarding future expectations. We amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits.

     For our postretirement plans that provide medical and life insurance benefits, we review external data and our historical health care cost trends with our actuarial advisors to determine the health care cost trend rates.

     INCOME TAXES - Our effective tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The tax bases of our assets and liabilities reflect our best estimate of the ultimate outcome of our tax audits. Valuation allowances are established where expected future taxable income does not support the recognition of the related deferred tax asset.

     EARNINGS PER SHARE - We compute basic earnings per share by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock that would then participate in net income.

     CASH EQUIVALENTS - Cash equivalents represent funds we have temporarily invested with original maturities not exceeding three months.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS - We determine our allowance for doubtful accounts based on the evaluation of the aging of our trade receivable portfolio and a customer-by-customer analysis of our high-risk customers. Our reserves contemplate our historical loss rate on receivables, specific customer situations, and the economic environments in which we operate.

     INVENTORIES - We value our inventories at the lower of cost computed on the first-in, first-out method or net realizable value for the majority of our locations. For our recent acquisitions in Mexico and Turkey, we value inventories at the lower of cost computed on the weighted-average cost method or net realizable value.

     PROPERTY, PLANT AND EQUIPMENT - We state property, plant and equipment ("PP&E") at cost, except for PP&E that has been impaired, for which we write down the carrying amount to estimated fair market value, which then becomes the new cost basis.

     INTANGIBLE ASSETS - During 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. Effective the first day of fiscal year 2002, we no longer amortize goodwill and certain franchise rights, but evaluate them for impairment annually.

     Our identifiable intangible assets principally arise from the allocation of the purchase price of businesses acquired, and consist primarily of franchise rights. Our franchise rights are typically perpetual in duration, subject to compliance with the underlying franchise agreement. The value and life of our franchise rights are directly associated with the underlying portfolio of brands that we are entitled to make, sell and distribute under applicable franchise agreements. In considering whether franchise rights have an indefinite useful life, we consider the nature and terms of the underlying franchise agreements; our intent and ability to use the franchise rights; and the age and market position of the products within the franchise as well as the historical and projected growth of those products. We assign amounts to such identifiable intangibles based on their estimated fair values at the date of acquisition.

     In accordance with Emerging Issues Task Force ("EITF") Issue No. 02-07, "Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets," we evaluate our franchise rights with indefinite useful lives for impairment annually as asset groups on a country-by-country basis ("asset groups"). We measure the fair value of these asset groups utilizing discounted estimated future cash flows, including a terminal value, which assumes the franchise rights will continue in perpetuity. Our long-term terminal growth assumptions reflect our current long-term view of the marketplace. Our discount rate is based upon our weighted-average cost of capital plus an additional risk premium to reflect the risk and uncertainty inherent in separately acquiring a franchise agreement between a willing buyer and a willing seller. Each year we re-evaluate our assumptions in our discounted cash flow model to address changes in our business and marketplace conditions. Based upon our annual impairment analysis, the estimated fair values of our franchise rights with indefinite lives exceeded their carrying amounts in 2002.

     In accordance with SFAS No. 142, we evaluate goodwill on a country-by-country basis ("reporting unit") for impairment. We evaluate each reporting unit for impairment based upon a two-step approach. First, we compare the fair value of our reporting unit with its carrying value. Second, if the carrying value of our reporting unit exceeds its fair value, we compare the implied fair value of the reporting unit's goodwill to its carrying amount to measure the amount of impairment loss. In measuring the implied fair value of goodwill, we would allocate the fair value of the reporting unit to each of its assets and liabilities (including any unrecognized intangible assets). Any excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

     We measure the fair value of a reporting unit as the discounted estimated future cash flows, including a terminal values, which assumes the business continues in perpetuity, less its respective minority interest and net debt (net of cash and cash equivalents). Our long-term terminal growth assumptions reflect our current long-term view of the marketplace. Our discount rate is based upon our weighted-average cost of capital. Each year we re-evaluate our assumptions in our discounted cash flow model to address changes in our business and marketplace conditions. Based upon our annual impairment analysis in the fourth quarter of 2002, the estimated fair value of our reporting units exceeded their carrying value and as result, we did not proceed to the second step of the impairment test.

    Other identifiable intangible assets that are subject to amortization are amortized straight-line over the period in which we expect to receive economic benefit and are reviewed for impairment when facts and circumstances indicate that the carrying value of the asset may not be recoverable. Determining the expected life of these intangible assets is based on an evaluation of a number of factors, including the competitive environment, market share and brand history. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.

     INVESTMENT IN DEBT DEFEASANCE TRUST - We have purchased $181 million in U.S. government securities and placed those securities into an irrevocable trust, for the sole purpose of funding payments of principal and interest on the $160 million of 9 3/4% senior notes maturing in March 2004, in order to defease their respective covenants. These marketable securities have maturities that coincide with the scheduled interest payments of the senior notes and ultimate payment of principal. We have categorized these marketable securities as held-to-maturity as we have the positive intent and ability to hold these securities to maturity. Held-to-maturity securities are carried at amortized cost. The total amortized cost for these held-to-maturity securities at December 28, 2002, was $182 million. The current portion of these held-to-maturity securities is recorded in prepaid expenses and other current assets in the amount of $12 million, and the remaining long-term portion of $170 million is recorded in investment in debt defeasance trust in our Consolidated Balance Sheets.

     CASUALTY INSURANCE COSTS - We are self-insured for casualty costs in the United States. Casualty insurance costs for our self-insurance program represent the ultimate net cost of all reported and estimated unreported losses incurred during the fiscal year. Our liability for casualty costs of $69 million as of December 28, 2002, is estimated using individual case-based valuations and statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. We do not discount loss expense reserves.

     MINORITY INTEREST - PBG and PepsiCo contributed bottling businesses and assets used in the bottling businesses to Bottling Group, LLC, our principal operating subsidiary, in connection with the formation of Bottling Group, LLC in February 1999. At December 28, 2002, PBG owns 93.2% of Bottling Group, LLC and PepsiCo owns the remaining 6.8%. Accordingly, the Consolidated Financial Statements reflect PepsiCo's share of the consolidated net income of Bottling Group, LLC as minority interest in our Consolidated Statements of Operations, and PepsiCo's share of consolidated net assets of Bottling Group, LLC as minority interest in our Consolidated Balance Sheets.

     TREASURY STOCK - We record the repurchase of shares of our common stock at cost and classify these shares as treasury stock within shareholders' equity. Repurchased shares are included in our authorized and issued shares but not included in our shares outstanding. We record shares reissued using an average cost. Since the inception of our share repurchase program in October 1999, we have repurchased approximately 40 million shares and have reissued approximately 10 million for stock option exercises.

     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - We use derivative instruments to hedge against the risk associated with the price of commodities purchased and used in our business, interest rates on outstanding debt and in 2002, certain currency exposures relating to our acquisition of Pepsi-Gemex, S.A. de C.V. ("Gemex"), a company we acquired in November 2002. Our use of derivative instruments is limited to interest rate swaps, forward contracts, futures and options on futures contracts. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.

     All derivative instruments are recorded at fair value as either assets or liabilities in our Consolidated Balance Sheets. Derivative instruments are generally designated and accounted for as either a hedge of a recognized asset or liability ("fair value hedge") or a hedge of a forecasted transaction ("cash flow hedge").

     For a fair value hedge, both the effective and ineffective portions of the change in fair value of the derivative instrument, along with an adjustment to the carrying amount of the hedged item for fair value changes attributable to the hedged risk, are recognized in earnings. For derivative instruments that hedge interest rate risk, the fair value adjustments are recorded to interest expense, net, in the Consolidated Statements of Operations.

     For a cash flow hedge, the effective portion of changes in the fair value of the derivative instrument that are highly effective are deferred in accumulated other comprehensive loss until the underlying hedged item is recognized in earnings. The applicable gain or loss is recognized in earnings immediately and is recorded consistent with the expense classification of the underlying hedged item.

     The ineffective portion of fair value changes on qualifying cash flow hedges is recognized in earnings immediately and is recorded consistent with the expense classification of the underlying hedged item. If a fair value or cash flow hedge were to cease to qualify for hedge accounting or be terminated, it would continue to be carried on the balance sheet at fair value until settled, but hedge accounting would be discontinued prospectively. If a forecasted transaction were no longer probable of occurring, amounts previously deferred in accumulated other comprehensive loss would be recognized immediately in earnings.

     On occasion, we enter into derivative instruments that do not qualify for hedge accounting. These instruments are reflected in the Consolidated Balance Sheets at fair value with changes in fair value recognized in earnings.

     We also may enter into certain derivative instruments for which hedge accounting is not required because it is entered into to offset changes in the fair value of an underlying transaction recognized in earnings ("natural hedge"). These instruments are reflected in the Consolidated Balance Sheets at fair value with changes in fair value recognized in earnings.

     STOCK-BASED EMPLOYEE COMPENSATION - We measure stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense for stock option grants to our employees is measured as the excess of the quoted market price of common stock at the grant date over the amount the employee must pay for the stock. Our policy is to grant stock options at fair value on the date of grant. As allowed by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." If we had measured compensation cost for the stock options granted to our employees under the fair value based method prescribed by SFAS No. 123, net income would have been changed to the pro forma amounts set forth below:

                                                                               2002         2001          2000
                                                                             -------       -------       -------
Net Income

   Reported ...........................................................      $   428       $   305       $   229
   Less: Total stock-based employee compensation expense determined
             under fair value based method for all awards, net of taxes          (40)          (36)          (25)
                                                                             -------       -------       -------
   Pro forma ..........................................................      $   388       $   269       $   204
                                                                             =======       =======       =======

Earnings per Share

   Basic - as reported ................................................      $  1.52       $  1.07       $  0.78
   Diluted - as reported ..............................................      $  1.46       $  1.03       $  0.77

   Basic - pro forma ..................................................      $  1.38       $  0.94       $  0.70
   Diluted - pro forma ................................................      $  1.32       $  0.91       $  0.69

     Pro forma compensation cost measured for stock options granted to employees is amortized straight-line over the vesting period, which is typically three years.

     COMMITMENTS AND CONTINGENCIES - We are subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Liabilities related to commitments and contingencies are recognized when a loss is probable and reasonably estimable.

     NEW ACCOUNTING STANDARDS - During 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. Effective the first day of fiscal year 2002 we no longer amortize goodwill and certain franchise rights, but evaluate them for impairment annually. We have completed our annual impairment review and have determined that our goodwill and indefinite-lived intangible assets are not impaired. The following table provides pro forma disclosure of the elimination of goodwill and certain franchise rights amortization in 2001 and 2000, as if SFAS No. 142 had been adopted in 2000:

                                                              2002         2001        2000
                                                            -------      -------      -------
Reported net income ..................................      $   428      $   305      $   229
   Add back: Goodwill amortization, net of tax .......           --           27           27
   Add back: Franchise rights amortization, net of tax           --           64           63
                                                            -------      -------      -------
Adjusted net income ..................................      $   428      $   396      $   319
                                                            =======      =======      =======

Reported earnings per common share - Basic ...........      $  1.52      $  1.07      $  0.78
   Add back: Goodwill amortization, net of tax .......           --         0.09         0.09
   Add back: Franchise rights amortization, net of tax           --         0.23         0.22
                                                            -------      -------      -------
Adjusted earnings per common share - Basic ...........      $  1.52      $  1.39      $  1.09
                                                            =======      =======      =======

Reported earnings per common share - Diluted .........      $  1.46      $  1.03      $  0.77
   Add back: Goodwill amortization, net of tax .......           --         0.09         0.09
   Add back: Franchise rights amortization, net of tax           --         0.22         0.21
                                                            -------      -------      -------
Adjusted earnings per common share - Diluted .........      $  1.46      $  1.34      $  1.07
                                                            =======      =======      =======

     During 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS No. 143 is effective for fiscal year 2003. We do not anticipate that the adoption of SFAS No. 143 will have a material impact on our Consolidated Financial Statements.

     During 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. We adopted SFAS No. 144 at the beginning of fiscal year 2002. The adoption of SFAS No. 144 did not have a material impact on our Consolidated Financial Statements.

     During 2001, the EITF issued EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products," which addresses the recognition of income statement and classification of various sales incentives. We adopted EITF Issue No. 01-09 at the beginning of fiscal 2002 and it did not have a material impact on our Consolidated Financial Statements.

     During 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with the Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have a material impact on our Consolidated Financial Statements.

     During 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement requires SFAS No. 123 disclosure requirements in both annual and interim financial statements. We will continue to measure stock-based compensation expense in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations, and therefore we do not anticipate that the adoption of SFAS No. 148 will have a material impact on our Consolidated Financial Statements.

     During 2002, the EITF addressed various issues related to the income statement classification of certain payments received by a customer from a vendor. In November 2002, the EITF reached a consensus on Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," addressing the recognition and income statement classification of various consideration given by a vendor to a customer. Among its requirements, the consensus requires that certain cash consideration received by a customer from a vendor is presumed to be a reduction of the price of the vendor's products, and therefore should be characterized as a reduction of cost of sales when recognized in the customer's income statement, unless certain criteria are met. EITF Issue No. 02-16 will be effective beginning in our fiscal year 2003. We currently classify bottler incentives received from PepsiCo and other brand owners as adjustments to net revenues and selling, delivery and administrative expenses. In accordance with EITF Issue No. 02-16, we will classify certain bottler incentives as a reduction of cost of sales beginning in 2003. We are currently assessing the transitional guidance released by the EITF to determine the net impact to our Consolidated Financial Statements.

NOTE 3 -- INVENTORIES

                                                                    2002      2001
                                                                   -----     -----
Raw materials and supplies...................................      $ 162     $ 117
Finished goods...............................................        216       214
                                                                   -----     -----
                                                                   $ 378     $ 331
                                                                   =====     =====

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT, NET

                                                2002          2001
                                              -------       -------
Land ...................................      $   228       $   145
Buildings and improvements .............        1,126           925
Manufacturing and distribution equipment        2,768         2,308
Marketing equipment ....................        2,008         1,846
Other ..................................          154           121
                                              -------       -------
                                                6,284         5,345
Accumulated depreciation ...............       (2,976)       (2,802)
                                              -------       -------
                                              $ 3,308       $ 2,543
                                              =======       =======

We calculate depreciation on a straight-line basis over the estimated lives of the assets as follows:

Buildings and improvements........................      20-33 years
Manufacturing equipment...........................      15 years
Distribution equipment............................      2-10 years
Marketing equipment...............................      3-7 years

NOTE 5 -- INTANGIBLE ASSETS, NET

                                                                               2002          2001
                                                                             -------       -------
Intangibles subject to amortization:
   Gross carrying amount:
   Franchise rights ...................................................      $    20       $    12
   Other identifiable intangibles .....................................           24            39
                                                                             -------       -------
                                                                                  44            51
                                                                             -------       -------
   Accumulated amortization:
   Franchise rights ...................................................           (6)           (2)
   Other identifiable intangibles .....................................           (9)          (25)
                                                                             -------       -------
                                                                                 (15)          (27)
                                                                             -------       -------
    Intangibles subject to amortization (less accumulated amortization)           29            24
                                                                             -------       -------

Intangibles not subject to amortization:
   Carrying amount:
   Franchise rights ...................................................        3,424         2,577
   Goodwill ...........................................................        1,192         1,046
   Other identifiable intangibles .....................................           42            37
                                                                             -------       -------
   Intangibles not subject to amortization ............................        4,658         3,660
                                                                             -------       -------
Total Intangible Assets (less accumulated amortization) ...............      $ 4,687       $ 3,684
                                                                             =======       =======

     For intangible assets subject to amortization, we calculate amortization on a straight-line basis over the period we expect to receive economic benefit. Total amortization expense was $8 million, $135 million and $131 million in 2002, 2001 and 2000, respectively. The weighted-average amortization period for each class of intangible assets and their estimated aggregate amortization expense expected to be recognized over the next five years are as follows:

                                     Weighted-Average
                                    Amortization Period      Estimated Aggregate Amortization Expense to be Incurred
                                    -------------------      -------------------------------------------------------

                                                             2003         2004          2005          2006          2007
                                                             ----         ----          ----          ----          ----
Franchise rights ................   5  years                  $4           $4            $4            $2           $--
Other identifiable intangibles ..   7  years                  $4           $4            $3            $2            $1

Through our various current and prior year acquisitions we accumulated $146 million of goodwill during 2002.

NOTE 6 -- ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

                                        2002        2001
                                       ------      ------
Accounts payable ................      $  394      $  362
Trade incentives ................         210         205
Accrued compensation and benefits         181         141
Accrued interest ................          81          71
Other accrued taxes .............          57          38
Other current liabilities .......         256         187
                                       ------      ------
                                       $1,179      $1,004
                                       ======      ======

NOTE 7 -- SHORT-TERM BORROWINGS AND LONG-TERM DEBT

                                                                        2002        2001
                                                                       ------      ------
Short-term borrowings
   Current maturities of long-term debt .........................      $   18      $    3
   Other short-term borrowings ..................................          51          74
                                                                       ------      ------
                                                                       $   69      $   77
                                                                       ======      ======
Long-term debt
   5 5/8% senior notes due 2009 .................................      $1,300      $1,300
   5 3/8% senior notes due 2004 .................................       1,000       1,000
   7% senior notes due 2029 .....................................       1,000       1,000
   4 5/8% senior notes due 2012 .................................       1,000          --
   9 3/4% senior notes due 2004 .................................         160          --
   Other (average rate 3.7%) ....................................          74          11
                                                                       ------      ------
                                                                        4,534       3,311
   Add: SFAS No. 133 adjustment * ...............................          23           7
        Fair value adjustment relating to purchase accounting              14          --
   Less: Unamortized discount, net ..............................          30          30
        Current maturities of long-term debt ....................          18           3
                                                                       ------      ------
                                                                       $4,523      $3,285
                                                                       ======      ======

* In accordance with the requirements of SFAS No. 133, the portion of our fixed-rate debt obligations that is hedged is reflected in our Consolidated Balance Sheets as an amount equal to the sum of the debt's carrying value plus a SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates.

     Maturities of long-term debt as of December 28, 2002, are 2003: $18 million, 2004: $1,165 million, 2005: $5 million, 2006: $3 million, 2007: $37 million and thereafter, $3,306 million.

     The $1.3 billion of 5 5/8% senior notes (with an effective interest rate of 5.6%) and the $1.0 billion of 5 3/8% senior notes (with an effective interest rate of 4.5%) were issued on February 9, 1999, by our subsidiary Bottling Group, LLC and are guaranteed by PepsiCo. PBG issued the $1.0 billion of 7% senior notes (with an effective interest rate of 7.0%) on March 8, 1999 and they are guaranteed by Bottling Group, LLC.

     The $1.0 billion of 4 5/8% senior notes (with an effective interest rate of 4.6%) was issued on November 15, 2002, by our subsidiary Bottling Group, LLC and will be guaranteed by PepsiCo, in accordance with the terms set forth in the related indenture.

     Each of the senior notes mentioned above has redemption features, covenants and will, among other things, limit our ability and the ability of our restricted subsidiaries to create or assume liens, enter into sale and lease-back transactions, engage in mergers or consolidations and transfer or lease all or substantially all of our assets.

     The $160 million of 9 3/4% senior notes were issued by Gemex. These senior notes have an effective interest rate of 3.7% after a fair value adjustment of $14 million resulting from our acquisition of Gemex. In December 2002, we purchased $181 million of U.S. government securities and placed those securities into an irrevocable trust, for the sole purpose of funding payments of principal and interest on the $160 million of 9 3/4% senior notes maturing in March 2004, in order to defease its respective covenants. We estimate that the U.S. government securities will be sufficient to satisfy all future principal and interest requirements of the senior notes. See Note 2.

     We have a $500 million commercial paper program that is supported by two $250 million credit facilities. One of the credit facilities expires in May 2003 and the other credit facility expires in April 2004. There were no borrowings outstanding under these credit facilities at December 28, 2002, or December 29, 2001.

     We have available short-term bank credit lines of approximately $167 million and $177 million at December 28, 2002, and December 29, 2001, respectively. These lines were used to support the general operating needs of our businesses outside the United States. The weighted-average interest rate for these lines of credit outstanding at December 28, 2002, and December 29, 2001, was 8.9% and 4.3%, respectively.

     Amounts paid to third parties for interest were $196 million, $191 million and $202 million in 2002, 2001 and 2000, respectively. Total interest expense incurred during 2002, 2001 and 2000 was $200 million, $204 million and $208 million, respectively.

NOTE 8 -- COMMITMENTS

     We have noncancellable commitments under both capital and long-term operating leases, which consist principally of buildings, office equipment and machinery. Capital and operating lease commitments expire at various dates through 2021. Most leases require payment of related executory costs, which include property taxes, maintenance and insurance.

     Our future minimum commitments under noncancellable leases are set forth below:

                     LEASES
                     ------
                CAPITAL   OPERATING
                -------   ---------
2003 ......      $  1      $ 34
2004 ......         1        25
2005 ......        --        19
2006 ......        --        15
2007 ......        --        14
Later years         3        70
                -------   ---------
                 $  5      $177
                =======   =========

     In addition, at December 28, 2002, we have outstanding letters of credit and surety bonds valued at $98 million primarily to provide collateral for estimated self-insurance claims and other insurance requirements.

     At December 28, 2002, the present value of minimum payments under capital leases was $3 million, after deducting $2 million for imputed interest. Our rental expense was $62 million, $40 million and $42 million for 2002, 2001 and 2000, respectively.

NOTE 9 -- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     These Consolidated Financial Statements reflect the implementation of SFAS No. 133, as amended by SFAS No. 138, on the first day of fiscal year 2001. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts, which are collectively referred to as derivatives. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. In June 2000, the FASB issued SFAS No. 138, amending the accounting and reporting standards of SFAS No. 133. Prior to the adoption of SFAS No. 133, there were no deferred gains or losses from our hedging activities recorded in our Consolidated Financial Statements. The adoption of these statements resulted in the recording of a deferred gain in our Consolidated Balance Sheets, which was recorded as an increase to current assets of $4 million and a reduction of other comprehensive loss of $4 million. Furthermore, the adoption had no impact on our Consolidated Statements of Operations.

     As of December 28, 2002, our use of derivative instruments is limited to interest rate swaps, forward contracts, futures and options on futures contracts. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.

     CASH FLOW HEDGES - We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use future and option contracts to hedge the risk of adverse movements in commodity prices related to anticipated purchases of aluminum and fuel used in our operations. These contracts, which generally range from one to 12 months in duration, establish our commodity purchase prices within defined ranges in an attempt to limit our purchase price risk resulting from adverse commodity price movements and are designated as and qualify for cash flow hedge accounting treatment.

     The amount of deferred losses from our commodity hedging that we recognized into cost of sales in our Consolidated Statements of Operations was $22 million in 2002 and $4 million for 2001. As a result of our commodity hedges, $16 million and $19 million of deferred losses (before taxes and minority interest) remained in accumulated other comprehensive loss in our Consolidated Balance Sheets based on the commodity rates in effect on December 28, 2002, and December 29, 2001, respectively. The adjustment to accumulated other comprehensive loss is reflected after income taxes and minority interest of $7 million and $8 million in 2002 and 2001, respectively, in our Consolidated Statements of Changes in Shareholders' Equity. Assuming no change in the commodity prices as measured on December 28, 2002, $13 million of the deferred loss will be recognized in our cost of sales over the next 12 months. The ineffective portion of the change in fair value of these contracts was not material to our results of operations in 2002 or 2001.

     On November 15, 2002, Bottling Group, LLC issued a $1 billion 10 year bond with an interest rate of 4 5/8%. In anticipation of the bond issuance, Bottling Group, LLC entered into several treasury rate future contracts to hedge against adverse interest rate changes. We recognized $8 million as a deferred gain (before taxes and minority interest) reported in accumulated other comprehensive loss resulting from these treasury rate contracts. The adjustment to accumulated other comprehensive income is reflected after minority interest and income taxes of $3 million. These deferred gains are released to match the underlying interest expense on the debt. Deferred gains of $0.7 million will be recognized in interest expense over the next 12 months.

     FAIR VALUE HEDGES - We finance a portion of our operations through fixed-rate debt instruments. We converted our entire $1.0 billion 5 3/8% senior notes and $300 million of our $1.3 billion 5 5/8% senior notes to floating rate debt through the use of interest rate swaps with the objective of reducing our overall borrowing costs. These interest rate swaps meet the criteria for fair value hedge accounting and are 100% effective in eliminating the market rate risk inherent in our long-term debt. Accordingly, any gain or loss associated with these swaps are fully offset by the opposite market impact on the related debt. The change in fair value of the interest rate swaps was a gain of $16 million in 2002 and a gain of $7 million in 2001. The fair value change was recorded in interest expense, net in our Consolidated Statements of Operations and in prepaid expenses and other current assets in our Consolidated Balance Sheets. An offsetting adjustment was recorded in interest expense, net in our Consolidated Statements of Operations and in long-term debt in our Consolidated Balance Sheets representing the change in fair value of the related long-term debt.

     UNFUNDED DEFERRED COMPENSATION LIABILITY - Our unfunded deferred compensation liability is subject to changes in our stock price as well as price changes in other equity and fixed income investments. Participating employees in our deferred compensation program can elect to defer all or a portion of their compensation to be paid out on a future date or dates. As part of the deferral process, employees select from phantom investment options that determine the earnings on the deferred compensation liability and the amount that they will ultimately receive. Employee investment elections include PBG stock and a variety of other equity and fixed income investment options.

     Since the plan is unfunded, employees' deferred compensation amounts are not directly invested in these investment vehicles. Instead, we track the performance of each employee's investment selections and adjust his or her deferred compensation account accordingly. The adjustments to the employees' accounts increases or decreases the deferred compensation liability reflected on our Consolidated Balance Sheets with an offsetting increase or decrease to our selling, delivery and administrative expenses.

     We use prepaid forward contracts to hedge the portion of our deferred compensation liability that is based on our stock price. At December 28, 2002, we had a prepaid forward contract for 638,000 shares at an exercise price of $28.50, which was accounted for as a natural hedge. This contract requires cash settlement and has a fair value at December 28, 2002, of $16 million recorded in prepaid expenses and other current assets in our Consolidated Balance Sheets. The fair value of this contract changes based on the change in our stock price compared with the contract exercise price. We recognized $1 million in gains in 2002 and $2 million in gains in 2001, resulting from the change in fair value of these prepaid forward contracts. The earnings impact from these instruments are classified as selling, delivery and administrative expenses.

     OTHER DERIVATIVES - During 2002, we entered into option contracts to mitigate certain foreign currency risks in anticipation of our acquisition of Gemex. Although these instruments did not qualify for hedge accounting, they were deemed derivatives since they contained a net settlement clause. These options expired unexercised and the cost of these options of $7 million has been recorded in other non-operating expenses, net in our Consolidated Statements of Operations.

     OTHER FINANCIAL ASSETS AND LIABILITIES - Financial assets with carrying values approximating fair value include cash and cash equivalents and accounts receivable. Financial liabilities with carrying values approximating fair value include accounts payable and other accrued liabilities and short-term debt. The carrying value of these financial assets and liabilities approximates fair value due to the short maturities and since interest rates approximate current market rates for short-term debt.

     Long-term debt at December 28, 2002, had a carrying value and fair value of $4.5 billion and $4.9 billion, respectively, and at December 29, 2001, had a carrying value and fair value of $3.3 billion and $3.4 billion, respectively. The fair value is based on interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities.

NOTE 10 -- PENSION AND POSTRETIREMENT BENEFIT PLANS

     PENSION BENEFITS

     Our U.S. employees participate in noncontributory defined benefit pension plans, which cover substantially all full-time salaried employees, as well as most hourly employees. Benefits generally are based on years of service and compensation, or stated amounts for each year of service. All of our qualified plans are funded and contributions are made in amounts not less than minimum statutory funding requirements and not more than the maximum amount that can be deducted for U.S. income tax purposes. Our net pension expense for the defined benefit plans for our operations outside the U.S. was not significant.

     Our U.S. employees are also eligible to participate in our 401(k) savings plans, which are voluntary defined contribution plans. We make matching contributions to the 401(k) savings plans on behalf of participants eligible to receive such contributions. If a participant has one or more but less than 10 years of eligible service, our match will equal $0.50 for each dollar the participant elects to defer up to 4% of the participant's pay. If the participant has 10 or more years of eligible service, our match will equal $1.00 for each dollar the participant elects to defer up to 4% of the participant's pay.

                                                                        PENSION
                                                               --------------------------
Components of pension expense:                                 2002       2001        2000
                                                               ----       ----       ----
Service cost ............................................      $ 28       $ 25       $ 24
Interest cost ...........................................        56         50         49
Expected return on plan assets ..........................       (66)       (57)       (53)
Amortization of prior service amendments ................         6          4          5
Special termination benefits ............................         1         --         --
                                                               ----       ----       ----
Net pension expense for the defined benefit plans .......      $ 25       $ 22       $ 25
                                                               ----       ----       ----

Cost of defined contribution plans ......................      $ 18       $ 17       $ 15
                                                               ----       ----       ----

Total pension expense recognized in the Consolidated
Statements of Operations ................................      $ 43       $ 39       $ 40
                                                               ====       ====       ====

     POSTRETIREMENT BENEFITS

     Our postretirement plans provide medical and life insurance benefits principally to U.S. retirees and their dependents. Employees are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. The plans are not funded and since 1993 have included retiree cost sharing.

                                                                     POSTRETIREMENT
                                                               --------------------------
                                                               2002       2001       2000
                                                               ----       ----       ----
Components of postretirement benefits expense:
 Service cost ...........................................      $  3       $  3       $  3
 Interest cost ..........................................        17         16         14
 Amortization of net loss ...............................         2          1          1
 Amortization of prior service amendments ...............        (6)        (6)        (6)
                                                               ----       ----       ----
 Net postretirement benefits expense recognized in the
 Consolidated Statements of Operations ..................      $ 16       $ 14       $ 12
                                                               ====       ====       ====

    CHANGES IN THE BENEFIT OBLIGATION

                                                     PENSION             POSTRETIREMENT
                                                -----------------       -----------------
                                                 2002        2001        2002        2001
                                                -----       -----       -----       -----
Obligation at beginning of year                 $ 760       $ 664       $ 228       $ 212
Service cost ...............................       28          25           3           3
Interest cost ..............................       56          50          17          16
Plan amendments ............................       22          10          --          --
Actuarial loss .............................      127          48          55          14
Benefit payments ...........................      (41)        (37)        (17)        (17)
Special termination benefits ...............        1          --          --          --
                                                -----       -----       -----       -----
Obligation at end of year ..................    $ 953       $ 760       $ 286       $ 228
                                                =====       =====       =====       =====

    CHANGES IN THE FAIR VALUE OF ASSETS

                                                     PENSION              POSTRETIREMENT
                                                -----------------       -----------------
                                                 2002        2001       2002         2001
                                                -----       -----       -----       -----
Fair value at beginning of year                 $ 578       $ 665       $  --       $  --
Actual return on plan assets ...............      (61)       (120)         --          --
Asset transfers ............................       11          --          --          --
Employer contributions .....................       51          70          17          17
Benefit payments ...........................      (41)        (37)        (17)        (17)
                                                -----       -----       -----       -----
Fair value at end of year ..................    $ 538       $ 578       $  --       $  --
                                                =====       =====       =====       =====

     SELECTED INFORMATION FOR THE PLANS WITH ACCUMULATED BENEFIT OBLIGATIONS IN EXCESS OF PLAN ASSETS

                                                           PENSION         POSTRETIREMENT
                                                       --------------      --------------
                                                       2002      2001      2002      2001
                                                       ----      ----      ----      ----
Projected benefit obligation .......................   $953      $760      $286      $228
Accumulated benefit obligation .....................    843       690       286       228
Fair value of plan assets * ........................    663       604        --        --

*Includes fourth quarter employer contributions.


     FUNDED STATUS RECOGNIZED ON THE CONSOLIDATED BALANCE SHEETS

                                                                        PENSION               POSTRETIREMENT
                                                                    -----------------       -----------------
                                                                     2002        2001        2002        2001
                                                                    -----       -----       -----       -----
Funded status at end of year .................................      $(415)      $(182)      $(286)      $(228)
Unrecognized prior service cost ..............................         41          36          (9)        (16)
Unrecognized loss ............................................        407         153         110          57
Unrecognized transition asset ................................         --          (1)         --          --
Fourth quarter employer contribution .........................        125          26           6           5
                                                                    -----       -----       -----       -----
Net amounts recognized .......................................      $ 158       $  32       $(179)      $(182)
                                                                    =====       =====       =====       =====

     NET AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS

                                                                         PENSION             POSTRETIREMENT
                                                                    -----------------       -----------------
                                                                     2002        2001        2002        2001
                                                                    -----       -----       -----       -----
Other liabilities ...........................................       $(196)      $(101)      $(179)      $(182)
Intangible assets ...........................................          42          37          --          --
Accumulated other comprehensive loss.........................         312          96          --          --
                                                                    -----       -----       -----       -----
Net amounts recognized ......................................       $ 158       $  32       $(179)      $(182)
                                                                    =====       =====       =====       =====

     At December 28, 2002, and December 29, 2001, the accumulated benefit obligation of certain PBG pension plans exceeded the fair market value of the plan assets resulting in the recognition of the unfunded liability as a minimum balance sheet liability. As a result of this additional liability, our intangible asset increased by $5 million to $42 million in 2002, which equals the amount of unrecognized prior service cost in our plans. The remainder of the liability that exceeded the unrecognized prior service cost was recognized as an increase to accumulated other comprehensive loss of $216 million and $96 million in 2002 and 2001, respectively, before taxes and minority interest. The adjustment to accumulated other comprehensive loss is reflected after minority interest of $15 million and $7 million, and deferred income taxes of $78 million and $34 million in 2002 and 2001, respectively in our Consolidated Statements of Changes in Shareholders' Equity.

ASSUMPTIONS

The weighted-average assumptions used to compute the above information are set forth below:

                                                                                              PENSION
                                                                                     ------------------------
                                                                                     2002       2001     2000
                                                                                     ----       ----     ----
Discount rate for benefit obligation ............................................    6.8%      7.5%      7.8%
Expected return on plan assets (1) ..............................................    9.5%      9.5%      9.5%

Rate of compensation increase ...................................................    4.3%      4.3%      4.6%

(1) Expected return on plan assets is presented after administration expenses.

                                                                                       POSTRETIREMENT
                                                                                  ---------------------------
                                                                                  2002       2001        2000
                                                                                  ----       ----        ----
Discount rate for benefit obligation...........................................   6.8%       7.5%        7.8%

     We evaluate these assumptions with our actuarial advisors on an annual basis and we believe they are within accepted industry ranges, although an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

FUNDING AND PLAN ASSETS

     The pension plan assets are principally invested in stocks and bonds. None of the assets are invested directly into PBG, PepsiCo or any bottling affiliates of PepsiCo, although it is possible that insignificant indirect investments exist through our broad market indices. Our contributions are made in accordance with applicable tax regulations that provide for current tax deductions for our contributions and for taxation to the employee of plan benefits when the benefits are received. We do not fund our pension plan and postretirement plans when our contributions would not be deductible and when benefits would be taxable to the employee before receipt. Of the total pension liabilities at year end 2002, $52 million relates to plans not funded due to these unfavorable tax consequences.

 HEALTH CARE COST TREND RATES

     We have assumed an average increase of 12.0% in 2003 in the cost of postretirement medical benefits for employees who retired before cost sharing was introduced. This average increase is then projected to decline gradually to 5.0% in 2013 and thereafter.

     Assumed health care cost trend rates have an impact on the amounts reported for postretirement medical plans. A one-percentage point change in assumed health care costs would have the following effects:

                                                                                                1%          1%
                                                                                            INCREASE      DECREASE
                                                                                            --------      --------

Effect on total fiscal year 2002 service and interest cost components ...................     $--            $--
Effect on the fiscal year 2002 accumulated postretirement benefit obligation ............     $10            $(8)

NOTE 11 -- EMPLOYEE STOCK OPTION PLANS

     Under our long-term incentive plan, stock options are issued to middle and senior management employees and vary according to salary and level within PBG. Except as noted below, options granted in 2002, 2001 and 2000 had exercise prices ranging from $23.25 per share to $29.25 per share, $18.88 per share to $22.50 per share, and $9.38 per share to $15.88 per share, respectively, expire in 10 years and generally become exercisable 25% after one year, an additional 25% after two years, and the remainder after three years.

     In 2001, two additional option grants were made to certain senior management employees. One grant had an exercise price of $19.50 per share, expires in 10 years and became exercisable on the grant date. The other grant had an exercise price of $22.50 per share, expires in 10 years and becomes exercisable in 5 years.

     The following table summarizes option activity during 2002:


                                                                                WEIGHTED-
                                                                                AVERAGE
                                                                                EXERCISE
Options in millions                                                 OPTIONS      PRICE
                                                                    -------     --------
Outstanding at beginning of year .............................        39.7       $13.20
   Granted ...................................................         6.4        25.32
   Exercised .................................................        (8.1)       11.63
   Forfeited .................................................        (0.6)       16.89
                                                                    ------       ------
Outstanding at end of year ...................................        37.4       $15.53
                                                                    ======       ======
Exercisable at end of year ...................................        19.9       $12.59
                                                                    ======       ======
Weighted-average fair value of options granted during the year                   $10.89
                                                                                 ======

     The following table summarizes option activity during 2001:

                                                                                WEIGHTED-
                                                                                AVERAGE
                                                                                EXERCISE
Options in millions                                                 OPTIONS      PRICE
                                                                    -------     --------
Outstanding at beginning of year .............................        33.2       $10.75
   Granted ...................................................        10.2        20.47
   Exercised .................................................        (1.8)       10.84
   Forfeited .................................................        (1.9)       12.01
                                                                    ------       ------
Outstanding at end of year ...................................        39.7       $13.20
                                                                    ======       ======
Exercisable at end of year ...................................         6.6       $13.38
                                                                    ======       ======
Weighted-average fair value of options granted during the year                   $ 8.55
                                                                                 ======

     The following table summarizes option activity during 2000:

                                                                                WEIGHTED-
                                                                                AVERAGE
                                                                                EXERCISE
Options in millions                                                 OPTIONS      PRICE
                                                                    -------     --------
Outstanding at beginning of year .............................        22.4       $11.49
   Granted ...................................................        13.2         9.57
   Exercised .................................................        (0.2)       10.53
   Forfeited .................................................        (2.2)       11.20
                                                                    ------       ------
Outstanding at end of year ...................................        33.2       $10.75
                                                                    ======       ======
Exercisable at end of year ...................................         1.8       $11.11
                                                                    ======       ======
Weighted-average fair value of options granted during the year                   $ 4.68
                                                                                 ======

   Stock options outstanding and exercisable at December 28, 2002:

                                             OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                                  ---------------------------------------------          ---------------------------
                                                 WEIGHTED-
                                                 AVERAGE
Options in millions                              REMAINING          WEIGHTED-                           WEIGHTED-
                                                CONTRACTUAL          AVERAGE                             AVERAGE
RANGE OF EXERCISE PRICE           OPTIONS      LIFE IN YEARS     EXERCISE PRICE          OPTIONS      EXERCISE PRICE
-----------------------           -------      -------------     --------------          -------      --------------
$9.38-$11.49                        8.9              6.99             $ 9.39                7.0             $10.38
$11.50-$15.88                      13.2              6.06             $11.63                9.6             $11.61
$15.89-$22.50                       9.1              8.00             $20.49                3.2             $20.04
$22.51-$29.25                       6.2              9.00             $25.34                0.1             $25.16
                                   ----              ----             ------               ----             ------
                                   37.4              7.24             $15.53               19.9             $12.59
                                   ====              ====             ======               ====             ======

     The fair value of PBG stock options used to compute pro forma net income disclosures was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                                   2002            2001             2000
                                                                   ----            ----             ----
Risk-free interest rate.....................................        4.5%            4.6%             6.7%
Expected life...............................................     6 years         6 years          7 years
Expected volatility.........................................         37%             35%              35%
Expected dividend yield.....................................       0.16%           0.20%            0.43%

NOTE 12 -- INCOME TAXES

     The details of our income tax provision are set forth below:

                                                                   2002            2001             2000
                                                                  -----           -----            -----
Current:   Federal .........................................      $  61           $  93            $ 107
           Foreign .........................................         12               5                1
           State ...........................................         17              15               27
                                                                  -----           -----            -----
                                                                     90             113              135
                                                                  -----           -----            -----
Deferred:  Federal .........................................        115              43                7
           Foreign .........................................          2              (1)              --
           State ...........................................         14               6               (7)
                                                                  -----           -----            -----
                                                                    131              48               --
                                                                  -----           -----            -----
                                                                    221             161              135
           Rate change benefit                                       --             (25)              --
                                                                  -----           -----            -----
                                                                  $ 221           $ 136            $ 135
                                                                  =====           =====            =====

     Our 2001 income tax provision includes a nonrecurring reduction in income tax expense of $25 million due to enacted tax rate changes in Canada during 2001.

     Our U.S. and foreign income before income taxes is set forth below:

                                                                   2002            2001             2000
                                                                   ----            ----             ----
   U.S. ....................................................       $573            $375             $318
   Foreign..................................................         76              66               46
                                                                   ----            ----             ----
                                                                   $649            $441             $364
                                                                   ====            ====             ====


      Our reconciliation of income taxes calculated at the U.S. federal statutory rate to our provision for income taxes is set forth below:

                                                                   2002            2001             2000
                                                                   ----            ----             ----
Income taxes computed at the U.S. federal statutory rate....       35.0%           35.0%            35.0%
State income tax, net of federal tax benefit ...............        2.8             3.1              3.2
Impact of foreign results ..................................       (6.1)           (9.0)            (7.5)
Goodwill and other nondeductible expenses ..................        1.0             3.9              5.1
Other, net .................................................        1.3             3.5              1.2
                                                                   ----            ----             ----
                                                                   34.0            36.5             37.0
Rate change benefit ........................................         --            (5.7)              --
                                                                   ----            ----             ----
Total effective income tax rate ............................       34.0%           30.8%            37.0%
                                                                   ====            ====             ====

    The details of our 2002 and 2001 deferred tax liabilities (assets) are set forth below:

                                                                                   2002             2001
                                                                                -------          -------
Intangible assets and property, plant and equipment.........                    $ 1,424          $ 1,094
Other ......................................................                         94              109
                                                                                -------          -------
Gross deferred tax liabilities .............................                      1,518            1,203
                                                                                -------          -------

Net operating loss carryforwards ...........................                       (142)            (121)
Employee benefit obligations ...............................                       (191)            (141)
Bad debts ..................................................                        (22)             (13)
Various liabilities and other ..............................                       (106)             (72)
                                                                                -------          -------
Gross deferred tax assets ..................................                       (461)            (347)
Deferred tax asset valuation allowance .....................                        147              122
                                                                                -------          -------
Net deferred tax assets ....................................                       (314)            (225)
                                                                                -------          -------
Net deferred tax liability .................................                    $ 1,204          $   978
                                                                                =======          =======

CONSOLIDATED BALANCE SHEETS CLASSIFICATION


Prepaid expenses and other current assets...................                    $   (61)         $   (43)
Deferred income taxes.......................................                      1,265            1,021
                                                                                -------          -------
                                                                                $ 1,204          $   978
                                                                                =======          =======

     We have net operating loss carryforwards totaling $443 million at December 28, 2002, which are available to reduce future taxes in the U.S., Spain, Greece, Russia, Turkey and Mexico. Of these carryforwards, $14 million expire in 2003 and $429 million expire at various times between 2004 and 2022. We have established a full valuation allowance for the net operating loss carryforwards attributable to our operations in Spain, Greece, Russia, Turkey and Mexico based upon our projection that it is more likely than not that the benefit of these losses will not be realized. In addition, at December 28, 2002, we have tax credit carryforwards in the U.S. of $7 million with an indefinite carryforward period and in Mexico of $13 million, which expire at various times between 2006 and 2012.

     Our valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, have increased by $25 million in 2002 and decreased by $26 million in 2001. The increase in 2002 was mainly due to our business acquisitions in Turkey and Mexico.

     Deferred taxes are not recognized for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration. Determination of the amount of unrecognized deferred taxes related to these investments is not practicable.

     Income taxes receivable were $42 million and $15 million at December 28, 2002, and December 29, 2001, respectively. Such amounts are recorded within prepaid expenses and other current assets in our Consolidated Balance Sheets. Amounts paid to taxing authorities and related parties for income taxes were $49 million, $101 million and $147 million in 2002, 2001 and 2000, respectively.

      Under our tax separation agreement with PepsiCo, PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ending on or before our initial public offering that occurred in March 1999. PepsiCo has contractually agreed to act in good faith with respect to all tax audit matters affecting us. In accordance with the tax separation agreement, we will share on a pro rata basis any risk or upside resulting from the settlement of tax matters affecting us for these periods.

NOTE 13 -- GEOGRAPHIC DATA

     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages. We conduct business in 41 states and the District of Columbia in the United States. Outside the U.S., we conduct business in Canada, Spain, Russia, Greece, Turkey and Mexico.

                                                 NET REVENUES
                                     ----------------------------------
                                       2002          2001          2000
                                     ------        ------        ------
U.S. .......................         $7,572        $7,197        $6,830
Mexico .....................            164            --            --
Other countries ............          1,480         1,246         1,152
                                     ------        ------        ------
                                     $9,216        $8,443        $7,982
                                     ======        ======        ======

                                              LONG-LIVED ASSETS
                                     ----------------------------------
                                       2002          2001          2000
                                     ------        ------        ------
U.S. .......................         $5,577        $5,395        $5,192
Mexico......................          1,586            --            --
Other countries.............          1,127           914           960
                                     ------        ------        ------
                                     $8,290        $6,309        $6,152
                                     ======        ======        ======

NOTE 14 -- RELATIONSHIP WITH PEPSICO

     PepsiCo is considered a related party due to the nature of our franchisee relationship and its ownership interest in our company. Approximately 90% of PBG's 2002 volume was derived from the sale of Pepsi-Cola beverages. At December 28, 2002, PepsiCo owned approximately 37.8% of our outstanding common stock and 100% of our outstanding class B common stock, together representing approximately 42.9% of the voting power of all classes of our voting stock. In addition, PepsiCo owns 6.8% of the equity of Bottling Group, LLC, our principal operating subsidiary. We fully consolidate the results of Bottling Group, LLC and present PepsiCo's share as minority interest in our Consolidated Financial Statements.

     The most significant agreements that govern our relationship with PepsiCo consist of:

     (1) The master bottling agreement for cola beverages bearing the "Pepsi-Cola" and "Pepsi" trademark in the United States; master bottling agreements and distribution agreements for non-cola products in the United States, including Mountain Dew; and a master fountain syrup agreement in the United States;

     (2) Agreements similar to the master bottling agreement and the non-cola agreements for each country, including Canada, Spain, Russia, Greece, Turkey and Mexico, as well as a fountain syrup agreement similar to the master syrup agreement for Canada;

     (3) A shared services agreement whereby PepsiCo provides us or we provide PepsiCo with certain support, including information technology maintenance, procurement of raw materials, shared space, employee benefits, credit and collection, international tax and accounting services. The amounts paid or received under this contract are equal to the actual costs incurred by the company providing the service. Through 2001, a PepsiCo affiliate provided casualty insurance to us; and

     (4) Transition agreements that provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities, and obligations arising from periods prior to the initial public offering. Under our tax separation agreement, PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ended on or before the initial public offering. PepsiCo has contractually agreed to act in good faith with respect to all tax audit matters affecting us. In addition, PepsiCo has agreed to use its best efforts to settle all joint interests in any common audit issue on a basis consistent with prior practice.

     BOTTLER INCENTIVES AND OTHER ARRANGEMENTS - We share a business objective with PepsiCo of increasing the availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo, at its discretion, provides us with various forms of bottler incentives to promote its beverages. These incentives cover a variety of initiatives, including direct marketplace support, capital equipment funding and advertising support. Based on the objective of the programs and initiatives, we record bottler incentives as an adjustment to net revenues or as a reduction of selling, delivery and administrative expenses. Direct marketplace support represents PepsiCo's funding to assist us in offering sales and promotional discounts to retailers and is recorded as an adjustment to net revenues. Capital equipment funding is designed to help offset the costs of purchasing and installing marketing equipment, such as vending machines and glass door coolers at customer locations and is recorded as a reduction of selling, delivery and administrative expenses. Advertising support represents the cost of media time, promotional materials, and other advertising and marketing costs that are funded by PepsiCo and is recorded as a reduction to advertising and marketing expenses within selling, delivery and administrative expenses. In addition, PepsiCo may share certain media costs with us due to our joint objective of promoting PepsiCo brands. There are no conditions or other requirements that could result in a repayment of the bottler incentives received. Bottler incentives received from PepsiCo, including media costs shared by PepsiCo, were $560 million, $554 million and $524 million for 2002, 2001 and 2000, respectively. Of these amounts, we recorded $257 million, $262 million and $244 million for 2002, 2001 and 2000, respectively, in net revenues, and the remainder as a reduction of selling, delivery and administrative expenses.

     PURCHASES OF CONCENTRATE AND FINISHED PRODUCT - We purchase concentrate from PepsiCo, which is the critical flavor ingredient used in the production of carbonated soft drinks and other ready-to-drink beverages. PepsiCo determines the price of concentrate annually at its discretion. We also pay a royalty fee to PepsiCo for the Aquafina trademark. Amounts paid or payable to PepsiCo and its affiliates for concentrate and royalty fees were $1,699 million, $1,584 million and $1,507 million in 2002, 2001 and 2000, respectively.

     We also produce or distribute other products and purchase finished goods and concentrate through various arrangements with PepsiCo or PepsiCo joint ventures. During 2002, 2001 and 2000, total amounts paid or payable to PepsiCo or PepsiCo joint ventures for these transactions were $464 million, $375 million and $155 million, respectively.

     We provide manufacturing services to PepsiCo and PepsiCo affiliates in connection with the production of certain finished beverage products. During 2002, 2001 and 2000, total amounts paid or payable by PepsiCo for these transactions were $10 million, $32 million and $36 million, respectively.

     FOUNTAIN SERVICE FEE - We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements. Amounts received from PepsiCo for these transactions are offset by the cost to provide these services and are reflected in our Consolidated Statements of Operations in selling, delivery and administrative expenses. Net amounts paid or payable by PepsiCo to us for these services were approximately $200 million, $185 million and $189 million, in 2002, 2001 and 2000, respectively.

     OTHER TRANSACTIONS - Prior to 2002, Hillbrook Insurance Company, Inc., a subsidiary of PepsiCo, provided insurance and risk management services to us pursuant to a contractual agreement. Total premiums paid to Hillbrook Insurance Company, Inc. during 2001 and 2000 were $58 million and $62 million, respectively.

      We provide PepsiCo and PepsiCo affiliates or PepsiCo provides us various services pursuant to a shared services agreement and other arrangements, including information technology maintenance, procurement of raw materials, shared space, employee benefits, credit and collection, international tax and accounting services. Total net expenses incurred were approximately $57 million, $133 million and $117 million during 2002, 2001 and 2000, respectively.

       We purchase snack food products from Frito-Lay, Inc., a subsidiary of PepsiCo, for sale and distribution in all of Russia except Moscow. Amounts paid or payable to PepsiCo and its affiliates for snack food products were $44 million, $27 million and $24 million in 2002, 2001 and 2000, respectively.

The Consolidated Statements of Operations include the following income (expense) amounts as a result of transactions with PepsiCo and its affiliates:

                                                                 2002          2001          2000
                                                              -------       -------       -------
Net revenues:
  Bottler incentives ...................................      $   257       $   262       $   244
                                                              =======       =======       =======

Cost of sales:
  Purchases of concentrate and finished products,
      and Aquafina royalty fees ........................      $(2,163)      $(1,959)      $(1,662)
  Manufacturing and distribution service reimbursements            10            32            36
                                                              -------       -------       -------
                                                              $(2,153)      $(1,927)      $(1,626)
                                                              =======       =======       =======

Selling, delivery and administrative expenses:
  Bottler incentives ...................................      $   303       $   292       $   280
  Fountain service fee .................................          200           185           189
  Frito-Lay purchases ..................................          (44)          (27)          (24)
  Insurance costs ......................................           --           (58)          (62)
  Shared services ......................................          (57)         (133)         (117)
                                                              -------       -------       -------
                                                              $   402       $   259       $   266
                                                              =======       =======       =======

     We are not required to pay any minimum fees to PepsiCo, nor are we obligated to PepsiCo under any minimum purchase requirements.

     As part of our acquisition in Turkey (see Note 16), PBG paid PepsiCo $8 million for its share of Fruko Mesrubat Sanayii A.S. and related entities. In addition, we sold certain brands to PepsiCo from the net assets acquired for $16 million.

     As part of our acquisition of Gemex in Mexico (see Note 16), PepsiCo received $297 million for the tender of its shares for its 34.4% ownership in the outstanding capital stock of Gemex. In addition, PepsiCo made a payment to us for $17 million, to facilitate the purchase and ensure a smooth ownership transition of Gemex.

     We paid PepsiCo $10 million and $9 million during 2002 and 2001, respectively, for distribution rights relating to the SoBe brand in certain PBG-owned territories in the U.S. and Canada.

     In connection with PBG's acquisition of Pepsi-Cola Bottling of Northern California in 2001, PBG paid $10 million to PepsiCo for its equity interest in Northern California.

     With respect to PepsiCo's 6.8% ownership in Bottling Group, LLC, our principal operating subsidiary, Bottling Group, LLC will distribute pro rata to PepsiCo and us sufficient cash such that aggregate cash distributed to us will enable us to pay our income taxes and interest on our $1 billion 7% senior notes due 2029. PepsiCo's pro rata cash distribution during 2002 from Bottling Group, LLC was $11 million.

     The $1.3 billion of 5 5/8% senior notes and the $1.0 billion of 5 3/8% senior notes issued on February 9, 1999, by our subsidiary Bottling Group, LLC are guaranteed by PepsiCo. In addition, the $1.0 billion of 4 5/8% senior notes issued on November 15, 2002, also by Bottling Group, LLC, will be guaranteed by PepsiCo in accordance with the terms set forth in the related indenture.

     Amounts payable to PepsiCo and its affiliates were $26 million and $17 million at December 28, 2002, and December 29, 2001, respectively. Such amounts are recorded within accounts payable and other current liabilities in our Consolidated Balance Sheets.

NOTE 15 -- CONTINGENCIES

     We are involved in a lawsuit with current and former employees concerning wage and hour issues in New Jersey. We believe that the ultimate resolution to this matter will not have a material adverse effect on our results of operations, financial condition or liquidity. Subsequent to year end we have resolved this matter, see Note 19.

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

NOTE 16 -- ACQUISITIONS

     During 2002, we acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from several PepsiCo franchise bottlers. The following acquisitions occurred for an aggregate amount of $936 million in cash and $375 million of assumed debt:

     -    Fruko Mesrubat Sanayii A.S. and related entities of Turkey in March.

     -    Pepsi-Cola Bottling Company of Macon, Inc. of Georgia in March.

     - Pepsi-Cola Bottling Company of Aroostook, Inc., of Presque Isle, Maine in June.

     - Seaman's Beverages Limited of the Canadian province of Prince Edward Island in July.

     -    Pepsi-Gemex, S.A. de. C.V of Mexico in November.

     -    Kitchener Beverages Limited of Ontario, Canada in December.

     The largest of our six acquisitions was Gemex, where we acquired all of their outstanding capital stock. Our total cost for the purchase of Gemex was a net cash payment of $871 million and assumed debt of approximately $305 million. Gemex produces, sells and distributes a variety of soft drink products under the Pepsi-Cola, Pepsi Light, Pepsi Max, Pepsi Limon, Mirinda, 7 UP, Diet 7 UP, KAS, Mountain Dew, Power Punch and Manzanita Sol trademarks under exclusive franchise and bottling arrangements with PepsiCo and certain affiliates of PepsiCo. Gemex owns, produces, sells and distributes purified and mineral water in Mexico under the trademarks Electropura and Garci Crespo and has rights to produce, sell and distribute soft drink products of other companies in Mexico.

     Our U.S. and Canadian acquisitions were made to enable us to provide better service to our large retail customers. We expect these acquisitions to reduce costs through economies of scale. The Mexican and Turkish acquisitions were made to allow us to increase our markets outside the United States.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with our acquisitions, net of cash acquired:

  ASSETS                                                      USEFUL LIFE
                                                                (YEARS)      GEMEX       OTHER         TOTAL
                                                              -----------    -----       -----         -----
  Current assets .........................................                  $  101      $   33      $  134
  Fixed assets ...........................................        5-33         505          85         590
  Intangible assets:
   Non-compete agreements subject to amortization.........         3-5          --           4           4
   Franchise rights subject to amortization ..............           5          --           8           8
   Franchise rights not subject to amortization ..........                     808          35         843
   Goodwill (non-tax deductible) .........................                     126          20         146
  Other assets ...........................................                      15           2          17
                                                                            ------      ------      ------
           TOTAL ASSETS ..................................                  $1,555      $  187      $1,742
                                                                            ------      ------      ------

LIABILITIES

  Accounts payable and other current liabilities .........                     141          43         184
  Short-term borrowings ..................................                       5          50          55
  Long-term debt .........................................                     300          20         320
  Other liabilities ......................................                     238          16         254
                                                                            ------      ------      ------
                 TOTAL LIABILITIES ......................                   $  684      $  129      $  813
                                                                            ------      ------      ------
NET ASSETS ACQUIRED ......................................                  $  871      $   58      $  929
                                                                            ======      ======      ======

     In addition to the net assets acquired above, we also incurred non-capitalizable costs associated with the acquisition of Gemex. As discussed in Note 9, we entered into option contracts to mitigate certain foreign currency risks in anticipation of our acquisition. These options expired unexercised and the cash flow of $7 million associated with these options is included in acquisitions of bottlers in the Consolidated Statements of Cash Flows.

     The allocation of the purchase price for Gemex is preliminary, pending final valuations on certain assets. The final allocations of the purchase price will be determined based on the fair value of assets acquired and liabilities assumed as of the date of acquisition.

     Non-compete agreements and franchise rights that are subject to amortization acquired during 2002 have a weighted-average amortization period of three to five years, respectively.

     The following unaudited pro forma operating information summarizes our consolidated results of operations as if the Gemex acquisition had occurred on the first day of fiscal year 2001.

                                                                                    2002          2001
                                                                                   -------      -------
Net revenues ..................................................................    $10,297      $ 9,617
Income before income taxes.....................................................    $   678      $   468
Net income ....................................................................    $   448      $   324
Earnings per share
  Basic .......................................................................    $  1.59      $  1.14
  Diluted .....................................................................    $  1.53      $  1.09

     The operating results of each of our acquisitions are included in the accompanying consolidated financial statements from its respective date of purchase.

     During 2001, PBG acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from two PepsiCo franchise bottlers. In May and August of 2001, we acquired Pepsi-Cola Bottling of Northern California, and Pepsi-Cola Elmira Bottling Co. Inc., respectively, for an aggregate purchase price of $125 million of cash and assumed debt. These acquisitions were accounted for by the purchase method and were made to enable us to provide better service to our large retail customers, as well as reduce costs through economies of scale. The aggregate purchase price exceeded the fair value of net tangible assets acquired, including the resulting tax effect, by approximately $108 million in 2001.

NOTE 17 - ACCUMULATED OTHER COMPREHENSIVE LOSS

     The balances related to each component of accumulated other comprehensive loss were as follows:

                                                                       2002        2001         2000
                                                                     ------       ------       ------
Currency translation adjustment .................................     $(285)       $(303)       $(254)
Cash flow hedge adjustment (a) ..................................        (5)         (12)          --
Minimum pension liability adjustment (b).........................      (178)         (55)          --
                                                                     ------       ------        -----
Accumulated other comprehensive loss ............................     $(468)       $(370)       $(254)
                                                                     ======       ======        =====


(a) Net of minority interest and taxes of $4 million in 2002, $8 million in 2001 and $0 in 2000.

(b) Net of minority interest and taxes of $134 million in 2002, $41 million in 2001 and $0 in 2000.


NOTE 18 -- COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

     (shares in thousands)

                                                                      2002          2001          2000
                                                                    --------      --------      --------
Number of shares on which basic earnings per share are based:

  Weighted-average outstanding during period ....................    281,674       286,024       294,294
  Add - Incremental shares under stock compensation plans .......     11,116         9,655         4,376
                                                                    --------      --------      --------

Number of shares on which diluted earnings per share are based ..    292,790       295,679       298,670

Basic and diluted net income applicable to common shareholders ..   $    428      $    305      $    229

Basic earnings per share ........................................   $   1.52      $   1.07      $   0.78

Diluted earnings per share ......................................   $   1.46      $   1.03      $   0.77

     Diluted earnings per share reflect the potential dilution that could occur if the stock options from our stock compensation plans were exercised and converted into common stock that would then participate in net income. The calculation of earnings per share above reflects the two-for-one stock split as discussed in Note 1.

     Shares outstanding reflect the effect of our share repurchase program, which began in October 1999. In addition, in November 2001 we executed a two-for-one stock split in the form of a 100% stock dividend, doubling our weighted-average shares outstanding. As a result of the stock split in 2001, the amount of shares authorized by the Board of Directors to be repurchased totals 50 million shares, of which we have repurchased approximately 40 million shares and have reissued approximately 10 million shares for stock option exercises since the inception of our share repurchase program.

NOTE 19 -- SUBSEQUENT EVENTS (UNAUDITED)

     During the first quarter of 2003, we acquired a Pepsi-Cola bottler based in Buffalo, New York, for a purchase price of approximately $75 million.

     In the first quarter of 2003, we settled a lawsuit with the New Jersey State Department of Labor and with current and former employees concerning overtime wage issues. The amount of this settlement was approximately $28 million, which was fully provided for in our litigation reserves as of December 28, 2002 in our Consolidated Balance Sheets.

NOTE 20 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                            FIRST            SECOND           THIRD           FOURTH
2002                        QUARTER          QUARTER          QUARTER         QUARTER         FULL YEAR
                            -------          -------          -------         -------         ---------
Net revenues ........       $1,772            $2,209            $2,455         $2,780            $9,216
Gross profit ........          830             1,024             1,118          1,243             4,215
Operating income.....          135               271               338            154               898
Net income ..........           54               139               178             57               428



                            FIRST            SECOND          THIRD            FOURTH
2001                        QUARTER          QUARTER         QUARTER          QUARTER         FULL YEAR
                            -------          -------         -------          -------         ---------

Net revenues ........      $1,647           $2,060           $2,274             $2,462           $8,443
Gross profit ........         765              952            1,052              1,094            3,863
Operating income.....          90              217              285                 84              676
Net income (1) ......          26              116              150                 13              305

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

     Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 28, 2002 provide reasonable assurance that our assets are safeguarded.

Alfred H. Drewes                            Andrea L. Forster

Senior Vice President                       Vice President

and Chief Financial Officer                 and Controller

                          Independent Auditors' Report

The Board of Directors and Shareholders

The Pepsi Bottling Group, Inc.:



We have audited the accompanying consolidated balance sheets of The Pepsi Bottling Group, Inc. as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the fiscal years in the three-year period ended December 28, 2002. These consolidated financial statements are the responsibility of management of The Pepsi Bottling Group, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pepsi Bottling Group, Inc. as of December 28, 2002 and December 29, 2001, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB 142, "Goodwill and Other Intangible Assets," as of December 30, 2001.

/s/ KPMG LLP



New York, New York

January 28, 2003

SELECTED FINANCIAL AND OPERATING DATA

in millions, except per share data
FISCAL YEARS ENDED                                             2002           2001          2000(1)         1999          1998
                                                             --------       --------       --------       --------       --------

STATEMENT OF OPERATIONS DATA:
   Net revenues .......................................      $  9,216       $  8,443       $  7,982       $  7,505       $  7,041
   Cost of sales ......................................         5,001          4,580          4,405          4,296          4,181
                                                             --------       --------       --------       --------       --------
   Gross profit .......................................         4,215          3,863          3,577          3,209          2,860
   Selling, delivery and administrative expenses ......         3,317          3,187          2,987          2,813          2,583
   Unusual impairment and other charges and credits (2)            --             --             --            (16)           222
                                                             --------       --------       --------       --------       --------
   Operating income ...................................           898            676            590            412             55
   Interest expense, net ..............................           191            194            192            202            221
   Other non-operating expenses, net ..................             7             --              1              1             26
   Minority interest ..................................            51             41             33             21             --
                                                             --------       --------       --------       --------       --------
   Income (loss) before income taxes ..................           649            441            364            188           (192)
   Income tax expense (benefit) (3)(4) ................           221            136            135             70            (46)
                                                             --------       --------       --------       --------       --------
   Net income (loss) ..................................      $    428       $    305       $    229       $    118       $   (146)
                                                             ========       ========       ========       ========       ========
PER SHARE DATA: (5)
   Basic earnings (loss) per share ....................      $   1.52       $   1.07       $   0.78       $   0.46       $  (1.33)
   Diluted earnings (loss) per share ..................      $   1.46       $   1.03       $   0.77       $   0.46       $  (1.33)

   Cash dividend per share ............................      $   0.04       $   0.04       $   0.04       $   0.03       $     --
   Weighted-average basic shares outstanding ..........           282            286            294            257            110
   Weighted-average diluted shares outstanding ........           293            296            299            257            110

OTHER FINANCIAL DATA:
   Cash provided by operations ........................      $  1,014       $    882       $    779       $    699       $    601
   Capital expenditures ...............................      $   (623)      $   (593)      $   (515)      $   (560)      $   (507)

BALANCE SHEET DATA (AT PERIOD END):

   Total assets .......................................      $ 10,027       $  7,857       $  7,736       $  7,624       $  7,322
   Long-term debt:
      Allocation of PepsiCo long-term debt ............      $     --       $     --       $     --       $     --       $  3,300
      Due to third parties ............................         4,523          3,285          3,271          3,268             61
                                                             --------       --------       --------       --------       --------
        Total long-term debt ..........................      $  4,523       $  3,285       $  3,271       $  3,268       $  3,361
   Minority interest ..................................      $    348       $    319       $    306       $    278       $     --
   Advances from PepsiCo ..............................      $     --       $     --       $     --       $     --       $  1,605
   Accumulated other comprehensive loss ...............      $   (468)      $   (370)      $   (254)      $   (223)      $   (238)
   Shareholders' equity (deficit) .....................      $  1,824       $  1,601       $  1,646       $  1,563       $   (238)


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

     (4) Fiscal year 2001 includes Canada tax law change benefits of $25 million.

     (5)  Reflects the 2001 two-for-one stock split.