Form 10-K, Exhibit 13
period 2003-12-27
PEPSI BOTTLING GROUP INC
filed 2004-03-11
CIK 1076405

                                                                      EXHIBIT 13

MANAGEMENT'S FINANCIAL REVIEW

TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

FINANCIAL PERFORMANCE SUMMARY

         Our 2003 financial results reflected a number of economic and marketplace challenges we faced in our largest markets. Our full-year results for the U.S. and Mexico did not meet our original expectations, but we saw significant improvement during the second half of the year. We continued our well-established trends of generating strong cash flows from operations, increasing pricing in the marketplace, and improving cost performance. Additionally, Europe had a strong year, with solid topline and profit results driven by volume growth, net price increases and benefits from foreign exchange.

         In 2003, we generated net income of $416 million or diluted earnings per share of $1.50, which includes a non-cash charge of $0.04 relating to a Canadian tax law change enacted in December 2003 and a $0.02 non-cash charge related to the adoption of Emerging Issues Task Force Issue No. 02-16. Our operating income grew 7% versus 2002 to $956 million, reflecting the impact of our Mexican acquisition of Pepsi-Gemex in November 2002.

         We were very pleased with our cash flow performance in 2003 as we continued our strong track record of growing our cash from operations. We generated $1.1 billion of cash from operations, net of approximately $162 million that we contributed into our pension plans, which are solidly funded. With our strong cash flows, we utilized $644 million for capital investments to grow our business and returned $483 million to our shareholders through our share repurchase program. Additionally, during 2003 we took advantage of favorable interest rates and issued $1.2 billion in debt with a combined effective interest rate of less than 4% primarily for the repayment of our $1 billion 5.38% senior notes due in February 2004, ensuring a stable debt level at a lower cost to the Company.

         From a revenue perspective in the U.S., we were able to increase our pricing in the marketplace by 2% during 2003 through consistent execution of our strategies during the year. However, we were faced with a number of challenges in the U.S., including changes in consumer preferences, declines in our cold drink business and weakness in retail traffic. These factors contributed to volume in the U.S. falling below our expectations, declining by 3% in the first half of 2003 but improving to flat in the second half (before the impact of our acquisitions), as we rebuilt momentum in our business. Despite these challenges, we believe our product portfolio is well positioned to capture the opportunity presented by changing consumer preferences. By and large, our brands are either number one or a strong number two across the beverage spectrum. Additionally, we have a strong position in the important cold drink channel, which is our most profitable business.

         We managed our U.S. operating costs very effectively during 2003. Even though our operating costs did increase slightly during the year due to higher pension, employee benefit and casualty costs, we were able to largely offset these increases with productivity gains due to improvements in our operational efficiencies and selling execution in the marketplace.

         Our Mexico business represents approximately 9% of our worldwide operating income. Although our first full-year results in this market did not meet our expectations due to a weak economy, competitive pressures and the steady devaluation of the Mexican peso, this acquisition was solidly accretive adding $0.06 per share to our diluted EPS. We are encouraged about the future opportunities in Mexico. Mexico represents an important growth market for us as its soft drink consumption per capita is second in the world only to the United States. We also sell a great portfolio of products, including the number one water brand in Mexico, ELECTROPURA.

         During 2003, we successfully fine-tuned our pricing architecture and packaging configuration in Mexico to ensure we are providing the right consumer value. We consolidated a number of our warehouses and distribution systems in Mexico to capitalize on productivity gains and to provide better service for our customers. We also implemented a standard organization structure to improve our capability and reduce redundancies. These operational changes have already resulted in significant cost savings.

OUTLOOK

         In 2004, we expect solid worldwide operating income growth in the mid-single digits versus the prior year and to generate diluted EPS of $1.62 to $1.70 for the full-year. We expect our worldwide volume to grow in the low single digits and net revenue per case growth of about 1%. From a cash flow perspective, we expect to generate strong cash provided by operations of about $1.2 billion and we plan to spend between $675 million and $700 million in capital investments.

         Our U.S. priorities in 2004 will be to improve our revenue growth by revitalizing cold drink performance, improving Trademark PEPSI trends and continuing to increase pricing. We will do this through new brand and package innovation to meet changing consumer tastes, increased media spending on brand PEPSI by PepsiCo and execution of brand PEPSI-led promotions throughout 2004. In the U.S. we expect volume to increase 1% to 2% for the full year. Net revenue per case is expected to increase approximately 2% in 2004, with three quarters of the growth coming from rate increases and the remainder of the growth coming from the mix of products we sell. We anticipate our U.S. operating income will grow in the mid-single digits.

         In Mexico, our focus will be to continue to drive consumer value, strengthen our execution and build brand equity. We expect our physical case volume in Mexico to grow in the low single digits versus 2003 and our net revenue per case to be down slightly in pesos. We expect our operating income in U.S. dollars to be flat to down in the high single digits in 2004, reflecting continued progress from an operating standpoint offset by an anticipated devaluation of the peso.

         As we move through 2004, we will continue to focus upon the key building blocks of our past success, great brands, the right people and our selling execution process. Our front line sales people have the tools needed to provide our customers with the right products at the right time. In combination, our approach to the marketplace will allow us to continue to be a world-class selling organization in every location where we do business.

OVERVIEW

         The Pepsi Bottling Group, Inc. ("PBG" or the "Company") is the world's largest manufacturer, seller and distributor of Pepsi-Cola beverages. We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of the United States, Mexico, Canada, Spain, Greece, Russia and Turkey. When used in these Consolidated Financial Statements, "PBG," "we," "our" and "us" each refers to the Pepsi Bottling Group, Inc. and, where appropriate, to Bottling Group, LLC, our principal operating subsidiary.

         We believe our financial success is largely dependent on the number of physical cases we sell and the net price we achieve on a per-case basis. Physical cases represent the number of units that are actually produced, distributed and sold. Each case of product, regardless of package configuration, represents one physical case. Our net price on a per case basis is impacted by how much we charge for the product, the mix of brands and packages we sell, and the channels in which the product is sold. For example, we realize a higher net revenue per case on 20-ounce chilled bottles sold in a convenience store than two-liter unchilled bottles sold in a grocery store. Our profitability is also dependent on how well we manage our raw material, manufacturing, distribution and other overhead costs. In order to achieve profitable growth, we need to extend the same discipline and focus we employ in revenue execution to cost productivity.

         The following discussion and analysis covers the key drivers behind our business performance in 2003 and is categorized into six major sections. The first three sections discuss critical accounting policies, related party transactions and items that affect the comparability of historical or future results. The next two sections provide an analysis of our results of operations and liquidity and financial condition. The last section contains a discussion of our market risks and cautionary statements. The discussion and analysis throughout Management's Financial Review should be read in conjunction with the Consolidated Financial Statements and the related accompanying notes.

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

         ALLOWANCE FOR DOUBTFUL ACCOUNTS - A portion of our accounts receivable will not be collected due to customer disputes and bankruptcies. Estimating an allowance for doubtful accounts requires significant management judgment and is dependent upon the overall economic environment and our customers' viability. We provide reserves for these situations based on the evaluation of the aging of our trade receivable portfolio and an in-depth analysis of our high-risk customers. Our reserves contemplate our historical loss rate on receivables, specific customer situations and the economic environments in which we operate. We have effective credit controls in place to manage these exposures and believe that our allowance for doubtful accounts adequately provides for these risks.

         Our allowance for doubtful accounts was $72 million, $67 million and $42 million as of December 27, 2003, December 28, 2002 and December 29, 2001, respectively. Our allowance for doubtful accounts represents management's best estimate of probable losses inherent in our portfolio. The following is an analysis of the allowance for doubtful accounts for the fiscal years ended December 27, 2003, December 28, 2002 and December 29, 2001:

                                                     ALLOWANCE FOR DOUBTFUL
                                                          ACCOUNTS
                                                 -------------------------------
                                                 2003         2002         2001
                                                 ----         ----         ----
Beginning of the year ...................        $ 67         $ 42         $ 42
Bad debt expense ........................          12           32            9
Additions from acquisitions .............           -           14            -
Accounts written off ....................          (8)         (22)          (9)
Foreign currency translation ............           1            1            -
                                                 ----         ----         ----
End of the year .........................        $ 72         $ 67         $ 42
                                                 ====         ====         ====

         RECOVERABILITY OF GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE LIVES
- During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment. Effective the first day of fiscal year 2002, we no longer amortize goodwill and certain other indefinite-lived intangible assets, but evaluate them for impairment annually.

         Our identified intangible assets principally arise from the allocation of the purchase price of businesses acquired, and consist primarily of franchise rights, distribution rights and brands. We assign amounts to such identified intangibles based on their estimated fair values at the date of acquisition. The determination of the expected life will be dependent upon the use and underlying characteristics of the identified intangible asset. In determining whether our intangible assets have an indefinite useful life, we consider the following, as applicable: the nature and terms of underlying agreements; our intent and ability to use the specific asset contained in an agreement; the age and market position of the products within the territories we are entitled to sell; the historical and projected growth of those products; and costs, if any, to renew the agreement.

         We evaluate our identified intangible assets with indefinite useful lives for impairment annually on an individual basis or by asset groups on a country-by-country basis, depending on the nature of the intangible asset. We measure impairment as the amount by which the carrying value exceeds its estimated fair value.

         The fair value of our franchise rights and distribution rights is measured using a multi-period excess earnings method that is based upon estimated discounted future cash flows, including a terminal value, which assumes the franchise rights and distribution rights will continue in perpetuity. We deduct a contributory charge from our net after-tax cash flows for the economic return attributable to our working capital, other intangible assets and property plant and equipment, which represents the required cash flow to support these assets. The net discounted cash flows in excess of the fair returns on these assets represent the fair value of our franchise rights and distribution rights.

         The fair value of our brands is measured using a multi-period royalty saving method, which reflects the savings realized by owning the brand and, therefore, not having to pay a royalty fee to a third party. In valuing our brands, we have selected an estimated industry royalty rate relating to each brand and then applied it to the forecasted revenues associated with each brand. The net discounted after-tax cash flows from these royalty charges represent the fair value of our brands.

         Our discount rate utilized in each fair value calculation is based upon our weighted-average cost of capital plus an additional risk premium to reflect the risk and uncertainty inherent in separately acquiring the identified intangible asset between a willing buyer and a willing seller. The additional risk premium associated with our discount rate effectively eliminates the benefit that we believe results from synergies, scale and our assembled workforce, all of which are components of goodwill. Each year we re-evaluate our assumptions in our discounted cash flow model to address changes in our business and marketplace conditions.

         Based upon our annual impairment analysis performed in the fourth quarter of 2003, the estimated fair values of our identified intangible assets with indefinite lives exceeded their carrying amounts.

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

         We measure the fair value of a reporting unit as the discounted estimated future cash flows, including a terminal value, which assumes the business continues in perpetuity, less its respective minority interest and net debt (net of cash and cash equivalents). Our long-term terminal growth assumptions reflect our current long-term view of the marketplace. Our discount rate is based upon our weighted average cost of capital for each reporting unit. Each year we re-evaluate our assumptions in our discounted cash flow model to address changes in our business and marketplace conditions.

         Based upon our annual impairment analysis in the fourth quarter of 2003, the estimated fair value of our reporting units exceeded their carrying value and as a result, we did not need to proceed to the second step of the impairment test.

         Considerable management judgment is necessary to estimate discounted future cash flows in conducting an impairment test for goodwill and other identified intangible assets, which may be impacted by future actions taken by us and our competitors and the volatility in the markets in which we conduct business. A change in assumptions in our cash flows could have a significant impact on the fair value of our reporting units and other identified intangible assets, which could then result in a material impairment charge to our results of operations.

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

         The assets, liabilities and assumptions used to measure expense for any fiscal year are determined as of September 30 of the preceding year ("measurement date"). The discount rate assumption used in our pension and postretirement benefit plans' accounting is based on current interest rates for high-quality, long-term corporate debt as determined on each measurement date. In evaluating our rate of return on assets for a given fiscal year, we consider the 10-15 year historical return of our pension investment portfolio, reflecting the weighted return of our plan asset allocation. Over the past three fiscal years the composition of our plan assets was approximately 70%-75% equity investments and 25%-30% fixed income securities, which primarily consist of U.S. government and corporate bonds. Differences between actual and expected returns are generally recognized in the net periodic pension calculation over five years. To the extent the amount of all unrecognized gains and losses exceeds 10% of the larger of the benefit obligation or plan assets, such amount is amortized over the average remaining service life of active participants. The rate of future compensation increases is based upon our historical experience and management's best estimate regarding future expectations. We amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits.

         For our postretirement plans that provide medical and life insurance benefits, we review external data and our historical health care cost trends with our actuarial advisors to determine the health care cost trend rates. During 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was passed into law. The reported postretirement benefit obligation in our Consolidated Balance Sheet does not reflect the effects of the Act. We do provide prescription drug benefits to Medicare-eligible retirees but have elected to defer recognition of the Act until the FASB provides guidance regarding its accounting treatment. This deferral election is permitted under FASB Staff Position FAS 106-1. We do not believe the adoption of the Act will have a material impact on our consolidated results.

         We used the following weighted-average assumptions to compute our pension and postretirement expense:

                                                                        2003       2002       2001
                                                                      -------    -------    -------
Discount rate ....................................................      6.75%      7.50%      7.75%
Expected return on plan assets (net of administrative expenses)...      8.50%      9.50%      9.50%
Rate of compensation increase ....................................      4.34%      4.33%      4.62%

         During 2003, our defined benefit pension and postretirement expenses totaled $77 million. In 2004, our defined benefit pension and postretirement expenses will increase by $12 million to $89 million due primarily to the following factors:

         - A decrease in our weighted-average discount rate for our pension and postretirement expense from 6.75% to 6.25%, reflecting declines in the yields of long-term corporate bonds. This assumption change will increase our 2004 defined benefit pension and postretirement expense by approximately $15 million.

         - Amortization of prior asset losses resulting from differences between our expected and actual return on plan assets, changes in demographics and medical trend rates, and other plan changes will increase our 2004 defined benefit pension and postretirement expense by approximately $11 million.

         - Contributions of $162 million to our pension plan during 2003 will reduce our 2004 defined benefit pension expense by approximately $14 million. Our plans have been funded to be in compliance with the funding provisions of the Employee Retirement Income Security Act of 1974 and have been made in accordance with applicable tax regulations that provide for current tax deductions for our contributions and for taxation to the employee of plan benefits when the benefits are received.

         CASUALTY INSURANCE COSTS - Due to the nature of our business, we require insurance coverage for certain casualty risks. Given the rapidly increasing costs associated with obtaining third-party insurance coverage for our casualty risks in the U.S., we moved to a self-insurance program in 2002. In 2003, we were self-insured for workers' compensation, automobile, product and general liability risks for occurrences up to $5 million. We purchased casualty insurance from a third-party for losses per occurrence exceeding $5 million. The casualty insurance costs for our self-insurance program represent the estimated ultimate net cost of all reported and unreported losses incurred during a fiscal year. We do not discount loss expense reserves.

         Our liability for casualty costs of $127 million and $69 million as of December 27, 2003 and December 28, 2002, respectively, is estimated using individual case-based valuations and statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency and are subject to a significant degree of inherent variability. We evaluate these estimates with our actuarial advisors on an annual basis and we believe that they are appropriate and within acceptable industry ranges, although an increase or decrease in the estimates or economic events outside our control could have a material impact on reported net income. Accordingly, the ultimate settlement of these costs may vary significantly from the estimates included in our financial statements.

         INCOME TAXES - Our effective tax rate is based on pre-tax income, statutory tax rates and tax planning strategies available to us in the various jurisdictions in which we operate. The tax bases of our assets and liabilities reflect our best estimate of the tax benefit and costs we expect to realize. Significant management judgment is required in determining our effective tax rate and in evaluating our tax position. We establish reserves when, despite our belief that our tax return positions are supportable, we believe these positions may be challenged. We adjust these reserves as warranted by changing facts and circumstances. A change in our tax reserves could have a significant impact on our results of operations.

         Under our tax separation agreement with PepsiCo, Inc. ("PepsiCo"), PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ended on or before our initial public offering that occurred in March 1999. However, PepsiCo may not settle any issue without our written consent, which consent cannot be unreasonably withheld. PepsiCo has contractually agreed to act in good faith with respect to all tax audit matters affecting us. In accordance with the tax separation agreement, we will bear our allocable share of any risk or upside resulting from the settlement of tax matters affecting us for these periods.

         A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years for which we have audits that are open varies depending on the tax jurisdiction. The U.S. Internal Revenue Service is currently examining our and PepsiCo's joint tax returns for 1994 through 1997 and our tax returns for 1999 and 2000. We expect that these audits will be completed in 2004. While it is often difficult to predict the final outcome or the timing of the resolution, we believe that our reserves reflect the probable outcome of known tax contingencies. Favorable resolutions would be recognized as a reduction of our tax expense in the year of resolution. Unfavorable resolutions would be recognized as a reduction to our reserves, a cash outlay for settlement and a possible increase to our annual tax provision.

RELATED PARTY TRANSACTIONS

         PepsiCo is considered a related party due to the nature of our franchisee relationship and its ownership interest in our company. Over 80% of our volume is derived from the sale of Pepsi-Cola beverages. At December 27, 2003, PepsiCo owned approximately 40.6% of our outstanding common stock and 100% of our outstanding class B common stock, together representing approximately 45.8% of the voting power of all classes of our voting stock. In addition, PepsiCo owns 6.8% of the equity of Bottling Group, LLC, our principal operating subsidiary. We fully consolidate the results of Bottling Group, LLC and present PepsiCo's share as minority interest in our Consolidated Financial Statements.

         Our business is conducted primarily under beverage agreements with PepsiCo, including a master bottling agreement, non-cola bottling agreement and a master syrup agreement. Additionally, under a shared services agreement, we obtain various services from PepsiCo, which include procurement of raw materials and certain information technology and administrative services.

         We review our annual marketing, advertising, management and financial plans each year with PepsiCo for its approval. If we fail to submit these plans, or if we fail to carry them out in all material respects, PepsiCo can terminate our beverage agreements. Because we depend on PepsiCo to provide us with concentrate, bottler incentives and various services, changes in our relationship with PepsiCo could have a material adverse effect on our business and financial results.

         As part of our franchise relationship, we purchase concentrate from PepsiCo, pay royalties and produce or distribute other products through various arrangements with PepsiCo or PepsiCo joint ventures. Total net amounts paid or payable to PepsiCo or PepsiCo joint ventures for these arrangements was $2,521 million, $2,153 million and $1,927 million in 2003, 2002 and 2001, respectively.

         In order to promote PepsiCo beverages, PepsiCo, at its discretion, provides us with various forms of bottler incentives. These incentives are mutually agreed-upon between PepsiCo and us and cover a variety of initiatives, including direct marketplace support, capital equipment funding and advertising support. Based on the objectives of the programs and initiatives, we record bottler incentives as an adjustment to net revenues, cost of sales or selling, delivery and administrative expenses. Beginning in 2003, due to the adoption of Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," we have changed our accounting methodology for the way we record bottler incentives. See Note 2 in Notes to our Consolidated Financial Statements for a discussion on the change in classification of these bottler incentives. Bottler incentives received from PepsiCo, including media costs shared by PepsiCo, were $646 million, $560 million and $554 million for 2003, 2002 and 2001, respectively. Changes in our bottler incentives and funding levels could materially affect our business and financial results.

         We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements. Amounts received from PepsiCo for these transactions are offset by the cost to provide these services and are reflected in our Consolidated Statements of Operations in selling, delivery and administrative expenses. Net amounts paid or payable by PepsiCo to us for these services were approximately $200 million, $200 million and $185 million, in 2003, 2002 and 2001, respectively.

         We provide and receive various services from PepsiCo and PepsiCo affiliates pursuant to a shared services agreement and other arrangements. In the absence of these agreements, we would have to obtain such services on our own. We might not be able to obtain these services on terms, including cost, that are as favorable as those we receive from PepsiCo. Total net expenses incurred with PepsiCo and PepsiCo affiliates were approximately $62 million, $57 million and, $133 million during 2003, 2002 and 2001, respectively.

         We purchase snack food products from Frito-Lay, Inc., a subsidiary of PepsiCo, for sale and distribution in all of Russia except Moscow. Amounts paid or payable to PepsiCo and its affiliates for snack food products were $51 million, $44 million and $27 million in 2003, 2002 and 2001, respectively. Our agreement with Frito-Lay expires in 2004; however, we expect to renew the agreement and continue our relationship with Frito-Lay.

         For further audited information about our relationship with PepsiCo and its affiliates see Note 14 in Notes to Consolidated Financial Statements.

ITEMS THAT AFFECT HISTORICAL OR FUTURE COMPARABILITY

         Gemex Acquisition

         In November 2002, we acquired all of the outstanding capital stock of Gemex. Our total acquisition cost consisted of a net cash payment of $871 million and assumed debt of approximately $318 million. See Note 16 in Notes to our Consolidated Financial Statements for additional information relating to Gemex and other bottling operations we have acquired in 2003 and 2002.

         SFAS No. 142

         During 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. Effective the first day of fiscal year 2002, we no longer amortize goodwill and certain other intangible assets, but evaluate them for impairment annually. See Note 2 in Notes to our Consolidated Financial Statements and the preceding section entitled Critical Accounting Policies for additional information.

         EITF Issue No. 02-16

         In January 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," addressing the recognition and income statement classification of various cash consideration given by a vendor to a customer. The consensus requires that certain cash consideration received by a customer from a vendor is presumed to be a reduction of the price of the vendor's products, and therefore should be characterized as a reduction of cost of sales when recognized in the customer's income statement, unless certain criteria are met to overcome this presumption. EITF Issue No. 02-16 became effective beginning in our fiscal year 2003. Prior to 2003 we classified worldwide bottler incentives received from PepsiCo and other brand owners as adjustments to net revenues and selling, delivery and administrative expenses, depending on the objective of the program. In accordance with EITF Issue No. 02-16, we have classified certain bottler incentives as a reduction of cost of sales beginning in 2003.

         See Note 2 in Notes to Consolidated Financial Statements, for additional information and pro forma adjustments for bottler incentives that would have been made to our reported results for the 52-weeks ended December 28, 2002 and December 29, 2001 assuming that EITF Issue No. 02-16 had been in place for all periods presented.

         Concentrate Supply

         We buy concentrate, the critical flavor ingredient for our products, from PepsiCo, its affiliates and other brand owners who are the sole authorized suppliers. Concentrate prices are typically determined annually. In February 2003, PepsiCo announced an increase of approximately 2% in the price of U.S. concentrate. PepsiCo has recently announced a further increase of approximately 0.7%, effective February 2004.

RESULTS OF OPERATIONS - 2003

VOLUME

2003 WORLDWIDE VOLUME BY GEOGRAPHY        2003 WORLDWIDE VOLUME BY BRAND


U.S.        61%                           Trademark Pepsi                46%
Mexico      18%                           Other Carbonated Flavors       31%
Other       21%                           Non-Carbonated Products        23%
[PIE CHART]                               [PIE CHART]

         The brands we sell are some of the best recognized trademarks in the world and include PEPSI-COLA, DIET PEPSI, MOUNTAIN DEW, AQUAFINA, SIERRA MIST, LIPTON BRISK, DIET MOUNTAIN DEW, SOBE, DOLE, and PEPSI VANILLA, and outside the U.S., PEPSI-COLA, KAS, AQUA MINERALE, MANZANITA SOL, and MIRINDA. In some of our territories, we also have the right to manufacture, sell and distribute soft drink products of companies other than PepsiCo, Inc., including DR PEPPER and SQUIRT and trademarks we own including ELECTROPURA and GARCI CRESPO. The charts above show the percentage of our worldwide volume by geography and by the brands we sell, which are grouped by trademark PEPSI (e.g., PEPSI-COLA, DIET
PEPSI, PEPSI VANILLA), other carbonated flavors (e.g. MOUNTAIN DEW, SIERRA MIST,
KAS) and non-carbonated products (e.g., AQUAFINA, LIPTON BRISK, ELECTROPURA).

                                                           52-WEEKS ENDED
                                                        DECEMBER 27, 2003 VS.
                                                          DECEMBER 28, 2002
                                                        ---------------------
Acquisitions ......................                              20%
Base business .....................                               0%
                                                                 --
    Total Worldwide Volume Change..                              20%
                                                                 ==

         Our full-year reported worldwide physical case volume increased 20% in 2003 versus 2002. The increase in reported worldwide volume was due entirely to our acquisitions. Our acquisition of Gemex contributed over 90% of the growth resulting from acquisitions.

         In the U.S., our base business volume decreased 2% versus 2002 due to changes in consumer preferences, declines in our cold drink business and weakness in retail traffic. (The term "base business" reflects territories that we owned and operated for comparable periods in both the current year and the prior year.) However, during the second half of 2003, we saw improvement in our cold drink business as we began to implement changes to ensure that we have the right consumer value and the right space allocation for our products in the cold vaults. From a brand perspective, as consumers sought more variety, we saw declines in brand PEPSI, partially offset by strong growth in AQUAFINA and lemon-lime volume, led by SIERRA MIST, coupled with product introductions such as PEPSI VANILLA and MOUNTAIN DEW LIVEWIRE.

         Outside the U.S., our base business volume increased by 4%. The increase in base business volume outside the U.S. was driven by warm summer weather in Europe, coupled with a strong performance in Russia, resulting from growth in AQUA MINERALE and the launch of PEPSI X.

NET REVENUES

                                                            52-WEEKS ENDED
                                                         DECEMBER 27, 2003 VS.
                                                           DECEMBER 28, 2002
                                                         ---------------------
Acquisitions ...........................                          11%
                                                                 ---
Base business:
    EITF Issue No. 02-16 impact ........                          (3)%
    Currency translation ...............                           2%
    Rate / mix impact (pricing) ........                           1%
    Volume impact ......................                           0%
                                                                 ---
Base business change ...................                           0%
                                                                 ---

Total Worldwide Net Revenues Change ....                          11%
                                                                 ===

         Net revenues were $10.3 billion in 2003, an 11% increase over the prior year. Approximately 72% of our net revenues was generated in the United States, 11% of our net revenues was generated in Mexico and the remaining 17% was generated outside the United States and Mexico. The increase in net revenues in 2003 was driven primarily by our acquisition of Gemex, which contributed more than 85% of the growth resulting from acquisitions. Our base business net revenues were flat in 2003 versus 2002. In 2003, base business net revenues were favorably impacted by foreign currency translation and price increases, offset by the reclassification of certain bottler incentives from net revenues to cost of sales resulting from the adoption of EITF Issue No. 02-16.

         In the U.S., net revenues decreased 2% in 2003 versus 2002. The decrease in U.S. net revenues was due to a decline in volume and the impact of adopting EITF Issue No. 02-16. This was partially offset by a 2% increase in marketplace pricing and incremental revenue from acquisitions. Net revenues outside the U.S. grew approximately 74% in 2003 versus 2002. The increase in net revenues outside the U.S. was driven by our Gemex acquisition and an increase in our base business revenues of 13%. The increase in base business net revenues outside the U.S. was the result of favorable foreign currency translation in Canada and Europe, volume growth, and a 3% increase in pricing, partially offset by a decline due to the impact of adopting EITF Issue No. 02-16.

         In 2004, we expect our worldwide net revenue per case to grow about 1% as compared with 2003.

COST OF SALES

                                               52-WEEKS ENDED
                                            DECEMBER 27, 2003 VS.
                                              DECEMBER 28, 2002
                                            ---------------------
Acquisitions ..........................               10%
                                                     ---
Base business:
    EITF Issue No. 02-16 impact .......              (10)%
    Cost per case impact ..............                2%
    Currency translation ..............                2%
    Volume impact .....................                0%
                                                     ---
Base business change ..................               (6)%
                                                     ---

Total Worldwide Cost of Sales Change ..                4%
                                                     ===

         Cost of sales was $5.2 billion in 2003, a 4% increase over 2002. The increase in cost of sales was due primarily to our acquisition of Gemex, which contributed over 80% of the growth resulting from acquisitions, partially offset by a decline in our base business costs. The decline in base business cost of sales was due primarily to the reclassification of certain bottler incentives from net revenues and selling, delivery and administrative expenses to cost of sales resulting from the adoption of EITF Issue No. 02-16, partially offset by increases in cost per case and the negative impact of foreign currency translation.

         In the U.S., cost of sales decreased 7% in 2003 versus 2002. The decrease in U.S. cost of sales was driven by volume declines and the impact of adopting EITF Issue No. 02-16, partially offset by cost per case increases and incremental costs from acquisitions. In the U.S., cost per case increased by 3% resulting from higher concentrate and resin costs, coupled with the mix of products we sell.

         Our base business cost of sales outside the U.S. decreased approximately 1% in 2003 versus 2002. The decrease in base business cost of sales outside the U.S. was driven from the impact of adopting EITF Issue No. 02-16, partially offset by the negative impact of foreign currency translation in Canada and Europe, and increases in both cost per case and volume.

         In 2004, we expect our worldwide cost of sales per case will increase in the low single digits as compared with 2003.

SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

                                                             52-WEEKS ENDED
                                                         DECEMBER 27, 2003 VS.
                                                           DECEMBER 28, 2002
                                                         ---------------------
Acquisitions .......................................               14%
                                                                  ---
Base business:
    EITF Issue No. 02-16 impact ....................                6%
    Currency translation ...........................                2%
    Cost performance ...............................                1%
                                                                  ---
Base business change ...............................                9%
                                                                  ---

Total Worldwide Selling, Delivery and Administrative
Expenses Change ....................................               23%
                                                                  ===

         Selling, delivery and administrative expenses were $4.1 billion in 2003, a 23% increase over 2002. The increase in selling, delivery and administrative expenses was driven primarily by our acquisition of Gemex and increases in our base business costs. Gemex contributed more than 90% of the growth resulting from acquisitions. The 9% increase in our base business selling, delivery and administrative expenses was due to the reclassification of certain bottler incentives from selling, delivery and administrative expenses to cost of sales resulting from the adoption of EITF Issue No. 02-16, coupled with the impact of foreign currency translation in Canada and Europe and an increase in our base business cost performance. Our base business cost performance increased 1% as a result of higher pension, employee benefit and casualty costs, partially offset by a reduction in our bad debt expense and productivity gains due to improvements in our operational efficiencies and selling execution to the marketplace.

         In 2004, we expect our worldwide selling, delivery and administrative expenses in dollars will increase in the low single digits as compared with 2003.


OPERATING INCOME

                                                   52-WEEKS ENDED
                                                DECEMBER 27, 2003 VS.
                                                  DECEMBER 28, 2002
                                                ---------------------
Acquisitions ................................             8%
                                                        ---
Base business:
    Gross margin rate/mix impact ............             1%
    Volume ..................................             0%
    SD&A impact .............................            (3)%
    Currency translation ....................             1%
                                                        ---
Base business change ........................            (1)%
                                                        ---

Total Worldwide Operating Income Change .....             7%
                                                        ===

         Operating income was $956 million in 2003, a 7% increase over 2002. The increase in operating income was due primarily to our acquisition of Gemex, partially offset by a 1% decrease in our base business. The decrease in our base business operating income resulted from increased selling, delivery and administrative expenses, partially offset by the improvement in the net impact of gross margin rate and mix in the U.S. and Europe, coupled with the favorable impact of foreign currency translation in Canada and Europe.

         In 2004, we expect our worldwide operating income to grow in the mid-single digits versus 2003.

INTEREST EXPENSE, NET

         Interest expense, net increased by $48 million to $239 million, when compared with 2002, largely due to the additional interest associated with the $1 billion 4.63% senior notes used to finance our acquisition of Gemex in November 2002 and the additional $1.2 billion of debt issued during 2003. This was partially offset by the lower effective interest rate achieved on our fixed rate long-term debt from the use of interest rate swaps.

MINORITY INTEREST

         Minority interest represents PepsiCo's approximate 6.8% ownership in our principal operating subsidiary, Bottling Group, LLC.

INCOME TAX EXPENSE BEFORE RATE CHANGE

         Our full-year effective tax rate for 2003 was 34.4% before our income tax rate change expense. This rate corresponds to an effective tax rate of 34.0% in 2002. The increase in the effective tax rate is primarily due to the unfavorable mix in pre-tax income in jurisdictions with higher effective tax rates.

INCOME TAX RATE CHANGE EXPENSE (BENEFIT)

         In December 2003, legislation was enacted changing certain Canadian provincial income tax rates. These rate changes increased deferred tax liabilities by $11 million and resulted in a non-cash charge in 2003.

EARNINGS PER SHARE

Shares in millions                                            2003       2002       2001
                                                            --------   --------   --------
Basic earnings per share on reported net income ......      $   1.54   $   1.52   $   1.07
Basic weighted-average shares outstanding ............           270        282        286

Diluted earnings per share on reported net income ....      $   1.50   $   1.46   $   1.03
Diluted weighted-average shares outstanding ..........           277        293        296

         Dilution

         Diluted earnings per share reflect the potential dilution that could occur if equity awards from our stock compensation plans were exercised and converted into common stock that would then participate in net income. Our employee equity award issuances have resulted in $0.04, $0.06 and $0.04 per share of dilution in 2003, 2002 and 2001, respectively.

         Diluted Weighted-Average Shares Outstanding

         The decrease in shares outstanding reflects the effect of our share repurchase program, which began in October 1999, partially offset by share issuances from the exercise of stock options. The amount of shares authorized by the Board of Directors to be repurchased totals 75 million shares, of which we have repurchased approximately 23 million shares in 2003 and 63 million shares since the inception of our share repurchase program.

RESULTS OF OPERATIONS - 2002

VOLUME

         Our worldwide reported physical case volume increased 8% in 2002, reflecting a 6% increase in volume resulting from our acquisitions and a 2% increase in base volume. In the U.S., reported volume increased by 2%, reflecting a 1% increase from acquisitions and a 1% increase in base volume. The weakness in the economy and less travel caused softness in our U.S. results in the second half of the year. However, take-home volume, particularly in food stores, as well as volume in our convenience and gas segment continues to grow. Additionally, U.S. volume growth continued to benefit from innovation, as well as the strong growth of AQUAFINA, offset by declines in trademark PEPSI. Outside the U.S., our volumes increased 32%, reflecting a 29% increase from our acquisitions in Turkey and Mexico. Volume outside the U.S. from our base business increased 3% due to double-digit growth in Russia driven by the strong performance of trademark PEPSI and AQUA MINERALE, our water product, which was partially offset by volume declines in Spain.

NET REVENUES

         Reported net revenues were $9.2 billion in 2002, a 9% increase over the prior year, reflecting an 8% increase in volume and a 1% increase in net revenue per case. In the U.S., reported net revenues increased 5%, reflecting a 3% increase in net revenue per case and a 2% increase in volumes. Net revenue per case growth in the U.S. benefited from rate increases combined with lapping of account level investment spending in the fourth quarter of 2001. Reported net revenues outside the U.S. grew approximately 32%, reflecting a 32% increase in volume, offset by a 1% decrease in net revenue per case. Net revenue per case outside the U.S. grew 3% after excluding the impact of acquisitions. The favorable impact of currency translation contributed more than 1% to our net revenue per case growth in 2002 outside the United States.

COST OF SALES

         Cost of sales was $5.0 billion in 2002, a 9% increase over the prior year, reflecting an 8% increase in volume and a 1% increase in cost of sales per case. In the U.S., cost of sales increased by 5%, reflecting a 3% increase in cost of sales per case and a 2% increase in volume. The increase in U.S. cost of sales per case was driven by higher concentrate costs and mix shifts into higher cost packages. Cost of sales outside the U.S. grew by 31%, reflecting a 32% increase in volume, offset by a 1% decrease in cost of sales per case.

SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

         Selling, delivery and administrative expenses grew $130 million, or 4% in 2002. Had we adopted SFAS No. 142 on the first day of 2001, amortization expense would have been lowered by $129 million in 2001. The impact of the adoption of SFAS No. 142 was largely offset by increased selling, delivery and administrative expenses resulting from our acquisitions in Mexico and Turkey. Excluding acquisitions and the effects of adopting SFAS No. 142, selling, delivery and administrative expenses were up 4% for the year, driven by growth in our business and our continued investment in marketing equipment, partially offset by favorable productivity gains. Selling, delivery and administrative expenses were also favorably impacted as we lapped higher labor costs associated with labor contract negotiations in the prior year, partially offset by increased accounts receivable reserves resulting from the deterioration of the financial condition of certain customers.

OPERATING INCOME

         Operating income was $898 million in 2002, representing a 33% increase over 2001. This growth reflects the positive impact from higher pricing, volume growth from our acquisitions and base business, and the adoption of SFAS No. 142 during 2002, partially offset by increased selling, delivery and administrative expenses. This growth was a reflection of higher pricing, volume growth from our acquisitions and base business, partially offset by increased selling, delivery and administrative expenses resulting from growth in our business.

INTEREST EXPENSE, NET

         Net interest expense decreased by $3 million or 2%, in 2002, primarily reflecting the lower interest rate environment partially offset by increased interest expense from our issuance of $1 billion in debt, the proceeds of which were used to finance our acquisition of Gemex.

OTHER NON-OPERATING EXPENSE, NET

         Net other non-operating expense in 2002 increased $7 million due primarily to the amortization of premiums associated with derivative instruments that were used to mitigate currency risk in our acquisition of Gemex.

MINORITY INTEREST

         Minority interest represents PepsiCo's approximate 7% ownership in our principal operating subsidiary, Bottling Group, LLC.

INCOME TAX EXPENSE

         Our full-year effective tax rate for 2002 was 34.0%, a 2.5 percentage point decrease from the prior year before our income tax rate change benefit. The decrease in the effective tax rate is primarily a result of the implementation of SFAS No. 142 in 2002, as goodwill amortization is not deductible under the U.S. tax code.

LIQUIDITY AND FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

         As a result of the strong cash flows that we generate from our operations, we have been able to fund most of our capital investments, share repurchases and acquisitions, with the exception of Gemex, which was financed through the issuance of $1 billion of senior notes. We believe that our future cash flows from operations and borrowing capacity will be sufficient to fund capital expenditures, acquisitions, dividends and working capital requirements for the foreseeable future.

         We have a $500 million commercial paper program that is supported by two $250 million credit facilities. During the second quarter of 2003, we renegotiated the credit facilities. One of the credit facilities expires in April 2004, which we intend to renew, and the other credit facility expires in April 2008. There are certain financial covenants associated with these credit facilities. Both credit facilities are guaranteed by Bottling Group, LLC. We have used these credit facilities to support our commercial paper program in 2003 and 2002, however, there were no borrowings outstanding under these credit facilities at December 27, 2003, or December 28, 2002.

         We have available short-term bank credit lines of approximately $302 million and $167 million at December 27, 2003 and December 28, 2002, respectively. These lines were used to support the general operating needs of our businesses outside the United States. The weighted-average interest rate for used lines of credit outstanding at December 27, 2003, and December 28, 2002, was 4.17% and 8.85%, respectively.

         During the second quarter of 2003, Bottling Group, LLC issued $250 million of senior notes with a coupon rate of 4.13%, maturing on June 15, 2015. We used the net proceeds of this offering primarily for general corporate purposes.

         During the third quarter of 2003, Bottling Group, LLC filed a shelf registration statement with the Securities and Exchange Commission (the "SEC") that was declared effective by the SEC on September 5, 2003. Under this registration statement, we have the capability to issue, in one or more offerings, up to $1 billion in senior notes. Pursuant to the shelf registration statement, on October 7, 2003, we completed an offering of $500 million 2.45% senior notes due on October 16, 2006. In addition, on November 17, 2003, we completed an offering of $400 million 5.0% senior notes due on November 15, 2013. In February 2004, we have used the net proceeds from these offerings for the repayment of a portion of our $1 billion principal amount of 5.38% senior notes. Pending such use, the net proceeds were invested in several short-term instruments with original maturities of three months or less and were classified as cash and cash equivalents in our Consolidated Balance Sheet.

         Each of the senior notes mentioned above has redemption features and covenants that will, among other things, limit our ability and the ability of our restricted subsidiaries to create or assume liens, enter into sale and lease-back transactions, engage in mergers or consolidations and transfer or lease all or substantially all of our assets.

         We believe we are in compliance with all debt covenants in our indenture agreements and credit facilities.

          Contractual Obligations

The following table summarizes our contractual obligations as of December 27, 2003:

                                                               PAYMENTS DUE BY PERIOD
                                              --------------------------------------------------------
                                                       LESS THAN 1                           MORE THAN
          CONTRACTUAL OBLIGATIONS              TOTAL      YEAR       1-3 YEARS   3-5 YEARS    5 YEARS
          -----------------------             ------   -----------   ---------   ---------   ---------
Long-term debt obligations (1)                $5,672     $1,169        $  522     $   28      $3,953
Capital lease obligations (2)                     11          6             2         --           3
Operating leases (2)                             171         34            46         32          59
Purchase obligations:
      Raw material obligations (3)               216         --           162         54          --
      Capital expenditure obligations (4)         74         74            --         --          --
      Other obligations (5)                      261        138            50         28          45
Other long-term liabilities (6)                   25          4             9          6           6
                                              ------     ------        ------     ------      ------
TOTAL                                         $6,430     $1,425        $  791     $  148      $4,066
                                              ======     ======        ======     ======      ======

(1) See Note 7 in Notes to our Consolidated Financial Statements for additional information relating to our long-term debt obligations.

(2) See Note 8 in Notes to our Consolidated Financial Statements for additional information relating to our lease obligations.

(3) Represents obligations to purchase raw materials pursuant to contracts entered into by PepsiCo on our behalf.

(4) Represents commitments to suppliers under capital expenditure related contracts or purchase orders.

(5) Represents noncancellable agreements that specify fixed or minimum quantities and agreements that include termination penalty clauses.

(6) Primarily relates to contractual obligations associated with non-compete contracts that resulted from business acquisitions. The table excludes other long-term liabilities included in our Consolidated Financial Statements, such as pension, postretirement and other non-contractual obligations. The timing of payments under these obligations cannot be reasonably estimated. See Note 10 in Notes to our Consolidated Financial Statements for a discussion of our future pension and postretirement contributions.

         Off-Balance Sheet Arrangements

         There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

         Capital Expenditures

         Our business requires substantial infrastructure investments to maintain our existing level of operations and to fund investments targeted at growing our business. Capital infrastructure expenditures totaled $644 million, $623 million and $593 million during 2003, 2002 and 2001, respectively.

         In 2004, we expect our capital expenditures to be approximately 6% to 7% of net revenues.

         Acquisitions

         During 2003 we acquired the operations and exclusive right to manufacture, sell and distribute beverages from three franchise bottlers. The following acquisitions occurred for an aggregate purchase price of $91 million in cash and the assumption of liabilities of $13 million:

         -        Pepsi-Cola Buffalo Bottling Corp. of Buffalo, New York in
                  February.

         -        Cassidy's Beverage Limited of New Brunswick, Canada in
                  February.

         -        Olean Bottling Works, Inc. of Olean, New York in August.

         During 2003, we also paid $5 million for the purchase of certain distribution rights relating to SOBE and DR. PEPPER. In addition, we paid $4 million for purchase obligations relating to acquisitions made in the prior year.

         During 2002, we acquired the operations and exclusive right to manufacture, sell and distribute beverages of several different PepsiCo franchise bottlers. The following acquisitions occurred for an aggregate purchase price of $936 million in cash and $388 million of assumed debt:

         -        Fruko Mesrubat Sanayii A.S. and related companies of Turkey in
                  March.

         -        Pepsi-Cola Bottling Company of Macon, Inc. of Georgia in
                  March.

         - Pepsi-Cola Bottling Company of Aroostook, Inc., of Presque Isle, Maine in June.

         - Seaman's Beverages Limited of the Canadian province of Prince Edward Island in July.

         -        Pepsi-Gemex, S.A. de C.V. of Mexico in November.

         -        Kitchener Beverages Limited of Ontario, Canada in December.

         The Mexican and Turkish acquisitions were made to allow us to increase our markets outside the United States. Our U.S. and Canadian acquisitions were made to enable us to provide better service to our large retail customers. We expect these acquisitions to reduce costs through economies of scale.

         We intend to continue to pursue other acquisitions of independent PepsiCo bottlers in the U.S., Mexico and Canada, particularly in territories contiguous to our own, where they create shareholder value. We also intend to continue to evaluate other international acquisition opportunities as they become available.

CASH FLOWS

         Fiscal 2003 Compared with Fiscal 2002

         Our net cash provided by operations of $1,084 million was driven by the strong cash flow generated from the sale of our products. Net operating cash flow grew by $70 million over the prior year due primarily to the incremental cash generated by our Mexican business. This increase was partially offset by higher worldwide tax payments, U.S. casualty insurance payments and the settlement of our New Jersey wage and hour litigation.

         Net cash used for investments decreased by $1.0 billion to $734 million, reflecting lower acquisition spending during 2003 and the lapping of a $181 million investment in our debt defeasance trust in the prior year, partially offset by increases in capital expenditures.

         Net cash provided by financing decreased by $20 million to $653 million, driven by higher share repurchases and lower stock option exercises, offset by an increase in our proceeds from long-term debt.

         Fiscal 2002 Compared with Fiscal 2001

         Net cash provided by operations increased $132 million to $1,014 million reflecting strong operating income growth, coupled with lower income tax payments and higher non-cash casualty and benefits expenses, offset by an increase in our pension contributions.

         Net cash used for investments increased by $1,027 million to $1,734 million, primarily due to the six acquisitions we made during the year, coupled with the investment in our debt defeasance trust and an increase in capital expenditures, as we continued to invest in small bottle production lines and cold drink equipment.

         Net cash provided by financing increased by $882 million to $673 million, driven by proceeds received from our issuance of $1.0 billion of 4.63% senior notes to finance our acquisition of Gemex and an increase in stock option exercises, offset by a reduction of short and long-term borrowings primarily outside the United States.

MARKET RISKS AND CAUTIONARY STATEMENTS

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         In the normal course of business, our financial position is routinely subject to a variety of risks. These risks include the risk associated with the price of commodities purchased and used in our business, interest rates on outstanding debt and currency movements of non-U.S. dollar denominated assets and liabilities. We are also subject to the risks associated with the business environment in which we operate, including the collectibility of accounts receivable. We regularly assess all of these risks and have policies and procedures in place to protect against the adverse effects of these exposures.

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

         Commodity Price Risk

         We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use futures contracts and options on futures in the normal course of business to hedge anticipated purchases of certain commodities used in our operations. With respect to commodity price risk, we currently have various contracts outstanding for commodity purchases in 2004, which establish our purchase prices within defined ranges. We had $19 million in unrealized deferred gains and $16 million in unrealized losses based on the commodity rates in effect on December 27, 2003 and December 28, 2002, respectively. We estimate that a 10% decrease in commodity prices with all other variables held constant would have resulted in a decrease in the fair value of our financial instruments of $17 million and $32 million at December 27, 2003 and December 28, 2002, respectively.

         Interest Rate Risk

         The fair value of our fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the fair market value of our debt, representing differences between market interest rates and the fixed-rate on the debt. As a result of the market risk, we effectively converted $1.8 billion of our fixed-rate debt to floating-rate debt through the use of interest rate swaps. The fair value of our interest rate swaps resulted in an increase to our swap and debt instruments of $3 million and $23 million at December 27, 2003 and December 28, 2002, respectively.

         We estimate that a 10% decrease in interest rates with all other variables held constant would have resulted in a net increase in the fair value of our financial instruments, both our fixed-rate debt and our interest rate swaps, of $160 million and $147 million at December 27, 2003 and December 28, 2002, respectively.

         Foreign Currency Exchange Rate Risk

         In 2003, approximately 28% of our net revenues came from outside the United States. Social, economic, and political conditions in these international markets may adversely affect our results of operations, cash flows, and financial condition. The overall risks to our international businesses include changes in foreign governmental policies, and other political or economic developments. These developments may lead to new product pricing, tax or other policies, and monetary fluctuations, which may adversely impact our business. In addition, our results of operations and the value of the foreign assets and liabilities are affected by fluctuations in foreign currency exchange rates.

         As currency exchange rates change, translation of the statements of operations of our businesses outside the U.S. into U.S. dollars affects year-over-year comparability. We generally have not hedged against currency risks because cash flows from our international operations are usually reinvested locally. In addition, we historically have not entered into hedges to minimize the volatility of reported earnings. Based on our overall evaluation of market risk exposures for our foreign currency financial instruments at December 27, 2003 and December 28, 2002, near-term changes in foreign currency exchange rates would not materially affect our consolidated financial position, results of operations or cash flows in those periods.

         Foreign currency gains and losses reflect both transaction gains and losses in our foreign operations, as well as translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Turkey and Russia were considered highly inflationary economies for accounting purposes in 2002. Beginning in 2003, Russia is no longer considered highly inflationary, and as a result, changed its functional currency from the U.S. dollar to the Russian ruble. There was no material impact on our consolidated financial statements as a result of Russia's change in functional currency in 2003.

         In 2003, approximately 11% of our net revenues was derived from Mexico. In 2003, the Mexican peso devalued by approximately 8%. Future significant movements in the Mexican peso could have a material impact on our financial results.

         Unfunded Deferred Compensation Liability

         Our unfunded deferred compensation liability is subject to changes in our stock price as well as price changes in certain other equity and fixed income investments. Employees participating in our deferred compensation program can elect to defer all or a portion of their compensation to be paid out on a future date or dates. As part of the deferral process, employees select from phantom investment options that determine the earnings on the deferred compensation liability and the amount that they will ultimately receive. Employee investment elections include PBG stock and a variety of other equity and fixed-income investment options.

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

         We use prepaid forward contracts to hedge the portion of our deferred compensation liability that is based on our stock price. Therefore, changes in compensation expense as a result of changes in our stock price are substantially offset by the changes in the fair value of these contracts. We estimate that a 10% unfavorable change in the year-end stock price would have reduced the fair value from these commitments by $2 million in 2003 and 2002.

CAUTIONARY STATEMENTS

         Except for the historical information and discussions contained herein, statements contained in this annual report on Form 10-K and in the annual report to the shareholders may constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and our operating plans. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different. Among the events and uncertainties that could adversely affect future periods are:

- changes in our relationship with PepsiCo that could have a material adverse effect on our business and financial results;

- restrictions imposed by PepsiCo on our raw material suppliers that could increase our costs;

- decreased demand for our product resulting from changes in consumers' preferences;

- an inability to achieve volume growth through product and packaging initiatives;

- lower-than-expected net pricing resulting from marketplace competition and competitive pressures that may cause channel and product mix to shift from more profitable cold drink channels and packages;

- material changes from expectations in the cost of raw materials and ingredients;

-        an inability to achieve cost savings;

- an inability to achieve the expected timing for returns on cold drink equipment and related infrastructure expenditures;

- material changes in expected levels of bottler incentive payments from PepsiCo;

-        changes in product category consumption;

-        unfavorable weather conditions in our markets;

-        unforeseen economic and political changes;

-        possible recalls of our products;

- an inability to meet projections for performance in newly acquired territories;

- changes in laws and regulations, including restrictions on the sale of carbonated soft drinks in schools, changes in food and drug laws, transportation regulations, employee safety rules, labor laws, accounting standards, taxation requirements (including unfavorable outcomes from audits performed by various tax authorities) and environmental laws;

-        changes in our debt ratings; and

- material changes in our expected interest and currency exchange rates and unfavorable market performance of our pension plan assets.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
in millions, except per share data

FISCAL YEARS ENDED DECEMBER 27, 2003, DECEMBER 28, 2002 AND DECEMBER 29, 2001

                                                                                                   2003      2002      2001
                                                                                                 -------   -------   -------
NET REVENUES ...............................................................................     $10,265   $ 9,216   $ 8,443
Cost of sales ..............................................................................       5,215     5,001     4,580
                                                                                                 -------   -------   -------
GROSS PROFIT ...............................................................................       5,050     4,215     3,863

Selling, delivery and administrative expenses ..............................................       4,094     3,317     3,187
                                                                                                 -------   -------   -------
OPERATING INCOME ...........................................................................         956       898       676

Interest expense, net ......................................................................         239       191       194
Other non-operating expenses, net ..........................................................           7         7        --
Minority interest ..........................................................................          50        51        41
                                                                                                 -------   -------   -------

INCOME BEFORE INCOME TAXES .................................................................         660       649       441
Income tax expense before rate change ......................................................         227       221       161
Income tax rate change expense (benefit) ...................................................          11        --       (25)
                                                                                                 -------   -------   -------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ..........................         422       428       305
Cumulative effect of change in accounting principle, net of tax and minority interest ......           6        --        --
                                                                                                 -------   -------   -------
NET INCOME .................................................................................     $   416   $   428   $   305
                                                                                                 =======   =======   =======

BASIC EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ........     $  1.56   $  1.52   $  1.07
Cumulative effect of change in accounting principle ........................................        0.02        --        --
                                                                                                 -------   -------   -------
BASIC EARNINGS PER SHARE ...................................................................     $  1.54   $  1.52   $  1.07
                                                                                                 =======   =======   =======

Weighted-average shares outstanding ........................................................         270       282       286

DILUTED EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ......     $  1.52   $  1.46   $  1.03
Cumulative effect of change in accounting principle ........................................        0.02        --        --
                                                                                                 -------   -------   -------
DILUTED EARNINGS PER SHARE .................................................................     $  1.50   $  1.46   $  1.03
                                                                                                 =======   =======   =======

Weighted-average shares outstanding ........................................................         277       293       296

See accompanying notes to Consolidated Financial Statements.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions
FISCAL YEARS ENDED DECEMBER 27, 2003, DECEMBER 28, 2002 AND DECEMBER 29, 2001

                                                                                                  2003       2002       2001
                                                                                                -------    -------    -------
CASH FLOWS -- OPERATIONS
Net income .................................................................................    $   416    $   428    $   305
Adjustments to reconcile net income to net cash provided by operations:
    Depreciation ...........................................................................        556        443        379
    Amortization ...........................................................................         12          8        135
    Deferred income taxes ..................................................................        125        131         23
    Cumulative effect of change in accounting principle ....................................          6         --         --
    Other non-cash charges and credits, net ................................................        303        228        182
    Changes in operating working capital, excluding effects of acquisitions:
       Accounts receivable, net ............................................................        (20)       (19)       (28)
       Inventories, net ....................................................................          4         13        (50)
       Prepaid expenses and other current assets ...........................................          7         (7)       (10)
       Accounts payable and other current liabilities ......................................       (118)       (10)        69
                                                                                                -------    -------    -------
          Net change in operating working capital ..........................................       (127)       (23)       (19)
                                                                                                -------    -------    -------
    Pension contributions ..................................................................       (162)      (151)       (86)
    Other, net .............................................................................        (45)       (50)       (37)
                                                                                                -------    -------    -------
NET CASH PROVIDED BY OPERATIONS ............................................................      1,084      1,014        882
                                                                                                -------    -------    -------
CASH FLOWS -- INVESTMENTS
Capital expenditures .......................................................................       (644)      (623)      (593)
Acquisitions of bottlers ...................................................................       (100)      (936)      (120)
Sales of property, plant and equipment .....................................................         10          6          6
Investment in debt defeasance trust ........................................................         --       (181)        --
                                                                                                -------    -------    -------
NET CASH USED FOR INVESTMENTS ..............................................................       (734)    (1,734)      (707)
                                                                                                -------    -------    -------
CASH FLOWS -- FINANCING
Short-term borrowings, net -- three months or less .........................................          8        (78)        50
Net proceeds from issuances of long-term debt ..............................................      1,141      1,031         --
Payments of long-term debt .................................................................        (30)      (120)        --
Minority interest distribution .............................................................         (7)       (11)       (16)
Dividends paid .............................................................................        (11)       (11)       (12)
Proceeds from exercise of stock options ....................................................         35         93         18
Purchases of treasury stock ................................................................       (483)      (231)      (249)
                                                                                                -------    -------    -------
NET CASH PROVIDED BY (USED FOR) FINANCING ..................................................        653        673       (209)
                                                                                                -------    -------    -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS ...............................         10         (8)        (7)
                                                                                                -------    -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .......................................      1,013        (55)       (41)
CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR .............................................        222        277        318
                                                                                                -------    -------    -------
CASH AND CASH EQUIVALENTS -- END OF YEAR ...................................................    $ 1,235    $   222    $   277
                                                                                                =======    =======    =======

SUPPLEMENTAL CASH FLOW INFORMATION
NON-CASH INVESTING AND FINANCING ACTIVITIES:
       Liabilities incurred and/or assumed in conjunction with acquisitions of bottlers ....    $   146    $   813    $    25

See accompanying notes to Consolidated Financial Statements.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED BALANCE SHEETS

in millions, except per share data
DECEMBER 27, 2003 AND DECEMBER 28, 2002

                                                                                       2003       2002
                                                                                      -------    -------
ASSETS
CURRENT ASSETS
Cash and cash equivalents.........................................................    $ 1,235    $   222
Accounts receivable, less allowance of $72 in 2003 and $67 in 2002................        994        922
Inventories.......................................................................        374        378
Prepaid expenses and other current assets.........................................        268        203
Investment in debt defeasance trust...............................................        168         12
                                                                                      -------    -------
    TOTAL CURRENT ASSETS..........................................................      3,039      1,737

Property, plant and equipment, net................................................      3,423      3,308
Other intangible assets, net......................................................      3,562      3,495
Goodwill..........................................................................      1,386      1,192
Investment in debt defeasance trust...............................................         --        170
Other assets......................................................................        134        141
                                                                                      -------    -------
    TOTAL ASSETS..................................................................    $11,544    $10,043
                                                                                      =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and other current liabilities....................................    $ 1,231     $1,179
Short-term borrowings.............................................................         67         51
Current maturities of long-term debt..............................................      1,180         18
                                                                                      -------    -------
    TOTAL CURRENT LIABILITIES.....................................................      2,478      1,248

Long-term debt....................................................................      4,493      4,539
Other liabilities.................................................................        875        819
Deferred income taxes.............................................................      1,421      1,265
Minority interest.................................................................        396        348
                                                                                      -------    -------
    TOTAL LIABILITIES.............................................................      9,663      8,219
                                                                                      -------    -------

SHAREHOLDERS' EQUITY
Common stock, par value $0.01 per share:
   authorized 900 shares, issued 310 shares.......................................          3          3
Additional paid-in capital........................................................      1,743      1,750
Retained earnings.................................................................      1,471      1,066
Accumulated other comprehensive loss..............................................       (380)      (468)
Deferred compensation.............................................................         (4)        --
Treasury stock: 49 shares and 30 shares in 2003 and 2002, respectively, at cost...       (952)      (527)
                                                                                      -------    -------
    TOTAL SHAREHOLDERS' EQUITY....................................................      1,881      1,824
                                                                                      -------    -------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................................    $11,544    $10,043
                                                                                      =======    =======

         See accompanying notes to Consolidated Financial Statements.

THE PEPSI BOTTLING GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

in millions, except per share data

FISCAL YEARS ENDED DECEMBER 27, 2003, DECEMBER 28, 2002 AND DECEMBER 29, 2001

                                                                                           ACCUMULATED                      COMPRE-
                                                      ADDITIONAL                             OTHER                          HENSIVE
                                              COMMON   PAID-IN      DEFERRED    RETAINED  COMPREHENSIVE  TREASURY           INCOME/
                                              STOCK    CAPITAL    COMPENSATION  EARNINGS      LOSS        STOCK     TOTAL   (LOSS)
                                              ------  ----------  ------------  --------  -------------  --------   ------  -------
BALANCE AT DECEMBER 30, 2000................. $    2   $  1,736     $    --     $    355     $  (254)     $  (193)  $1,646
  Comprehensive income:
      Net income.............................     --         --          --          305          --           --      305  $   305
      Currency translation adjustment........     --         --          --           --         (49)          --      (49)     (49)
      Cash flow hedge adjustment (net of
      tax and minority interest of $8).......     --         --          --           --         (12)          --      (12)     (12)
      Minimum pension liability adjustment
      (net of tax and minority interest
      of $41)................................     --         --          --           --         (55)          --      (55)     (55)
                                                                                                                            -------
  Total comprehensive income.................                                                                               $   189
                                                                                                                            =======
  Stock split: (shares: 145 outstanding -
  9 treasury)................................      1         (1)         --           --          --           --       --
  Stock option exercises: 2 shares...........     --         (4)         --           --          --           22       18
  Tax benefit - stock option exercises.......     --          8          --           --          --           --        8
  Purchase of treasury stock: 12 shares......     --         --          --           --          --         (249)    (249)
  Cash dividends declared on common stock
  (per share - $0.04)......................       --         --          --          (11)         --           --      (11)
                                              ------   --------     -------     --------     -------      -------   ------
BALANCE AT DECEMBER 29, 2001.................      3      1,739          --          649        (370)        (420)   1,601
  Comprehensive income:
      Net income.............................     --         --          --          428          --           --      428  $   428
      Currency translation adjustment........     --         --          --           --          18           --       18       18
      Cash flow hedge adjustment (net of
      tax and minority interest of $4).......     --         --          --           --           7           --        7        7
      Minimum pension liability adjustment
      (net of tax and minority interest
      of $93)................................     --         --          --           --        (123)          --     (123)    (123)
                                                                                                                            -------
  Total comprehensive income.................                                                                               $   330
                                                                                                                            =======
  Stock option exercises: 8 shares...........     --        (31)         --           --          --          124       93
  Tax benefit - stock option exercises.......     --         42          --           --          --           --       42
  Purchase of treasury stock: 9 shares.......     --         --          --           --          --         (231)    (231)
  Cash dividends declared on common stock
  (per share - $0.04)........................     --         --          --          (11)         --           --      (11)
                                              ------   --------     -------     --------     -------      -------   ------
BALANCE AT DECEMBER 28, 2002.................      3      1,750          --        1,066        (468)        (527)   1,824
  Comprehensive income:
      Net income.............................     --         --          --          416          --           --      416  $   416
      Currency translation adjustment........     --         --          --           --          90           --       90       90
      Cash flow hedge adjustment(net of
      tax and minority interest of $13)......     --         --          --           --          18           --       18       18
      Minimum pension liability adjustment
      (net of tax and minority interest
      of $14)................................     --         --          --           --         (20)          --      (20)     (20)
                                                                                                                            -------
  Total comprehensive income.................                                                                               $   504
                                                                                                                            =======
  Stock option exercises: 3 shares...........     --        (23)         --           --          --           58       35
  Tax benefit - stock option exercises.......     --          8          --           --          --           --        8
  Purchase of treasury stock: 23 shares......     --         --          --           --          --         (483)    (483)
  Stock compensation.........................     --          8          (4)          --          --           --        4
  Cash dividends declared on common stock
  (per share  -  $0.04)......................     --         --          --          (11)         --           --      (11)
                                              ------   --------     -------      --------     -------      -------   ------
BALANCE AT DECEMBER 27, 2003................. $    3   $  1,743     $    (4)     $  1,471     $  (380)     $  (952)  $1,881
                                              ======   ========     =======      ========     =======      =======   ======

         See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tabular dollars in millions, except per share data

NOTE 1 -- BASIS OF PRESENTATION

         The Pepsi Bottling Group, Inc. ("PBG" or the "Company") is the world's largest manufacturer, seller and distributor of Pepsi-Cola beverages, consisting of bottling operations located in the United States, Mexico, Canada, Spain, Greece, Russia and Turkey. When used in these Consolidated Financial Statements, "PBG," "we," "our" and "us" each refers to the Pepsi Bottling Group, Inc. and, where appropriate, to Bottling Group, LLC, our principal operating subsidiary.

         PepsiCo, Inc. ("PepsiCo") owns 106,011,358 shares of our common stock, consisting of 105,911,358 shares of common stock and 100,000 shares of Class B common stock. All shares of Class B common stock that have been authorized have been issued to PepsiCo. At December 27, 2003, PepsiCo owned approximately 40.6% of our outstanding common stock and 100% of our outstanding Class B common stock, together representing approximately 45.8% of the voting power of all classes of our voting stock. In addition, PepsiCo owns 6.8% of the equity of Bottling Group, LLC, our principal operating subsidiary. We fully consolidate the results of Bottling Group, LLC and present PepsiCo's share as minority interest in our Consolidated Financial Statements.

         The common stock and Class B common stock both have a par value of $0.01 per share and are substantially identical, except for voting rights. Holders of our common stock are entitled to one vote per share and holders of our Class B common stock are entitled to 250 votes per share. Each share of Class B common stock is convertible into one share of common stock. Holders of our common stock and holders of our Class B common stock share equally on a per-share basis in any dividend distributions.

         Our Board of Directors has the authority to issue up to 20,000,000 shares of preferred stock, and to determine the price and terms, including, but not limited to, preferences and voting rights, of those shares without stockholder approval. At December 27, 2003, there was no preferred stock outstanding.

         Certain reclassifications were made in our Consolidated Financial Statements to 2002 and 2001 amounts to conform to the 2003 presentation.

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

         FISCAL YEAR - Our U.S. and Canadian operations report using a fiscal year that consists of 52 weeks, ending on the last Saturday in December. Every five or six years a 53rd week is added. Fiscal years 2003, 2002 and 2001 consisted of 52 weeks. Our remaining countries report using a calendar-year basis. Accordingly, we recognize our quarterly business results as outlined below:

    Quarter        U.S. & Canada         Mexico & Europe
    -------        -------------         ---------------
 First Quarter        12 weeks         January and February
 Second Quarter       12 weeks         March, April and May
 Third Quarter        12 weeks        June, July and August
 Fourth Quarter       16 weeks     September, October, November
                                           and December

         REVENUE RECOGNITION - We recognize revenue when our products are delivered to customers. Sales terms allow for a right of return if product freshness dating has expired or breakage has occurred.

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

         ADVERTISING AND MARKETING COSTS - We are involved in a variety of programs to promote our products. We include advertising and marketing costs in selling, delivery and administrative expenses and expense such costs in the fiscal year incurred. Advertising and marketing costs were $453 million, $441 million and $389 million in 2003, 2002 and 2001, respectively, before bottler incentives received from PepsiCo and other brand owners.

         BOTTLER INCENTIVES - PepsiCo and other brand owners, at their sole discretion, provide us with various forms of bottler incentives. These incentives are mutually agreed-upon between us and PepsiCo and other brand owners and cover a variety of initiatives, including direct marketplace support, capital equipment funding and advertising support. Based on the objective of the programs and initiatives, we record bottler incentives as an adjustment to net revenues, cost of sales or selling, delivery and administrative expenses. Beginning in 2003, due to the adoption of Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," we have changed our accounting methodology for the way we record bottler incentives. Prior to 2003, we classified worldwide bottler incentives received from PepsiCo and other brand owners as adjustments to net revenues and selling, delivery and administrative expenses depending on the objective of the program. In accordance with EITF Issue No. 02-16, we have classified certain bottler incentives as a reduction of cost of sales, beginning in 2003 as follows:

- Direct marketplace support represents PepsiCo's and other brand owners' agreed-upon funding to assist us in offering sales and promotional discounts to retailers and is generally recorded as an adjustment to cost of sales beginning in 2003. If the direct marketplace support is a reimbursement for a specific, incremental and identifiable program, the funding is recorded as an adjustment to net revenues. Prior to 2003, all direct marketplace support was recorded as an adjustment to net revenues.

- Capital equipment funding is designed to help offset the costs of purchasing and installing marketing equipment, such as vending machines and glass door coolers at customer locations and is recorded as a reduction of cost of sales beginning in 2003. Prior to 2003, capital equipment funding was recorded as a reduction to selling, delivery and administrative expenses.

- Advertising support represents agreed-upon funding to assist us for the cost of media time and promotional materials and is generally recorded as an adjustment to cost of sales. Advertising support that represents reimbursement for a specific, incremental and identifiable media cost, is recorded as a reduction to advertising and marketing expenses within selling, delivery and administrative expenses. Prior to 2003, all funding for media costs was recorded as an adjustment to selling, delivery and administrative expenses.

         Total bottler incentives recognized as adjustments to net revenues, cost of sales and selling, delivery and administrative expenses in our Consolidated Statements of Operations were as follows:

                                                   52-WEEKS ENDED
                                                  2003  2002  2001
                                                  ----  ----  ----
Net revenues....................................  $ 55  $293  $293
Cost of sales...................................   527    --    --
Selling, delivery and administrative expenses...   108   311   305
                                                  ----  ----  ----
   Total bottler incentives.....................  $690  $604  $598
                                                  ====  ====  ====

         See "New Accounting Standards" for the pro-forma disclosure to our reported results for the 52-weeks ended December 28, 2002 and December 29, 2001, assuming that EITF Issue No. 02-16 had been in place for all periods presented.

         SHIPPING AND HANDLING COSTS - We record the majority of our shipping and handling costs within selling, delivery and administrative expenses. Such costs totaled $1,397 million, $1,172 million and $1,092 million in 2003, 2002 and 2001, respectively.

         FOREIGN CURRENCY GAINS AND LOSSES - We translate the balance sheets of our foreign subsidiaries that do not operate in highly inflationary economies at the exchange rates in effect at the balance sheet date, while we translate the statements of operations at the average rates of exchange during the year. The resulting translation adjustments of our foreign subsidiaries are recorded directly to accumulated other comprehensive loss. Foreign currency gains and losses reflect both transaction gains and losses in our foreign operations, as well as translation gains and losses arising from the remeasurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Turkey and Russia were considered highly inflationary economies for accounting purposes in 2002 and 2001. Beginning in 2003, Russia is no longer considered highly inflationary, and as a result, changed its functional currency from the U.S. dollar to the Russian ruble. There was no material impact on our consolidated financial statements as a result of Russia's change in functional currency in 2003.

         PENSION AND POSTRETIREMENT BENEFIT PLANS - We sponsor pension and other postretirement benefit plans in various forms covering substantially all employees who meet eligibility requirements. We account for our defined benefit pension plans and our postretirement benefit plans using actuarial models required by Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

         The assets, liabilities and assumptions used to measure expense for any fiscal year are determined as of September 30 of the preceding year ("measurement date"). Differences between actual and expected returns are generally recognized in the net periodic pension calculation over five years. To the extent the amount of all unrecognized gains and losses exceeds 10% of the larger of the benefit obligation or plan assets, such amount is amortized over the average remaining service life of active participants. We amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits. For additional unaudited information, see "Critical Accounting Policies" in Management's Financial Review.

         INCOME TAXES - Our effective tax rate is based on pre-tax income, statutory tax rates and tax planning strategies available to us in the various jurisdictions in which we operate. The tax bases of our assets and liabilities reflect our best estimate of the tax benefit and costs we expect to realize. Valuation allowances are established where expected future taxable income does not support the recognition of the related deferred tax asset. For additional unaudited information, see "Critical Accounting Policies" in Management's Financial Review.

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

         ALLOWANCE FOR DOUBTFUL ACCOUNTS - We determine our allowance for doubtful accounts based on the evaluation of the aging of our trade receivable portfolio and an in-depth analysis of our high-risk customers. Our reserves contemplate our historical loss rate on receivables, specific customer situations, and the economic environments in which we operate. For additional unaudited information, see "Critical Accounting Policies" in Management's Financial Review.

         INVENTORIES - We value our inventories at the lower of cost or net realizable value. The cost of our inventory in the majority of locations is computed on the first-in, first-out method. In Turkey, we compute the cost of our inventories at the lower of cost computed using the weighted-average cost method.

         PROPERTY, PLANT AND EQUIPMENT - We state property, plant and equipment ("PP&E") at cost, except for PP&E that has been impaired, for which we write down the carrying amount to estimated fair market value, which then becomes the new cost basis.

         GOODWILL AND OTHER INTANGIBLE ASSETS, NET - During 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. Effective the first day of fiscal year 2002, we no longer amortize goodwill and certain intangible assets, but evaluate them for impairment annually. See "New Accounting Standards" for the pro-forma disclosure to our reported results for the 52-weeks ended December 29, 2001, assuming that SFAS No. 142 had been in place for all periods presented.

         We evaluate our identified intangible assets with indefinite useful lives for impairment annually on an individual basis or by asset groups on a country-by-country basis, depending on the nature of the intangible asset. We measure impairment as the amount by which the carrying value exceeds its estimated fair value. Based upon our annual impairment analysis performed in the fourth quarter of 2003, the estimated fair values of our identified intangible assets with indefinite lives exceeded their carrying amounts.

         We evaluate goodwill on a country-by-country basis ("reporting unit") for impairment. We evaluate each reporting unit for impairment based upon a two-step approach. First, we compare the fair value of our reporting unit with its carrying value. Second, if the carrying value of our reporting unit exceeds its fair value, we compare the implied fair value of the reporting unit's goodwill to its carrying amount to measure the amount of impairment loss. In measuring the implied fair value of goodwill, we would allocate the fair value of the reporting unit to each of its assets and liabilities (including any unrecognized intangible assets). Any excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Based upon our annual impairment analysis in the fourth quarter of 2003, the estimated fair value of our reporting units exceeded their carrying value and as a result, we did not need to proceed to the second step of the impairment test.

         Other identified intangible assets that are subject to amortization are amortized over the period in which we expect to receive economic benefit and are reviewed for impairment when facts and circumstances indicate that the carrying value of the asset may not be recoverable. The determination of the expected life will be dependent upon the use and underlying characteristics of the intangible asset. In our evaluation of the intangible assets, we consider the nature and terms of the underlying agreements, the customer's attrition rate, competitive environment, and brand history, as applicable. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques. For additional unaudited information, see "Critical Accounting Policies" in Management's Financial Review.

         INVESTMENT IN DEBT DEFEASANCE TRUST - In 2002 we purchased $181 million in U.S. government securities and placed those securities into an irrevocable trust, for the sole purpose of funding payments of principal and interest on the $160 million of 9.75% senior notes maturing in March 2004, in order to defease their respective covenants. These marketable securities have maturities that coincide with the scheduled interest payments of the senior notes and ultimate payment of principal. We have categorized these marketable securities as held-to-maturity as we have the positive intent and ability to hold these securities to maturity. Held-to-maturity securities are carried at amortized cost. At December 27, 2003, total amortized cost for these held-to-maturity securities is $168 million and is recorded in the current portion of investment in debt defeasance trust in our Consolidated Balance Sheets. At December 28, 2002, total amortized costs for these held-to-maturity securities was $182 million, of which $12 million was recorded as current and the remaining $170 million was recorded as long-term in investment in debt defeasance trust in our Consolidated Balance Sheets.

         CASUALTY INSURANCE COSTS - We became self-insured for casualty costs in the United States starting in 2002. Our liability for casualty costs was $127 million as of December 27, 2003 of which $38 million was reported in accounts payable and other current liabilities and $89 million was recorded in other liabilities in our Consolidated Balance Sheets. Our liability for casualty costs is estimated using individual case-based valuations and statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. We do not discount our loss expense reserves. For additional unaudited information, see "Critical Accounting Policies" in Management's Financial Review.

         MINORITY INTEREST - PBG and PepsiCo contributed bottling businesses and assets used in the bottling businesses to Bottling Group, LLC, our principal operating subsidiary, in connection with the formation of Bottling Group, LLC in February 1999. At December 27, 2003, PBG owns 93.2% of Bottling Group, LLC and PepsiCo owns the remaining 6.8%. Accordingly, the Consolidated Financial Statements reflect PepsiCo's share of the consolidated net income of Bottling Group, LLC as minority interest in our Consolidated Statements of Operations, and PepsiCo's share of consolidated net assets of Bottling Group, LLC as minority interest in our Consolidated Balance Sheets.

         TREASURY STOCK - We record the repurchase of shares of our common stock at cost and classify these shares as treasury stock within shareholders' equity. Repurchased shares are included in our authorized and issued shares but not included in our shares outstanding. We record shares reissued using an average cost. Since the inception of our share repurchase program in October 1999, we have repurchased approximately 63 million shares and have reissued approximately 14 million for stock option exercises.

         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - We use derivative instruments to hedge against the risk associated with the price of commodities purchased and used in our business, interest rates on outstanding debt and in 2002, certain currency exposures. Our use of derivative instruments is limited to interest rate swaps, forward contracts, futures and options on futures contracts. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.

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

         For a cash flow hedge, the effective portion of changes in the fair value of the derivative instrument that are highly effective are deferred in accumulated other comprehensive loss until the underlying hedged item is recognized in earnings. The applicable gain or loss recognized in earnings is recorded consistent with the expense classification of the underlying hedged item.

         The ineffective portion of fair value changes on qualifying cash flow hedges is recognized in earnings immediately and is recorded consistent with the expense classification of the underlying hedged item. If a fair value or cash flow hedge were to cease to qualify for hedge accounting or be terminated, it would continue to be carried on the balance sheet at fair value until settled, but hedge accounting would be discontinued prospectively. If a forecasted transaction was no longer probable of occurring, amounts previously deferred in accumulated other comprehensive loss would be recognized immediately in earnings.

         On occasion, we enter into derivative instruments that do not qualify for hedge accounting. These instruments are reflected in the Consolidated Balance Sheets at fair value with changes in fair value recognized in earnings.

         We also may enter into a derivative instrument for which hedge accounting is not required because it is entered into to offset changes in the fair value of an underlying transaction recognized in earnings ("natural hedge"). These instruments are reflected in the Consolidated Balance Sheets at fair value with changes in fair value recognized in earnings.

         STOCK-BASED EMPLOYEE COMPENSATION - We measure stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense for stock option grants to our employees is measured as the excess of the quoted market price of common stock at the grant date over the amount the employee must pay for the stock. Our policy is to grant stock options based upon the fair value of the PBG stock on the date of grant. As allowed by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123," we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation." If we had measured compensation cost for the stock-based awards granted to our employees under the fair value-based method prescribed by SFAS No. 123, net income would have been changed to the pro forma amounts set forth below:

                                                                                    52-WEEKS ENDED
                                                                                  2003   2002    2001
                                                                                  -----  -----  -----
Net income:
As reported.....................................................................  $ 416  $ 428  $ 305
Add:  Total stock-based employee compensation expense
      included in reported net income, net of taxes and
      minority interest.........................................................      2     --     --
Less: Total stock-based employee compensation expense under fair
      value-based method for all awards, net of taxes and minority interest.....    (42)   (40)   (36)
                                                                                  -----  -----  -----
Pro forma.......................................................................  $ 376  $ 388  $ 269
                                                                                  =====  =====  =====
Earnings per share:
 Basic - as reported............................................................  $1.54  $1.52  $1.07
 Basic - pro forma..............................................................  $1.39  $1.38  $0.94
 Diluted - as reported..........................................................  $1.50  $1.46  $1.03
 Diluted - pro forma............................................................  $1.35  $1.32  $0.91

         Pro forma compensation cost measured for equity awards granted to employees is amortized using a straight-line basis over the vesting period, which is typically three years.

         During 2003, we issued restricted stock awards to certain key members of senior management, which vest over periods ranging from three to five years from the date of grant. These restricted stock awards are earned only if the Company achieves certain performance targets over a three-year period. These restricted share awards are considered variable awards pursuant to APB Opinion No. 25, which requires the related compensation expense to be re-measured each period until the performance targets are met and the amount of the awards becomes fixed. When the restricted stock award was granted, deferred compensation was recorded as a reduction to shareholders' equity, and such amount has been adjusted quarterly and amortized on a straight-line basis over the vesting periods. As of December 27, 2003, the deferred compensation balance remaining to be amortized is approximately $4 million. The Company recognized approximately $1 million of expense in 2003 relating to these equity awards.

         COMMITMENTS AND CONTINGENCIES - We are subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Liabilities related to commitments and contingencies are recognized when a loss is probable and reasonably estimable.

         NEW ACCOUNTING STANDARDS

         SFAS No. 142

         During 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment. Effective the first day of fiscal year 2002 we no longer amortize goodwill and certain franchise rights, but evaluate them for impairment annually. The following table provides pro forma disclosure of the elimination of goodwill and certain franchise rights amortization in 2001, as if SFAS No. 142 had been adopted at the beginning of 2001:

                                                                                           2003    2002    2001
                                                                                           -----   -----   -----
Reported net income....................................................................    $ 416   $ 428   $ 305
   Add back: Goodwill amortization, net of taxes and minority interest.................       --      --      27
   Add back: Franchise rights amortization, net of taxes and minority interest.........       --      --      64
                                                                                           -----   -----   -----
Adjusted net income....................................................................    $ 416   $ 428   $ 396
                                                                                           =====   =====   =====

Reported earnings per common share - Basic.............................................    $1.54   $1.52   $1.07
   Add back: Goodwill amortization, net of taxes and minority interest.................       --      --    0.09
   Add back: Franchise rights amortization, net of taxes and minority interest ........       --      --    0.23
                                                                                           -----   -----   -----
Adjusted earnings per common share - Basic.............................................    $1.54   $1.52   $1.39
                                                                                           =====   =====   =====

Reported earnings per common share - Diluted...........................................    $1.50   $1.46   $1.03
   Add back: Goodwill amortization, net of taxes and minority interest.................       --      --    0.09
   Add back: Franchise rights amortization, net of taxes and minority interest.........       --      --    0.22
                                                                                           -----   -----   -----
Adjusted earnings per common share - Diluted...........................................    $1.50   $1.46   $1.34
                                                                                           =====   =====   =====

         EITF Issue No. 02-16

         As discussed above in Note 2, the EITF reached a consensus on Issue No. 02-16, addressing the recognition and income statement classification of various cash consideration given by a vendor to a customer. In accordance with EITF Issue No. 02-16, we have classified certain bottler incentives as a reduction of cost of sales beginning in 2003. In the first quarter of 2003, we have recorded a transition adjustment of $6 million, net of taxes and minority interest of $1 million, for the cumulative effect on prior years. This adjustment reflects the amount of bottler incentives that can be attributed to our 2003 beginning inventory balances. This accounting change did not have a material effect on our income before cumulative effect of change in accounting principle for the 52-weeks ended December 27, 2003. Assuming that EITF Issue No. 02-16 had been in place for all periods presented, the following pro forma adjustments would have been made to our reported results for the 52-weeks ended December 28, 2002 and December 29, 2001:

                                                              52-WEEKS ENDED DECEMBER 28, 2002
                                                             -----------------------------------
                                                                AS       EITF 02-16    PRO FORMA
                                                             REPORTED    ADJUSTMENT     RESULTS
                                                             --------    ----------    ---------
Net revenues.............................................    $  9,216    $     (290)   $   8,926
Cost of sales............................................       5,001          (491)       4,510
Selling, delivery and administrative expenses............       3,317           201        3,518
                                                             --------    ----------    ---------
Operating income.........................................    $    898    $        -    $     898
                                                             ========    ==========    =========

                                                              52-WEEKS ENDED DECEMBER 29, 2001
                                                             -----------------------------------
                                                                AS       EITF 02-16    PRO FORMA
                                                             REPORTED    ADJUSTMENT     RESULTS
                                                             --------    ----------    ---------
Net revenues.............................................    $  8,443    $     (278)   $   8,165
Cost of sales............................................       4,580          (468)       4,112
Selling, delivery and administrative expenses............       3,187           190        3,377
                                                             --------    ----------    ---------
Operating income.........................................    $    676    $        -    $     676
                                                             ========    ==========    =========

         Assuming EITF Issue No. 02-16 had been adopted for all periods presented, pro forma net income and earnings per share for the 52-weeks ended December 27, 2003, December 28, 2002 and December 29, 2001, would have been as follows:

                                                                52-WEEKS ENDED
                                                                --------------
                                                       DECEMBER     DECEMBER     DECEMBER
                                                       27, 2003     28, 2002     29, 2001
                                                       --------     --------     --------
Net income:
  As reported.....................................     $    416     $    428     $    305
  Pro forma.......................................          422          428          305

Earnings per share:
  Basic - as reported.............................     $   1.54     $   1.52     $   1.07
  Basic - pro forma...............................         1.56         1.52         1.07

  Diluted - as reported...........................     $   1.50     $   1.46     $   1.03
  Diluted - pro forma.............................         1.52         1.46         1.03

         SFAS No. 149

         During 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our Consolidated Financial Statements.

         FIN 46

         In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. The adoption of FIN 46 did not have a material impact on our Consolidated Financial Statements.

         SFAS No. 146

         During 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our Consolidated Financial Statements.

         FIN 45

         In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our Consolidated Financial Statements.

         Equity Award Accounting

         The FASB is planning to issue an exposure draft proposing to expense the fair value of equity awards beginning in 2005. We are currently evaluating the impact of this proposed standard on our financial statements.

NOTE 3 -- INVENTORIES

                                                                             2003      2002
                                                                            -------   -------
Raw materials and supplies....................                              $   140   $   162
Finished goods................................                                  234       216
                                                                            -------   -------
                                                                            $   374   $   378
                                                                            =======   =======


NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT, NET

                                                                             2003      2002
                                                                            -------   -------
Land..........................................                              $   241   $   228
Buildings and improvements....................                                1,185     1,126
Manufacturing and distribution equipment......                                3,028     2,768
Marketing equipment...........................                                2,131     2,008
Other.........................................                                  176       154
                                                                            -------   -------
                                                                              6,761     6,284
Accumulated depreciation......................                               (3,338)   (2,976)
                                                                            -------   -------
                                                                            $ 3,423   $ 3,308
                                                                            =======   =======

We calculate depreciation on a straight-line basis over the estimated lives of the assets as follows:

Buildings and improvements.................................      20-33 years
Manufacturing and distribution equipment...................      2-15 years
Marketing equipment........................................      3-7 years



NOTE 5 - OTHER INTANGIBLE ASSETS, NET AND GOODWILL

                                                                             2003      2002
                                                                            -------   -------
Intangibles subject to amortization:
   Gross carrying amount:
      Customer relationships and lists .........................            $    42   $    --
      Franchise rights..........................................                 23        20
      Other identified intangibles..............................                 27        24
                                                                            -------   -------
                                                                                 92        44
                                                                            -------   -------
   Accumulated amortization:
      Customer relationships and lists .........................                 (3)       --
      Franchise rights..........................................                (10)       (6)
      Other identified intangible...............................                (12)       (9)
                                                                            -------   -------
                                                                                (25)      (15)
                                                                            -------   -------
Intangibles subject to amortization, net                                         67        29
                                                                            -------   -------

Intangibles not subject to amortization:
   Carrying amount:
      Franchise rights..........................................              2,908     3,424
      Distribution rights.......................................                286        --
      Trademarks................................................                207        --
      Other identified intangibles..............................                 94        42
                                                                            -------   -------
Intangibles not subject to amortization.........................              3,495     3,466
                                                                            -------   -------
Total other intangible assets, net..............................            $ 3,562   $ 3,495
                                                                            =======   =======

Goodwill........................................................            $ 1,386   $ 1,192
                                                                            =======   =======

         Total other intangible assets, net and goodwill increased by approximately $261 million due to the following:

                                                                                   OTHER
                                                                                 INTANGIBLE
                                                                   GOODWILL     ASSETS, NET     TOTAL
                                                                  ----------    -----------    --------
Balance at December 28, 2002...................................   $    1,192    $     3,495    $  4,687

Purchase price allocations relating to recent acquisitions.....          163             66         229

Impact of foreign currency translation.........................           31              8          39

Increase in pension asset......................................           --              5           5

Amortization of intangible assets..............................           --            (12)        (12)
                                                                  ----------    -----------    --------
Balance at December 27, 2003...................................   $    1,386    $     3,562    $  4,948
                                                                  ==========    ===========    ========

         See Note 16 - Acquisitions for further information relating to the changes of goodwill and other intangible assets, net.

         For intangible assets subject to amortization, we calculate amortization expense over the period we expect to receive economic benefit. Total amortization expense was $12 million, $8 million and $135 million in 2003, 2002 and 2001, respectively. The weighted-average amortization period for each category of intangible assets and its estimated aggregate amortization expense expected to be recognized over the next five years are as follows:

                                                            ESTIMATED AGGREGATE AMORTIZATION EXPENSE TO BE INCURRED
                                         WEIGHTED-          -------------------------------------------------------
                                          AVERAGE                           FISCAL YEAR ENDING
                                        AMORTIZATION                        ------------------
                                          PERIOD             2004         2005         2006         2007         2008
                                        ------------         ----         ----         ----         ----         ----
Customer relationships and lists.....     17 years           $  2         $  2         $  2         $  2         $  2
Franchise rights.....................      5 years           $  5         $  5         $  2         $  1         $ --
Other identified intangibles.........      6 years           $  5         $  4         $  3         $  2         $  1

NOTE 6 -- ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

                                                                              2003        2002
                                                                            --------    --------
Accounts payable........................................................    $    392    $    394
Trade incentives........................................................         220         210
Accrued compensation and benefits.......................................         162         181
Other accrued taxes.....................................................         114          57
Accrued interest........................................................          86          81
Other current liabilities...............................................         257         256
                                                                            --------    --------
                                                                            $  1,231    $  1,179
                                                                            ========    ========

NOTE 7 -- SHORT-TERM BORROWINGS AND LONG-TERM DEBT

                                                                              2003        2002
                                                                            --------    --------
Short-term borrowings
    Current maturities of long-term debt................................    $  1,180        $ 18
    Other short-term borrowings ........................................          67          51
                                                                            --------    --------
                                                                            $  1,247    $     69
                                                                            ========    ========
Long-term debt
    5.63% (5.06% effective rate**)  senior notes due 2009...............    $  1,300    $  1,300
    5.38% (3.54% effective rate**)  senior notes due 2004...............       1,000       1,000
    7.00% (7.12% effective rate)  senior notes due 2029.................       1,000       1,000
    4.63% (4.59% effective rate)  senior notes due 2012.................       1,000       1,000
    2.45% (1.87% effective rate**)  senior notes due 2006...............         500          --
    5.00% (5.12% effective rate)  senior notes due 2013.................         400          --
    4.13% (4.48% effective rate)  senior notes due 2015.................         250          --
    9.75% (3.77% effective rate***)  senior notes due 2004..............         160         160
    Other (average rate 3.08%)..........................................          71          74
                                                                            --------    --------
                                                                               5,681       4,534
    Add: SFAS No. 133 adjustment *......................................           3          23
         Fair value adjustment relating to purchase accounting..........           3          14
   Less: Unamortized discount, net......................................          14          14
         Current maturities of long-term debt...........................       1,180          18
                                                                            --------    --------
                                                                            $  4,493    $  4,539
                                                                            ========    ========

* In accordance with the requirements of SFAS No. 133, the portion of our fixed-rate debt obligations that is hedged is reflected in our Consolidated Balance Sheets as an amount equal to the sum of the debt's carrying value plus a SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates.

** Effective interest rates include the impact of the gain/loss realized on swap instruments and represent the rates that were achieved in 2003.

*** Effective interest rate includes the impact resulting from the fair value adjustment relating to our acquisition of Gemex.

         Maturities of long-term debt as of December 27, 2003, are 2004: $1,175 million, 2005: $16 million, 2006: $506 million, 2007: $28 million, 2008: $0 million and thereafter, $3,956 million. The maturities of long-term debt do not include the non-cash impact of the SFAS No. 133 adjustment, and the interest effect of the fair value adjustment relating to purchase accounting and unamortized discount.

         The $1.3 billion of 5.63% senior notes and the $1.0 billion of 5.38% senior notes are guaranteed by PepsiCo. The $1.0 billion of 7.0% senior notes are guaranteed by Bottling Group, LLC.

         The $1.0 billion of 4.63% senior notes will be guaranteed by PepsiCo starting in February 2004, in accordance with the terms set forth in the related indenture.

         During the second quarter of 2003, Bottling Group, LLC issued $250 million of senior notes with a coupon rate of 4.13%, maturing on June 15, 2015. We used the net proceeds of this offering for general corporate purposes.

         During the third quarter of 2003, Bottling Group, LLC filed a shelf registration statement with the Securities and Exchange Commission (the "SEC") that was declared effective by the SEC on September 5, 2003. Under this registration statement, we have the capability to issue, in one or more offerings, up to $1 billion in senior notes. Pursuant to the shelf registration statement on October 7, 2003, we completed an offering of $500 million 2.45% senior notes due on October 16, 2006. In addition, on November 17, 2003, we completed an offering of $400 million of 5.0% senior notes due on November 15, 2013. In February 2004, we intend to utilize the net proceeds from these offerings for the repayment of a portion of our $1 billion principal amount of 5.38% senior notes. Pending such use, the net proceeds have been invested in several short-term instruments with original maturities of three months or less and are classified as cash and cash equivalents in our Consolidated Balance Sheet.

         Each of the senior notes mentioned above has redemption features and covenants and will, among other things, limit our ability and the ability of our restricted subsidiaries to create or assume liens, enter into sale and lease-back transactions, engage in mergers or consolidations and transfer or lease all or substantially all of our assets.

         The $160 million of 9.75% senior notes were issued by Pepsi-Gemex, S.A. de C.V. of Mexico ("Gemex"). In December 2002, we purchased $181 million of
U.S. government securities and placed those securities into an irrevocable trust. The trust has been established for the sole purpose of funding payments of principal and interest on the $160 million of 9.75% senior notes maturing in March 2004, in order to defease its respective covenants. We estimate that the U.S. government securities will be sufficient to satisfy all future principal and interest requirements of the senior notes. See Note 2 for further information relating to these instruments.

         We have a $500 million commercial paper program that is supported by two $250 million credit facilities. During the second quarter of 2003, we renegotiated the credit facilities. One of the credit facilities expires in April 2004, which we intend to renew, and the other credit facility expires in April 2008. There are certain financial covenants associated with these credit facilities. Both credit facilities are guaranteed by Bottling Group, LLC. We have used these credit facilities to support our commercial paper program in 2003 and 2002, however, there were no borrowings outstanding under these credit facilities at December 27, 2003, or December 28, 2002.

         We have available short-term bank credit lines of approximately $302 million and $167 million at December 27, 2003 and December 28, 2002, respectively. These lines were used to support the general operating needs of our businesses outside the United States. The weighted-average interest rate for used lines of credit outstanding at December 27, 2003, and December 28, 2002, was 4.17% and 8.85%, respectively.

         Amounts paid to third parties for interest, net of cash received from our interest rate swaps, was $243 million, $198 million and $193 million in 2003, 2002 and 2001, respectively. Total interest expense incurred during 2003, 2002 and 2001 was $247 million, $200 million and, $204 million, respectively.

         At December 27, 2003, we have outstanding letters of credit and surety bonds valued at $135 million from financial institutions primarily to provide collateral for estimated self-insurance claims and other insurance requirements.

NOTE 8 -- LEASES

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

         Our future minimum commitments under noncancellable leases are set forth below:

                                      LEASES
                                      ------
                                CAPITAL    OPERATING
                                -------    ---------
2004.........................   $     6    $      34
2005.........................         1           26
2006.........................         1           20
2007.........................        --           17
2008.........................        --           15
Later years..................         3           59
                                -------    ---------
                                $    11    $     171
                                =======    =========

         At December 27, 2003, the present value of minimum payments under capital leases was $9 million, after deducting $2 million for imputed interest. Our rental expense was $69 million, $62 million and $40 million for 2003, 2002 and 2001, respectively.

NOTE 9 -- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

         CASH FLOW HEDGES - We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use future and option contracts to hedge the risk of adverse movements in commodity prices related to anticipated purchases of aluminum and fuel used in our operations. These contracts, which generally range from one to 12 months in duration, establish our commodity purchase prices within defined ranges in an attempt to limit our purchase price risk resulting from adverse commodity price movements, and are designated as hedges and qualify for cash flow hedge accounting treatment.

         The net amount of deferred losses from our commodity hedging that we recognized into cost of sales in our Consolidated Statements of Operations was $2 million in 2003 and $22 million in 2002. As a result of our commodity hedges, $19 million of deferred gains and $16 million of deferred losses (before taxes and minority interest) remained in accumulated other comprehensive loss in our Consolidated Balance Sheets, based on the commodity rates in effect on December 27, 2003, and December 28, 2002, respectively. The adjustment to accumulated other comprehensive loss is reflected after income taxes and minority interest expense of $8 million in 2003 and income taxes and minority interest benefit of $7 million in 2002 in our Consolidated Statements of Changes in Shareholders' Equity. Assuming no change in the commodity prices as measured on December 27, 2003, $19 million of the deferred gain will be recognized in our cost of sales over the next 12 months. The ineffective portion of the change in fair value of these contracts was not material to our results of operations in 2003 or 2002.

         FAIR VALUE HEDGES - We finance a portion of our operations through fixed-rate debt instruments. We effectively converted $1.8 billion of our senior notes to floating rate debt through the use of interest rate swaps with the objective of reducing our overall borrowing costs. These interest rate swaps meet the criteria for fair value hedge accounting and are 100% effective in eliminating the market rate risk inherent in our long-term debt. Accordingly, any gain or loss associated with these swaps is fully offset by the opposite market impact on the related debt. The change in fair value of the interest rate swaps was a decrease of

$20 million in 2003 and an increase of $16 million in 2002. The current portion of the fair value change of our swap and debt has been recorded in prepaid expenses and other current assets and current maturities of long-term debt in our Consolidated Balance Sheets. The long-term portion of the fair value change of our swaps and debt has been recorded in other assets and long-term debt in our Consolidated Balance Sheets.

         UNFUNDED DEFERRED COMPENSATION LIABILITY - Our unfunded deferred compensation liability is subject to changes in our stock price as well as price changes in other equity and fixed-income investments. Participating employees in our deferred compensation program can elect to defer all or a portion of their compensation to be paid out on a future date or dates. As part of the deferral process, employees select from phantom investment options that determine the earnings on the deferred compensation liability and the amount that they will ultimately receive. Employee investment elections include PBG stock and a variety of other equity and fixed-income investment options.

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

         We use prepaid forward contracts to hedge the portion of our deferred compensation liability that is based on our stock price. At December 27, 2003, we had a prepaid forward contract for 638,000 shares at an exercise price of $23.33, which was accounted for as a natural hedge. This contract requires cash settlement and has a fair value at December 27, 2003, of $15 million recorded in prepaid expenses and other current assets in our Consolidated Balance Sheets. The fair value of this contract changes based on the change in our stock price compared with the contract exercise price. We recognized $1 million in losses in 2003 and $1 million in gains in 2002, resulting from the change in fair value of these prepaid forward contracts. The earnings impact from these instruments is classified as selling, delivery and administrative expenses.

         OTHER DERIVATIVES - During 2002, we entered into option contracts to mitigate certain foreign currency risks in anticipation of our acquisition of Gemex. Although these instruments did not qualify for hedge accounting, they were deemed derivatives since they contained a net settlement clause. These options expired unexercised and the cost of these options of $7 million has been recorded in other non-operating expenses, net in our Consolidated Statements of Operations in 2002.

         OTHER FINANCIAL ASSETS AND LIABILITIES - Financial assets with carrying values approximating fair value include cash and cash equivalents and accounts receivable. Financial liabilities with carrying values approximating fair value include accounts payable and other accrued liabilities and short-term debt. The carrying value of these financial assets and liabilities approximates fair value due to their short maturities and since interest rates approximate current market rates for short-term debt.

         Long-term debt at December 27, 2003, had a carrying value and fair value of $5.7 billion and $6.0 billion, respectively, and at December 28, 2002, had a carrying value and fair value of $4.5 billion and $4.9 billion, respectively. The fair value is based on interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities.

NOTE 10 -- PENSION AND POSTRETIREMENT BENEFIT PLANS

         PENSION BENEFITS

         Our U.S. employees participate in noncontributory defined benefit pension plans, which cover substantially all full-time salaried employees, as well as most hourly employees. Benefits generally are based on years of service and compensation, or stated amounts for each year of service. All of our qualified plans are funded and contributions are made in amounts not less than minimum statutory funding requirements and not more than the maximum amount that can be deducted for U.S. income tax purposes. Our net pension expense for the defined benefit plans for our operations outside the U.S. was not significant and is not included in the tables presented below.

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

                                                                                             PENSION
                                                                                   ---------------------------
                                                                                    2003      2002      2001
                                                                                   -------   -------   -------
Components of pension expense:

    Service cost................................................................   $    37   $    28   $    25
    Interest cost...............................................................        63        56        50
    Expected return on plan assets..............................................       (67)      (66)      (57)
    Amortization of prior service amendments....................................         6         6         4
    Amortization of net loss....................................................        13        --        --
    Special termination benefits................................................        --         1        --
                                                                                   -------   -------   -------
    Net pension expense for the defined benefit plans...........................   $    52   $    25   $    22
                                                                                   -------   -------   -------
    Defined contribution plans expense..........................................   $    19   $    18   $    17
                                                                                   -------   -------   -------
    Total pension expense recognized in the Consolidated
    Statements of Operations....................................................   $    71   $    43   $    39
                                                                                   =======   =======   =======

         POSTRETIREMENT BENEFITS

         Our postretirement plans provide medical and life insurance benefits principally to U.S. retirees and their dependents. Employees are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. The plans are not funded and since 1993 have included retiree cost sharing.

                                                                                         POSTRETIREMENT
                                                                                   ---------------------------
                                                                                    2003      2002      2001
                                                                                   -------   -------   -------
Components of postretirement benefits expense:
    Service cost................................................................   $     3   $     3   $     3
    Interest cost...............................................................        19        17        16
    Amortization of net loss....................................................         5         2         1
    Amortization of prior service amendments....................................        (2)       (6)       (6)
                                                                                   -------   -------   -------
    Net postretirement benefits expense recognized in the
    Consolidated Statements of Operations.......................................   $    25   $    16   $    14
                                                                                   =======   =======   =======

         CHANGES IN THE PROJECTED BENEFIT OBLIGATIONS

                                                                                        PENSION         POSTRETIREMENT
                                                                                   -----------------   -----------------
                                                                                    2003      2002      2003      2002
                                                                                   -------   -------   -------   -------
Obligation at beginning of year.............................................       $   953   $   760   $   286   $   228
Service cost................................................................            37        28         3         3
Interest cost...............................................................            63        56        19        17
Plan amendments.............................................................            11        22        --        --
Actuarial loss..............................................................           112       127        22        55
Benefit payments............................................................           (47)      (41)      (18)      (17)
Special termination benefits................................................            --         1        --        --
                                                                                   -------   -------   -------   -------
Obligation at end of year...................................................       $ 1,129   $   953   $   312   $   286
                                                                                   =======   =======   =======   =======

         CHANGES IN THE FAIR VALUE OF ASSETS

                                                                                        PENSION         POSTRETIREMENT
                                                                                   -----------------   -----------------
                                                                                    2003      2002      2003      2002
                                                                                   -------   -------   -------   -------
Fair value at beginning of year.............................................       $   538   $   578   $    --   $    --
Actual return on plan assets................................................           121       (61)       --        --
Asset transfers.............................................................            --        11        --        --
Employer contributions......................................................           197        51        18        17
Benefit payments............................................................           (47)      (41)      (18)      (17)
                                                                                   -------   -------   -------   -------
Fair value at end of year...................................................       $   809   $   538   $    --   $    --
                                                                                   =======   =======   =======   =======

         ADDITIONAL PLAN INFORMATION

                                                                                        PENSION         POSTRETIREMENT
                                                                                   -----------------   -----------------
                                                                                    2003      2002      2003      2002
                                                                                   -------   -------   -------   -------
Projected benefit obligation....................................................   $ 1,129   $   953   $   312   $   286
Accumulated benefit obligation..................................................     1,006       843       312       286
Fair value of plan assets (1) ..................................................       899       663        --        --

(1) Includes fourth quarter employer contributions.

         The accumulated and projected obligations for all plans exceed the fair value of assets.

         FUNDED STATUS RECOGNIZED ON THE CONSOLIDATED BALANCE SHEETS

                                                                                        PENSION         POSTRETIREMENT
                                                                                   -----------------   -----------------
                                                                                    2003      2002      2003      2002
                                                                                   -------   -------   -------   -------
Funded status at end of year....................................................   $  (320)  $  (415)  $  (312)  $  (286)
Unrecognized prior service cost.................................................        46        41        (7)       (9)
Unrecognized loss...............................................................       453       407       127       110
Fourth quarter employer contribution............................................        90       125         6         6
                                                                                   -------   -------   -------   -------
Net amounts recognized..........................................................   $   269   $   158   $  (186)  $  (179)
                                                                                   =======   =======   =======   =======

         NET AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS

                                                                                        PENSION         POSTRETIREMENT
                                                                                   -----------------   -----------------
                                                                                    2003      2002      2003      2002
                                                                                   -------   -------   -------   -------
Other liabilities...............................................................   $  (124)  $  (196)  $  (186)  $  (179)
Intangible assets...............................................................        47        42        --        --
Accumulated other comprehensive loss............................................       346       312        --        --
                                                                                   -------   -------   -------   -------
Net amounts recognized..........................................................   $   269   $   158   $  (186)  $  (179)
                                                                                   =======   =======   =======   =======

Increase in minimum liability included in accumulated other comprehensive loss..   $    34   $   216   $    --   $    --
                                                                                   =======   =======   =======   =======

         At December 27, 2003, and December 28, 2002, the accumulated benefit obligation of all PBG pension plans exceeded the fair market value of the plan assets resulting in the recognition of the unfunded liability as a minimum balance sheet liability. As a result of this additional liability, our intangible asset increased by $5 million to $47 million in 2003, which equals the amount of unrecognized prior service cost in our plans. The remainder of the liability that exceeded the unrecognized prior service cost was recognized as an increase to accumulated other comprehensive loss of $34 million and $216 million in 2003 and 2002, respectively, before taxes and minority interest. The adjustments to accumulated other comprehensive loss are reflected after minority interest of $2 million and $15 million, and deferred income taxes of $12 million and $78 million in 2003 and 2002, respectively, in our Consolidated Statements of Changes in Shareholders' Equity.

         ASSUMPTIONS

         The assets, liabilities and assumptions used to measure pension and postretirement expense for any fiscal year are determined as of September 30 of the preceding year ("measurement date"). The discount rate assumption used in our pension and postretirement benefit plans' accounting is based on current interest rates for high-quality, long-term corporate debt as determined on each measurement date. In evaluating our rate of return on assets for a given fiscal year, we consider the 10-15 year historical return of our pension investment portfolio, reflecting the weighted return of our plan asset allocation.

         We evaluate these assumptions with our actuarial advisors on an annual basis and we believe they are within accepted industry ranges, although an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

         The weighted-average assumptions used to measure net expense for years ended:

                                                              PENSION           POSTRETIREMENT
                                                         ------------------   ------------------
                                                         2003   2002   2001   2003   2002   2001
                                                         ----   ----   ----   ----   ----   ----
Discount rate.........................................   6.75%  7.50%  7.75%  6.75%  7.50%  7.75%
Expected return on plan assets (1) ...................   8.50%  9.50%  9.50%   N/A    N/A    N/A
Rate of compensation increase.........................   4.34%  4.33%  4.62%  4.34%  4.33%  4.62%

(1) Expected return on plan assets is presented after administration expenses.

         The weighted-average assumptions used to measure the benefit liability as of the end of the period were as follows:

                                                                        PENSION                    POSTRETIREMENT
                                                                ---------------------           --------------------
                                                                2003             2002           2003            2002
                                                                ----             ----           ----            ----
Discount rate.........................................          6.25%            6.75%          6.25%           6.75%
Rate of compensation increase.........................          4.20%            4.34%          4.20%           4.34%

         FUNDING AND PLAN ASSETS

                                                                                          ALLOCATION PERCENTAGE
                                                                                     -------------------------------
                                                                                     TARGET       ACTUAL      ACTUAL
        Asset Category                                                                2004         2003        2002
        --------------                                                               ------       ------      ------
Equity securities.....................................                               70%-75%          74%         71%
Debt securities.......................................                               25%-30%          26%         29%

         The table above shows the target allocation and actual allocation. Our target allocations of our plan assets reflect the long-term nature of our pension liabilities. None of the assets are invested directly in equity or debt instruments issued by PBG, PepsiCo or any bottling affiliates of PepsiCo, although it is possible that insignificant indirect investments exist through our broad market indices. Our equity investments are diversified across all areas of the equity market (i.e., large, mid and small capitalization stocks as well as international equities). Our fixed income investments are also diversified and consist of both corporate and U.S. government bonds. We currently do not invest directly into any derivative investments. PBG's assets are held in a pension trust account at our trustee's bank.

         PBG's pension investment policy and strategy are mandated by PBG's Pension Investment Committee (PIC) and is overseen by the PBG Board of Directors' Compensation Committee. The plan assets are invested using a combination of enhanced and passive indexing strategies. The performance of the plan assets is benchmarked against market indices and reviewed by the PIC. Changes in investment strategies, asset allocations and specific investments are approved by the PIC prior to execution.

         HEALTH CARE COST TREND RATES

         We have assumed an average increase of 11.0% in 2004 in the cost of postretirement medical benefits for employees who retired before cost sharing was introduced. This average increase is then projected to decline gradually to 5.0% in 2013 and thereafter.

         Assumed health care cost trend rates have an impact on the amounts reported for postretirement medical plans. A one-percentage point change in assumed health care costs would have the following effects:

                                                                                      1%              1%
                                                                                     ---              --
                                                                                   INCREASE        DECREASE
                                                                                   --------        --------
Effect on total fiscal year 2003 service and interest cost components..........    $      1        $     (1)
Effect on the fiscal year 2003 accumulated postretirement benefit obligation...    $     10        $     (9)

         During 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was passed into law. The reported postretirement benefit obligation in our Consolidated Balance Sheet does not reflect the effects of the Act. We do provide prescription drug benefits to Medicare-eligible retirees but have elected to defer recognition of the Act until the FASB provides guidance regarding its accounting treatment. This deferral election is permitted under FASB Staff Position FAS 106-1. We do not believe the adoption of the Act will have a material impact on our consolidated results.

         PENSION AND POSTRETIREMENT CASH FLOW

         Our contributions are made in accordance with applicable tax regulations that provide us with current tax deductions for our contributions and for taxation to the employee of plan benefits when the benefits are received. We do not fund our pension plan and postretirement plans when our contributions would not be tax deductible or when benefits would be taxable to the employee before receipt. Of the total pension liabilities at December 27, 2003, $59 million relates to plans not funded due to these unfavorable tax consequences.

       EMPLOYER CONTRIBUTIONS                PENSION      POSTRETIREMENT
       ----------------------                -------      --------------
2002...................................      $   151        $    19
2003...................................      $   162        $    18
2004 (expected)........................      $   100        $    20

         Our 2004 expected contributions are intended to meet or exceed the IRS minimum requirements and provide us with current tax deductions.

NOTE 11 -- EMPLOYEE STOCK OPTION PLANS

         Under our long-term incentive plan, stock options are issued to middle and senior management employees and vary according to salary and level within PBG. Except as noted below, options granted in 2003, 2002 and 2001 had exercise prices ranging from $18.25 per share to $25.50 per share, $23.25 per share to $29.25 per share, and $18.88 per share to $22.50 per share, respectively, expire in 10 years and generally become exercisable 25% after one year, an additional 25% after two years, and the remainder after three years.

         In 2001, two additional option grants were made to certain senior management employees. One grant had an exercise price of $19.50 per share, expires in 10 years and became exercisable on the grant date. The other grant had an exercise price of $22.50 per share, expires in 10 years and becomes exercisable in 5 years.

         The following table summarizes option activity during 2003:

                                                                                                                 WEIGHTED-
                                                                                                                 AVERAGE
                                                                                                                 EXERCISE
Options in millions                                                                                 OPTIONS       PRICE
-------------------                                                                                 -------       -----
Outstanding at beginning of year................................................................      37.4       $  15.53
    Granted.....................................................................................       8.1          23.27
    Exercised...................................................................................      (3.1)         11.27
    Forfeited...................................................................................      (1.1)         22.44
                                                                                                      ----
Outstanding at end of year......................................................................      41.3       $  17.19
                                                                                                      ====       ========
Exercisable at end of year......................................................................      26.9       $  13.93
                                                                                                      ====       ========
Weighted-average fair value of options granted during the year..................................                 $   9.29
                                                                                                                 ========

         The following table summarizes option activity during 2002:

                                                                                                                 WEIGHTED-
                                                                                                                 AVERAGE
                                                                                                                 EXERCISE
Options in millions                                                                                 OPTIONS       PRICE
-------------------                                                                                 -------       -----
Outstanding at beginning of year................................................................      39.7       $  13.20
    Granted.....................................................................................       6.4          25.32
    Exercised...................................................................................      (8.1)         11.63
    Forfeited...................................................................................      (0.6)         16.89
                                                                                                      ----
Outstanding at end of year......................................................................      37.4       $  15.53
                                                                                                      ====       ========
Exercisable at end of year......................................................................      19.9       $  12.59
                                                                                                      ====       ========
Weighted-average fair value of options granted during the year..................................                 $  10.89
                                                                                                                 ========

      The following table summarizes option activity during 2001:

                                                                                                                 WEIGHTED-
                                                                                                                 AVERAGE
                                                                                                                 EXERCISE
Options in millions                                                                                 OPTIONS       PRICE
-------------------                                                                                 -------       -----
Outstanding at beginning of year................................................................      33.2       $  10.75
    Granted.....................................................................................      10.2          20.47
    Exercised...................................................................................      (1.8)         10.84
    Forfeited...................................................................................      (1.9)         12.01
                                                                                                      ----
Outstanding at end of year......................................................................      39.7       $  13.20
                                                                                                      ====       ========
Exercisable at end of year......................................................................       6.6       $  13.38
                                                                                                      ====       ========
Weighted-average fair value of options granted during the year..................................                 $   8.55
                                                                                                                 ========

         Stock options outstanding and exercisable at December 27, 2003:

                                                                                OPTIONS
                                         OPTIONS OUTSTANDING                  EXERCISABLE
                                         -------------------             --------------------
                                              WEIGHTED-
                                               AVERAGE      WEIGHTED-               WEIGHTED-
Options in millions                           REMAINING      AVERAGE                 AVERAGE
                                             CONTRACTUAL    EXERCISE                EXERCISE
RANGE OF EXERCISE PRICE          OPTIONS    LIFE IN YEARS     PRICE      OPTIONS      PRICE
--------------------------       ------------------------------------------------------------
$9.38-$11.49..............          7.2         6.00        $    9.39       7.2     $    9.39
$11.50-$15.88.............         12.0         5.06        $   11.63      12.0     $   11.61
$15.89-$22.50.............          9.1         7.12        $   20.44       5.7     $   20.50
$22.51-$29.25.............         13.0         8.54        $   24.36       2.0     $   25.35
                                   ----         ----        ---------      ----     ---------
                                   41.3         6.77        $   17.19      26.9     $   13.93
                                   ====         ====        =========      ====     =========

      The fair value of PBG stock options used to compute pro forma net income disclosures was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                                    2003            2002           2001
                                                                    ----            ----           ----
Risk-free interest rate..................................            2.9%            4.5%           4.6%
Expected life............................................         6 years         6 years        6 years
Expected volatility......................................             37%             37%            35%
Expected dividend yield..................................           0.17%           0.16%          0.20%

NOTE 12 -- INCOME TAXES

      The details of our income tax provision are set forth below:

                                                                                2003             2002            2001
                                                                                ----             ----            ----
Current:
          Federal.......................................................      $    93           $   61          $   93
          Foreign.......................................................           12               12               5
          State.........................................................            8               17              15
                                                                              -------           ------          -------
                                                                                  113               90             113
                                                                              -------           ------          -------
Deferred:
          Federal.......................................................           74              115              43
          Foreign.......................................................           26                2              (1)
          State.........................................................           14               14               6
                                                                              -------           ------          -------
                                                                                  114              131              48
                                                                              -------           ------          -------
                                                                                  227              221             161
          Cumulative effect of change in accounting principle...........           (1)              --              --
          Rate change expense/(benefit).................................           11               --             (25)
                                                                              -------           ------          -------
                                                                              $   237           $  221          $  136
                                                                              =======           ======          =======

         Our income tax provision includes a nonrecurring increase in income tax expense of $11 million and a nonrecurring reduction in income tax expense of $25 million due to enacted tax rate changes in Canada during the 2003 and 2001 respective tax years.

         Our U.S. and foreign income before income taxes is set forth below:

                                                                                    2003            2002           2001
                                                                                    ----            ----           ----
 U.S............................................................................   $  533          $  573         $  375
 Foreign........................................................................      127              76             66
                                                                                   ------          ------         ------
 Income before income taxes and cumulative effect of change in accounting
 principle......................................................................   $  660          $  649         $  441
 Cumulative effect of change in accounting principle............................       (7)             --             --
                                                                                   ------          ------         ------
                                                                                   $  653          $  649         $  441
                                                                                   ======          ======         ======

         Our reconciliation of income taxes calculated at the U.S. federal statutory rate to our provision for income taxes is set forth below:

                                                                                                      2003       2002      2001
                                                                                                      ----       ----      ----
Income taxes computed at the U.S. federal statutory rate........................................      35.0%      35.0%     35.0%
State income tax, net of federal tax benefit....................................................       1.9        2.8       3.1
Impact of results outside of U.S. and Mexico....................................................      (9.4)      (7.8)    (10.7)
Impact of Mexico operations.....................................................................     (14.7)        --        --
Change in valuation allowances..................................................................      18.3        1.7       1.7
Goodwill and other nondeductible expenses.......................................................       1.9        1.0       3.9
Other, net......................................................................................       1.4        1.3       3.5
                                                                                                     -----       ----      ----
                                                                                                      34.4       34.0      36.5
Rate change expense/(benefit)...................................................................       1.7        --       (5.7)
                                                                                                     -----       ----      ----
Total effective income tax rate before cumulative effect of  change  in accounting principle ...      36.1%      34.0%     30.8%
Cumulative effect of change in accounting principle.............................................       0.2         --        --
                                                                                                     -----       ----      ----
Total effective income tax rate ................................................................      36.3%      34.0%     30.8%
                                                                                                     =====       ====      ====


         The details of our 2003 and 2002 deferred tax liabilities (assets) are set forth below:

                                                                                                     2003           2002
                                                                                                     ----           ----
Intangible assets and property, plant and equipment........................................         $1,596         $1,424
Other......................................................................................             52             94
                                                                                                    ------         ------
Gross deferred tax liabilities.............................................................          1,648          1,518
                                                                                                    ------         ------
Net operating loss carryforwards...........................................................           (267)          (142)
Employee benefit obligations...............................................................           (181)          (191)
Bad debts..................................................................................            (21)           (22)
Various liabilities and other..............................................................           (100)          (106)
                                                                                                    ------         ------
Gross deferred tax assets..................................................................           (569)          (461)
Deferred tax asset valuation allowance.....................................................            271            147
                                                                                                    ------         ------
Net deferred tax assets....................................................................           (298)          (314)
                                                                                                    ------         ------
Net deferred tax liability.................................................................         $1,350         $1,204
                                                                                                    ======         ======

CONSOLIDATED BALANCE SHEETS CLASSIFICATION
Prepaid expenses and other current assets..................................................         $  (71)        $  (61)
Deferred income taxes......................................................................          1,421          1,265
                                                                                                    ------         ------
                                                                                                    $1,350         $1,204
                                                                                                    ======         ======

         We have net operating loss carryforwards totaling $807 million at December 27, 2003, which are available to reduce future taxes in the U.S., Spain, Greece, Russia, Turkey and Mexico. Of these carryforwards, $6 million expire in 2004 and $801 million expire at various times between 2005 and 2023. We have established a full valuation allowance for the net operating loss carryforwards attributable to our operations in Spain, Greece, Russia, Turkey and Mexico based upon our projection that it is more likely than not that the benefit of these losses will not be realized. In addition, at December 27, 2003, we have tax credit carryforwards in the U.S. of $7 million with an indefinite carryforward period and in Mexico of $12 million, which expire at various times between 2008 and 2013.

         Our valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, have increased by $124 million in 2003 and increased by $25 million in 2002.

         Approximately $22 million of our valuation allowance relating to our deferred tax assets at December 27, 2003 would be applied to reduce goodwill if reversed in future periods.

         Deferred taxes are not recognized for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration. Determination of the amount of unrecognized deferred taxes related to these investments is not practicable.

         Income taxes receivable from taxing authorities were $68 million and $42 million at December 27, 2003, and December 28, 2002, respectively. Such amounts are recorded within prepaid expenses and other current assets in our Consolidated Balance Sheets. Income taxes receivable from related parties were $6 million and $3 million at December 27, 2003, and December 28, 2002, respectively. Such amounts are recorded within accounts payable and other current liabilities in our Consolidated Balance Sheets. Amounts paid to taxing authorities and related parties for income taxes were $115 million, $49 million and $101 million in 2003, 2002 and 2001, respectively.

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


NOTE 13 -- GEOGRAPHIC DATA

         We operate in one industry, carbonated soft drinks and other ready-to-drink beverages. We conduct business in the U.S., Mexico, Canada, Spain, Russia, Greece, and Turkey.

                                                                                            NET REVENUES
                                                                           ----------------------------------------------
                                                                             2003                2002               2001
                                                                             ----                ----               ----
U.S...................................................................     $ 7,406              $7,572             $7,197
Mexico................................................................       1,105                 164                 --
Other countries.......................................................       1,754               1,480              1,246
                                                                           -------              ------             ------
                                                                           $10,265              $9,216             $8,443
                                                                           =======              ======             ======

                                                                                  LONG-LIVED ASSETS
                                                                                  ------------------
                                                                              2003               2002
                                                                              ----               ----
U.S...................................................................      $5,723              $5,593
Mexico................................................................       1,432               1,586
Other countries.......................................................       1,350               1,127
                                                                            ------              ------
                                                                            $8,505              $8,306
                                                                            ======              ======

NOTE 14 -- RELATED PARTY TRANSACTIONS

         PepsiCo is considered a related party due to the nature of our franchisee relationship and its ownership interest in our company. The most significant agreements that govern our relationship with PepsiCo consist of:

         (1) The master bottling agreement for cola beverages bearing the "PEPSI-COLA" and "PEPSI" trademarks in the United States; master bottling agreements and distribution agreements for non-cola products in the United States, including MOUNTAIN DEW; and a master fountain syrup agreement in the United States;

         (2) Agreements similar to the master bottling agreement and the non-cola agreements for each country in which we operate, including Canada, Spain, Russia, Greece, Turkey and Mexico, as well as a fountain syrup agreement for Canada, similar to the master syrup agreement;

         (3) A shared services agreement whereby PepsiCo provides us or we provide PepsiCo with certain support, including information technology maintenance, procurement of raw materials, shared space, employee benefit administration, credit and collection, and international tax and accounting services. The amounts paid or received under this contract are equal to the actual costs incurred by the company providing the service. During 2001, a PepsiCo affiliate provided casualty insurance to us; and

         (4) Transition agreements that provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities, and obligations arising from periods prior to the initial public offering. Under our tax separation agreement, PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ended on or before the initial public offering.

         Additionally, we review our annual marketing, advertising, management and financial plans each year with PepsiCo for its approval. If we fail to submit these plans, or if we fail to carry them out in all material respects, PepsiCo can terminate our beverage agreements. If our beverage agreements with PepsiCo are terminated for this or for any other reason, it would have a material adverse effect on our business and financial results.

         BOTTLER INCENTIVES AND OTHER ARRANGEMENTS - We share a business objective with PepsiCo of increasing the availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo, at its discretion, provides us with various forms of bottler incentives to promote its beverages. These incentives are mutually agreed-upon between us and PepsiCo and cover a variety of initiatives, including direct marketplace support, capital equipment funding and advertising support. Based on the objectives of the programs and initiatives, we record bottler incentives as an adjustment to net revenues, cost of sales or selling, delivery and administrative expenses. Beginning in 2003, due to the adoption of Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," we have changed our accounting methodology for the way we record bottler incentives. See Note 2 - Summary of Significant Accounting Policies for a discussion on the change in classification of these bottler incentives.

         Bottler incentives received from PepsiCo, including media costs shared by PepsiCo, were $646 million, $560 million and $554 million for 2003, 2002 and 2001, respectively. Changes in our bottler incentives and funding levels could materially affect our business and financial results.

         PURCHASES OF CONCENTRATE AND FINISHED PRODUCT - We purchase concentrate from PepsiCo, which is the critical flavor ingredient used in the production of carbonated soft drinks and other ready-to-drink beverages. PepsiCo determines the price of concentrate annually at its discretion. We also pay a royalty fee to PepsiCo for the Aquafina trademark. Amounts paid or payable to PepsiCo and its affiliates for concentrate and royalty fees were $1,971 million, $1,699 million and $1,584 million in 2003, 2002 and 2001, respectively.

         We also produce or distribute other products and purchase finished goods and concentrate through various arrangements with PepsiCo or PepsiCo joint ventures. During 2003, 2002 and 2001, total amounts paid or payable to PepsiCo or PepsiCo joint ventures for these transactions were $556 million, $464 million and $375 million, respectively.

         We provide manufacturing services to PepsiCo and PepsiCo affiliates in connection with the production of certain finished beverage products. During 2003, 2002 and 2001, total amounts paid or payable by PepsiCo for these transactions were $6 million, $10 million and $32 million, respectively.

         FOUNTAIN SERVICE FEE - We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements. Amounts received from PepsiCo for these transactions are offset by the cost to provide these services and are reflected in our Consolidated Statements of Operations in selling, delivery and administrative expenses. Net amounts paid or payable by PepsiCo to us for these services were approximately $200 million, $200 million and $185 million, in 2003, 2002 and 2001, respectively.

         OTHER TRANSACTIONS - Prior to 2002, Hillbrook Insurance Company, Inc., a subsidiary of PepsiCo, provided insurance and risk management services to us pursuant to a contractual agreement. Total premiums paid to Hillbrook Insurance Company, Inc. during 2001 were $58 million.

         We provide and receive various services from PepsiCo and PepsiCo affiliates pursuant to a shared services agreement and other arrangements, including information technology maintenance, procurement of raw materials, shared space, employee benefit administration, credit and collection, and international tax and accounting services. Total net expenses incurred were approximately $62 million, $57 million and $133 million during 2003, 2002 and 2001, respectively.

         We purchase snack food products from Frito-Lay, Inc., a subsidiary of PepsiCo, for sale and distribution in all of Russia except Moscow. Amounts paid or payable to PepsiCo and its affiliates for snack food products were $51 million, $44 million and $27 million in 2003, 2002 and 2001, respectively.

         Under tax sharing arrangements we have with PepsiCo, we received $7 million, $3 million and $4 million in tax related benefits from PepsiCo in 2003, 2002 and 2001, respectively.

         The Consolidated Statements of Operations include the following income (expense) amounts as a result of transactions with PepsiCo and its affiliates:

                                                                                  2003            2002            2001
                                                                                  ----            ----            ----
Net revenues:
  Bottler incentives....................................................        $     21        $    257        $    262
                                                                                ========        ========        ========
Cost of sales:
  Purchases of concentrate and finished products,
      and Aquafina royalty fees.........................................        $ (2,527)       $ (2,163)       $ (1,959)
  Bottler incentives....................................................             527              --              --
  Manufacturing  and distribution service reimbursements................               6              10              32
                                                                                --------        --------        --------
                                                                                $ (1,994)       $ (2,153)       $ (1,927)
                                                                                ========        ========        ========

Selling, delivery and administrative expenses:
  Bottler incentives....................................................        $     98        $    303        $    292
  Fountain service fee..................................................             200             200             185
  Frito-Lay purchases...................................................             (51)            (44)            (27)
  Insurance fees........................................................             --               --             (58)
  Shared services.......................................................             (62)            (57)           (133)
                                                                                --------        --------        --------
                                                                                $    185        $    402        $    259
                                                                                ========        ========        ========
Income tax expense                                                              $      7        $      3        $      4
                                                                                ========        ========        ========

         We are not required to pay any minimum fees to PepsiCo, nor are we obligated to PepsiCo under any minimum purchase requirements.

         As part of our acquisition in Turkey (see Note 16), PBG paid PepsiCo $8 million for its share of Fruko Mesrubat Sanayii A.S. and related entities in 2002. In addition, we sold certain brands to PepsiCo from the net assets acquired for $16 million in 2002.

         As part of our acquisition of Gemex (see Note 16), PepsiCo received $297 million in 2002 for the tender of its shares for its 34.4% ownership in the outstanding capital stock of Gemex. In addition, PepsiCo made a payment to us for $17 million in 2002, to facilitate the purchase and ensure a smooth ownership transition of Gemex.

         We paid PepsiCo $3 million, $10 million and $9 million during 2003, 2002 and 2001, respectively, for distribution rights relating to the SOBE brand in certain PBG-owned territories in the U.S. and Canada.

         In connection with PBG's acquisition of Pepsi-Cola Bottling of Northern California in 2001, PBG paid $10 million to PepsiCo for its equity interest in Northern California.

         Bottling Group, LLC will distribute pro rata to PepsiCo and PBG, based upon membership interest, sufficient cash such that aggregate cash distributed to us will enable us to pay our income taxes and interest on our $1 billion 7.0% senior notes due 2029. PepsiCo's pro rata cash distribution during 2003, 2002 and 2001 from Bottling Group, LLC was $7 million, $11 million and $16 million, respectively.

         The $1.3 billion of 5.63% senior notes and the $1.0 billion of 5.38% senior notes issued on February 9, 1999, by our subsidiary Bottling Group, LLC are guaranteed by PepsiCo. In addition, the $1.0 billion of 4.63% senior notes issued on November 15, 2002, also by Bottling Group, LLC, were guaranteed by PepsiCo starting in February 2004 in accordance with the terms set forth in the related indenture.

         Amounts payable to PepsiCo and its affiliates were $20 million and $26 million at December 27, 2003, and December 28, 2002, respectively. Such amounts are recorded within accounts payable and other current liabilities in our Consolidated Balance Sheets.

Board of Directors

         Two of our board members are employees of PepsiCo. Neither of these board members serves on our Audit and Affiliated Transactions Committee. In addition, one of the managing directors of Bottling Group, LLC, our principal operating subsidiary, is an employee of PepsiCo.

         Effective March 2004, neither of the PepsiCo board members will serve on any of our board of director committees.

NOTE 15 -- CONTINGENCIES

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

NOTE 16 -- ACQUISITIONS

         During 2003 we acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from three franchise bottlers. The following acquisitions occurred for an aggregate purchase price of $91 million in cash and assumption of liabilities of $13 million:

-        Pepsi-Cola Buffalo Bottling Corp. of Buffalo, New York in February.

-        Cassidy's Beverage Limited of New Brunswick, Canada in February.

-        Olean Bottling Works, Inc. of Olean, New York in August.

         As a result of these acquisitions, we have assigned $7 million to goodwill, $76 million to franchise rights and $5 million to non-compete arrangements. The goodwill and franchise rights are not subject to amortization. The non-compete agreements are being amortized over five years. The allocations of the purchase price for these acquisitions are still preliminary and will be determined based on the estimated fair value of assets acquired and liabilities assumed as of the dates of acquisitions. The operating results of each of our acquisitions are included in the accompanying consolidated financial statements from its respective date of purchase. These acquisitions were made to enable us to provide better service to our large retail customers. We expect these acquisitions to reduce costs through economies of scale.

         During 2003, we also paid $5 million for the purchase of certain franchise rights relating to SOBE and DR. PEPPER and paid $4 million for purchase obligations relating to acquisitions made in the prior year.

         During 2002, we acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from several PepsiCo franchise bottlers. The following acquisitions occurred for an aggregate amount of $936 million in cash and $388 million of assumed debt:

-        Fruko Mesrubat Sanayii A.S. and related entities of Turkey in March.

-        Pepsi-Cola Bottling Company of Macon, Inc. of Georgia in March.

- Pepsi-Cola Bottling Company of Aroostook, Inc., of Presque Isle, Maine in June.

- Seaman's Beverages Limited of the Canadian province of Prince Edward Island in July.

-        Pepsi-Gemex, S.A. de C.V. of Mexico in November.

-        Kitchener Beverages Limited of Ontario, Canada in December.

         For our 2002 acquisitions, we made additional purchase price allocations to goodwill and other intangible assets, net of approximately $136 million in 2003. The final allocations of the purchase prices were determined based on the fair value of assets acquired and liabilities assumed as of the date of acquisition. During 2003, the allocations of the purchase prices for these acquisitions were finalized. As a result of our final purchase price allocations to our 2002 acquisitions, the total amounts that we have assigned to goodwill and other intangibles, net in our Consolidated Balance Sheets were $302 million and $835 million, respectively.

         The largest of our 2002 acquisitions was Gemex, where we acquired all of its outstanding capital stock. Our total cost for the purchase of Gemex was a net cash payment of $871 million and assumed debt of approximately $318 million. The following table summarizes the final allocation of fair values of the assets acquired and liabilities assumed in connection with our acquisition of Gemex, net of cash acquired:

                                                                                  GEMEX                             GEMEX
                                                                                PRELIMINARY       PURCHASE          FINAL
                                                              USEFUL LIFE       ALLOCATION       ACCOUNTING      ALLOCATION
                                                                (YEARS)            2002          ADJUSTMENTS        2003
                                                              ------------      -----------      -----------     -----------
ASSETS
  Current assets........................................                        $       101      $         4     $       105
  Fixed assets..........................................          5-33                  505                2             507
  Intangible assets subject to amortization:
      Customer relationships and lists .................         17-20                   --               46              46
  Goodwill..............................................                                126              161             287
  Indefinite lived intangible assets:
      Franchise rights..................................       Indefinite               808             (621)            187
      Trademarks........................................       Indefinite                --              225             225
      Distribution rights...............................       Indefinite                --              311             311
      Other identified intangibles......................       Indefinite                --               10              10
  Other assets..........................................                                 15               (9)              6
                                                                                -----------      -----------     -----------
               TOTAL ASSETS.............................                        $     1,555      $       129     $     1,684
                                                                                -----------      -----------     -----------
LIABILITIES
  Accounts payable and other current liabilities........                                141               24             165
  Short-term borrowings.................................                                  5               --               5
  Long-term debt........................................                                300               13             313
  Deferred income taxes.................................                                137               92             229
  Other liabilities.....................................                                101               --             101
                                                                                -----------      -----------     -----------
               TOTAL LIABILITIES........................                        $       684      $       129     $       813
                                                                                -----------      -----------     -----------
NET ASSETS ACQUIRED.....................................                        $       871      $        --     $       871
                                                                                ===========      ===========     ===========

         As noted in the table above, we have adjusted the preliminary allocation of goodwill relating to Gemex by $161 million in 2003. These adjustments resulted primarily from revised estimates of the fair value of our intangible assets of $29 million and the recognition of deferred tax liabilities of $92 million. In addition, we have adjusted the preliminary allocation of goodwill of Gemex for pre-acquisition contingencies of $17 million and severance and other facility closing costs of $23 million. These adjustments were made in accordance with our previously established acquisition plans.

         The following unaudited pro forma operating information summarizes our consolidated results of operations as if the Gemex acquisition had occurred on the first day of fiscal year 2002 and 2001.

                                                                 2002      2001
                                                                 ----      ----
 Net revenues...........................................       $10,297    $9,617
 Income before income taxes.............................       $   676    $  466
 Net income.............................................       $   446    $  322
 Earnings per share
   Basic................................................       $  1.58    $ 1.13
   Diluted..............................................       $  1.52    $ 1.09

NOTE 17 - ACCUMULATED OTHER COMPREHENSIVE LOSS

         The balances related to each component of accumulated other comprehensive loss were as follows:

                                                                                  2003           2002           2001
                                                                                  ----           ----           ----
Currency translation adjustment...................................               $ (195)       $ (285)        $ (303)
Cash flow hedge adjustment (a)....................................                   13            (5)           (12)
Minimum pension liability adjustment (b)..........................                 (198)         (178)           (55)
                                                                                 ------        ------         ------
Accumulated other comprehensive loss..............................               $ (380)       $ (468)        $ (370)
                                                                                 ======        ======         ======

         (a) Net of minority interest and taxes of $(9) million in 2003, $4 million in 2002 and $8 million in 2001.

         (b) Net of minority interest and taxes of $148 million in 2003, $134 million in 2002 and $41 million in 2001.

NOTE 18 -- COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE


(shares in thousands)                                                        2003       2002         2001
                                                                          --------    --------     --------
Number of shares on which basic earnings per share are based:

  Weighted-average outstanding during period.........................      269,933     281,674      286,024
  Add - Incremental shares under stock
    compensation plans...............................................        6,986      11,116        9,655
                                                                          --------    --------     --------

Number of shares on which diluted
   earnings per share are based......................................      276,919     292,790      295,679

Basic and diluted net income applicable to
   common shareholders...............................................     $    416    $    428     $    305

Basic earnings per share.............................................     $   1.54    $   1.52     $   1.07

Diluted earnings per share...........................................     $   1.50    $   1.46     $   1.03

         Diluted earnings per share reflect the potential dilution that could occur if the stock options or other equity awards from our stock compensation plans were exercised and converted into common stock that would then participate in net income.

         Shares outstanding reflect the effect of our share repurchase program, which began in October 1999. The amount of shares authorized by the Board of Directors to be repurchased totals 75 million shares, of which we have repurchased approximately 63 million shares and have reissued approximately 14 million shares for stock option exercises since the inception of our share repurchase program.

NOTE 19 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                              FIRST     SECOND       THIRD      FOURTH
2003                                         QUARTER    QUARTER     QUARTER     QUARTER    FULL-YEAR
                                             -------    -------     -------     -------    ---------
Net revenues.............................    $ 1,874    $ 2,532     $ 2,810     $ 3,049    $  10,265
Gross profit.............................        947      1,242       1,372       1,489        5,050
Operating income.........................        120        271         358         207          956
Net income...............................         33        131         183          69          416

                                              FIRST     SECOND       THIRD      FOURTH
2002                                         QUARTER    QUARTER     QUARTER     QUARTER    FULL-YEAR
                                             -------    -------     -------     -------    ---------
Net revenues.............................    $ 1,772    $ 2,209     $ 2,455     $ 2,780    $   9,216
Gross profit.............................        830      1,024       1,118       1,243        4,215
Operating income.........................        135        271         338         154          898
Net income...............................         54        139         178          57          428

MANAGEMENT RESPONSIBILITY AND CORPORATE GOVERNANCE

To Our Shareholders:

         The culture of The Pepsi Bottling Group was founded on the principles of clarity and transparency, beginning with the simplicity of our mission statement, "We Sell Soda." We take pride in communicating our objectives and our results in a clear and straightforward manner. Our corporate controls and governance policies are designed to ensure the accuracy and integrity of our data. We also emphasize the role everyone in our organization has in understanding our principles and upholding them.

         We maintain a system of internal controls over financial reporting designed to provide reasonable assurance regarding financial statement reliability, operating efficiency and effectiveness, as well as compliance with applicable laws and regulations. Our internal controls over financial reporting consist of company policies and procedures that are designed to achieve these objectives. To ensure the quality of our disclosures, we also maintain a system of disclosure controls. We enlist the involvement of our Disclosure Committee in the review process of our periodic SEC filings and other investor communications. The Disclosure Committee is composed of senior executives from a number of functions who are knowledgeable about our business and our financial reporting. Our internal audit function monitors the design and effectiveness of our internal control and disclosure control procedures.

         A majority of the members of our Board of Directors are independent. Our Audit Committee of the Board of Directors is composed solely of independent, financially literate directors, with one member of the Audit Committee qualified and designated to serve as a financial expert. The Audit Committee assists the Board in its oversight of our financial reporting process and our controls to safeguard assets through periodic meetings with our independent auditors, internal auditors and management. Both our independent auditors and internal auditors have unlimited and open access to the Audit Committee.

         The consolidated financial statements in this report have been audited and reported on by our independent auditors, KPMG LLP, who are engaged and evaluated by, and report directly to our Audit Committee. KPMG LLP is given free access to all financial records and related data, including the minutes of the meetings of the Board of Directors and its committees. Their report for 2003 can be found on page 62.

         While our management team is responsible for the integrity of the information in this report, all PBG employees at every level are required to adhere to high standards of personal and professional integrity. PBG carefully selects and trains qualified employees, who are provided written policies and procedures including PBG's Code of Conduct. The Code of Conduct was adopted by our Board of Directors and explains the principles that define our Company. We have provided our Code of Conduct, which has been translated into several languages, to every one of our employees, directors and officers and we hold them personally accountable for compliance with its principles.

         PBG's Business Ethics Line provides a confidential way for PBG employees to raise issues or concerns to our Board of Directors without retribution. The Business Ethics Line is monitored by an independent third party, and is available to employees at all locations worldwide. In addition, we have established a process for shareholders to communicate directly with PBG's non-management directors regarding their concerns, including the integrity of our financial reporting process.

         We are responsible for the integrity and objectivity of the financial data and information contained in this report, which we have prepared in accordance with accounting principles generally accepted in the United States of America. We believe our controls as of December 27, 2003 provide reasonable assurance that our consolidated financial statements are reliable and our assets are safeguarded and we remain committed to providing accurate and clear information about PBG to our shareholders.

       John T. Cahill             Alfred H. Drewes           Andrea L. Forster
   Chairman of the Board      Senior Vice President and     Vice President and
and Chief Executive Officer    Chief Financial Officer          Controller

                          Independent Auditors' Report

The Board of Directors and Shareholders

The Pepsi Bottling Group, Inc.:

         We have audited the accompanying consolidated balance sheets of The Pepsi Bottling Group, Inc. and subsidiaries as of December 27, 2003 and December 28, 2002, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the fiscal years in the three-year period ended December 27, 2003. These consolidated financial statements are the responsibility of management of The Pepsi Bottling Group, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pepsi Bottling Group, Inc. and subsidiaries as of December 27, 2003 and December 28, 2002, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 27, 2003, in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 2 to the consolidated financial statements, the company adopted FASB 142, "Goodwill and Other Intangible Assets," as of December 30, 2001 and Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," as of December 29, 2002.

/s/ KPMG LLP

New York, New York

January 27, 2004

SELECTED FINANCIAL AND OPERATING DATA

in millions, except per share data                                   2003          2002          2001        2000(1)         1999
                                                                   --------      --------      --------      --------      --------
FISCAL YEARS ENDED
STATEMENT OF OPERATIONS DATA:
    Net revenues ................................................   $10,265      $  9,216      $  8,443      $  7,982      $  7,505
    Cost of sales ...............................................     5,215         5,001         4,580         4,405         4,296
                                                                   --------      --------      --------      --------      --------
    Gross profit ................................................     5,050         4,215         3,863         3,577         3,209
    Selling, delivery and administrative expenses ...............     4,094         3,317         3,187         2,987         2,813
    Unusual impairment and other charges and credits (2) ........        --            --            --            --           (16)
                                                                   --------      --------      --------      --------      --------
    Operating income ............................................       956           898           676           590           412
    Interest expense, net .......................................       239           191           194           192           202
    Other non-operating expenses, net ...........................         7             7            --             1             1
    Minority interest ...........................................        50            51            41            33            21
                                                                   --------      --------      --------      --------      --------
    Income before income taxes ..................................       660           649           441           364           188
    Income tax expense (3)(4) ...................................       238           221           136           135            70
                                                                   --------      --------      --------      --------      --------
    Income before cumulative effect of change in accounting
      principle .................................................       422           428           305           229           118
    Cumulative effect of change in accounting principle, net of
       tax and minority interest ................................         6            --            --            --            --
                                                                   --------      --------      --------      --------      --------
    Net income ..................................................  $    416      $    428      $    305      $    229      $    118
                                                                   ========      ========      ========      ========      ========

PER SHARE DATA: (5)
    Basic earnings per share ....................................  $   1.54      $   1.52      $   1.07      $   0.78      $   0.46
    Diluted earnings per share ..................................  $   1.50      $   1.46      $   1.03      $   0.77      $   0.46
    Cash dividend per share .....................................  $   0.04      $   0.04      $   0.04      $   0.04      $   0.03
    Weighted-average basic shares outstanding ...................       270           282           286           294           257
    Weighted-average diluted shares outstanding .................       277           293           296           299           257
OTHER FINANCIAL DATA:

    Cash provided by operations .................................  $  1,084      $  1,014      $    882      $    779      $    699
    Capital expenditures ........................................  $   (644)     $   (623)     $   (593)     $   (515)     $   (560)
BALANCE SHEET DATA (AT PERIOD END):

    Total assets ................................................  $ 11,544      $ 10,043      $  7,857      $  7,736      $  7,624
    Long-term debt ..............................................  $  4,493      $  4,539      $  3,285      $  3,271      $  3,268
    Minority interest ...........................................  $    396      $    348      $    319      $    306      $    278
    Accumulated other comprehensive loss ........................  $   (380)     $   (468)     $   (370)     $   (254)     $   (223)
    Total shareholders' equity ..................................  $  1,881      $  1,824      $  1,601      $  1,646      $  1,563

(1) Our fiscal year 2000 results were impacted by the inclusion of an extra week in our fiscal year. The extra week increased net income by $7 million, or $0.02 per share.

(2)  Unusual impairment and other charges and credits comprise of the following:

     - $45 million non-cash compensation charge in the second quarter of 1999.

     - $53 million vacation accrual reversal in the fourth quarter of 1999.

     - $8 million restructuring reserve reversal in the fourth quarter of 1999.

(3)  Fiscal year 2001 includes Canada tax law change benefits of $25 million.

(4)  Fiscal year 2003 includes Canada tax law change expense of $11 million.

(5)  Reflects the 2001 two-for-one stock split.